

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934**
for the fiscal year ended December 31, 2000

Commission File number: 1-14410

AXA

(Exact name of Registrant as specified in its charter)

N / A	**The Republic of France**
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

25, avenue Matignon - 75008 Paris - France
(Address of registrant's principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name of each exchange on which registered:**
Ordinary shares	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of May 18, 2001 was: 1,713,851,912 Ordinary Shares of euro 2.29 nominal value per share, including 64,465,752 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☒

Part I

Part II

Part III

Presentation of Information

This Annual Report on Form 20-F (referred to herein as the "annual report") has been filed with the United States Securities and Exchange Commission (referred to in this annual report as the "U.S. SEC").

"AXA" refers to AXA (the "Company"), a company organized under the laws of France, and its direct and indirect subsidiaries. "Shares" refer to the Company's ordinary shares. The principal trading market for the ordinary shares of AXA is the *Premier Marché* of the Euronext Paris SA (which resulted from the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000, which we refer to in this annual report as the "ParisBourse"). "ADS" or "ADR" refers to the Company's American Depositary Shares or Receipts, each of which represents the right to receive one AXA ordinary share, which are listed on the New York Stock Exchange (referred to in this annual report as "NYSE").

At the annual general meeting of shareholders of AXA held on May 9, 2001, AXA's shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The information contained in this annual report, unless otherwise indicated, is on a pre-stock split basis and does not reflect the corresponding ratio change between the AXA ADS and ordinary shares.

This annual report includes AXA's consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 and as at December 31, 2000 and 1999. AXA's consolidated financial statements, including the notes thereto, are included in "Item 18 - Financial Statements" and have been prepared in accordance with generally accepted accounting principles in France, which we refer to in this annual report as "French GAAP". Unless noted otherwise, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations that are described in notes I and 2 to the consolidated financial statements. French GAAP differs significantly from generally accepted accounting principles in the United States, which we refer to in this annual report as "U.S. GAAP". See notes 26 and 27 to the consolidated financial statements for a description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of net income and shareholders' equity from French GAAP to U.S. GAAP and condensed consolidated U.S. GAAP balance sheets and statements of income.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

France is a member of the European Monetary Union ("EMU"). On January 1, 1999 a single European currency known as the "Euro" was introduced and became the lawful currency of the EMU member states which include: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and Greece. On such date, the legal rate of conversion between the French franc and the Euro was fixed at FF 6.55957 = € 1.00 and transactions denominated in Euro started to take place, including new public debt issues. However, Euro banknotes and coins are not expected to enter circulation until January 1, 2002. Outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). During the transitional phase, which is planned to begin on January 1, 2002 and end on July 1, 2002, national currencies, including banknotes and coins, will subsist as non-decimal denominations of the Euro. By July 1, 2002, the Central European Bank will withdraw the national currencies from circulation, and these currencies will no longer be legal tender for any transactions.

AXA publishes its consolidated financial statements in Euro ("Euro", "euro" or €). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as "US dollars" or "US$" or "$". For historical exchange rate information, refer to "Item 3 - Key Information - Exchange Rate Information". For a discussion of the impact of foreign currency fluctuations on AXA's financial condition and results of operations, see "Item 5 - Operating and Financial Review and Prospects - Market Conditions in 2000".

Special Note Regarding Forward-Looking Statements

This annual report contains both historical and forward-looking statements concerning the financial condition, results of operations and business of AXA. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those discussed elsewhere in this annual report and in AXA's other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions.

Forward-looking statements in this annual report are identified by use of the following words and other similar expressions, among others:

- "anticipate"
- "believe"
- "could"
- "estimate"
- "expect"
- "goals"
- "intend"
- "may"
- "objectives"
- "outlook"
- "probably"
- "project"
- "risks"
- "seek"
- "should"
- "target"

The following factors could affect the future results of operations of AXA and could cause those results to differ materially from those expressed in the forward-looking statements included in this annual report:

- the intensity of competition from other financial institutions;
- AXA's experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to its life and savings operations, which also include health products;
- the frequency, severity and development of property and casualty claims including catastrophic events which are uncertain in nature, and policy renewal rates relating to AXA's property and casualty business;
- market risks related to (a) fluctuations in interest rates, equity market prices and foreign currency exchange, (b) adverse changes in the economy in AXA's major markets and other adverse developments that may affect the value of AXA's investments, (c) the use of derivatives and AXA's ability to hedge such exposures effectively, and (d) counterparty credit risk;
- AXA's ability to develop, distribute and administer competitive products and services in a timely, cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses;
- AXA's visibility in the market place, the financial and claims-paying ability ratings of its insurance subsidiaries, as well as AXA's ability to access adequate financing to support its future business;
- the effect of changes in laws and regulations on AXA's businesses, including changes in tax laws affecting insurance (including annuity products) as well as operating income and changes in accounting and reporting practices;
- the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation;
- adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate;
- the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and
- the effect of any future acquisitions or disposals.

The above factors are in addition to those factors discussed elsewhere in this annual report including matters discussed under "Item 3 - Key Information - Risk Factors"; "Item 4 - Information on the Company"; "Item 5 - Operating and Financial Review and Prospects"; and "Item 11 - Qualitative and Quantitative Disclosure About Market Risk".

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. AXA undertakes no obligation to update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, AXA's results could differ materially from the forward-looking statements contained in this annual report.

Item 1: Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below have been derived from AXA's consolidated financial statements and related notes for the years ended December 31, 2000, 1999, 1998, 1997 and 1996. The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2000, 1999 and 1998 and as at December 31, 2000 and 1999 included elsewhere in this annual report.

AXA's consolidated financial statements for the periods ended prior to January 1, 1999 were prepared in French francs and translated into Euro at the legal conversion rate of € 1.00 = FF6.55957.

AXA's consolidated financial statements have been prepared in accordance with French GAAP, which are described in notes 1 and 2 to the consolidated financial statements. French GAAP differs in certain material respects from U.S. GAAP. For a description of the material differences between French GAAP and U.S. GAAP relevant to AXA, please see "Item 5 - Operating and Financial Review and Prospects - Reconciliation of French GAAP to U.S. GAAP" and notes 26 and 27 to the consolidated financial statements.

As a result of the sale of Donaldson, Lufkin & Jenrette (which we refer to in this annual report as "DLJ") on November 3, 2000, revenues and net income generated by the Other Financial Services Segment will decrease significantly in future periods. In respect of the U.S. GAAP financial data presented below, the historical income statement data, net income per ordinary share (and per ADS) and balance sheet data presented below have been restated to reflect the accounting treatment of DLJ as a discontinued operation. The restated U.S. GAAP financial data for the years ended December 31, 2000, 1999 and 1998 and as at December 31, 2000 and 1999 were derived from the audited consolidated financial statements included elsewhere in this annual report. All other restated U.S. GAAP financial data presented in the table below have not been audited.

Please refer to "Item 5–Operating and Financial Review and Prospects", included elsewhere in this annual report, for information regarding the impact of the sale of DLJ and other significant events affecting the comparability of AXA's consolidated financial results for the year ended December 31, 2000 with the years ended December 31, 1999 and 1998.

AXA Nichidan Insurance Holding, AXA Asia Pacific Holdings and their respective subsidiaries use a fiscal year end of September 30 and are consolidated as at and for the year ended September 30 in AXA's consolidated financial statements.

INCOME STATEMENT DATA	2000 (in US $ millions except per ordinary share and ADS amount) (i)	Years ended December 31				
		2000	1999 (p)	1998	1997 (k)	1996
		(in euro millions except per ordinary share and ADS amounts)				
In accordance with French GAAP:						
Gross premiums and financial services revenues (including change in unearned premiums)	74,665	79,532	66,537	56,729	55,586	25,454
Net investment results (a)	19,586	20,863	15,630	14,069	12,812	5,398
Total revenues	94,251	100,395	82,167	70,798	68,398	30,852
Income before income tax expense	8,284	8,824	4,182	3,717	3,153	1,352
Income tax expense	(2,603)	(2,773)	(1,292)	(1,222)	(1,189)	(442)
Minority interests	(1,994)	(2,124)	(858)	(974)	(802)	(320)
Equity in income (loss) of unconsolidated entities	(22)	(23)	(10)	11	45	(9)
Net income	3,665	3,904	2,021	1,531	1,207	581
– Net income per ordinary share (n):						
– basic	9.66	10.28	5.73	4.52	3.71	3.10
– diluted	9.14	9.74	5.40	4.24	3.48	2.79
– Net income per ADS (d) (n):						
– basic	4.83	5.14	2.86	2.26	1.86	1.55
– diluted	4.57	4.87	2.70	2.12	1.74	1.40
Dividends per ordinary share (e)	2.07	2.20	2.00	1.70	1.37	1.14
Dividends per ADS (d) (e)	1.03	1.10	1.00	0.85	0.69	0.57
In accordance with US GAAP:						
Gross premiums (c)	36,086	38,438	31,649	29,203	26,276	8,155
Total revenues (o)	50,958	54,280	46,344	41,144	36,365	12,920
Income from continuing operations (before tax) (o)	1,387	1,478	970	1,261	1,011	347
Income from continuing operations (after tax and minority interest) (o)	893	951	864	618	156	233
Income from discontinued operations (net of tax) (o)	181	192	344	129	153	95
Gain on sale of discontinued operation (net of tax) (o)	1,976	2,105	–	–	–	–
Net income	3,050	3,248	1,209	748	310	328
Per Ordinary share (b) (n):						
Basic – Income from continuing operations (after tax and minority interest)	2.38	2.53	2.48	1.86	0.50	1.30
– Net income	8.12	8.65	3.46	2.24	0.98	1.83
Diluted – Income from continuing operations (after tax and minority interest)	2.31	2.46	2.40	1.77	0.45	1.24
– Net income	7.87	8.38	3.29	2.11	0.90	1.73
Per ADS:						
Basic – Income from continuing operations (after tax and minority interest)	1.19	1.27	1.24	0.93	0.25	0.65
– Net income	4.06	4.33	1.73	1.12	0.49	0.91
Diluted – Income from continuing operations (after tax and minority interest)	1.15	1.23	1.20	0.89	0.23	0.62
– Net income	3.93	4.19	1.65	1.05	0.45	0.86
In accordance with US GAAP, except for adjustment for unrealized investment gains and losses on assets allocated to UK with-profit contracts (f):						
Net income	2,604	2,771	2,239	1,457	1,263	493
– Net income per ordinary share (b) (n):						
– Basic	6.93	7.38	6.41	4.36	3.99	2.75
– Diluted	6.71	7.15	6.13	4.09	3.74	2.50
– Net income per ADS (d) (n):						
– Basic	3.46	3.69	3.21	2.18	2.00	1.37
– Diluted	3.36	3.58	3.07	2.04	1.87	1.25
Other data (non-GAAP):						
Number of ordinary shares outstanding	–	416.2	356.3	350.3	331.4	193.1
Return on equity (l)	–	13.7%	14.5%	12.8%	11.2%	10.2%
Dividend pay-out ratio (m)	–	41.0%	38.2%	38.9%	37.6%	62.2%
Net dividend distribution (e)	869	926	713	595	455	361

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BALANCE SHEET DATA		Years ended December 31				
	2000 (in US $ millions except per ordinary share and ADS amount) (i)	2000	1999	1998 (in euro millions except per ordinary share and ADS amounts)	1997 (k)	1996
In accordance with French GAAP:						
Total investments (j)	247,325	263,448	293,069	235,158	231,598	105,147
Total assets	445,570	474,616	507,480	384,835	368,064	171,857
Insurance liabilities (g)	238,486	254,033	214,946	185,295	170,634	71,669
Long-term debt:						
– Financing debt	6,067	6,463	3,290	2,842	3,607	3,365
– Operating debt	502	535	4,821	3,299	2,292	1,170
Mandatorily convertible bonds and notes (h)	180	192	474	474	474	192
Subordinated debt (h)	7,755	8,261	4,832	2,706	2,315	1,294
Shareholders' equity	22,833	24,322	16,357	13,537	11,993	6,835
Shareholders' equity per ordinary share (b) (n)	54.86	58.43	45.90	38.65	36.19	35.39
Shareholders' equity per ADS (d) (n)	27.43	29.22	22.95	19.32	18.10	17.70
In accordance with US GAAP:						
Total investments (j) (o)	250,401	266,724	240,536	211,651	192,362	62,275
Total assets (o)	468,613	499,161	428,527	350,746	318,425	117,690
Insurance liabilities	241,597	257,347	218,598	189,485	179,652	57,609
Long-term debt (h) (o) :						
– Financing debt	14,123	15,044	7,824	5,356	5,843	4,368
– Operating debt	502	535	408	624	472	236
Shareholders' equity	29,629	31,561	22,672	20,355	16,747	6,933
Shareholders' equity per ordinary share (b) (n)	72.02	76.71	64.29	58.72	51.54	38.67
Shareholders' equity per ADS (b) (n)	36.01	38.36	32.15	29.36	25.77	19.34
In accordance with US GAAP except for adjustment for unrealized investment gains on real estate allocated to UK with-profit contracts (f):						
Shareholders' equity	29,886	31,834	22,886	20,545	16,922	7,105
Shareholders' equity, per ordinary share (b) (n)	72.64	77.37	64.89	59.27	52.08	39.63

(a) Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA's Other Financial Services operations) and net realized investment gains and losses.

(b) All per ordinary share amounts calculated in accordance with French GAAP and U.S. GAAP are based on the weighted average number of ordinary shares outstanding for each period presented. Shareholders' equity per ordinary share is calculated based on the number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders' equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2000 is presented in note 16 to the consolidated financial statements.

(c) Gross premiums received from policyholders in respect of life and savings insurance products which are classified as "investment contracts" (such as, separate account products), in accordance with U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.

(d) One AXA ADS is equivalent to one-half of an AXA ordinary share. This is on a pre-stock split and pre-ratio change basis. See footnote (n) below.

(e) An annual dividend generally is paid each year in respect of the prior year after the annual general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on May 9, 2001, the shareholders approved the declaration of a dividend in respect of 2000 of € 2.20 per ordinary share. Dividends per ordinary share and per ADS do not include any French "avoir fiscal" which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented. In 2000, dividends per ordinary share will be based on the number of ordinary shares outstanding at December 31, 2000 and will also include the 4.9 million of ordinary shares issued to the remaining minority interests in AXA Financial following the completion of the merger of AXA Merger Corp. with and into AXA Financial on January 2, 2001.

(f) Under French GAAP, in accounting for U.K. with-profit contracts, revenue and expense are matched in net income by including both changes in the estimated fair values of assets allocated to U.K. with-profit contracts and corresponding increases or reductions in the liability for U.K. with-profit policyholder benefits. U.S. GAAP, which has developed in an environment that differs from the one in which the U.K. with-profit contract was developed, requires that the change in unrealized investment gains and losses on assets allocated to U.K. with-profit contracts be excluded from net income while requiring recognition of the corresponding change in the liability for with-profit policyholder benefits in net income. Accordingly, AXA believes this exclusion results in amounts that do not fully reflect the economic effect of the U.K. with-profit contracts. An increase in the estimated fair value of these assets results in an increase in the liability for policyholder benefits and a reduction in AXA's consolidated U.S. GAAP net income and shareholders' equity and, conversely, a decrease in the estimated fair value of these assets results in a decrease in the liability for policyholder benefits and an increase in AXA's consolidated U.S. GAAP net income and shareholders' equity. Set forth below (refer to table) is AXA's consolidated net income and shareholders' equity in accordance with U.S. GAAP except for adjustment for the change in unrealized investment gains and losses on assets allocated to U.K. with-profit contracts. AXA believes that this presentation is more meaningful under the circumstances. See notes 26 and 27 to the consolidated financial statements and see "Item 4–Information on the Company–Life and Savings Segment—Products" for a description of U.K. with-profit contracts.

(g) Includes future policy benefits and other policy liabilities, insurance claims and claims expenses, U.K. with-profit contract liabilities and unearned premium reserve and excludes separate account (unit linked) liabilities.

(h) Subordinated debt and mandatorily convertible bonds and notes are considered mezzanine capital for French GAAP purposes.

(i) The financial data have been translated from Euro to U.S. dollars using the euro/$ rate at December 31, 2000 of € 1.00 = $0.9388. These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.

(j) Excluding separate account (unit linked) assets.

(k) Compagnie UAP and its subsidiaries were acquired in a public offer of exchange on January 1, 1997 and, accordingly, UAP's operating results have been included for the full year ended December 1997.

(l) Net income (before exceptional operations and goodwill amortization) divided by the weighted average of shareholders' equity in the year (excluding the current year net income).

(m) Net dividend (excluding tax credit) divided by net income (before exceptional operations and goodwill amortization).

(n) At the annual general meeting of shareholders of AXA held on May 9, 2001, AXA's shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The pro-forma impact on net income per ordinary share is presented in note 27 to the consolidated financial statements included elsewhere in this annual report.

(o) As a result of the sale of DLJ and in accordance with the U.S. GAAP accounting treatment of discontinued operations, the income statement data in accordance with U.S. GAAP has been restated in respect of "total revenues" and "income from continuing operations". In respect of the balance sheet data in accordance with the U.S. GAAP, "Total assets" and "Long-term debt" have been restated: "Total assets" includes net assets of DLJ discontinued operations (which is reported as a single line item under total assets) and, therefore, "Long-term debt" excludes long-term debt in respect of the DLJ discontinued operations. See note 27 to the consolidated financial statements included elsewhere in this annual report, which provides AXA's condensed statements of income for the years ended December 31, 2000, 1999 and 1998 and the consolidated balance sheets as at December 31, 2000 and 1999 for further details, as the impact of DLJ is presented separately.

(p) 1999 U.S. GAAP Net income per ordinary share (diluted) has been restated due to the accounting treatment for the DLJ discontinued operations and its impact on the calculation of net income per ordinary share on a diluted basis. See note 27 to the consolidated financial statements included elsewhere in this annual report for further information.

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CONSOLIDATED GROSS PREMIUMS AND FINANCIAL SERVICES REVENUE BY ACTIVITY (in euro millions)	Years ended December 31,			2000/1999 % change	% change on a comparable basis (a)
	2000	1999	1998		
Life and Savings					
France	12,528	10,555	9,547	18.7%	18.7%
United States	12,483	10,777	9,181	15.8%	4.1%
United Kingdom	7,939	7,205	5,140	10.2%	(3.7%)
Asia/Pacific	6,796	2,859	2,975	137.7%	14.6%
Germany	2,912	2,757	2,408	5.6%	2.7%
Belgium	1,099	912	921	20.6%	20.6%
Other countries	2,239	2,025	2,275	10.6%	8.8%
Total Life and Savings	**45,997**	**37,091**	**32,446**	**24.0%**	**8.4%**
Property and Casualty					
France	4,001	3,926	4,179	1.9%	0.0%
Germany	3,085	2,766	2,473	11.5%	(0.3%)
United Kingdom	2,683	2,008	905	33.6%	1.6%
Belgium	1,297	1,285	1,310	0.9%	1.5%
Other countries	4,513	3,607	3,023	25.1%	12.9%
Total Property and Casualty	**15,579**	**13,593**	**11,889**	**14.6%**	**3.7%**
International Insurance					
AXA Corporate Solutions	3,297	2,818	2,470	17.0%	10.7%
– *Reinsurance*	*2,124*	*1,385*	*1,359*	*53.4%*	*34.1%*
– *Insurance*	*1,097*	*1,400*	*1,096*	*(21.6%)*	*(15.6%)*
– *Cessions*	*76*	*34*	*15*	*122.9%*	*172.0%*
Assistance	328	281	278	16.6%	12.0%
Other transnational activities	26	10	84	163.2%	(18.2%)
Total International Insurance	**3,651**	**3,109**	**2,833**	**17.4%**	**10.5%**
Asset Management					
Alliance Capital	2,577	1,674	1,132	153.9%	19.7%
AXA Investment Managers	383	227	133	168.8%	34.2%
National Mutual Funds Management	24	27	26	89.7%	10.0%
Total Asset Management	**2,984**	**1,928**	**1,292**	**54.8%**	**21.3%**
Other Financial Services					
Donaldson, Lufkin & Jenrette (DLJ)	10,686	9,671	7,486	10.5%	39.3%
Other financial and real estate companies	1,074	1,136	750	(5.4%)	(2.5%)
Total Other Financial Services	**11,760**	**10,806**	**8,236**	**8.8%**	**33.5%**
TOTAL REVENUES	**79,971**	**66,528**	**56,697**	**20.2%**	**10.8%**

*(a) On a **comparable basis**, revenues for the year ended December 31, 2000 were restated using the prevailing foreign currency exchange rates for the corresponding prior year, in this case for the year ended December 31, 1999 **(constant exchange rate basis)** and eliminated the results of acquisitions, disposals, business transfers **(constant structural basis)** and changes in accounting principles **(constant methodological basis)**, in one of the two periods being compared.*

CONSOLIDATED NET INCOME BY ACTIVITY	Years ended December 31, 2000		1999		1998	
(in euro millions except per ordinary share amounts)	As reported	Cash Earnings (a)	As reported	Cash Earnings (a)	As reported	Cash Earnings (a)
Life and Savings						
France	385	388	331	335	257	260
United States	1,098	405	266	268	249	250
United Kingdom	158	179	182	189	207	209
Asia/Pacific	73	116	32	40	(75)	(54)
Germany	39	41	10	14	7	7
Belgium	167	172	186	192	234	236
Other countries	131	136	81	84	57	59
Total Life and Savings	**2,050**	**1,437**	**1,086**	**1,121**	**937**	**968**
Property and Casualty						
France	274	281	244	253	158	165
Germany	135	159	42	59	68	70
United Kingdom	(162)	(150)	(5)	10	19	19
Belgium	169	191	239	258	136	143
Other countries	(110)	(73)	33	49	(3)	14
Total Property and Casualty	**306**	**408**	**554**	**629**	**379**	**411**
International Insurance						
AXA Corporate Solutions	116	131	(65)	(59)	36	42
– Insurance	118	133	93	99	125	130
– Reinsurance	(17)	(17)	(151)	(151)	(86)	(85)
– Cessions	15	15	(7)	(7)	(3)	(3)
Assistance	12	12	11	11	10	10
Other transnational activities	10	10	2	2	(3)	(3)
Total International Insurance	**137**	**153**	**(51)**	**(46)**	**44**	**50**
Asset Management						
Alliance Capital	128	160	72	75	56	59
AXA Investment Managers	36	49	11	23	37	37
National Mutual Funds Management	3	3	1	1	1	1
Total Asset Management	**166**	**211**	**84**	**99**	**95**	**97**
Other Financial Services						
Donaldson, Lufkin & Jenrette (DLJ)	191	197	225	230	127	131
Other financial services and real estate companies	(70)	76	(5)	34	29	37
Total Other Financial Services	**121**	**273**	**219**	**264**	**156**	**167**
Holding Companies	**1,123**	**58**	**129**	**(22)**	**(79)**	**(74)**
TOTAL	**3,904**	**2,540**	**2,021**	**2,045**	**1,531**	**1,618**
Per ordinary share (basic)	10.28	6.69	5.73	5.79	4.52	4.78
Per ordinary share (diluted)	9.74	6.38	5.40	5.46	4.24	4.48
Impact of exceptional operations (b)	**1,643**		**156**		**–**	
Net income excluding impact of exceptional operations	**2,261**		**1,865**		**1,531**	
per ordinary share (basic)	**5.95**		**5.28**		**4.52**	
per ordinary share (diluted)	**5.69**		**4.98**		**4.24**	

The information provided in the table above and set out in further detail in notes (a) and (b) below represent non-GAAP measures. It should be noted that "cash earnings" and "net income excluding the impact of exceptional operations" as defined in notes (a) and (b) below may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

(a) Cash earnings represents net income before the impact of exceptional operations (see note (b) below) and amortization of goodwill.

(b) The exceptional operations include:

– In 2000:

– the consolidated net realized gain on the sale of DLJ (€ 2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of € (67) million), totaling € 2,004 million net group share;

– realized losses and valuation allowances of € 236 million (net group share) relating primarily to the Equitable Life high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA's acquisition of the minority interests in AXA Financial, Inc. ; and

– provision of € 125 million recorded during the period in connection with the sale of Banque Worms, which was agreed in February 2001.

– In 1999: € 156 million (net group share) related to the acquisition of Guardian Royal Exchange (GRE), which was acquired in May 1999.

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EXCHANGE RATE INFORMATION

The year end and average exchange rates used in the preparation of AXA's consolidated financial statements, to translate into Euro the results of operations of its principal subsidiaries and affiliates that are not denominated in euro, are set out in the table below. The 1998 year end and average exchange rates were determined using the previously reported French Franc exchanges rates and translated to Euro using the legal rate of conversion at January 1, 1999 of FF 6.55957 = € 1.00 as the Euro did not exist prior to January 1, 1999.

| | Year End Exchange Rate | | | Average Exchange Rate | | |
	2000 euro	1999 euro	1998 euro	2000 euro	1999 euro	1998 euro
American Dollar	1.06	0.99	0.85	1.08	0.94	0.90
Australian Dollar (a)	0.61	0.61	0.51	0.63	0.58	0.59
British Pound	1.59	1.60	1.42	1.64	1.52	1.49

(a) At September 30th, being the fiscal year end for AXA Asia Pacific Holdings.

INFORMATION ON EURO NOON BUYING RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate of one Euro to U.S. dollars in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to in this annual report as the "Euro Noon Buying Rate". The Euro Noon Buying Rates presented below are for your convenience and are not used by AXA to prepare AXA's consolidated financial statements included elsewhere in this annual report.

Calendar period	Average rate (a)
1996 (b)	1.3048
1997 (b)	1.1252
1998 (b)	1.1113
1999	1.0666
2000	0.9207
2001 (through April 30, 2001)	0.9047

(a) The average of the Euro Noon Buying Rates on the last business day of each full month during the relevant period.
(b) Effective January 1, 1999, the French franc became a component of the Euro. As such, the Euro Noon Buying Rates for the years prior to 1999 are the Noon Buying Rates for the French Francs converted into Euro at a rate of €1.00 = French franc 6.55957.

The table below sets forth the high and low Euro Noon Buying Rates for the most recent six months through to April 2001.

| | U.S. dollars per euro | |
Month	High	Low
November 2000	0.8694	0.8382
December 2000	0.9388	0.8755
January 2001	0.9535	0.9181
February 2001	0.9395	0.9057
March 2001	0.9340	0.8794
April 2001	0.9032	0.8814

The Euro Noon Buying Rate on December 29, 2000 was €1.00 = US$0.9388 and on April 30, 2001 was €1.00 = US$0.8874.

DIVIDENDS

AXA pays dividends in Euro. Future dividends will depend on AXA's consolidated operating results, consolidated financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to prior approval by the Supervisory Board and final approval by AXA's shareholders at the annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25 % which, subject to certain procedures and exceptions, may be reduced to 15 % for holders who are residents of the United States. Certain holders of ordinary shares and ADSs may be entitled to receive a subsequent payment equal to the French *avoir fiscal* (or tax credit) in an amount equal to 50 % of any dividends paid by the Company, less applicable French withholding tax. See "Item 10-Additional Information-Taxation of Dividends *Avoir Fiscal*" for a summary of certain United States federal and French tax consequence to holders of ordinary shares and ADSs.

The following table sets forth the total dividends paid per ordinary share and per ADS with respect to each year indicated, with or without the French *avoir fiscal,* and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year's operating results.

Year	Net dividend per ordinary share (euros)	Gross dividend per ordinary share (a) (euros)	Net dividend per ADS (b) (c) (US $)	Gross dividend per ADS (a) (b) (c) (US $)
1996	1.14	1.72	0.72	1.08
1997	1.37	2.06	0.75	1.13
1998	1.70	2.55	0.94	1.42
1999	2.00	3.00	1.01	1.51
2000 (d)	2.20	3.30	0.98	1.46

(a) *Payment equivalent to the French "avoir fiscal" or tax credit, less applicable French withholding tax, will be made only following receipt of a claim for such payment, and, in any event, not until after the close of the calendar year in which the respective dividends are paid. Certain US tax exempt holders of ordinary shares or ADSs will not be entitled to full payments of avoir fiscal. (see "Item 10-Additional Information-Taxation).*
(b) *One ADS is equivalent to one-half of an ordinary share.*
(c) *Translated solely for convenience into US dollars per ADS using the Euro Noon Buying Rates on the respective payment dates. Because each ADS represents one-half of an ordinary share, amounts indicated in US$ per ADS equal one-half of the equivalent dividends per ordinary share. For convenience only, avoir fiscal amounts have been converted into US dollars at the Noon Buying Rate on such payment dates, although such amounts are paid subsequent to such payment dates. Also, the Noon Buying Rate may be different from the rate used by Depositary to convert the Euro to US dollars for purposes of making payments to holders of ADSs.*
(d) *At the annual general meeting of shareholders of AXA held on May 9, 2001, the shareholders approved the declaration of a dividend in respect of 2000 of € 2.20 per ordinary share on a pre-stock split basis (equivalent to € 1.10 or $ 0.98 per ADS, using the Euro Noon Buying Rate at April 30, 2001 of € 1.00 = $ 0.8874). In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented. In 2000, dividends per ordinary share will be based on the number of ordinary shares outstanding at December 31, 2000 and will also include also include the 4.9 million of ordinary shares issued to the remaining minority interests in AXA Financial, Inc. following the completion of the merger of AXA Merger Corp. with and into AXA Financial on January 2, 2001.*

For information on AXA's dividend policy, see "Item 8 – Financial Information" and "Item 10 – Additional Information – Dividends".

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Risk Factors

RISKS RELATING TO OPERATIONS

THE RECENT CONSOLIDATION IN THE GLOBAL FINANCIAL SERVICES INDUSTRY HAS INCREASED COMPETITION IN ALL OF AXA's BUSINESS LINES

AXA faces strong and increasing competition in all its business lines. AXA's competitors include mutual funds companies, asset management firms, commercial banks and other insurance companies, many of which are regulated differently than AXA and offer alternative products or more competitive pricing than AXA does. The recent consolidation in the global financial services industry has also enhanced the competitive position of some of AXA's competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of AXA's products and services, particularly as competitors seek to win market share, and may harm AXA's ability to maintain or increase AXA's profitability.

SIGNIFICANT SHAREHOLDERS OF AXA MAY HAVE INTERESTS CONFLICTING WITH YOUR INTERESTS

The Mutuelles AXA, four French mutual insurance companies, acting as a group, owned at March 15, 2001, directly and indirectly through Finaxa, a holding company they control, approximately 21.0% of the issued ordinary shares of AXA representing approximately 33.6% of the voting power. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA's *statuts,* see "Item 10 - Additional Information – Certain Rights of AXA's Shareholders – Voting Rights" included elsewhere in this annual report. The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over Finaxa. Given the long-term nature of their relationship with AXA, AXA cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles do not hold a majority of the total voting power in AXA, a decision by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a control premium for their AXA ordinary shares. In addition, Finaxa has the right to terminate, under certain circumstances, or limit AXA's rights to use the AXA trademark, as described under "–Finaxa may terminate the licensing to AXA of the AXA trademark which is important to the marketing of AXA's products and services". The existence of this right of Finaxa may also deter potential acquirers from making an offer to acquire control of AXA. The Mutuelles AXA may decide to increase their interest in AXA, or to sell all or a portion of the ordinary shares they own, at some future date.

The life and savings business and the property and casualty business of the Mutuelles AXA and our French insurance subsidiaries use similar distribution channels but are managed in such a way as to maintain the legal distinctions between their respective businesses. There are no agreements between the Mutuelles AXA and AXA's insurance subsidiaries that restrict in any way their ability to compete with one another. The Mutuelles AXA, which have no employees, use employees of our French insurance subsidiaries. Most of the costs and expenses of operating the life and savings business and the property and casualty business in our French insurance subsidiaries (other than commissions) are shared by the relevant members of the AXA group and the Mutuelles AXA and allocated among them through *Groupements d'Intérêt Economique* or GIEs. GIEs are partnerships between various companies of the AXA group and the Mutuelles AXA that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future in a way that may increase AXA's operating costs and adversely affect its results of operations.

THE SALE OF DONALDSON, LUFKIN & JENRETTE (DLJ) MAY ADVERSELY AFFECT AXA'S FUTURE OPERATING RESULTS

On November 3, 2000, AXA (the Company), AXA Financial, The Equitable Life Assurance Society of the United States and AXA Participations Belgium completed the sale of their 71% equity interest in DLJ to the Credit Suisse Group. Over the last several years, the results of DLJ have been at historically high levels and DLJ was a major contributor to AXA's growth. For the years ended December 31, 2000 (in which DLJ's results were included for nine months) and 1999, DLJ contributed 13% and 15%, respectively, of AXA's gross premiums and financial services revenues and 10% and 11%, respectively, of AXA's consolidated net income (before the impact of the €2,004 million net realized gain on the disposal of DLJ). Following the disposition of DLJ, AXA will no longer be active in investment banking. The loss of DLJ's contribution to AXA's revenues and net income may adversely affect AXA's future operating results as revenues and net income from the Other Financial Services Segment, which will decrease significantly in future periods.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY AFFECT AXA's OPERATING RESULTS

AXA's obligations are denominated either in Euro or other currencies, the value of which is subject to exchange rate fluctuations. AXA's interest obligations on its outstanding debt, however, are generally matched to cash dividends to be received by AXA in the same currencies. Approximately € 350 million of the cash dividends received by AXA in 2000 were paid in currencies other than the Euro. Approximately € 526 million of interest payments were made by AXA in 2000 in currencies other than the Euro.

AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2000, approximately 57% of AXA's gross premiums and financial services revenues and 55% of AXA's benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, British pounds sterling, and Australian dollars. Consequently, fluctuations in the exchange rates used to translate these currencies into Euro may have a significant impact on AXA's reported results of operations from year to year.

A DECLINE OR INCREASED VOLATILITY IN THE SECURITIES MARKETS, AND OTHER ECONOMIC FACTORS, MAY ADVERSELY AFFECT AXA's BUSINESS, PARTICULARLY IN RESPECT OF CERTAIN OF AXA's INSURANCE PRODUCTS, MUTUAL FUNDS AND ASSET MANAGEMENT BUSINESSES

Fluctuations in the securities markets and other economic factors may adversely affect sales of AXA's separate account (unit linked) products such as variable life and variable annuity products, participating life insurance and pension products, mutual funds, and asset management services. In particular, a protracted or steep decline in the stock or bond markets would likely reduce the popularity of these products.

The level of volatility in the financial markets in which AXA invests and the overall investment returns earned in those markets also affect AXA's profitability. In particular, AXA's assets, earnings and ability to generate new sales in recent years have increased due to significant growth in retirement savings-related products and very strong stock market appreciation, coupled with solid bond market appreciation spurred by declining interest rates. These economic and market trends may not continue, and if they do not, AXA's net income, revenues and assets will likely decline significantly. For example, in 2000, AXA's US life operation (Equitable Life) had realized investment losses and valuation allowances totaling $867 million due to writedowns primarily on high yield and emerging market securities held in its fixed maturity portfolio due to broad weaknesses in the credit markets from a slowing US economy during the third and fourth quarter of 2000. AXA may realize additional losses on holdings of such securities or on its other investments in the future.

In addition, the growth of AXA's asset management business depends to a significant extent on factors such as investment returns and risk management. AXA will not be able to accumulate and retain assets under management if its investment results underperform the market or the competition. Such underperformance would likely result in asset withdrawals and reduced sales. In addition, poor performance in the financial markets, in general, may adversely impact the value of AXA's assets under management, its ability to accumulate and retain those assets, as well as the revenues and profits that AXA earns from the management of those assets.

INTEREST RATE VOLATILITY MAY ADVERSELY AFFECT AXA's PROFITABILITY

Changes in interest rates affect many aspects of AXA's business and can significantly affect AXA's profitability. In periods of increasing interest rates, withdrawals of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require AXA to liquidate fixed income investments at a time when the market prices for those assets are depressed because interest rates have increased. This may result in realized investment losses. Regardless of whether AXA realizes an investment loss, these cash payments would result in a decrease in total invested assets, and a decrease in net income. Premature withdrawals may also cause AXA to accelerate amortization of policy acquisition costs, which would also reduce AXA's net income.

Conversely, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, AXA's investment earnings may be lower because the interest earnings on the fixed income investments likely will have declined in parallel with market interest rates. In addition, mortgages and bonds in AXA's investment portfolio will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and AXA may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, AXA's profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on AXA's investment portfolio.

The profitability of AXA's spread-based businesses depends in large part upon AXA's ability to manage interest rate spreads, and the credit and other risks inherent in our investment portfolio. AXA cannot guarantee, however, that it will successfully manage its interest rate spreads or the potential negative impact of those risks.

ELIMINATION OF TAX BENEFITS FOR AXA's PRODUCTS AND OTHER CHANGES IN LAWS AND REGULATIONS MAY ADVERSELY AFFECT SALES OF AXA's INSURANCE AND INVESTMENT ADVISORY PRODUCTS

Changes to tax laws may affect the attractiveness of certain of AXA's products, which currently have favorable tax treatment. For example, an unfavorable change in the tax treatment of life insurance products in France in 1998 had an adverse impact on the market for these products. From time to time, governments in the jurisdictions in which AXA does business, including the United States government, have considered proposals for tax law changes that could adversely affect AXA's products. These proposals have included, for example, proposals to tax the undistributed increase in value of life insurance policies. The enactment of any such tax legislation would likely result in a significant reduction in sales of AXA's currently tax-favored products.

AXA is subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which it transacts business. AXA's insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not AXA's shareholders. Changes in existing insurance laws and regulations may materially affect the way in which AXA conducts its business and the products AXA may offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect AXA's ability to sell new policies or AXA's claims exposure on existing policies.

AXA's asset management operations are subject to securities laws, which are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad administrative powers. Changes to these laws and regulations could have a material adverse effect on AXA's asset management operations and on the company as a whole.

In 2000, the U.K. government adopted new legislation relating to employee pension schemes, which became effective in April 2001. The new legislation imposes a limit on the fee that insurance companies are allowed to charge for administering Stakeholders' Pensions, the simplified individual pensions promoted by the new legislation. Certain of AXA's competitors have begun charging the same low fees for unregulated pension products, thus increasing the pricing pressure on AXA's U.K. life and savings business. As a result of this legislative change and the ensuing pricing and competitive pressure, the profitability of operating in the U.K. life insurance market may decrease significantly.

IF AXA's ESTABLISHED CLAIMS RESERVES ARE INSUFFICIENT TO COVER CLAIMS UNDER AXA's PROPERTY AND CASUALTY INSURANCE, INTERNATIONAL INSURANCE AND REINSURANCE POLICIES AXA's EARNINGS WILL BE ADVERSELY AFFECTED

In accordance with industry practice and accounting and regulatory requirements, AXA establishes reserves for claims and claims expenses related to its property and casualty, and international insurance businesses. AXA does not discount its insurance reserves for claims and claims handling expenses unless final settlement has been agreed and the payments are generally fixed over a period of time.

The process of estimating the insurance claims reserve is based on information available at the time the reserve is originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

- development in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience;
- changes arising from the time lag between the occurrence of the insured event, notification of the claim (from the insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attributable to long tail casualty claims which may take several years to settle due to size and nature of claim, and the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end;
- judicial trends;
- regulatory changes; and
- inflation and foreign currency fluctuations.

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies (in cases where the original gross claims reserve was understated). In addition, certain of AXA's property and casualty operations are required by local regulations in the countries in which they operate to establish catastrophe and equalization reserves.

AXA continually reviews the adequacy of the established claims reserves, including emerging claims development, and actual claims compared to the original assumptions used to estimate initial gross claims reserves. Based on current information available, AXA considers that these provisions are sufficient. Insurance claims provisions are subject to audit on an annual basis by AXA's auditors. However, because the establishment of claims reserves is an inherently uncertain process, AXA cannot assure you that ultimate losses will not materially exceed its claims reserves and have a material adverse effect on its earnings.

As with other property and casualty insurers and reinsurers, AXA's operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, fires and explosions. AXA generally seeks to reduce its exposure to these events through individual risk selection and the purchase of reinsurance. AXA has experienced in the past, and could experience in the future, material losses from such catastrophic events.

AXA's ACQUISITIONS MAY DIVERT MANAGEMENT AND MAY INVOLVE RISK OF UNDISCLOSED LIABILITIES

In recent years AXA has completed a number of acquisitions around the world and AXA may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect AXA's operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions, difficulties in managing and integrating the additional operations and personnel of acquired companies, significant delays in completing the integration of acquired companies and the potential loss of key employees or customers of these companies. AXA's acquisitions could result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect its businesses, financial condition and results of operations. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders.

The businesses AXA has acquired include life and savings, property and casualty insurance and asset management operations. There could be unforeseen liabilities that arise out of the businesses AXA has acquired and may acquire in the future which may not be covered by, or exceed the amount of, the indemnification obligations of sellers.

AS A GLOBAL BUSINESS, AXA IS EXPOSED TO DIFFERENT LOCAL POLITICAL, REGULATORY AND BUSINESS RISKS AND CHALLENGES WHICH MAY AFFECT THE DEMAND FOR ITS PRODUCTS AND SERVICES, THE VALUE OF ITS INVESTMENTS PORTFOLIO AND THE CREDIT QUALITY OF LOCAL COUNTERPARTIES

AXA offers products and services in Europe, North and South America, the Asia/Pacific zone, the Middle East, and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which AXA holds a non-controlling equity stake, agents and independent contractors. AXA's international operations expose AXA to different local political, regulatory, business and financial risks and challenges which may affect the demand for its products and services, the value of its investment portfolio, the required levels of its capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which AXA operates, fluctuations in foreign currency exchange rates, credit risks of AXA's local borrowers and counterparties, lack of local business experience in certain markets, risks associated with the exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which AXA is conducting business through entities AXA does not control.

AXA's expansion in emerging markets requires it to respond to rapid changes in market conditions in these countries. AXA's overall success as a global business depends, in part, upon its ability to succeed in differing economic, social and political conditions. AXA may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business.

AXA MAY BE UNABLE TO RETAIN PERSONNEL WHO ARE KEY TO ITS BUSINESS

As a global financial services enterprise with a decentralized management structure, AXA relies, to a considerable extent, on the quality of local management in the various countries in which it operates. The success of AXA's operations is dependent, among other things, on its ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which AXA operates is intense. AXA's ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, which, may offer compensation packages that include considerable equity based incentives through stock option or similar programs.

FINAXA MAY TERMINATE THE LICENSING TO AXA OF THE AXA TRADEMARK WHICH IS IMPORTANT TO THE MARKETING OF AXA's PRODUCTS AND SERVICES

The name "AXA" and the AXA trademark are owned by Finaxa. On May 21, 1996, AXA and Finaxa entered into a licensing agreement pursuant to which Finaxa has:

- granted AXA a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and
- agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in Finaxa or (ii) Finaxa and/or AXA hold, directly or indirectly, an interest in that company or partnership.

The non-exclusive license grants AXA the right, subject to the prior written approval of Finaxa, to grant sublicenses to such companies or partnerships. Finaxa has no obligation to grant any such approval. Over the past several years, a number of AXA's principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by AXA. AXA is obligated to pay Finaxa pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties AXA receives from sublicensees. The non-exclusive license to AXA may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. Finaxa has, however, agreed not to exercise its right to terminate the license so long as Finaxa is AXA's largest shareholder. Upon termination, AXA and its subsidiaries are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate. In the event that Finaxa ceases to be AXA's single largest shareholder, Finaxa may decide at a future date to terminate the non-exclusive license of the AXA trademark or to seek to alter the terms upon which the license is granted in a way unfavorable to AXA. AXA's inability to use the AXA trademark or any adverse change to the terms of the license could have a negative impact on the marketing of products and services and on AXA's profitability.

AS A HOLDING COMPANY, AXA IS DEPENDENT UPON ITS SUBSIDIARIES TO COVER ITS OPERATING EXPENSES AND DIVIDEND PAYMENTS

AXA's insurance and financial services operations are generally conducted through direct and indirect subsidiaries. As a holding company, AXA's principal sources of funds are dividends from subsidiaries and funds that may be raised from time to time through the issuance of debt or equity securities or through bank or other borrowings. As of December 31, 2000, AXA (the Company) had short term and long term financing debt outstanding of €5,717 million and subordinated debt and mandatorily convertible notes outstanding of €7,236 million. As of December 31, 2000, AXA had consolidated short term and long term financing and operating debt outstanding of €13,646 million and consolidated subordinated debt and mandatorily convertible notes outstanding of €8,453 million.

AXA expects that dividends received from subsidiaries will continue to cover its operating expenses, including interest payments on its outstanding financing, operating and subordinated debt and dividend payments with respect to its ordinary shares during each of the next three years. AXA expects that future acquisitions and strategic investments will be funded from available cash flow remaining after payment of dividends and operating expenses (including interest expense), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets.

Certain of AXA's significant subsidiaries, including AXA France Assurances, AXA Financial, AXA UK Holdings (formerly, Sun Life & Provincial Holdings), AXA Asia Pacific Holdings, and AXA Colonia are also holding companies and are dependent on dividends from their own subsidiaries for funds to meet their obligations. In addition, certain of AXA's principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to AXA and its affiliates. While management does not believe that these restrictions constitute a material limitation on AXA's ability to meet its obligations or pay dividends on its shares, these restrictions may constitute a material limitation in the future.

JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST AXA

Judgments of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts. As a result, AXA's shareholders who obtain a judgment against AXA in the United States may not be able to require AXA to pay the amount of the judgment.

RISKS RELATED TO OWNERSHIP OF AXA ADSs

THE TRADING PRICE OF AXA ADSs AND DIVIDENDS PAID ON AXA ADSs MAY BE MATERIALLY ADVERSELY AFFECTED BY FLUCTUATIONS IN THE EXCHANGE RATE FOR CONVERTING EURO INTO U.S. DOLLARS

Fluctuations in the exchange rate for converting Euros into U.S. dollars may affect the value of AXA ADSs. Specifically, as the relative value of the Euro against the U.S. dollar declines, each of the following values will also decline:

- the U.S. dollar equivalent of the Euro trading price of AXA ordinary shares on the ParisBourse, which may consequently cause the trading price of AXA ADSs in the United States to also decline;
- the U.S. dollar equivalent of the proceeds that a holder of AXA ADSs would receive upon the sale in France of any AXA ordinary shares withdrawn from the depositary; and
- the U.S. dollar equivalent of cash dividends paid in Euro on the AXA ordinary shares represented by the AXA ADSs.

THE HOLDERS OF AXA ADSs MAY NOT BE ABLE TO EXERCISE THEIR VOTING RIGHTS DUE TO DELAYS IN NOTIFICATION TO AND BY THE DEPOSITARY

The depositary for the AXA ADSs may not receive voting materials for AXA ordinary shares represented by AXA ADSs in time to ensure that holders of AXA ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of AXA ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement governing the AXA American Depositary Receipt facility. As a result, holders of AXA ADSs may not be able to exercise their right to vote and may not have any recourse against the depositary or AXA if their shares are not voted as they have requested.

HOLDERS OF AXA ADSs WILL HAVE LIMITED RECOURSE IF AXA OR THE DEPOSITARY FAILS TO MEET THEIR OBLIGATIONS UNDER THE DEPOSIT AGREEMENT OR IF THEY WISH TO INVOLVE AXA OR THE DEPOSITARY IN A LEGAL PROCEEDING

The deposit agreement expressly limits the obligations and liability of AXA and the depositary. Neither AXA nor the depositary will be liable if they:

- are prevented, delayed or forbidden from performing any obligation by circumstances beyond their control,
- exercise or fail to exercise discretion under the deposit agreement, or
- take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of an AXA ADR or any other person believed by it in good faith to be competent to give such advice or information.

In addition, the depositary and AXA only have the obligation to participate in any action, suit or other proceeding with respect to the AXA ADSs which may involve them in expense or liability only if they are indemnified. These provisions of the deposit agreement will limit the ability of holders of AXA ADSs to obtain recourse if AXA or the depositary fail to meet their obligations under the deposit agreement or if they wish to involve AXA or the depositary in a legal proceeding.

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Item 4: Information on the Company

INTRODUCTION

The Company is the holding company for AXA, a worldwide leader in financial protection and wealth management. With gross premiums and financial services revenues of €80.0 billion for the year ended December 31, 2000, AXA is the largest French insurance group and one of the largest insurance groups in the world. AXA is also one of the world's largest asset managers, with total assets under management as at December 31, 2000 of €892 billion, including assets managed on behalf of third party clients of €472 billion.

AXA operates primarily in Western Europe, North America and the Asia/Pacific region and, to a lesser extent, in other regions including the Middle East, Africa and South America. Its operations in these others regions, with the exception of Morocco, are not consolidated. AXA has five operating business segments: life and savings, property and casualty, international insurance (including reinsurance), asset management, and other financial services. In addition, various holding companies within the AXA group conduct certain non-operating activities. The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

	For the years ended December 31,					
(in euro millions except percentages)	2000		1999		1998	
Gross premiums and financial services revenues						
– Life and savings (a) (b)	45,997	58%	37,091	56%	32,446	57%
– Property and casualty	15,579	19%	13,593	20%	11,889	21%
– International insurance	3,651	5%	3,109	5%	2,833	5%
– Asset management	2,984	4%	1,928	3%	1,292	2%
– Other financial services	11,760	15%	10,806	16%	8,236	15%
Gross premiums and financial services revenues	**79,971**	**100%**	**66,528**	**100%**	**56,697**	**100%**
Net income						
– Life and savings	1,350	61%	1,086	57%	937	58%
– Property and casualty	306	14%	567	30%	379	24%
– International insurance	137	6%	(51)	(3%)	44	3%
– Asset management	166	8%	84	4%	95	6%
– Other financial services	246	11%	219	11%	156	10%
Net income from operating segments	2,205	100%	1,905	100%	1,611	100%
– Holding companies	55		(39)		(79)	
Net income before exceptional operations (c)	2,261		1,865		1,531	
– Impact of exceptional operations (c)	1,643		156		–	
Net income	**3,904**		**2,021**		**1,531**	

(a) Gross premiums for life and savings operations include deposits collected from policyholders for life investment products which under French GAAP are recorded as premium income and under US GAAP are reported as deposits in the balance sheet, with the total premiums reduced to reflect the actual fees charged to policyholders.

(b) Life and Savings Segment was formerly the Life Insurance Segment.

(c) Net income before exceptional operations represents a non-GAAP measure. It should be noted that this financial information may not be comparable with similary-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP. See "Item 5 - Operating and Financial Review and Prospects - Consolidated Operating Results" for information in respect of the exceptional operations.

	2000	At December 31, 1999	1998
Net income per ordinary share (in euros)			
– Basic	10.28	5.73	4.52
– Diluted	9.74	5.40	4.24
Income after tax and before exceptional operations (in euros) (a)			
– Basic	5.95	5.28	4.52
– Diluted	5.69	4.98	4.24
Shareholders' equity (in millions)	24,322	16,358	13,537
Net asset value per ordinary share (in euros)	76.7	61.5	57.5
Share price (in euros)	154.0	138.4	123.5

(a) "Net income before exceptional operations" represents a non-GAAP measure. It should be noted that this financial information may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

AXA'S TOTAL ASSETS UNDER MANAGEMENT (a) (in euro millions)	2000	At December 31, 1999	1998
AXA	302,882	289,251	245,196
Separate account assets	117,261	109,646	76,419
Subtotal	**420,143**	**398,897**	**321,615**
Managed on behalf of third parties	471,675	382,163	237,393
TOTAL	**891,818**	**781,060**	**559,008**

(a) Based on estimated fair values at the dates indicated, and excludes cash and equivalents, securities purchased under resale agreements.

For additional information on AXA's business segments, see "Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment" and note 22 to the consolidated financial statements.

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AXA'S STRATEGY

AXA aims to be the world leader in financial protection and wealth management.

AXA seeks to protect its clients against a variety of risks and help them build wealth over their lifetime. It does so by providing insurance, reinsurance, investment management, financial advice and related financial services.

AXA is a global company and offers its services in the world's major developed markets. It is also present in a number of other markets where sizeable businesses can be developed ethically and profitably.

AXA capitalizes on its core strengths: over 50 million clients worldwide; a 44,000-strong captive distribution force; a global brand; unique product skills in areas as diverse as insurance underwriting, long-term investments, and financial advice on a scale that enables AXA to leverage best practices and operations platforms across the Group.

In realizing its vision, AXA intends to fulfill the needs of its three constituents:

- **Clients.** AXA addresses the needs of individual clients, as well as, the needs of small to medium-sized companies, in each case either directly or through proprietary and third-party distribution channels. AXA also serves institutional and large corporate clients by leveraging strong market positions and generating synergies with other lines of business. AXA addresses these needs by offering best-in-class advice, products and service.

- **Employees and sales associates.** AXA values courage, loyalty, team spirit, pride, ambition, imagination, pragmatism and commitment to excellence. By promoting these values, AXA intends to attract, develop and reward talent in its core activities so as to be a leader in each local market in terms of compensation, training, coaching and mobility, as well as one of the most attractive companies to work for in the global financial services industry.

- **Shareholders.** AXA intends to be one of the largest financial service providers by market capitalization in order to maintain flexibility and seize attractive external and organic growth opportunities. In addition, AXA aims to provide its shareholders with attractive total returns, derived from steady growth in earnings per share and embedded value.

To achieve its vision, AXA has identified three business strategies: the implementation of aggressive operating priorities; a more focused geographical reach aimed at "leadership or exit," and opportunistic acquisitions centered on Western Europe, the United States and selected Asian markets. The key acquisitions and mergers completed in 2000 were consistent with this vision:

- The acquisition of Nippon Dantai in Japan and its subsequent merger with AXA Life Japan, creating AXA Nichidan, allowing AXA to build a strong position in the world's largest life insurance market;

- The acquisition of Sanford C. Bernstein, Inc.'s activities in the United States and its integration with Alliance Capital creates a unique "multi-style" asset management firm serving institutional, corporate, private clients and distributors with equal levels of dedication;

- The buyout of minority interests in AXA Financial and Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings) enable AXA to consolidate its presence in the United States and the United Kingdom and generate more synergies with other parts of AXA; and

- The sale of DLJ at an attractive price just before the downturn in the equity markets, allowing AXA to dispose of a non-core business and reduce its earnings volatility.

Over the next three years, AXA intends to reach its objectives primarily through organic growth and the successful implementation of its operating strategies. Its operational priorities are as follows.

- **Improved offering to clients:** financial advice, backed by an enlarged product and service offering including third-party "best-of-breed" products; higher service quality and client satisfaction; more focus on "mass affluent" clients, supported by effective Customer Relationship Management tools and processes;

- **Improved distribution capability:** more training and resources for AXA's captive distribution forces; the expansion of third-party distribution channels; the implementation of "open architecture" distribution (whereby a company sells its own products plus the products of third parties, and vice versa) whenever it is a source of competitive advantage;

- **Improved economic efficiency:** group-wide optimization and standardization of core processes such as underwriting or claims handling; consolidation and leveraging of group-wide resources such as developments in information technology, resources and platforms; and

- **Financial priorities:** increasing the Company's market capitalization to rank among the five largest global financial services firms, and generating steady improvement in returns as measured by growth in cash earnings per share, cash return on equity, growth in embedded value, and a lower consolidated combined ratio (in respect of AXA's property and casualty business).

HISTORY AND DEVELOPMENT

AXA was organized under the laws of France in 1852. Its corporate existence will continue, subject to dissolution or prolongation, until December 31, 2059.

AXA traces its origins to several French regional mutual insurance companies. In 1982, Les Mutuelles Unies, a group of French regional mutual insurance companies took control of Groupe Drouot, a significantly larger French stock company engaged in insurance business in France and other countries in Western Europe. In 1984, Les Mutuelles Unies began operating under the AXA name and in 1986, took control of Groupe Présence, another French stock insurance company. In 1988, Les Mutuelles Unies transferred its insurance businesses to Compagnie du Midi in exchange for a substantial equity interest and in 1990, the name of Compagnie du Midi was changed to AXA. In 1991, the French insurance operations of AXA were reorganized and Les Mutuelles Unies and the mutual companies associated with the former Compagnie du Midi became the entities that are now referred to as the "Mutuelles AXA". As at December 31, 2000 and March 15, 2001, the Mutuelles AXA, acting as a group through Finaxa (a holding company), owned directly and indirectly approximately 21.0% of the issued ordinary shares of AXA representing 33.6% of the voting rights.

AXA is a French *société anonyme à directoire et conseil de surveillance* (a form of limited liability company) with a Management Board and a Supervisory Board. The Company's headquarters are located at 25 Avenue Matignon 75008 Paris, France and its telephone number is (331) 40.75.57.00. For information on AXA's principal trading market for its ordinary shares and ADSs, see "Item 9 – The Offer and Listing" included elsewhere in this annual report.

SIGNIFICANT ACQUISITIONS

Since 1991, AXA has undertaken a number of significant acquisitions and investments, which are summarized below.

AMOUNTS INVESTED (in euro billions)	TOTAL 1991 - 2000	2000	1999	1998	1991 to 1997
North America					
– AXA Financial, Inc. (a)	12.8	11.3	0.2	–	(1.3)
– Sanford C. Bernstein Inc.	4.0	4.0	–	–	–
– Donaldson, Lufkin & Jenrette (b)	0.3	–	–	0.3	–
Asia Pacific					
– Nippon Dantai	2.0	2.0	–	–	–
– AXA Asia Pacific Holdings	0.6	–	–	–	0.6
– AXA China Region (a)	0.5	0.5	–	–	–
Europe					
– Compagnie UAP	5.7	–	0.1	–	5.6
– Sun Life & Provincial Holdings (a)	3.7	3.7	–	–	–
– Royale Belge and ANHYP	3.5	–	0.1	3.4	–
– Guardian Royal Exchange (c)	2.1	–	2.1	–	–
– AXA Reinsurance and Abeille Re	0.9	–	–	–	0.9
– AXA Colonia (c)	0.7	0.1	0.5	0.1	–
– AXA Aurora (a)	0.2	0.2	–	–	–
Investment in start up operations (d)	0.4	–	0.1	0.1	0.2
TOTAL	**37.4**	**21.8**	**3.1**	**3.9**	**8.6**

(a) In 2000, AXA acquired the outstanding minority interests in (i) Sun Life & Provincial Holdings, which was subsequently delisted from the London Stock Exchange and renamed AXA UK Holdings, (ii) AXA Financial, which was subsequently delisted from the NYSE, (iii) AXA China Region, through AXA's subsidiary, AXA Asia Pacific Holdings, which was subsequently delisted from the Hong Kong Stock Exchange and (iv) AXA Aurora.
(b) Donaldson, Lufkin & Jenrette was sold on November 3, 2000, see " - Significant Divestitures" below.
(c) AXA from time to time acquires AXA Colonia shares through open market purchases and, as a result, AXA's ownership interest in AXA Colonia has increased from 69% at December 31, 1997 to 91% at December 31, 2000. In addition, in connection with the acquisition of Guardian Royal Exchange in 1999, AXA Colonia acquired an 83.7% interest in Albingia. During 2000, AXA Colonia increased its ownership interest in Albingia to 99%.
(d) Represents investment in property and casualty direct marketing operations (France, Germany, Spain, and Japan) and in life and savings operations in China. The cumulative investment by AXA up to December 31, 2000, including the amount invested in 2000 is provided in "Item 5 – Operating and Financial Review and Prospects - Liquidity and Capital Resources".

- In 2000,
  - AXA acquired over 95% of Nippon Dantai Life Insurance Company Ltd. ("Nippon Dantai"). As a result of this acquisition, AXA increased significantly its presence in the Japanese life insurance market as Nippon Dantai was the 13th largest life insurance company and the 2nd largest stock life (non-mutual) insurance company in Japan at that time;
  - Alliance Capital Management L.P ("Alliance Capital"), a subsidiary of AXA Financial, acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc.: a US-based asset manager with assets under management of approximately $90 billion (€96 billion) at the date of the acquisition, being October 2, 2000. The total consideration of $3.5 billion (approximately €4.0 billion at date of acquisition) consisted of $1.5 billion in cash and 40.8 million newly issued units of limited partnership interest of Alliance Capital Management L.P.; and

– AXA acquired the remaining 44%, 40% and 26% minority interests in Sun Life & Provincial Holdings (United Kingdom), in AXA Financial (United States) and in AXA China Region (based in Hong Kong and owned by AXA Asia Pacific Holdings, in which AXA has a 51% voting interest), respectively. Sun Life & Provincial Holdings has been subsequently renamed "AXA UK Holdings".

• In 1999, AXA acquired Guardian Royal Exchange (which we refer to in this annual report as "GRE") through Sun Life & Provincial Holdings. Based in London, GRE's principal operations were in the United Kingdom, Ireland, and Germany. As a result of this acquisition, AXA increased its presence in the property and casualty insurance markets in these countries and in the UK health market.

• In 1998, AXA acquired the minority interests in Royale Belge through a public exchange offer. Royale Belge is now a wholly owned subsidiary of AXA. In addition, Royale Belge acquired ANHYP (a Belgian savings bank) and merged it with AXA's existing Belgian bank, IPPA, in early 2000 to create AXA Bank Belgium.

• In 1997, AXA acquired Compagnie UAP ("UAP"), a French holding company for a group of insurance and financial services companies, through a public exchange offer. This acquisition increased significantly AXA's operations in particular, in Western Europe.

• In 1995, AXA acquired a controlling equity interest in National Mutual Holdings (subsequently renamed "AXA Asia Pacific Holdings") in connection with the demutualization of its subsidiary, National Mutual Life Association of Australasia ("National Mutual Life").

• In 1991, AXA invested $1.0 billion in The Equitable Life Assurance Society of the United States ("Equitable Life") in anticipation of Equitable Life's demutualization. As a result of the demutualization of Equitable Life in 1992, AXA's investment was converted into a controlling equity interest in The Equitable Companies Incorporated (subsequently renamed AXA Financial, Inc. or "AXA Financial"), the holding company of Equitable Life. In subsequent years, AXA Financial has conducted a stock repurchase program, with the result that AXA's ownership interest in AXA Financial, had increased from 58% on January 1, 1998 to 60% before the buyout of the minority interests.

SIGNIFICANT DIVESTITURES

AXA has also sold a number of non-strategic assets and operations that are summarized below:

• In 2000, AXA (the Company), AXA Financial and certain of their affiliates sold their 71% equity interest in Donaldson, Lufkin & Jenrette to Credit Suisse Group for $7.3 billion (approximately €8.4 billion[1]). The consideration included cash in the amount of $2.4 billion and 25.7 million[2] of Credit Suisse Group shares. As at January 31, 2001, AXA no longer held the shares of Credit Suisse Group as the remaining shares were sold.

• AXA has sold certain non-strategic GRE subsidiaries, including Guardian Life in the UK (July 1999), Le Foyer Finance in Luxembourg and Guardian National Insurance in South Africa (December 2000).

• In 1997, Equitable Life sold Equitable Real Estate, its wholly owned real estate management subsidiary for US$ 400 million.

• In 1997, AXA sold a portion of its interest in Compagnie des Immeubles de la Plaine Monceau (CIPM) to SIMCO, a real estate company owned 36% by AXA. Subsequently, CIPM was merged into SIMCO. As a result of these transactions, AXA reduced its exposure to real estate by approximately €1.0 billion.

AXA continues to consider opportunities that will increase the size and geographical diversity of its worldwide operations in insurance and asset management. For further details on significant transactions undertaken by AXA during 2000, see "Item 5 – Operating and Financial Review and Prospects – Year 2000 Operating Highlights" and note 6 to the consolidated financial statements included elsewhere in this annual report. For details on acquisition and disposal activity which had occurred subsequent to December 31, 2000, see "Item 5 – Operating and Financial Review and Prospects-Events Subsequent to December 31, 2000" and note 25 to the consolidated financial statements.

(1) U.S. dollar amount has been translated to euro using the Euro Noon Buying Rate on November 3, 2000 of €1.00 = $0.861), being the date the sale was completed.
(2) On the following business day, AXA and its affiliates sold 6.4 million shares back to Credit Suisse Group for consideration of $1.2 billion in cash. The remaining 19.3 million shares were sold by the end of January 2001.

ORGANIZATIONAL STRUCTURE

The Company is the holding company for AXA. AXA's principal operations are located in Western Europe, North America and the Asia-Pacific Region. Set forth below is a simplified organization chart of AXA as at December 31, 2000. For additional information concerning subsidiaries of the Company, please see note 24 to the consolidated financial statements.

Insurance

America

UNITED STATES

AXA FINANCIAL (a)
100%   **100%**

CANADA

AXA ASSURANCES
100 %   **100 %**

AXA INSURANCE
100 %   **100 %**

Africa

MOROCCO

AXA ASSURANCE MAROC
51%   **100%**

Europe

GERMANY

AXA COLONIA
90%   **100%**

AXA NORDSTERN ART
90%   **100%**

SICHER DIRECT
90%   **100%**

AUSTRIA

AXA NORDSTERN COLONIA
90%   **100%**

BELGIUM

AXA ROYALE BELGE
100%   **100%**

SPAIN

AXA AURORA
100%   **100%**

DIRECT SEGUROS
50%   **50%**

FRANCE

AXA FRANCE ASSURANCE (b)
100%   **100%**

DIRECT ASSURANCE
100%   **100%**

HUNGARY

AXA COLONIA BIZTOSITO
90%   **100%**

ITALY

AXA ASSICURAZIONI
100%   **100%**

IRELAND

AXA IRELAND
100%   **100%**

LUXEMBOURG

AXA LUXEMBOURG
100%   **100%**

THE NETHERLANDS

AXA VERZEKERINGEN
100%   **100%**

PORTUGAL

AXA SEGUROS
99%   **100%**

UNITED KINGDOM

AXA SUN LIFE
100%   **100%**

AXA INSURANCE
100%   **100%**

PPP HEALTHCARE
100%   **100%**

SWITZERLAND

AXA ASSURANCES
100%   **100%**

TURKEY

AXA OYAK
35%   **71%**

Asia/Pacific

AUSTRALIA NEW ZEALAND

AXA ASIA PACIFIC (c)
51%   **100%**

CHINA

AXA MINMETALS
39%   **51%**

HONG KONG

AXA CHINA REGION
51%   **100%**

JAPAN

AXA LIFE (d)
96%   **100%**

AXA DIRECT JAPAN
100%   **100%**

SINGAPORE

AXA INSURANCE
100%   **100%**

AXA LIFE
51%   **100%**

Financial Services

International Insurance

AXA CORPORATE SOLUTIONS
100%   **100%**

AXA ASSISTANCE
100%   **100%**

Asset Management

AXA INVESTMENT MANAGERS
95%   **100%**

AXA REAL ESTATE INVESTMENT MANAGERS
100%   **100%**

ALLIANCE CAPITAL MANAGEMENT
53%   **53%**

AXA ROSENBERG
47%   **50%**

NATIONAL MUTUAL FUNDS MANAGEMENT
51%   **100%**

Other Financial Services

GERMANY

AXA COLONIA BAUSPARKASSE
90%   **100%**

AXA VORSORGEBANK
90%   **100%**

BELGIUM

AXA BANK BELGIUM
100%   **100%**

FRANCE

COMPAGNIE FINANCIÈRE DE PARIS
100%   **100%**

AXA BANQUE
100%   **100%**

AXA CRÉDIT
65%   **65%**

The percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.
(a) Holding company that owns notably The Equitable Life Assurance Society of the United States and Alliance Capital.
   At December 31, 2000, AXA held a 92.4% interest in AXA Financial, which increased 100% on January 2, 2001
   following the merger of AXA Merger Corp. (a wholly owned subsidiary of AXA) with and into AXA Financial.
(b) Holding company that owns notably AXA Assurances, AXA Courtage, AXA Conseil and AXA Collectives.
(c) Holding company that owns notably National Mutual Life of Association of Australasia, National Mutual Health Insurance and
   Australian Casualty & Life.
(d) New corporate name as of May 17, 2000.

BUSINESS OVERVIEW

The table below presents AXA's consolidated gross premiums and financial services revenues by segment for each of its major geographic markets for the years indicated.

BREAKDOWN OF AXA'S GROSS PREMIUMS AND FINANICAL SERVICES REVENUES

	Years ended December 31,					
	2000		1999		1998	
	Segment contribution (%)	Market contribution to total segment (%)	Segment contribution (%)	Market contribution to total segment (%)	Segment contribution (%)	Market contribution (%) to total segment (%)
Total gross premiums and financial services revenues (in euro millions except percentages)	**79,971**		**66,528**		**56,697**	
Life and Savings	**58%**		**56%**		**57%**	
France		27%		28%		29%
United States		27%		29%		28%
United Kingdom		17%		19%		16%
Germany		6%		7%		7%
Belgium		2%		2%		3%
Asia/Pacific		15%		8%		9%
Other		5%		5%		7%
Property and Casualty	**19%**		**20%**		**21%**	
France		26%		29%		35%
United Kingdom		17%		15%		8%
Germany		20%		20%		21%
Belgium		8%		9%		11%
Other		29%		27%		25%
International Insurance	**5%**		**5%**		**5%**	
AXA Corporate Solutions		90%		91%		87%
AXA Assistance		9%		9%		10%
Other		1%		0%		3%
Asset Management	**4%**		**3%**		**2%**	
Alliance Capital		86%		87%		88%
AXA Investment Managers		13%		12%		10%
National Mutual Funds Management		1%		1%		2%
Other Financial Services	**15%**		**16%**		**15%**	
Donaldson, Lufkin & Jenrette (a)		91%		89%		91%
Other financial services and real estate companies		9%		11%		9%

(a) Represents the 71% equity interest held in Donaldson, Lufkin & Jenrette that was sold on November 3, 2000.

	2000 Agency	Rating
Insurer Financial Strength Ratings		
Major Insurance Companies	Standard & Poor's	AA
	Moody's	Aa3
	Fitch IBCA	AA
Ratings of Long Term Debt / Short Term		
Senior Debt	Standard & Poor's	A+
	Moody's	–
	Fitch IBCA	A+
AXA (the Company) Long Term Debt (subordinated)	Standard & Poor's	A–
	Moody's	A2
	Fitch IBCA	A (not dated) A– (dated)
AXA (the Company) Short Term Debt (Commercial Paper)	Standard & Poor's	A-1
	Moody's	P-1
	Fitch IBCA	F1
Individual Ratings of specific debts		
Subordinated Convertible Notes (1999-2014; 2.5%)	Standard & Poor's	A–
	Moody's	A2
Subordinated Convertible Notes (2000-2017; 3.75%)	Standard & Poor's	A–
	Moody's	A2
Perpetual Notes issued in March 2000; 7.25%	Moody's	A2
	Fitch IBCA	A
U.S. registered Subordinated Debt (multi-currency) in December 2000	Standard & Poor's	A–
	Moody's	A2
	Fitch IBCA	A–

The ratings set forth above may be subject to revision or withdrawal at any time by the assigning rating organization. None of these ratings are an indication of the historic or potential performance of AXA's ordinary shares, ADSs, or debt securities and should not be relied upon with respect to making an investment in any of AXA's securities.

SEGMENT INFORMATION

LIFE AND SAVINGS SEGMENT

AXA's Life and Savings Segment (formerly the Life Insurance Segment) offers a broad range of life insurance products including retirement products as well as life and health insurance products for both individuals and groups, with an emphasis on savings-related products including separate account (unit linked) products. The Life and Savings Segment accounted for €46.0 billion or 58% of AXA's gross premiums and financial services revenues for the year ended December 31, 2000.

The table below summarizes AXA's life and savings gross premiums and gross insurance reserves by geographic region for the periods and as at the dates indicated:

(in euros millions, except percentages)		Gross premiums Years ended December 31, 2000	1999	1998	Insurance Reserves at December 31, 2000
France	27%	12,528	10,555	9,547	80,225
United States	27%	12,483	10,777	9,181	91,709
Asia/Pacific	15%	6,796	2,859	2,975	47,780
Japan	*7%*	*3,353*	*133*	*66*	*34,217*
Australia and New Zealand	*5%*	*2,399*	*1,810*	*2,056*	*9,929*
Hong Kong	*2%*	*837*	*742*	*715*	*3,245*
United Kingdom	17%	7,939	7,205	5,140	69,852
Germany	6%	2,912	2,757	2,408	25,100
Belgium	2%	1,099	912	921	8,944
Other	5%	2,239	2,025	2,275	14,584
TOTAL	**100%**	**45,997**	**37,091**	**32,446**	**338,193**

Market

In each of its principal markets, AXA operates through well-established life insurance companies. AXA's principal life insurance subsidiaries are set out below.

Europe

France:	AXA Assurances, AXA Conseil, AXA Collectives
United Kingdom:	AXA Sun Life
Germany:	AXA Colonia
Belgium:	AXA Royale Belge

North America

United States:	Equitable Life and its insurance subsidiaries

Asia/Pacific

Australia/New Zealand:	National Mutual Life
Hong Kong:	AXA China Region
Japan:	AXA Nichidan Life Insurance Company

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 1999, along with AXA's ranking (by market share).

BASED ON WORLDWIDE GROSS LIFE INSURANCE PREMIUMS IN 1999 Country	Ranking (a)	% of gross premiums written (a)	AXA's ranking	AXA's ranking (market share %) (b)
United States	1	28%	6	5% (c)
Japan (d)	2	28%	13	2%
United Kingdom	3	11%	4 (e)	6%
France	4	6%	2	13%
Germany	5	4%	5	4%
Australia	8	2%	1 (f)	18%
Belgium	16	1%	4	9%
Hong Kong	22	0.4%	3	13%

(a) Source: Swiss Re Sigma report 9/2000 "Worldwide insurance in 1999".
(b) In general, based on 1999 market data for each specific country or an estimate for 2000.
(c) Relates to the variable annuity products.
(d) AXA acquired a majority holding in Nippon Dantai in March 2000, which was ranked the 13th largest life insurance company and the 2nd largest non-mutual in Japan as the time of the acquisition.
(e) AXA Sun Life's ranking did not take into account the 2000 merger of Commercial General Union and Norwich Union (which formed CGNU plc and became the UK's largest provider) and the fact that Equitable Life, the UK's second largest provider, was closed to new business in 2000.
(f) Represents market ranking and market share for life insurance products. For savings- related investment products, AXA's Australian operations were ranked 10th.

Market commentary by size of AXA operation

France. After significant growth in gross premiums from 1992 to 1996, life insurance premiums in the French market declined between 1996 and 1998. This decline was due primarily to changes in tax laws concerning life insurance contracts. The French life insurance market experienced renewed growth of 13% and 20% in 1999 and 2000, respectively, based on gross premiums. Growth was primarily attributable to savings-oriented retirement products and in particular, separate account (unit-linked) contracts and contracts that offer diversified investment strategies (multi-support contracts).

United States. In general, demographic studies suggest that, as the post-World War II "baby boom" generation ages over the next decade, there will be a corresponding growth in the number of individuals looking for savings-oriented products and in the number of households seeking advice related to financial, tax and estate planning. In addition, the trend continues among U.S. employers to move away from defined benefit plans (under which employers make the investment decisions) toward employee-directed, defined contribution retirement and savings plans (which allow employees to choose from a variety of investment options). In 2000, gross variable annuity premium growth was flat due to stock market volatility whereas gross variable life premiums increased by approximately 5%.

United Kingdom. Growth in new annualized business premiums was approximately 15% per year between 1995 and 1999, mainly due to growth in investment-type products (such as single premiums bonds), which grew at approximately twice the overall market rate during this period. Over the same period and in terms of gross new business premiums, the volume of life insurance products sold decreased by 7% and the volume of pension products sold (representing 53% of the market) decreased by 2%. In 2000, the UK government adopted new legislation relating to employee pension schemes. This new legislation, which became effective in April 2001, imposes a 1% limit on annual charges that can be levied by insurance companies for administering the Stakeholders' Pensions (a simplified individual pension scheme promoted by the new legislation). As a result of this legislative change and the ensuing pricing and competitive pressure, the profitability of operating in the UK life insurance market may decrease significantly in future periods.

Asia/Pacific

– **Japan.** There has been a year-on-year decrease of in-force business since 1996 principally due to weak economic conditions, coupled with well-publicized problems in the banking, brokerage and insurance sectors. These factors have affected consumer confidence in financial service products. Since 1997, the market has been undergoing a significant restructuring following the bankruptcy of several mid-sized life insurers and the entry of several foreign life companies. In addition, there have been several mergers among the local Japanese companies. At March 31, 2000, approximately 60% of gross premiums related to individual life contracts and 25% of gross premiums related to group annuity contracts.

– **Australia.** Individual retirement products, group retirement products and individual life products represented 52%, 35% and 13%, respectively, of annual gross premiums for the twelve months ended September 30, 2000. In general, it is expected that savings-related investment products will continue to be the growth area due to the aging of the "baby boom" generation and continued governmental support for self-funded retirement.

– **Hong Kong.** Traditional participating individual life insurance products have been the predominant life insurance products offered in Hong Kong. However, there is increasing demand for unit-linked products, which currently represent approximately 9% of annual new business premiums and 75% of single new business premiums. Based on annualized new business premiums, the life insurance market in Hong Kong grew by 31% in 1999. In 1998, legislation was passed in Hong Kong providing for the establishment of mandatory pension funds and requiring all companies to set up pension funds on behalf of their employees by January 29, 2001. At December 31, 2000, 46% of employers had not yet complied with the new legislation.

__Germany.__ After a period of stagnation in recent years, the German life insurance market experienced strong growth of approximately 12% in 1999. This growth was attributable to government proposals concerning the taxation of life insurance products, which would have significantly reduced the tax benefit on such contracts from 2000. These proposals were withdrawn in December 1999. In 2000, gross premiums in the German life insurance market grew by approximately 2%. This increase was attributable to an increased awareness of private pensions associated with uncertainty relating to government proposals to create a new privately funded pension scheme. In the German life insurance market, long-term individual participating endowment contracts have traditionally dominated life insurance sales. However, this trend has changed in recent years as a result of the increased popularity in variable annuity products and variable life products.

__Belgium.__ Overall, individual life insurance has experienced rapid growth in recent years partly as a result of the growth in savings-related products. Based on gross new business premiums, traditional individual life insurance contracts experienced an increase of 8% in 2000 compared to a decrease of 12% in 1999. For the first time in 1999, premiums received on savings-related investment products surpassed premiums received on traditional individual life insurance products due to (i) the decrease in the minimum guaranteed rates on traditional life insurance contracts, (ii) financial market performance, and (iii) increased consumer awareness of investment products. This experience continued in 2000 with 30% growth, primarily in respect of separate account (unit-linked) products.

Competition

The nature and level of competition vary among the countries in which AXA operates. There is strong competition among companies for all the types of life insurance (including savings-oriented products and annuities) and group pension products sold by AXA. Many other insurance companies offer one or more products similar to those offered by AXA, in some cases using similar marketing techniques. In addition, AXA competes increasingly with banks, mutual funds, investment advisers and other financial institutions for sales of savings-oriented investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life and Savings Segment's business are (i) price, (ii) financial strength and claims-paying ability ratings, (iii) size and strength of the distribution platform, (iv) range of product lines and product quality, (v) quality of service, (vi) investment management performance, (vii) historical levels of bonuses with respect to participating contracts, and (viii) changes in regulations that may affect the policy charging structure relating to commission and administrative charges. Ratings are an increasingly important factor in establishing the competitive position of insurance companies in each of the principal markets in which AXA operates.

Products

AXA's life and savings products include a full range of life, health and retirement / savings-related products to both individuals and corporate clients. The life and savings-related products offered include term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

The table below presents gross premiums and insurance reserves by major product for the periods and as at the dates indicated.

(in euro million, except percentages)	Gross premiums Years ended December 31,				Insurance Reserves at December 31, 2000
		2000 (a)	1999	1998	
Life contracts (including endowment contracts)	26%	12,006	9,816	8,203	107,291
Retirement/annuity/investment contracts	58%	26,645	21,192	18,690	201,010
– Individual	51%	23,332	19,177	16,927	163,740
– Group	7%	3,313	2,015	1,764	37,271
Health contracts	9%	4,244	3,535	2,412	4,316
Other	6%	2,664	2,548	3,142	25,576
TOTAL	**100%**	**45,560**	**37,091**	**32,446**	**338,193**
Total gross premiums include:					
– Separate Account (Unit linked) contracts	43%	19,612	15,080	13,079	117,469
– UK with-profit contracts	5%	2,384	2,704	1,744	25,111

(a) Includes revenues from other activities (commissions and related fees associated with the management of AXA's general account assets and mutual funds sales).

Certain of AXA's life and savings products provide features which enable the policyholders to participate in the excess assets over the liabilities (the surplus) of the life company issuing the contract. Such participations, including participations on UK with-profit contracts that are explained below, are paid to policyholders as dividends that increase the present value of policyholder benefits.

UK WITH-PROFIT CONTRACTS

Specific to the United Kingdom, the participating contract, also known as the with-profit contract, is offered by many life insurance companies in the United Kingdom, including AXA Sun Life and AXA Equity & Law (the latter has ceased writing new business). For with-profit contracts, policyholders' premiums are paid into a life insurance company's with-profit fund, which is part of a company's long-term fund. In the with-profit fund, the premiums are invested in a range of assets, including equities, real estate and fixed maturity securities and the with-profit policyholders are entitled to receive a share of the profits arising from these investments. The policyholders' share of the profits, referred to as bonuses, are paid on or credited to with-profit contracts as recommended by the company's actuary and approved by its board of directors. There are two types of bonuses, regular bonuses and terminal bonuses. Regular bonuses, designed to provide a return to the policyholder through a periodic increase in benefits, are credited to the policyholder at regular intervals and represent a partial return of investment income. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment, are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other company experience (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (often exceeding 50%) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of management.

In 2000, AXA announced that it was undertaking a financial reorganization of AXA Equity & Law, one of its life insurance subsidiaries in the United Kingdom, pursuant to which a portion of the assets that have accumulated over the years (which we refer to in this annual report as the "inherited estate") will be attributed to AXA as the shareholder and a portion will be allocated to the with-profit policyholders in the form of a reorganization bonus. In addition, policyholders that elected to support the proposal will receive cash payments made by AXA. For further information on the inherited estate, please refer to "Item 5 – Operating and Financial Review and Prospects – Events Subsequent to December 31, 2000" and note 25 to the consolidated financial statements included elsewhere in this annual report.

VARIABLE LIFE AND ANNUITY PRODUCTS

Variable life and variable annuity product benefits are linked to investments supporting such contracts, referred to as "separate account (unit linked) contracts". The investment risk (and reward) is transferred to the policyholder while the life company earns fee income from managing the separate account assets. The income streams on these unit-linked products are much more predictable than the income streams on traditional life insurance protection products.

Over the past few years, AXA's life and savings operations have experienced significant growth in savings-oriented products, in particular, variable life and variable annuity products. This growth has been notably in Europe and Asia Pacific and attributable to (i) an increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions and (iii) favorable investment market trends. This trend has continued to a certain extent in the United States where there is a more mature market in respect of such products. In July 2000, AXA Nichidan Life (Japan) commenced the sale of variable life products (representing 6% of new individual business sales) and in January 2001, AXA China Region (Hong Kong) commenced the sale of separate account (unit linked) products.

Distribution

AXA distributes its life and savings products through a number of channels that vary from country to country. The distribution channels used by AXA's principal life and savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2000, are presented below.

Based on gross premiums from new business in 2000:	Exclusive agents and direct salesforce	Intermediaries/ independent advisers/ Brokers	Other networks, including Direct Marketing/ corporate partnerships and bank networks
France	53%	37%	10%
United States	57%	43%	–
Asia Pacific:			
– Japan (a)	–	28%	72%
– Australia and New Zealand	12%	26%	62%
– Hong Kong	100%	–	–
United Kingdom	8%	77%	15%
Germany	53%	29%	18%
Belgium	8%	50%	42%

a) Based on new business written in the six-month post-acquisition period ended September 30, 2000. Approximately, 72% of the products were distributed through affinity groups, which include the Chamber of Commerce and Industry and Corporate direct sales (to individuals).

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Surrenders

For most retirement and life products, costs in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the "persistency rate" plays an important role in profitability. The majority of individual retirement products and individual life and savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual life and retirement products issued by AXA have front-end charges (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

The ratio of surrenders to average gross insurance reserves are presented below for the periods indicated.

	For the years ended December 31, 2000		1999	1998
	(in euro millions)	%		
French Life operations	5,139	7.4%	6.2%	5.6%
US Life operations				
– Individual Life	1,051	3.8%	4.0%	6.4%
– Individual retirement	4,559	9.7%	9.4%	8.9%
Asia/Pacific Life operations				
– Japan (a)	1,831	5.6%	n/a	n/a
– Australia / New Zealand	1,728	8.1%	6.6%	7.4%
United Kingdom Life operations	4,139	6.0%	3.3%	6.9%
German Life operations	324	1.5%	1.3%	1.3%
Belgian Life operations	568	7.0%	3.4%	2.2%

(a) Nippon Dantaï was acquired in March 2000.

Other Life Insurance Operations

In addition to the principal markets discussed above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Italy, Spain, Portugal, Austria, Hungary, Switzerland and Turkey), Morocco, Canada, Singapore and China. The products offered in these markets are tailored to the specific country market and are offered through various distribution channels, depending on the country, including general agents, salaried sales forces, bank networks and brokers. AXA also has unconsolidated equity interests in companies that sell life insurance products in South America, Africa, the Middle East and Asia Pacific.

PROPERTY AND CASUALTY SEGMENT

AXA's Property and Casualty Segment offers a range of personal and commercial property and casualty insurance products. The Property and Casualty Segment accounted for €15.6 billion, or 19% of AXA's gross premiums and financial services revenues for the year ended December 31, 2000.

The table below summarizes AXA's consolidated gross premiums written and claims reserves and ratios for the Property and Casualty Segment for the periods indicated.

PROPERTY AND CASUALTY SEGMENT		Years ended December 31,	
(in euro millions except percentages)	2000	1999	1998
France:			
gross premiums	26% 4,001	3,926	4,179
claims ratio (a)	81.7%	79.5%	77.4%
combined ratio (a)	108.1%	111.3%	104.7%
claims reserves (b)	27% 7,198	7,456	6,676
Germany:			
gross premiums	20% 3,085	2,766	2,473
claims ratio (a)	77.3%	78.2%	77.3%
combined ratio (a)	109.1%	111.5%	106.9%
claims reserves (b)	20% 5,130	4,982	3,800
United Kingdom :			
gross premiums	17% 2,683	2,008	905
claims ratio (a)	90.5%	77.1%	75.9%
combined ratio (a)	128.0%	112.6%	106.5%
claims reserves (b)	15% 4,020	3,871	1,060
Belgium:			
gross premiums	8% 1,297	1,285	1,310
claims ratio (a)	83.4%	83.7%	86.3%
combined ratio (a)	114.8%	115.3%	127.8%
claims reserves (b)	16% 4,322	4,266	4,174
Other countries:			
gross premiums	29% 4,513	3,607	3,023
claims ratio (a)	82.5%	79.0%	78.3%
combined ratio (a)	113.4%	110.1%	111.5%
claims reserves (b)	21% 5,592	5,020	3,875
TOTALS			
Gross premiums	100% 15,579	13,593	11,889
Claims ratio (a)	82.9%	79.1%	78.5%
Combined ratio (a)	113.9%	111.6%	109.8%
Claims reserves (b)	100% 26,262	25,595	19,585

(a) ***Claims ratio:*** *The ratio of incurred claims and claims handling expenses to premiums earned, net of reinsurance ceded.*
    Combined ratio: *The sum of the **claims ratio** and the **expense ratio** (property and casualty acquisition and administrative expenses to premiums earned), both of which are net of reinsurance ceded.*
(b) *Claims reserves are before reinsurance ceded and exclude catastrophe equalization reserves.*

For the ten-year loss development of the property and casualty claims reserves, see to "Property and Casualty Claims Reserves".

Market

After several years of intense competition and, consequently, reduced premium rates, principally in the automobile and commercial risk products lines, premium rates in certain European countries increased in 1999 and 2000. This improvement has minimized the unfavorable effects resulting from a general deterioration in claims experience due to a number of natural catastrophes that occurred in 1999 and a general increase in the cost and frequency of claims (specifically relating to automobile claims).

In each of its principal markets, AXA operates through well-established property and casualty insurance companies. AXA's principal property and casualty insurance subsidiaries operate in France (AXA Assurances, AXA Courtage, AXA Conseil and Direct Assurance), the United Kingdom (AXA Insurance UK), Germany (AXA Colonia), and Belgium (AXA Royale Belge).

BASED ON WORLDWIDE GROSS PROPERTY AND CASUALTY PREMIUMS WRITTEN IN 1999				
Country	Ranking (a)	% of gross premiums written	AXA's ranking	AXA's ranking (market share %) (b)
Germany	3	8%	2 (d)	6%
United Kingdom	4	6%	3 (c)	7%
France	5	5%	1	18%
Belgium	14	1%	1	19%

(a) Source: Swiss Re Sigma report 9/2000 "Worldwide insurance in 1999".
(b) In general based on 1999 market data for each specific country or an estimate for 2000.
(c) The UK product lines are ranked as follows: third in private motor (8.5% market share), fourth in homeowners/domestic property (6.2% market share), fifth in commercial vehicle (5.4% market share) and third in total commercial property (10.3% market share). The rankings took into account the 2000 merger of Commercial General Union and Norwich Union, which became CGNU plc and created the largest property and casualty insurance group in the United Kingdom.
(d) Based on 1999 gross property and casualty premiums written, AXA is ranked as follows: third in liability insurance (9.7% market share), third in homeowners' insurance (5.4% market share), fourth in automobile insurance (4.2% market share).

Market commentary by size of AXA operation

France. After continued annual growth of over 5% in the French property and casualty insurance market between 1992 and 1995, the level of growth in gross premiums written has decreased since 1996. The low level of growth that has persisted in recent years was primarily attributable to a decline in market demand, increased competition and premium rate reductions. Gross premiums in 1999 increased by approximately 2% and the estimated growth in 2000 was 4%. This evolution was mainly due to growth in the French economy and an increase in premium rates on certain lines of business (notably homeowners insurance).

Germany. In the German property and casualty insurance market gross premiums written increased at an annual compound rate of over 7% from 1991 to 1995. This growth slowed from 1996 to 1999 and increased by 1% in 2000. This experience was attributable to severe price competition following market deregulation and the limited economic benefits stemming from the German reunification. The slight growth in 2000 was mainly due to automobile insurance, where gross premiums written increased by a rate of 3%. Automobile insurance represented approximately 44% of gross premiums written in the German property and casualty insurance market in 2000.

United Kingdom. Both the personal and commercial property and casualty markets in the United Kingdom have experienced limited growth over the last four years although growth has been estimated at 10% for 2000. Consolidation among the largest insurance carriers has helped to increase premium rates generally. The main premium rate increases in 2000 were in the automobile insurance market. Premium rates on homeowners insurance have remained relatively flat. Although the commercial property and liability markets have remained competitive, there are some signs that rate increases are beginning to be accepted. In addition, a number of recent legislative changes in the United Kingdom are expected to have a negative impact on future personal injury claims costs, affecting both the timing of claims payments and the amount paid in settlement.

Belgium. Premiums on automobile insurance have increased slightly in 2000 as compared to 1999. The increase was due to a slight improvement in premium rates and continued demand for automobile insurance cover, first observed in 1998, as a result of replacement of a large number of vehicles and an increase in consumer confidence in the economy. In the past few years, workers' compensation insurance premiums have been adversely affected by intense competition and low premium rates, while fire and other property insurance premiums have risen slightly.

Competition

The nature and level of competition vary among the countries in which AXA operates. Overall, the property and casualty insurance industry in each of AXA's principal markets is highly competitive, with surplus underwriting capacity leading to low premium rates. The principal competitive factors are (i) price, (ii) financial strength and claims-paying ability, (iii) range of product lines and product quality, (iv) quality of service, (v) type of distribution and (vi) changes in regulations, which may affect premium rates charged or claims settlement costs paid. In France, Germany and Belgium, markets are fragmented with hundreds of insurers competing for business. In the United Kingdom, industry-wide consolidation across the sector, which has affected both major insurance companies and brokers, has led to increased concentration among the top few players in recent years.

Products

AXA's property and casualty insurance operations offer a full range of products including automobile, homeowners, property and general liability insurance for both personal and small to medium-sized commercial customers.

The table below presents gross premiums and insurance reserves by major product for the periods and as at the dates indicated.

PROPERTY AND CASUALTY SEGMENT (in euro million, except percentages)	Gross premiums Years ended December 31,				Insurance Reserves at December 31, 2000
	2000		1999	1998	
Personal lines					
– Automobile	38%	5,939	5,048	4,511	10,094
– Property damage	14%	2,223	2,129	1,839	2,488
Commercial lines					
– Automobile	7%	1,121	1,002	818	1,726
– Property damage	11%	1,695	1,496	1,227	2,213
– Liability	8%	1,238	1,048	826	4,106
Other	22%	3,363	2,870	2,673	10,737
TOTAL	**100%**	**15,579**	**13,593**	**11,894**	**31,364**

Distribution

AXA distributes its property and casualty insurance products through a number of channels that vary from country to country. The distribution channels used by AXA's property and casualty operations, based on gross premiums written for the year ended December 31, 2000, are presented below.

Based on gross premiums written in 2000:	General agents	Intermediaries/ independent advisers/ brokers	Direct Sales and marketing	Other networks, including corporate partnerships and bank networks
France	75%	22%	3%	–
Germany	44%	49%	4%	3%
United Kingdom	–	53%	21%	26%
Belgium	–	79%	–	21%

Other Property and Casualty Operations

In addition to the principal markets discussed above, AXA offers personal and commercial property and casualty insurance products in the following countries: Italy, Spain, Netherlands, Portugal, Luxembourg, Switzerland, Austria, Hungary, Canada, Morocco, Turkey, Japan, Singapore and Hong Kong. The products offered in these markets are tailored to the specific country market and are offered through various distribution channels, including brokers and direct sales force. AXA also has unconsolidated equity interests in companies that sell property and casualty insurance products in South America, Asia Pacific, the Middle East and Africa.

Ceded Reinsurance

AXA's property and casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. Certain insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by the property and casualty operations to third-party reinsurers for 2000 was €1,146 million (1999: €1,010 million).

INTERNATIONAL INSURANCE SEGMENT

The International Insurance Segment consists primarily of AXA's reinsurance operations (formerly conducted by AXA Reinsurance) and its transnational large-risk property and casualty business (formerly conducted by AXA Global Risks). In 2000, these operations were restructured and combined under a common holding company, AXA Corporate Solutions. This segment also includes the operations of AXA Assistance. The International Insurance Segment accounted for €3.7 billion, or 5% of AXA's gross premiums and financial services revenues for the year ended December 31, 2000.

The table below summarizes AXA's consolidated gross premiums and claims reserves and ratios for the International Insurance Segment.

INTERNATIONAL INSURANCE SEGMENT		Years ended December 31,		
(in euro millions except percentages)		2000	1999	1998
AXA Corporate Solutions				
gross premiums	90%	3,297	2,818	2,470
claims ratio		86.3%	103.2%	94.4%
combined ratio		120.6%	132.2%	122.6%
claims reserves (a)	96%	8,288	7,993	6,652
Of which:				
Insurance				
gross premiums	30%	1,097	1,400	1,096
claims ratio		109.8%	118.5%	105.5%
combined ratio		137.4%	147.0%	134.7%
claims reserves (a)	52%	4,523	4,359	3,451
Reinsurance				
gross premiums	58%	2,124	1,385	1,359
claims ratio		75.7%	87.6%	85.5%
combined ratio		113.3%	119.5%	114.4%
claims reserves (a)	42%	3,631	3,518	3,175
Assistance				
gross premiums	9%	328	281	278
claims ratio		76.9%	68.2%	68.8%
combined ratio		102.2%	95.1%	96.3%
claims reserves (a)	1%	55	54	55
TOTAL (b)				
gross premiums	**100%**	**3,651**	**3,109**	**2,833**
claims ratio		**84.2%**	**99.2%**	**92.1%**
combined ratio		**117.5%**	**128.0%**	**120.4%**
claims reserves (a)	**100%**	**8,656**	**8,356**	**7,130**

(a) *Claims reserves are before reinsurance ceded and exclude catastrophe equalization reserves.*
(b) *The total includes other transnational activities not presented separately in the table above.*

For the ten-year loss development of AXA's property and casualty claims reserves, see " - Property and Casualty Claims Reserves".

Market and competition

AXA Corporate Solutions operates principally in France, the United States, the United Kingdom, Canada and Singapore.

The global ***reinsurance*** *marketplace has experienced mergers and consolidations and several companies have exited the market by (i) disposing or transferring their business to other companies or (ii) ceasing to underwrite new reinsurance business. Since the end of 1999 and throughout the year 2000 renewal season, rates have increased significantly, particularly for natural catastrophe business, despite the surplus capacity in the reinsurance market.*

The key features of the marketplace in which AXA Corporate Solutions for ***large risk property and casualty insurance*** *operates can be summarized as follows: (i) increasing demand for risk management and financial analysis, (ii) demand for risk transfer and alternative risk transfer and (iii) global concentration of suppliers (predominantly global insurance brokers and international insurance groups).*

Products

AXA Corporate Solutions Reinsurance (formerly AXA Reinsurance). *These operations have a geographically diverse reinsurance portfolio, including the following classes of business: property damage (including catastrophe exposure), third-party liability, marine, financial risk/guarantee and life and health insurance. AXA Corporate Solutions underwrites both proportional and non-proportional reinsurance treaties.*

AXA Corporate Solutions Insurance (formerly AXA Global Risks). *These operations underwrite large insurance risks for large national and international corporations. The principal insurance products underwritten include property and casualty; marine, aviation and transport; construction risk; financial risk; and directors and officers liability. AXA Corporate Solutions Insurance also offers loss-prevention and risk management services.*

AXA Cessions. *AXA's property and casualty subsidiaries reinsure a large portion of their business internally through AXA Cessions. AXA Cessions coordinates retrocession with external reinsurers to reduce the loss exposures of each subsidiary and of AXA as a whole.*

The table below presents gross premiums and insurance reserves by major product for the periods and as at the dates indicated.

(in euro million, except percentages)	Gross premiums Years ended December 31, 2000		1999	1998	Insurance Reserves at December 31, 2000
– Property damage	44%	1,589	1,290	1,129	3,702
– Automobile, Marine, Aviation	20%	738	620	526	1,378
– Casualty / Liability	13%	473	403	308	2,165
– Assistance	9%	328	281	278	131
– Other	14%	523	515	593	3,183
TOTAL	**100%**	**3,651**	**3,109**	**2,833**	**10,559**

Distribution

AXA Corporate Solutions distributes its products principally through insurance and reinsurance brokers.

Ceded Reinsurance

AXA Corporate Solutions Reinsurance reviews its exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration. Exposure to single events is limited through reinsurance outwards to third-party reinsurers (retrocession contracts). AXA Corporate Solutions and its subsidiaries ceded €1,020 million to third party reinsurers (through retrocession agreements) in 2000.

Other operations

AXA provides assistance services primarily through AXA Assistance. The services include medical aid for travelers and automobile road assistance. The clients include insurance companies, credit card companies, tour operators and automobile manufacturers.

ASSET MANAGEMENT SEGMENT

Asset management has become increasingly important to AXA, from both a strategic and profitability perspective. The development of third-party asset management activities is a key part of AXA's financial services strategy, which seeks to capitalize on existing strengths and to expand the client base. This strategy is founded on the belief that its asset management expertise will enable AXA to benefit from the expected growth in savings-related products in the markets in which it operates in future years. The Asset Management Segment accounted for €3.0 billion, or 4% of AXA's gross premiums and financial services revenues for the year ended December 31, 2000.

AXA's principal asset management companies are Alliance Capital and AXA Investment Managers. The asset management companies are responsible for the vast majority of AXA insurance-related assets under management as well as assets managed on behalf of third parties. AXA has asset management specialists in each of its major markets: Western Europe, the United States and the Asia/Pacific region.

The table below presents the total assets managed by AXA's Asset Management Segment (including those assets managed on behalf of third parties) and the related fees earned by AXA's Asset Management Segment on those assets as at the dates and for the periods indicated.

ASSET MANAGEMENT SEGMENT (in euro millions)	2000	1999	1998
Assets under management by AXA at December 31, (a)			
Managed on behalf of third parties	468,547	341,842	210,901
Separate account assets	83,976	83,552	57,148
Other invested assets	206,942	182,519	135,232
TOTAL	759,465	607,913	403,281
Fees earned for the years ended December 31,			
Alliance Capital	2,743	1,727	1,126
AXA Investment Managers	557	357	201
National Mutual Fund Management	51	54	53
SUB-TOTAL	3,351	2,137	1,380
Intercompany eliminations	(367)	(209)	(88)
CONTRIBUTION TO AXA's CONSOLIDATED GROSS REVENUES	2,984	1,928	1,292

(a) Based on estimated fair value at the dates indicated.

The asset management industry is highly fragmented, as the global asset management market has not yet fully evolved. No single competitor, or any small group of competitors, dominates the worldwide market. AXA's asset management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. The competitive factors include the range of investment products offered, the investment performance of such products and the quality of services provided to clients.

Alliance Capital

Alliance Capital, a subsidiary of AXA Financial, is one of the largest asset managers in the United States. Alliance Capital provides diversified investment management services to individual investors and to a variety of institutional clients, including Equitable Life which is one of Alliance Capital's largest institutional clients.

In October 1999, Alliance Capital reorganized by transferring its business and assets to a newly formed operating partnership in exchange for all of the Alliance Capital Units ("the Reorganization"). Since the date of the Reorganization, Alliance Capital has conducted the diversified investment management services business (formerly conducted by Alliance Holding), and Alliance Holding is the holder of the Alliance Capital Units and engages in related activities. The Alliance Holding Units trade publicly on the NYSE while the Alliance Capital Units do not trade publicly and are subject to significant restrictions on transfer.

On October 2, 2000 Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc.: a U.S.-based asset manager. The purchase price consisted of a cash payment of $1.5 billion and 40.8 million newly issued Alliance Capital Units. AXA Financial purchased approximately 32.6 million newly issued Alliance Capital Units for $1.6 billion on June 20, 2000 to fund the cash portion of the purchase price.

Alliance Capital provides diversified asset management and related services globally to a broad range of clients including:

- institutional investors, consisting of corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments and affiliates such as AXA and its insurance company subsidiaries;
- private clients, consisting of high net worth individuals, charitable foundations, trusts and estates; and
- individual investors through mutual funds sponsored by Alliance Capital and affiliated joint venture companies.

In addition, Alliance Capital provides services to institutional investors including portfolio strategy, trading and brokerage-related services.

As at December 31, 2000, Alliance Capital had €483 billion of assets under management, including €418 billion of assets managed on behalf of third-party clients.

AXA Investment Managers ("AXA IM")

AXA IM is one of the largest asset management companies based in Europe. As at December 31, 2000, AXA IM had €256 billion of assets under management, including €44 billion of assets managed on behalf of third-party clients. Its operations expanded during the year due to (i) the acquisition of Nippon Dantai whose assets are now partially managed by AXA IM, (ii) the integration of AXA Rosenberg, which was acquired in 1999, and (iii) internal restructuring of the management of AXA's insurance company investments. AXA Rosenberg focuses on quantitative investment products relating to the creation and sale of structured fixed income and equity products.

AXA IM provides diversified asset management and related services globally to a broad range of clients including: AXA's insurance subsidiaries (insurance-related invested assets and separate account assets), institutional investors and individual investors through mutual funds sponsored by AXA IM that are distributed through AXA's distribution networks and external distributors.

OTHER FINANCIAL SERVICES SEGMENT

The Other Financial Services Segment's operations consisted primarily of Donaldson, Lufkin & Jenrette (DLJ), a U.S.-based investment and merchant bank, which was sold to the Credit Suisse Group on November 3, 2000, and other financial services activities conducted primarily in Belgium and in France. For the year ended December 31, 2000, the Other Financial Services Segment accounted for € 11.8 billion, or 15% of AXA's gross premiums and financial services revenues, of which almost 91% related to DLJ. Due to the sale of DLJ, future revenues and net income from this segment will decrease significantly.

AXA Bank Belgium. Banque IPPA and ANHYP merged in early 2000 and created AXA Bank Belgium, a subsidiary of AXA Royale Belge. AXA Bank Belgium offers a comprehensive range of financial services to individuals and to small businesses and has a network of independent bank agents, who also support the sale of insurance products offered by AXA Royale Belge and AXA Investment Managers.

AXA Banque and AXA Crédit. Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include custodial services for securities, cash and securities flows management and bank account services to high net worth individual policyholders and to general agents of AXA France Assurances. AXA Crédit provides short-term loans to customers of AXA's French insurance operations.

INSURANCE-RELATED INVESTED ASSETS

The assets supporting AXA's insurance operations (included within the three segments: the Life and Savings Segment, the Property and Casualty Segment and the International Insurance Segment) consist of a diversified portfolio of investments. These assets are managed principally by AXA's Asset Management Segment and consist of general account assets (on which the insurer generally bears the investment risk and reward) and separate account (unit-linked) assets (on which the policyholder generally bears the investment risk and reward). The discussion below concerns the general account investment assets of AXA's insurance operations, which are referred to in this annual report as "insurance-related invested assets".

The liabilities of AXA's life and savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder, and the insurer's profits are earned from investment management, mortality and other charges. For non-participating or interest-sensitive products, the insurer's profits are earned from a positive spread between the investment return and the crediting or reserve interest rate.

Although all the general account assets of each insurer support all of that insurer's liabilities, the insurers have developed asset/liability management techniques with separate investment objectives for specific classes of product liabilities. As part of this approach, insurers develop investment guidelines for each product line which form the basis for investment strategies to manage such product line's investment return and liquidity requirements, consistent with management's overall investment objectives for the insurance related investment assets. Investments frequently meet the investment objectives of more than one class of product liabilities; each such class may be allocated on a pro-rata interest in such investments and the returns therefrom. AXA routinely monitors and evaluates the status of its investments in light of current and anticipated future economic conditions and trends, and other factors. The strategic allocation of assets is generally determined through asset-liability analyses for both life & savings and property & casualty businesses. The strategy may differ across the geographical territories and the different lines of businesses depending on the existing investment mix, the availability of alternative investment vehicles and the underlying nature and duration of the in-force insurance contracts. Further information on how AXA manages investment risk is provided in "Item 11 – Qualitative and Quantitative Disclosure About Market Risk".

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At December 31, 2000, the insurance-related invested assets supporting the general account life and savings operations (including those specific assets allocated to the UK "with-profit" contracts) primarily consisted of fixed maturity investments (51%) and equity investments (23%) (1999: 55% and 24%, respectively). At such date, the insurance-related invested assets supporting the property and casualty insurance operations primarily consisted of fixed maturity investments (47%) and equity investments (35%) (1999: 48% and 33%, respectively).

The following table sets forth the distribution of AXA's consolidated insurance-related invested assets by insurance segment, including cash and equivalents at December 31, 2000.

INSURANCE - RELATED INVESTED ASSETS	Life and Savings		Property and Casualty		At December 31, 2000 International Insurance		Total		% of total	
(in euro millions except percentages)	Book value (a)	Market value	Book value (a)	Market value	Book value (a)	Market value	Book value (a)	Market value	Book value (a)	Market value
Fixed maturities										
– French government	24,892	26,382	2,344	2,546	563	583	27,798	29,512	11%	11%
– Foreign governments	29,736	30,483	8,185	8,409	1,330	1,350	39,251	40,243	15%	15%
– Local governments	1,386	1,448	155	160	115	118	1,655	1,726	1%	1%
– Government controlled corporations	8,781	8,997	613	613	554	563	9,948	10,172	4%	4%
– Private corporations	43,246	43,640	3,847	3,915	1,512	1,514	48,605	49,069	18%	18%
– Mortgage-backed securities	2,631	2,643	7	7	92	95	2,730	2,744	1%	1%
– Other	1,532	1,564	107	108	523	533	2,163	2,205	1%	1%
– Less: fixed maturities allocated to UK with-profit contracts (c)	(3,529)	(3,529)	–	–	–	–	(3,529)	(3,529)	(1%)	(1%)
Total fixed maturities	**108,674**	**111,628**	**15,259**	**15,759**	**4,688**	**4,756**	**128,622**	**132,143**	**49%**	**48%**
Equity investments	33,628	39,964	11,409	13,498	1,613	1,763	46,650	55,225	18%	20%
Mortgage, policy and other loans	25,098	25,169	863	862	53	53	26,014	26,084	10%	9%
Real estate	9,113	10,670	2,125	2,613	359	425	11,597	13,708	4%	5%
Less: equities allocated to UK with-profit contracts (c)	25,111	25,111	–	–	–	–	25,111	25,111	10%	9%
Trading portfolio (c)	5,247	5,247	–	–	–	–	5,247	5,247	2%	2%
Cash and equivalents	16,235	16,235	2,572	2,572	1,142	1,142	19,949	19,949	8%	7%
TOTAL (b) (d)	**223,106**	**234,024**	**32,228**	**35,304**	**7,855**	**8,139**	**263,190**	**277,467**	**100%**	**100%**

(a) Amounts are net of valuation allowances. For details on valuation allowances see note 3 to AXA's consolidated financial statements.
(b) These amounts exclude separate account (unit linked) assets and investments in companies accounted for under the equity method.
(c) Trading account securities and assets allocated to UK with-profit contracts are carried at estimated fair value in the consolidated balance sheet of AXA.
(d) Refer to note 2 to AXA's consolidated financial statements included in this annual report that sets out the investment valuation methodology.

For additional information on the type of assets in which AXA invests and the related net investment results for the three years ended December 31, 2000, see notes 3 and 13 to the consolidated financial statements included elsewhere in this annual report.

At December 31, 2000, AXA did not have any equity and/or fixed maturity investment in any one issuer, including an issuer's affiliates, that was in aggregate 10% or more of AXA's total shareholders' equity, or €2,432 million.

AXA's fixed maturities and equity investments are predominantly publicly traded. These investments together with real estate, mortgages and loans are concentrated in the markets in which AXA's principal subsidiaries operate. The life & savings and property & casualty operations in France, the United States, the United Kingdom, Australia/New-Zealand, Germany, Belgium and Japan accounted for approximately 90% (1999: 90% excluding Japan) of AXA's total fixed maturity investments and approximately 96% (1999: 95% excluding Japan) of AXA's total equity investments.

At December 31, 2000 and in respect of AXA's significant insurance operations, the insurance-related invested assets backing the insurance liabilities were predominantly holdings in domestic investments (or in the local currency of the liabilities). The breakdown of investments in fixed maturity and equity securities by industry sector were as follows: 40% in government institutions, 20% in financial services, 30% in non-financial services such as manufacturing and pharmaceuticals and 10% in mutual funds.

Assets allocated to UK "with-profit" contracts. These assets are carried at estimated fair value in the consolidated financial statements of AXA due to the nature of the UK with-profit contract (see "- Life and Savings Segment – UK Life Insurance Group"). At December 31, 2000, assets allocated to the UK with-profit contracts (at estimated fair value) included equity investments (€19,052 million), fixed maturities (€3,529 million), real estate (€2,228 million) and mortgage and policy loans (€302 million). The estimated fair values of the fixed maturities and equity investments (substantially all of which are publicly traded) were determined on the basis of quoted market prices. The real estate investments are appraised on an annual basis. Unrealized investment gains accounted for approximately 31.4% of the estimated fair value of such assets as at December 31, 2000 (1999: 43.6%).

Derivatives. AXA generally uses derivative instruments to minimize adverse fluctuations in equity prices, interest rates and foreign exchange rates. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in "Item 11 – Qualitative and Quantitative Disclosure about Market Risk" and in note 17 to the consolidated financial statements included elsewhere in this annual report.

Net investment return on insurance-related assets. The net investment return on insurance-related assets by major operating entity are presented within the segment information provided in "Item 5 – Operating and Financial Review and Prospects" and note 13 to AXA's consolidated financial statements.

PROPERTY AND CASUALTY CLAIMS RESERVES

ESTABLISHMENT OF CLAIMS RESERVES

AXA is required by applicable insurance laws and regulations and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claim expenses that arise from its property and casualty and international insurance operations. AXA establishes its claims reserves by product, type of insurance coverage and year, and charges them to income as incurred. Claims reserves (also referred to as "loss reserves") fall into two categories namely:

• **Reserves for reported claims and claims expenses.** These reserves are for outstanding claims which have not yet been settled and are based on undiscounted estimates of the future claim payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and

• **Reserves for incurred but not yet reported ("IBNR") claims and claims expenses.** IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

The process of estimating the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as,

• development in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience,
• changes arising from the time lag between the occurrence of the insured event, notification of the claim (from the insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attributable to long-tail casualty claims which may take several years to settle due to size and nature of claim, and the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end;
• judicial trends;
• regulatory changes, and
• inflation and foreign currency fluctuations.

As a result, actual losses may deviate from the original gross reserves established. Consequently the reserve may be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies (in cases where the original gross claims reserve was understated).

AXA continually reviews the adequacy of the established claims reserves, including emerging claims development, and actual claims experience compared to the original assumptions used to estimate initial gross claims reserve. Based on current information available, AXA considers that these provisions are sufficient.

With respect to AXA's foreign property and casualty and international insurance operations, the claims reserves are established and monitored in the local currency in which the property and casualty entity operates. The claims reserves are translated into AXA's reporting currency (Euro) at the year-end closing rates. The effect of foreign exchange on the claims reserves is presented in note 12 to the consolidated financial statements included elsewhere in this annual report.

The information within this section presents separately (i) AXA's property and casualty insurance operations (the Property and Casualty Segment plus the insurance operations within the International Insurance Segment) and (ii) AXA's reinsurance operations within AXA Corporate Solutions included in the International Insurance Segment. AXA Corporate Solutions Reinsurance is presented separately because (i) this business consists of insurance assumed from other insurers, (ii) the type of insurance and the nature of the risks and exposures covered is different compared to the insurance coverage provided by AXA's property and casualty insurance operations, (iii) a portion of this business is reinsured to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and (iv) the claims are accounted for on an underwriting year basis covering a 24-month period rather than on an accident year basis covering a 12-month period.

AXA does not discount its reserves for claims and claims expenses except disability claims for which final settlement has been agreed and the payments are generally fixed over a period of time. The disability claims reserves have not been included in the Loss Reserve Development Table.

AXA's French property and casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. This construction reserve was excluded from the Loss Reserve Development table as it provides no indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA.

In addition, certain AXA property and casualty operations are required by local regulations, in the countries in which they operate to establish catastrophe and equalization reserves, see "- Additional Factors which may affect AXA's Business – Regulation" for further details. The catastrophe and equalization reserves were included in the consolidated balance sheet caption "Insurance Claims and Claims Expenses'. However, the catastrophe and equalization reserves were excluded from the Loss Reserve Development Table as these reserves provide no indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA.

The reserves that were excluded from the Loss Reserve Development Table represented 11.9% of total gross reserves at December 31, 2000 (1999: 11.5%). These reserves were included as "Other Reserves" in the "Reconciliation of Loss Reserves to Consolidated Financial Statements" table following the Loss Reserve Development tables.

LOSS RESERVE DEVELOPMENT

The loss reserve development table presents the claims reserve development for calendar years 1990 through 2000. The top line entitled "gross reserves for unpaid claims and claims expenses" represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The upper portion of the table entitled "paid (cumulative)" represents the cumulative amount paid as of the end of each succeeding year with respect to the original gross claims reserve liability reported. The lower portion of the table entitled "Reserve re-estimated" represents the previously recorded liability as adjusted (that is, re-estimated) based on claims experience as of the end of each succeeding year. The estimate is increased or decreased, as more information becomes known in future periods relating to unsettled claims. For example, the gross claims reserve as at December 31, 1994 was originally €5,595 million and adjusted by €9,949 million primarily due to the UAP acquisition in 1997, and by the end of 2000, cumulative amounts paid totaled €8,591 million and the original gross claims reserve has been re-estimated to be €12,490 million at December 31, 2000. The "cumulative redundancy (deficiency)" for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

Property and Casualty and International Insurance operations
(excluding AXA Corporate Solutions Reinsurance)

GROSS LOSS RESERVE DEVELOPMENT TABLE At December 31, *(in euro millions except percentages)*							**Property and Casualty Segment (b)**				
	1990	**1991**	**1992**	**1993**	**1994**	**1995**	**1996**	**1997 (b)**	**1998**	**1999 (c)**	**2000**
Gross reserves for unpaid claims and claims expenses developed initially	**3,633**	**4,064**	**4,665**	**4,932**	**5,595**	**5,712**	**5,847**	**20,371**	**20,941**	**26,656**	**26,916**
Gross reserves for unpaid claims and claims expenses developed in 2000	**10,349**	**11,500**	**12,843**	**13,941**	**15,544**	**15,188**	**16,466**	**19,310**	**20,011**	**22,619**	**na**
Paid (cumulative) at:											
One year later	1,231	1,349	1,326	1,394	1,419	1,305	1,388	4,737	4,745	7,727	–
Two years later	1,843	2,016	1,951	2,051	2,044	1,684	5,759	6,632	6,818		
Three years later	2,251	2,398	2,376	2,454	2,368	6,898	7,327	8,087			
Four years later	2,506	2,660	2,717	2,684	7,082	8,123	8,351				
Five years later	2,684	2,944	2,920	7,767	8,089	8,917					
Six years later	2,916	3,140	7,927	8,442	8,591						
Seven years later	3,106	8,095	8,753	8,806							
Eight years later	7,046	8,537	9,032								
Nine years later	8,149	8,831									
Ten years later	8,347										
Reserve re-estimated at:											
One year later	3,860	4,207	4,626	4,835	5,303	5,607	5,537	19,425	19,040	23,041	
Two years later	3,919	4,197	4,555	4,680	5,177	5,477	13,881	17,510	19,407		
Three years later	3,886	4,140	4,501	4,810	5,278	13,376	13,864	17,971			
Four years later	3,838	4,060	4,574	4,803	12,353	13,303	14,214				
Five years later	3,741	4,250	4,673	11,801	12,160	13,730					
Six years later	3,954	4,321	11,379	11,699	12,490						
Seven years later	4,045	10,584	11,487	11,997							
Eight years later	9,381	10,662	11,915								
Nine years later	9,710	11,212									
Ten years later	10,035										
Initial gross reserves in excess of re-estimated gross reserves:											
Amount (a)	**314**	**288**	**928**	**1,944**	**3,054**	**1,458**	**2,252**	**1,339**	**604**	**(422)**	**na**
Percent (a)	3.0%	2.5%	7.2%	13.9%	19.6%	9.6%	13.7%	6.9%	3.0%	(1.9%)	na

(a) It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.

(b) AXA acquired Compagnie UAP ("UAP") on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claims reserves and claim expenses of UAP's property and casualty operations are included in the year end reserves as at December, 31, 1997 and thereafter. Cumulative payments and reserve development for the 1998 year and thereafter include the development of the integrated property and casualty liabilities of AXA, including UAP, as loss development data specific to UAP is not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.

(c) Includes gross reserves of €5.6 billion of GRE, which was acquired in May 1999.

The majority of the business of the property and casualty insurance operations is short tail and therefore losses develop and are paid relatively quickly. In 2000, approximately 40% of the claims reserves were paid in the year that the claim event occurred (1999: 40%).

Note 12 to the consolidated financial statements includes: (i) a reconciliation of beginning to ending gross outstanding claims reserves including claim expenses for each of the three years ended December 31, 2000 and (ii) the effect on income relating to changes in claims reserves for the three years ended December 31, 2000 under the caption "increase (decrease) in provision attributable to prior years".

In 2000, there were no reportable changes in the claims payment patterns. In addition, there have been no significant changes in assumptions during the current year or any material strengthening of existing claims reserves, except for in the United Kingdom, Ireland and Italy. In addition, the unfavorable loss reserve development reported in 2000 (€422 million) also related to the December 1999 storms in Western Europe, mainly in the French property and casualty operations. See "Item 5 - Operating and Financial Review and Prospects" for further information.

There have been no material reinsurance transactions or any significant changes to existing reinsurance arrangements during the current year.

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AXA Corporate Solutions Reinsurance

LOSS RESERVE DEVELOPMENT TABLE At December 31, (in euro millions except percentages)	1990	1991	1992	1993	1994	AXA Reinsurance 1995 (d)	1996	1997	1998	1999	2000
Initial gross reserves for claims and claims expenses (b)	**721**	**853**	**941**	**1,184**	**1,496**	**2,451**	**2,644**	**2,880**	**3,060**	**3,396**	**3,455**
Initial retroceded reserves	(90)	(154)	(91)	(107)	(201)	(262)	(196)	(285)	(416)	(430)	(418)
Initial net claims reserves:	**631**	**700**	**851**	**1,077**	**1,296**	**2,189**	**2,448**	**2,595**	**2,644**	**2,967**	**3,037**
Paid (cumulative) of:											
One year later	213	270	366	293	374	602	615	583	956	1,165	
Two years later	387	420	529	473	566	1,008	965	1,094	1,594		
Three years later	503	511	634	593	737	1,221	1,230	1,430			
Four years later	572	576	720	706	849	1,410	1,427				
Five years later	621	635	806	784	935	1,548					
Six years later	661	703	862	851	1,037						
Seven years later	714	745	915	932							
Eight years later	745	788	982								
Nine years later	781	844									
Ten years later	829										
Reserve re-estimated of:											
One year later	914	850	1,172	1,368	1,558	2,811	2,970	2,945	3,743	3,969	
Two years later	878	1,002	1,179	1,326	1,549	2,917	2,829	3,159	3,817		
Three years later	984	996	1,210	1,329	1,675	2,774	2,891	3,168			
Four years later	953	1,016	1,222	1,428	1,643	2,818	2,844				
Five years later	959	1,023	1,374	1,403	1,653	2,755					
Six years later	978	1,149	1,348	1,413	1,681						
Seven years later	1,085	1,135	1,366	1,473							
Eight years later	1,074	1,156	1,444								
Nine years later	1,090	1,240									
Ten years later	1,175										
Initial gross claims reserves in excess of (less than) re-estimated gross claims reserves	(454)	(387)	(503)	(289)	(185)	(304)	(200)	(288)	(757)	(573)	
Re-estimated retroceded reserves	276	176	182	134	156	257	259	347	562	512	
Premium adjustment (c)	53	66	93	228	210	454	481	524	546	681	
Re-estimated net claims reserves:	846	998	1,169	1,111	1,315	2,044	2,104	2,297	2,709	2,776	
Initial net claims reserves in excess (less than) reestimated net claims reserves:											
Amount (a)	**(215)**	**(298)**	**(318)**	**(34)**	**(19)**	**145**	**344**	**298**	**(65)**	**191**	
Percent of original net reserve (a)	**(34.1%)**	**(42.6%)**	**(37.4%)**	**(3.1%)**	**(1.5%)**	**6.6%**	**14.1%**	**11.5%**	**(2.4%)**	**6.4%**	**na**

(a) It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.

(b) The loss reserve development table is presented on an underwriting year basis for AXA Corporate Solution Reinsurance's business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 1998 it may cover underlying policies with terms beginning both on January 1, 1998 and December 31, 1998. Losses incurred on underlying policies beginning on January 1, 1998 could occur as early as January 1, 1998 while losses incurred on underlying policies beginning on December 31, 1998 could occur as late as December 31, 1999.

(c) Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(d) Includes the claims reserves of Abeille Re acquired in 1995.

Reconciliation of Loss Reserves to Consolidated Financial Statements

The following table reconciles the gross insurance claims reserves and claim expenses in the Loss Development Tables presented above to that presented in the consolidated financial statements, which were prepared in accordance with French GAAP as at the dates indicated.

(in euro millions)	At December 31, 2000	1999
Total gross claims reserves developed		
Property and Casualty	26,916	26,656
AXA Corporate Solutions Reinsurance	3,455	3,396
Total gross claims reserves developed	**30,371**	**30,052**
Gross claims reserves not developed		
Catastrophe equalization reserves	768	1,052
Other reserves (a)	4,548	3,900
Total gross claims reserves excluding Life and Savings	**35,687**	**35,005**
Life and Savings Segment (b)	8,995	8,215
Reinsurance ceded (c)	(5,440)	(5,517)
Reserves for claims and claims expenses net of reinsurance	**39,242**	**37,703**

(a) Represents disability claims and construction reserves.
(b) Claims outstanding and related claims expenses on life insurance business.
(c) Reinsurance ceded is not recognized separately as a debtor in the balance sheet but is included with insurance provisions in accordance with French GAAP. Reinsurance ceded is subject to review for recoverability.

Environmental, Asbestos and Other Exposures

Environmental, asbestos and other related exposures are not material to AXA. Further details are provided in note 12 to the consolidated financial statements included elsewhere in this annual report.

ADDITIONAL FACTORS WHICH MAY AFFECT AXA'S BUSINESS

REGULATION

AXA's principal operations are located in Western Europe, North America and the Asia-Pacific region, and to a lesser extent, in Africa, South America and the Middle East. In these jurisdictions, AXA is generally subject to comprehensive regulation and supervision, particularly with respect to its insurance and investment management operations.

Insurance Operations

While the extent and nature of regulation varies from country to country, most jurisdictions in which AXA's insurance subsidiaries operate have laws and regulations governing standards of solvency, levels of reserves, permitted types and concentrations of investments, and business conduct to be maintained by insurance companies as well as agent licensing, approval of policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain other marketing expenses that may be incurred by the insurer. In general, insurers are required to file detailed annual financial statements with their supervisory agencies in each of the jurisdictions in which they do business. Such agencies may conduct regular examinations of the insurers operations and accounts and make occasional requests for particular information from the insurer. Certain jurisdictions also require registration and periodic reporting by holding companies that control a licensed insurer. Applicable legislation typically requires periodic disclosure concerning the corporation that controls the licensed insurer and other affiliated companies, including prior approval of transactions between the insurer and other affiliates such as, intercorporate transfers of assets and payment of dividends by the controlled insurer. In general, these regulatory schemes are designed to protect the interests of policyholders' rather than security holders. For further information refer to note 19 to the consolidated financial statements included elsewhere in this annual report.

In Europe, AXA's insurance operations are subject to a comprehensive regulatory scheme based on the European Union ("EU") insurance directives on life insurance and insurance other than life insurance which were implemented in France, the United Kingdom, Germany and certain other jurisdictions through legislation which became effective in July 1994. These directives are founded on the "home country control" principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations including regulations governing solvency, actuarial reserves and investment of assets. Selling activities of non-home insurance operations, however, are generally regulated by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the additional jurisdictions. In France, the United Kingdom, Germany and certain other jurisdictions, equalization reserves are required to protect the insurer against the impact of large claims and catastrophes. The basis on which these equalization reserves are established is set out in the local country regulations based on pre-established formulas applicable to certain lines of business and may be capped at a maximum level. In the United Kingdom, AXA's insurance operations, like other UK insurers, have been subject to, and participated fully in, an ongoing review by UK regulatory authorities of pension sales practices. Provisions have been established, based on actuarial assumptions and current information available to management, in order to cover the cost of the review and required compensation to policyholders. This review is scheduled for completion by the UK regulator by June 2002.

In the United States, AXA's insurance operations are subject to regulation and supervision by the states and territories. Within the United States, the method of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance commissioner. While regulation varies by jurisdiction, most jurisdictions have comprehensive laws and regulations governing approval of policy forms and rates, the standards of solvency that must be met and maintained (including risk based capital measurements), the licensing of insurers and their agents, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition to be filed. In January 1998 the Florida Attorney General and the Florida Department of Insurance issued subpoenas to Equitable Life, and in December 1999 the Florida Attorney General issued an additional subpoena to Equitable Life, in each case requesting, among other things, documents relating to various sales practices. Equitable Life has responded to these subpoenas. In addition, a number of states have enacted legislation requiring insurers who sold policies in Europe prior to and during the Second World War to file information concerning those policies with state authorities. Although each of AXA's U.S. insurance subsidiaries intends to comply with these laws with respect to its own activities, the ability of AXA and its European affiliates to comply may be impacted by various factors including the availability of relevant information after more than 50 years and privacy laws in effect in various European countries, which could result in state regulatory authorities seeking to take enforcement actions against AXA and its U.S. affiliates, including Equitable Life.

Several states in the United States, including New York, regulate transactions between an insurer and its affiliates under insurance holding company acts. These acts contain certain reporting requirements and restrictions on provision of services and on transactions, such as asset transfers, loans and shareholder dividend payments by insurers. State insurance regulators also have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdiction when, in their judgment, such regulators determine that the issuing company is not maintaining adequate statutory surplus or capital. In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification") and the New York Insurance Department recently adopted Regulation 72 implementing a version of the Codification, effective January 1, 2001. Codification provides regulators and insurers with uniform statutory guidance, addressing areas where statutory accounting was previously silent and changing certain existing statutory positions. The application of these rules as adopted by New York currently is estimated to have no significant effect on Equitable Life or AXA's other U.S. insurance subsidiaries. Life insurers in the United States are also subject to risk-based capital ("RBC") guidelines which provide a method of measuring the adjusted capital (statutory capital and surplus plus asset valuation allowance and other adjustments) that a life insurance company should have for regulatory purposes taking into account the risk characteristics of the company's investments and products. Equitable Life and AXA's other U.S. life insurance subsidiaries expect that statutory surplus after adoption of the Codification will continue to be in excess of the minimum RBC levels required to avoid regulatory action.

The other jurisdictions in which AXA operates, including those in the Asia/Pacific zone, generally also have comprehensive regulatory schemes and AXA must satisfy the local regulatory requirements in each of these jurisdictions. In general, insurance licenses issued by local authorities are subject to revocation and/or modification by those authorities. Consequently, AXA's insurance subsidiaries could be prevented from conducting business in certain of the jurisdictions in which they currently operate should they not meet such local regulatory requirements. In addition to licensing requirements, AXA's insurance operations in these jurisdictions are also generally regulated with respect to currency, policy terms and language, amount and types of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be paid to policyholders on participating policies. In certain jurisdictions, regulations governing the constitution of the insurance reserves and similar regulations may hinder remittance of profits to shareholders and repatriation of assets.

Asset Management

Alliance Capital and AXA Investment Managers are subject to extensive regulation in the various jurisdictions in which they operate. These regulations are generally designed to safeguard client assets and insure adequacy of disclosure concerning investment returns, risk characteristics of invested assets in various funds, suitability of investments for client investment objectives and risk tolerance, as well as the identity and qualifications of the investment manager. These regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in business for specific periods, the revocation of the registration as an investment adviser, censures and fines.

Alliance Holding, Alliance Capital and certain of its subsidiaries as well as certain US subsidiaries of AXA Investment Managers are investment advisers registered under the United States Investment Advisers Act of 1940. Each of Alliance Capital's U.S. mutual funds is registered with the U.S. SEC under the U.S. Investment Company Act of 1940 and the shares of most of these funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. Funds offered only to residents of a particular state. Certain AXA subsidiaries are also registered with the U.S. SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Transactions between Equitable Life and Alliance Capital are subject to applicable provisions of the New York Insurance Law and transactions between AXA Investment Managers and its insurance company clients are subject to various insurance law regulations of the various jurisdictions where these clients are domiciled. These regulations generally require diversification of invested assets, impose limitations on investments in certain asset classes and also generally prescribe the terms of transactions between the investment manager and the insurance company be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to other clients for similar services or, in certain cases, which include the ancillary service agreements, based on cost reimbursement.

PROPERTY

The Company's headquarters are located in an office building located at 25 Avenue Matignon 75008 Paris, France. AXA owns both the building and the underlying land. In addition to its registered head office, the Company has staff in other locations around Paris including at 21 and 23 Avenue Matignon 75008 Paris, France. The Company also has major operating subsidiaries with headquarters located in other countries including France, the United States, the United Kingdom, Germany, Belgium, Australia and Japan. The headquarters of these subsidiaries are held on either a leasehold or a freehold basis.

AXA also holds numerous investment properties in connection with its insurance and financial services operations.

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Item 5: Operating and Financial Review and Prospects

You should read the following discussion together with AXA's audited consolidated financial statements and the related notes included elsewhere in this annual report. The audited consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain material respects from U.S. GAAP. A summary of the material differences between French GAAP and U.S. GAAP relevant to AXA is included in note 26 to the consolidated financial statements. There have been no material changes in accounting principles during the year ended December 31, 2000 as described in note 26.

Certain information contained in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risk and uncertainties. See "Special Note Regarding Forward-Looking Statements" provided in the beginning of this annual report and "Item 3-Key Information-Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

MARKET CONDITIONS IN 2000

FINANCIAL MARKETS

In 2000, trends in the world's financial markets contrasted starkly with those observed in 1999. 1999 was a strong year for equities, and the government bond markets turned in their worst performance since 1994. Conversely, by March 2000 the investment environment was no longer favorable to equities, while government bonds yields recovered much of the ground lost in 1999. The 10-year U.S. Treasury bond rate decreased from 6.43% at December 31, 1999 to 5.10% at December 31, 2000, making U.S. Treasury bonds one of the best-performing investments of the year, with a total return of nearly 15%. The European bond markets were also favorably impacted, with the 10-year fixed maturity yield of nearly 10%. As was the case in 1999, the Japanese bond market remained largely uncorrelated to general trends, and its long-term rates ended the year virtually unchanged. In general, government bonds in most markets outperformed all other types of fixed-income securities in 2000. However, the U.S. high-yield bond market was seriously distressed.

Equity indices worldwide were down by 11, or 12% on the year, although there were significant disparities between countries or geographic regions and between industry sectors. All Asian stock markets (including Japan) underperformed in 2000. The Japanese stock market recorded its worst performance in 10 years, with the TOPIX index down by nearly 25%. Excluding Japan, the Asian markets fell by 33% in 2000. In the United States, the S&P 500 index decreased by 10% and the Nasdaq, strongly influenced by high technology investments, plummeted by 35%, the worst performance in its 29-year history. The performance in the UK equities was in line with the global indices, recording a loss of 10%, while equities in the other European markets were relatively resilient, decreasing by around 3% in 2000. Stock price performance varied depending on the industry sector, with technology indices worldwide decreased by 40-60% in 2000, while the traditional industry sectors (tobacco, public utilities, pharmaceuticals and insurance) generally outperformed the global indices.

The Euro, which was already weak in 1999, fell further against the U.S. dollar in 2000, by 8%. The Euro reached a low of €1.00 = U.S.$0.82 on October 26, 2000 before rebounding near the end of the year to €1.00 = U.S.$0.94 on December 29, 2000. The recovery of the Euro can be attributed to slowing economic growth in the United States and estimates that the European economies will prove more resilient to an economic slowdown. The year 2000 began with a growth outlook for the world's economies and fears that the U.S. economy could overheat and ended with the threat of a worldwide slowdown and fears of a recession in the United States. This change was primarily due to two factors: a series of oil price increases that began in early 1999 and reached a peak with a price of nearly U.S.$35 a barrel (Brent in London) in the summer of 2000, and the pursuit of tighter monetary policy that also began in 1999 (in June 1999 in the United States). The combined effect of these two factors was a slowdown in economic growth and an adverse impact on the world's financial markets. As 2000 came to a close, however, there were initial signs that both trends were being reversed. Oil prices declined sharply in December 2000 (to U.S.$24 a barrel) and the Federal Reserve Bank seemed to be returning to a less restrictive monetary policy.

INSURANCE AND ASSET MANAGEMENT MARKETS

Life and Savings

The world's life and savings markets grew at sustained levels throughout 2000, as the trend toward separate account (unit-linked) products and away from traditional life insurance contracts continued, particularly in Europe.

France. The life insurance and retirement savings market grew by nearly 20% in 2000 as compared to 15% in 1999. As in 1999, market growth in 2000 is primarily attributable to the success of separate account products in the very favorable investment market that prevailed until September 2000. The stable tax environment for life and savings products that has existed for two years also had a positive impact on sales. In addition, many banks savings plans ("PEP") matured in 2000 and were reinvested in insurance contracts.

United States. Separate account product sales were adversely impacted by stock market volatility, a trend that was exacerbated when stock prices fell sharply at the end of the year. In 2000, premium growth on variable annuity products was flat (0.7%), while total sales of variable life insurance contracts increased slightly (5.0%) as compared to 1999.

United Kingdom. In 2000, new business premiums on life and savings products declined by approximately 2% as compared to 1999. 2000 was marked by two phenomena: difficulties encountered by several major players (for example, Equitable Life, a UK life insurance company, ceased to write new business in 2000) and uncertainties related to the new regulations governing Stakeholder Pensions.

Germany. After 1999, a year in which sales in life and savings products were driven by tax reform, growth in 2000 was a modest 2%. The market is also waiting for the government's position on pension funds, which is expected to be announced in 2002. The trend in favor of regular premium contracts and separate account products continues, with the latter accounting for nearly 20% of all new business.

Belgium/Netherlands. The Belgian market continued to expand significantly (growth of approximately 30% is estimated for 2000). Premiums from the so-called new generation products and in particular, separate account products, increased substantially to the detriment of traditional products. Conversely, sales in **The Netherlands** decreased by 14% in 2000 as consumers postponed purchases until 2001, when tax reforms will go into effect. Separate account products dominated new business and accounted for 62% of total business volume in the Netherlands.

Southern Europe. The domestic life and savings markets are dominated by bank-insurance and, as is the case elsewhere in Europe, growth in 2000 was driven by separate account product sales. In Spain, market growth was primarily related to the outsourcing of pension fund management by companies. In Italy, recent tax incentive measures are expected to stimulate demand.

Japan. In 2000, the life and savings market was affected by four bankruptcies, including the bankruptcies of Daihyaku and Chiyoda. These insurers were plagued by bad loans and a growing gap between the high prospective yields promised to policyholders (before the financial bubble burst) and actual returns on assets supporting the contracts. Gross premiums in the Japanese marketplace decreased by 4% in fiscal year 1999, which ended on March 31, 2000. In 2001, competition is expected to intensify in the health market, as Japan's seven largest life insurers have the ability now to enter into this market, from which they were previously barred.

***Australia**. The life and savings market continued to expand in 2000. The savings market grew by 16% between June 1999 and June 2000. The health market was stimulated by government initiatives and, at September 30, 2000, more than 45% of all Australians had contracted private hospital insurance coverage, compared with 30% in 1998. Premiums on personal income protection products increased by 13% while new business increased by 27%.*

***Hong Kong.** New business in the life and savings market fell by 3%. Separate account products accounted for 20% of total sales, an increase of 125% in one year. The implementation of the new regulation requiring corporations to establish mandatory pension funds in 2000 is expected to create significant sales opportunities in 2001.*

Property and Casualty Insurance

***France.** For the first time since 1996, the property and casualty market began to recover in 2000, as economic growth stimulated demand for commercial insurance coverage. This demand-driven growth, coupled with premium rate increases enacted after the storms in December 1999 (moderate for personal lines and more substantial for commercial lines), resulted in annual growth estimated at 4%.*

***United Kingdom.** Although the total number of new policies issued was unchanged, the property and casualty market grew by an estimated 10% in 2000 as compared to 1999. The growth was due to significant premium rate increases relating to automobile insurance products. The claims ratio deteriorated due to the higher average cost of bodily injury claims due to legislative changes.*

***Germany.** The market trends were mixed. Premium rates increased in personal automobile insurance, but remained stable in commercial automobile insurance due to intense price competition. Overall, premium growth was 1.3% in 2000 as compared to 1999. 2000 was characterized by a reduction in the frequency of automobile insurance claims (primarily in the second half of 2000) and in large claims relating to commercial property and casualty risk.*

***Belgium/Netherlands.** In line with the trend observed in 1999, the property and casualty insurance market in Belgium grew by 1.5% in 2000. In **The Netherlands,** premium growth was low due to premium rate pressure.*

***Southern Europe.** These markets reported significant growth in 2000. Spain and Portugal were affected by efforts to improve claims ratios. Further premium rate increases are expected to occur in these markets in 2001. Conversely, the government-imposed freeze on automobile premium rates in Italy, enacted in April 2000, had an adverse impact on activity in 2000. A number of property and casualty insurers have requested the freeze to be lifted in 2001.*

Asset Management

The Asset Management Segment includes management of third-party assets as well as the management of assets on behalf of AXA's insurance subsidiaries.

The world's financial markets were highly volatile throughout the most part of 2000. Growth stocks, particularly in the areas of technology, media and communications, peaked at the end of the first quarter before plummeting, leading to a strong recovery in blue chip stocks at the end of 2000. The decline in the equity markets over the year, coupled with fears of a slowdown in the US economy, encouraged investors to adopt a more conservative approach to equities. However, the need for individual savers to set aside funds to supplement their pension entitlements continues and, therefore, the current investment climate has not prevented the development of managed investment trusts. In addition, the market volatility observed in 2000, which continued into the first quarter of 2001, merely underscores the value of professional investment management services.

The asset management market experienced a period of intensive consolidation, particularly in Europe and the United States (examples include the acquisitions made by Allianz and the Caisse des depôts), in anticipation of the expected convergence in the global asset management and financial services markets.

YEAR 2000 OPERATING HIGHLIGHTS

SIGNIFICANT ACQUISITIONS AND DISPOSALS

Japan. On March 7, 2000, AXA and the shareholders of Nippon Dantai contributed their Japanese life insurance operations to a new holding company called AXA Nichidan Holding (AXA Nichidan). This transaction valued Nippon Dantai at ¥10.5 billion yen (€107 million[1]). In addition, AXA contributed cash of approximately ¥207 billion (€2 billion) to AXA Nichidan to provide the necessary capital to finance the company's planned business development. AXA's ownership interest in AXA Nichidan was 96.4% at September 30, 2000, being AXA Nichidan's fiscal year-end.

In 2001, it is expected that the Asia Pacific region will account for approximately 12% of AXA's consolidated total revenues, with Japan accounting for approximately 8%. Nippon Dantai was Japan's thirteenth largest life insurance company and its second largest non-mutual insurance company at the time of the acquisition. It is strongly positioned in terms of distribution channels and customer base.

The goodwill in respect of this acquisition was ¥192 billion (€1.9 billion) and is being amortized over 30 years. Since the year-end reporting date for AXA Nichidan is September 30th, AXA's consolidated financial statements for the year ended December 31, 2000 included only six months of post-acquisition operating results (April 1-September 30, 2000).

United Kingdom. On July 12, 2000, AXA acquired the outstanding minority interests (43.8%) in Sun Life & Provincial Holdings (SLPH). Following the acquisition , SLPH was delisted from the London Stock Exchange. SLPH has been subsequently renamed AXA UK Holdings.

The purchase consideration was £2.3 billion (approximately €3.7 billion). Goodwill of €2.0 billion was recorded in respect of the transaction and is being amortized over 30 years.

United States. Three major transactions were completed in 2000:

- On October 2, 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, an U.S.-based asset management company. As a result of this transaction, AXA total assets under management increased to more than €890 billion at the date of acquisition. The aggregate consideration for the transaction was $3.5 billion (€4.0 billion), and consisted of cash ($1.5 billion) and 40.8 million of newly issued units of limited partnership interest of Alliance Capital Management L.P. Part of the cash was funded by AXA Financial through a financing arrangement whereby, in June 2000, AXA Financial purchased 32.6 million units of limited partnership interest of Alliance Capital Management L.P. for $1.6 billion. Following the consummation of these two operations, AXA Financial owned 52.8% of Alliance Capital's operations, as compared to 56.3% at January 1, 2000. Goodwill was recorded in respect of AXA Financial's additional investment in Alliance Capital ($0.5 billion) and Alliance Capital's acquisition of the Sanford C. Bernstein activities ($3.4 billion). Total goodwill of $3.9 billion (€4.3 billion) is being amortized over 20 years.

  In addition, AXA Financial has agreed to provide liquidity to the former shareholders of Sanford C. Bernstein after a two-year lockout period to allow the 40.8 million private units of limited partnership interest to be sold to AXA Financial over the subsequent eight years (not more than 20% of such units may be sold to AXA Financial in any one annual period).

- On November 3, 2000, AXA sold its interest in DLJ to the Credit Suisse Group. Total consideration in respect of this transaction was $7.3 billion (€8.4 billion), and consisted of $2.4 billion in cash and 25.7 million shares of the Credit Suisse Group. On the business day following the sale of DLJ, Credit Suisse Group repurchased 6.4 million shares for $1.2 billion. The realized gain on the sale of DLJ was €2.0 billion (net group share). The remaining 19.3 million shares of Credit Suisse Group held by AXA and its affiliates were sold by the end of January 2001.

(1) All amounts relative to transaction costs and resulting goodwill for the period have been translated on the basis of exchange rates as at the date of the relevant transaction.

• In December 2000, AXA and, AXA Merger Corp. (a special purpose wholly-owned subsidiary of AXA created specifically for purposes of effecting the transaction), completed their exchange offer for all of the outstanding shares of common stock in AXA Financial other than the shares already owned by AXA and its subsidiaries and the shares held in treasury by AXA Financial. Each share of AXA Financial was validly tendered for $35.75 in cash and 0.295 of an AXA American Depositary Share (ADS). As a result of the exchange offer, AXA and its subsidiaries, including AXA Merger Corp, increased their ownership from 60.2% to 92.4% of the issued and outstanding shares of AXA Financial common stock. In addition, pursuant to an Agreement of Plan of Merger dated October 17, 2000 among AXA, AXA Merger Corp. and AXA Financial, AXA had an obligation to acquire all of the remaining shares of AXA Financial common stock outstanding through the merger of AXA Merger Corp. with and into AXA Financial. The merger was completed on January 2, 2001. See "Events Subsequent to December 31, 2000". For the purposes of preparing the consolidated financial statements, the date of acquisition was December 31, 2000.

Total consideration (including professional fees and other transaction expenses and costs related to settling/exchanging outstanding employee stock options in AXA Financial) was $10.5 billion (€11.3 billion). Total goodwill was €7.3 billion. The increase in shareholders'resulting from AXA's issuance of 25.8 million ordinary shares in the form of AXA ADSs to the minority interests in December 2000 and January 2001 was €3.9 billion. At December 31, 2000 AXA had issued 20.9 million ordinary shares in connection with the exchange offer. The remaining 4.9 million ordinary shares were issued in January 2001 at the time of the merger of AXA Merger Corp. with and into AXA Financial. As a result of AXA issuing ordinary shares in the exchange offer, a portion of the goodwill was charged directly to shareholders' equity of €2.5 billion. The remaining goodwill of €4.8 billion was recorded as a goodwill asset and is being amortized as follows: 30 years (life insurance operations) and 20 years (asset management operations), or €175 million per year.

OTHER SIGNIFICANT ACQUISITIONS AND DISPOSALS

Hong Kong. In November 1999, AXA Australia (whose fiscal year-end is September 30) purchased the outstanding minority interests (26%) in AXA China Region for HK $4.1 billion (€519 million). Subsequent to this transaction, AXA China Region was delisted from the Hong Kong Stock Exchange. Goodwill recorded in respect of this acquisition was AU$ 473 million (€300 million) and is being amortized over 20 years, consistent with the estimated useful life used in the accounting for the acquisition of AXA Asia Pacific Holdings (formerly National Mutual Holdings, the parent company of AXA China Region) in 1995.

Spain. On December 28, 2000, AXA acquired the 30% interest in AXA Aurora held by Banco Bilbao Vizcaya Argentaria SA (BBVA) for €205 million. Subsequent to this transaction, AXA Aurora became a wholly owned subsidiary of AXA. Goodwill recorded in respect of this acquisition was €104 million and is being to be amortized over 30 years. Concomitantly, AXA Aurora sold its 21.4% ownership interest in Hilo Direct Seguros, a direct selling automobile insurance unit, to BBVA for €8.9 million. Upon completion of the second transaction, AXA and BBVA each maintained their 50% ownership interest in Hilo Direct Seguros.

ISSUANCE OF CAPITAL

January 2000. The 6.0% mandatorily convertible notes issued by AXA on January 22, 1997 matured and were converted into 4.1 million ordinary shares of AXA. As a result, AXA's consolidated debt decreased and shareholders' equity increased by €282 million.

May 2000. The merger between AXA and AXA Participations (an existing wholly owned subsidiary of AXA) resulted in the issuance of 2.0 million new ordinary AXA shares, increasing shareholders' equity by €216 million.

June 2000. AXA received net cash proceeds of €3.7 billion through the issuance of 30.2 million ordinary shares (price per share: €123) with preferential subscription rights. These proceeds were used primarily to fund the buyout of the minority interests in Sun Life & Provincial Holdings.

Since 1994, AXA has regularly offered shares to its employees. **In July 2000,** AXA employees invested a total of €235 million in the employee stock ownership program, resulting in the issuance of 2 million of AXA ordinary shares (1999: €113 million).

December 2000. In connection with the buyout of minority interests in AXA Financial and the completion of the exchange offer in December 2000, AXA issued 20.9 million ordinary shares at a unit price of €149.9. As a result, shareholders' equity increased by € 3.1 billion in December 2000. See "i- Events Subsequent to December 2000" for information on ordinary shares issued by AXA at the time the merger was completed.

FINANCING

February 2000. AXA issued € 1.1 billion in dated subordinated convertible notes. In March 2000, AXA issued €500 million in undated subordinated notes. The proceeds were used to finance the acquisition of Nippon Dantai and the buyout of minority interests in AXA China Region.

December 2000. AXA filed with the U.S. Securities and Exchange Commission a debt "shelf" registration for $5.0 billion, from which on December 15, 2000 AXA issued $1.9 billion (approximately € 2.1 billion) in subordinated notes denominated in Euro, US dollars and British pounds. In addition, AXA arranged a syndicated credit facility of $5.0 billion, of which $2.75 billion (approximately €3.0 billion) was drawn under a three-year term loan, which is denominated in US dollars and Swiss francs. Both of these financing arrangements were used to partly finance the buyout of minority interests in AXA Financial.

OTHER HIGHLIGHTS

Following the annual meeting of shareholders on May 3, 2000, Claude Bébéar was appointed Chairman of the Supervisory Board and Henri de Castries was appointed to succeed him as President of the Management Board. The other members of the Management Board are Françoise Colloc'h, Gérard de La Martinière, Edward Miller and Claude Tendil.

EVENTS SUBSEQUENT TO DECEMBER 31, 2000

DISPOSALS

February 6, 2001. Following the letter of intent executed in October 2000, AXA agreed to sell Banque Worms to Deutsche Bank. Under the terms of the agreement, AXA will retain some of Banque Worms' business assets, including those related to discontinued businesses, as well as the majority of its investment securities. In addition, AXA will provide a guaranty to Deutsche Bank covering certain losses, which may be incurred by Banque Worms as a result of possible payment defaults on loans transferred with Banque Worms in the transaction. AXA's consolidated financial statements for 2000 include a non-recurring charge of €125 million in respect of a reserve established to cover net current or future losses relative to this transaction. The sale was completed in April 2001.

INHERITED ESTATE

On December 22, 2000, the High Court of Justice in the United Kingdom approved the financial reorganization plan that AXA Equity & Law submitted to its policyholders, according to which a portion of the assets of AXA Equity & Law that had accumulated over the years (referred to in this annual report as the "Inherited Estate") would be attributed to AXA as the shareholder, and the remainder would be attributed to policyholders in the form of a reorganization bonus. In addition, policyholders who elected to support the proposal will receive cash payments made by AXA. In the absence of appeal, the High Court approval became irrevocable in January 2001.

When policyholders voted on AXA's proposal in October 2000, the holders of 542,000 policies, representing 79% of the policies by value, elected to accept AXA's proposal. The reorganization became effective on April 1, 2001. At such time, AXA (i) has set aside the sum of £225 million to pay additional future bonuses to the policyholders, and (ii) started to make cash payments (which will continue during April 2001), which will amount to, on average, £400 per contract to policyholders who elected to accept the proposal (for a total of approximately £227 million).

The accounting impact relating to this transaction is currently under review as the financial reorganization is not expected to be completed until July 2001.

CAPITAL AND FINANCING OPERATIONS

On **January 1, 2001,** the outstanding 4.5% mandatory convertible bonds matured. At such time, the debt was converted into 7.2 million ordinary shares of AXA, of which 2.8 million ordinary shares will be owned by subsidiaries of AXA. This will increase shareholders' equity by €320 million and decrease consolidated debt by €192 million (€128 million of debt was held by AXA affiliates and, therefore, eliminated on consolidation in prior periods) in 2001.

On **January 2, 2001** and in connection with the buyout of the minority interests in AXA Financial, Inc., (i) AXA Merger Corp. was merged with and into AXA Financial, (ii) the remaining shares of AXA Financial common stock outstanding were converted into the right to receive $35.75 in cash (without interest) and 0.295 of an AXA ADS, and (iii) AXA Financial became a wholly-owned subsidiary of AXA. 4.9 million of ordinary shares were issued in connection with the merger thereby increasing shareholders' equity by €0.7 billion. As a result, the exchange offer and subsequent merger of AXA Financial were completed. Total ordinary shares issued by AXA in respect of this transaction was 25.8 million, which increased AXA's shareholders equity by €3.9 billion.

In **February 2001** and in response to favorable market conditions, AXA increased the amount of debt issued under its $5.0 billion debt shelf registration statement filed with the U.S. SEC by $770 million (approximately €827 million at transaction date). The debt securities issued were denominated in two currencies: U.S. dollar and Euro. In the aggregate, the amounts issued under this debt shelf registration statement have increased to $1,250 million, €1,100 million and £325 million.

AXA has sold the remaining shares of Credit Suisse Group received in connection with the sale of DLJ. The proceeds were used to pay down a portion of the $2.75 billion three-year term loan (borrowed in December 2000 to partly fund the buyout of minority interests in AXA Financial) denominated in Swiss francs. At the end of February 2001, the outstanding balance on the three-year term loan totaled $1,810 million and denominated in U.S. dollars.

At the annual general meeting of shareholders of AXA held on **May 9, 2001:**

- AXA's shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The pro-forma impact on net income per ordinary share is presented in note 27 to the consolidated financial statements included elsewhere in this annual report; and

- AXA's shareholders declared a dividend in respect of the 2000 financial year of €2.20 per ordinary share on a pre-stock split basis and did not reflect the corresponding change in the ratio between the AXA ADS and the ordinary share. The dividend was paid on May 14, 2001 to holders of AXA ordinary shares and is payable on June 8, 2001 to holders of AXA ADSs.

CONSOLIDATED OPERATING RESULTS

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The principal changes in presentation for the year ended December 31, 2000 include the following and, unless otherwise stated below, the prior year financial information has been restated accordingly for comparative purposes:

- In order to improve profitability measurements of the operating units, general expenses that were allocated previously to intermediate holding companies were reallocated to the relevant operating subsidiaries.
- In order to better reflect actual business volume, income related to the sale of investment products by insurance companies, in particular income earned by AXA Client Solutions (United States), has been recorded as revenues. This income was previously deducted from general expenses. The impact on year 2000 revenues was an increase of €436 million, compared with an increase of €170 million for 1999. The impact on 1998 revenues was not material.
- In 2000, acquisition costs that relate to unearned premiums in respect of the property and casualty business were included under the balance sheet caption "Other assets". They were previously under the balance sheet caption "Deferred acquisition costs". All changes or variances are presented on a comparable basis[1], i.e. on a constant exchange rate, structural and methodological basis, unless otherwise stated.

As a result of the sale of DLJ, only nine months of DLJ operating results were included in AXA's consolidated operating results for the year ended December 31, 2000. As a result of the sale, management expects that the revenue contribution from the Other Financial Services Segment will decrease significantly in future periods.

The tables below present AXA's consolidated gross premiums and financial services revenues and net income for the years indicated.

CONSOLIDATED GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES			
	Years ended December 31,		
	2000	1999	1998
Life and Savings	45,997	37,091	32,446
Property and Casualty	15,579	13,593	11,889
International Insurance	3,651	3,109	2,833
Total Insurance	**65,226**	**53,792**	**47,169**
Asset Management	2,984	1,928	1,292
Other Financial Services	11,760	10,806	8,236
Total Financial Services	**14,744**	**12,735**	**9,528**
TOTAL	**79,971**	**66,528**	**56,697**

(1) On a **comparable basis,** data for the year ended December 31, 2000 was restated using the prevailing foreign currency exchange rates for the corresponding prior year, in this case for the year ended December 31, 1999 **(constant exchange rate basis)** and eliminated the results of acquisitions, disposals, business transfers **(constant structural basis)** and of changes in accounting principles **(constant methodological basis),** in one of the two periods being compared.

CONSOLIDATED NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
Life and Savings	2,925	1,475	1,384	2,050	1,086	937
Property and Casualty	234	613	558	306	554	379
International Insurance	145	(47)	63	137	(51)	44
Total Insurance	**3,304**	**2,041**	**2,005**	**2,493**	**1,589**	**1,360**
Asset Management	576	338	256	166	84	95
Other Financial Services	396	539	352	121	219	156
Total Financial services	**972**	**877**	**608**	**287**	**303**	**251**
Holding companies	1,751	(39)	(107)	1,123	129	(79)
TOTAL	**6,026**	**2,879**	**2,505**	**3,904**	**2,021**	**1,531**
Impact of exceptional operations (a)	2,779	(53)	–	1,643	156	–
TOTAL excluding impact of exceptional operations	**3,247**	**2,932**	**2,505**	**2,261**	**1,865**	**1,531**

(a) Details on the exceptional operations in 2000 and 1999 are described under "Net income" below. Net income excluding the impact of exceptional operations (that is, before the impact of exceptional operations) represents a non-GAAP measure and, therefore, may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

GROSS REVENUES

Gross revenues comprise gross insurance premiums, revenues arising from asset management fees earned and other financial service operations (including investment banking) revenues.

Gross revenues for the year ended December 31, 2000 increased by 20.2% compared with the year ended December 31, 1999. On a comparable basis, the increase was 10.8%. Excluding DLJ, consolidated gross revenues totaled €69.3 billion in 2000.

INSURANCE

On a comparable basis, gross premiums increased by 7.3%.

Revenue growth from the insurance operations was driven by the **Life and Savings Segment** (an increase of 8.4% on a comparable basis). Certain countries or regions reported double-digit revenue growth, in particular France (18.7%), Japan (12.3% excluding the impact of the acquisition of Nippon Dantai), Australian/New Zealand (22.6%) and Belgium (20.6%). Sales performance was boosted by the success of separate account (unit-linked) products. Revenue growth was more modest in the United States (4.1%) due to financial market volatility, which resulted in slower growth in gross premium in the second half of 2000. Gross premiums decreased by 3.7% in the United-Kingdom compared with the corresponding prior year, as in 1999 new business was supported by promotional campaigns on with-profit contracts, which were not repeated in 2000.

Revenue growth in the **Property and Casualty Segment** was 3.7% on a comparable basis, mainly due to growth in AXA's operations in the Southern European countries, in particular, Italy (an increase of 15% due to growth in the portfolio) and Spain (an increase of 23%, primarily due to premium rate increases). Revenue growth was also recorded in the United-Kingdom (1.6%, attributable to premium rate increases) and Belgium (1.5%). Due to intense price competition, gross premium volume remained stable in France and increased by 0.3% in Germany.

The **International Insurance Segment** had revenue growth of 10.5%. This increase was mainly due to reinsurance premiums, which increased by 34.1% and related to significant rate increases on natural catastrophe business. This growth was offset by a 15.6% decrease in Large Risks business, mainly attributable to the adoption of a more selective underwriting policy.

FINANCIAL SERVICES

Growth in consolidated financial services revenues (31.1% on a comparable basis, that is, 1999 restated to reflect nine months of DLJ operating results) was primarily due to growth in asset management revenues of 21.3% (19.7% for Alliance Capital and 34.2% for AXA Investment Managers), which increased in line with growth in assets under management and efforts to shift to higher yielding investments such as equities.

Compared with the nine-month period ended September 30, 1999, DLJ's revenues increased by 39.3%.

NET INCOME

AXA's consolidated net income totaled €3,904 million in 2000, up 93.2% as compared to 1999, and included €1,643 million in connection with the following exceptional operations in 2000:

– the consolidated net realized gain on the sale of DLJ, which totaled €2,004 million net group share (€2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of €67 million);

– realized losses and valuation allowances of €236 million (net group share) relating primarily to the Equitable Life high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA's acquisition of the minority interests in AXA Financial and

– provision of €125 million recorded during the period in connection with the sale of Banque Worms, which was agreed in February 2001.

In 1999, the exceptional operations included €156 million (net group share), which related to the acquisition of Guardian Royal Exchange (GRE).

In 2000, AXA's consolidated net income before exceptional operations was €2,261 million, or an increase of €396 million, or 21.2%, as compared to 1999 consolidated net income before exceptional operations of €1,865 million. Before goodwill amortization expense (group share), net income would have been €2,540 million, or an increase of 24.2%.

On a constant exchange rate basis, 2000 consolidated net income before exceptional operations would have been €108 million lower, and the impact of exceptional operations €229 million lower.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

GROSS REVENUES

Gross revenues for 1999 totaled €66,528 million, or an increase of 17.3 % compared to 1998, or 10.4 % on a comparable basis.

INSURANCE

On a comparable basis, revenue growth was 7.8%.

The Life and Savings Segment had revenue growth of 10.8%, primarily due to higher gross premiums earned mainly in the United Kingdom (24.7%) and the United States (12.3%).

Revenue growth in the Property and Casualty Segment was 2.0%, despite slight declines in gross premiums earned in France, Germany and Belgium, which together accounted for nearly 60% of gross revenues in this segment.

Revenue growth in the International Insurance Segment was 2.7%. The increase in gross premiums earned by the Large Risks operations (9.5%) was partially offset by the 13.7% decrease in gross premiums earned by the reinsurance operations.

FINANCIAL SERVICES

On a comparable basis, revenue growth in the financial services operations was 23.5% in 1999 as compared to 1998. The growth was primarily due to strong growth in the financial markets in 1999. The bulk of this business was conducted by the subsidiaries of AXA Financial (Alliance Capital and DLJ), which accounted for nearly 90% of these revenues.

NET INCOME

AXA's consolidated net income totaled €2,021 million in 1999, which included a net non-recurring gain of €156 million in connection with the acquisition of GRE. This gain included the following items:

• a dilution gain realized by the Company due to the decrease in AXA's ownership of SLPH, as SLPH issued ordinary shares to partly finance the acquisition of GRE (€469 million, group share);

• the exceptional amortization of goodwill relating to inadequacies in the technical reserves in connection with British, Irish and Portuguese activities (€259 million, group share); and

• a realized foreign exchange loss of €27 million.

Excluding the impact of this net non-recurring gain in connection with GRE, consolidated net income would have been €1,865 million.

CONSOLIDATED SHAREHOLDERS' EQUITY

At December 31, 2000, consolidated shareholders' equity totaled €24.3 billion. The movement in shareholders' equity since December 31, 1999 and December 31, 1998 is presented in the table below:

	Shareholder's Equity (in euro millions)	Number of ordinary shares outstanding (in millions)
At December 31, 1998	**13,538**	**350**
– Capital increase reserved for employees of the Company	113	1
– Bond conversion (1995-1999, 4.5%) and exercise of stock options (a)	175	5
– Impact of foreign currency fluctuations	954	–
– Payment of cash dividends	(582)	–
– Change in goodwill arising from UAP acquisition (due to AXA's dilution in SLPH dilution and an adjustment to goodwill from Royale Belge aquisition charged to shareholders' equity)	140	–
– Other	(2)	
December 31, 1999 (before 1999 net income)	**14,336**	**356**
– 1999 Net income	2,021	–
At December 31, 1999	**16,358**	**356**
– Conversion of 6% Mandatorily Converted Notes (matured)	282	4
– Merger of AXA Participations	216	2
– Issuance of ordinary shares (June 2000)	3,680	30
– Capital increase reserved for employees of the Company	235	2
– Issuance of ordinary shares for AXA Financial, Inc. transaction (a)	3,131	21
– Other bond conversion and exercise of stock options	35	1
– Payment of cash dividends	(713)	–
– Impact of foreign currency fluctuations	(296)	–
– Goodwill from AXA Financial, Inc. acquisition	(2,518)	–
– Other	8	–
December 31, 2000 (before 2000 net income)	**20,418**	**416**
– 2000 Net income	3,904	–
At December 31, 2000	**24,322**	**416**

(a) *In connection with the buyout of minority interests in AXA Financial, 25.8 million of ordinary shares of AXA were issued: 20.9 million upon completion of the exchange offer in December 2000 and 4.9 million in January 2001 when the subsequent merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA) with and into AXA Financial was completed.*

CREATION OF SHAREHOLDER VALUE

Certain information provided below including, earnings per share excluding the impact of exceptional operations, represent non-GAAP measures and, therefore, may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

Earnings per share (EPS)

Based on AXA's consolidated net income of €3,904 million in 2000 and a weighted average number of outstanding ordinary shares in 2000 of 379.5 million, basic earnings per share in 2000 was €10.28 (1999: €2,021 million, 353.0 million and €5.73, respectively, and 1998: €1,531 million, 338.7 million and €4.52, respectively). Diluted EPS takes into account potential dilution of convertible debt (on an "if converted" basis) and outstanding share options. Diluted EPS in 2000 was €9.74 (1999: €5.40 and 1998: €4.24).

The following analysis was based on AXA's consolidated net income, excluding the impact of exceptional operations of €1,643 million in 2000 and €156 million in 1999 (1998: nil).

- Based on net income excluding the impact of exception operations of €1,643 million in 2000, basic earnings per share excluding the impact of exceptional operations was €5.95 in 2000, an increase of 12.7% as compared to 1999 (1999: €5.28, an increase of 16.8% from €4.52 in 1998).
- Diluted EPS excluding the impact of exceptional operations was €5.69 in 2000 as compared to €4.98 in 1999, or an increase of 14.2%.
- Diluted EPS before exceptional operations has grown by 19.2% on an annualized basis since 1995 (€2.32)[1].

RETURN ON EQUITY (ROE)

The return on equity[2] was 12.2% in 2000 as compared to 13.4% in 1999. Return on equity before goodwill amortization expense[3] was 13.7% in 2000, or a 90 basis point decrease as compared to 14.7% in 1999.

Dividends

Dividends paid to shareholders have increased significantly in the last five years, from €0.99 per ordinary share (or €165 million in the aggregate) paid in 1996 to €2.20 per ordinary share (or €926 million in the aggregate) declared in 2001 in respect of the 2000 financial year. The increase corresponded to 17.3% growth based on a compounded average growth rate.

At the same time, the number of outstanding ordinary shares has increased from 188 million in 1995 to 416.2 million at December 31, 2000 (421.1 million following the completion of the buyout of the minority interests in AXA Financial on January 2, 2001).

Share price

In 2000, the AXA share price increased by 13%, outperforming the CAC 40 (which decreased by 0.5%) but was 4.6% under the Dow Jones Stoxx Insurance index. The AXA share price at December 31, 2000 was €154. In the last five years, the AXA share price has increased by 320%. In the same period, the CAC 40 index grew by 317%, the Dow Jones Stoxx 50 index grew by 296%, and the Dow Jones Stoxx Insurance index grew by 306%.

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(1) Basic earnings per share before exceptional operations and goodwill amortization in 2000 was €6.69, or an increase of 15.5% as compared to 1999. Diluted earnings per share before exceptional operations and goodwill amortization in 2000 was €6.38, or an increase of 16.8% as compared to 1999.
(2) Based on consolidated net income (before impact of exceptional operations) divided by the weighted average consolidated shareholders' equity, excluding the current year net income.
(3) The ratio of consolidated net income, before impact of exceptional operations and goodwill amortization expense, to average consolidated shareholders' equity for the period, before the respective year's net income.

RESULTS OF OPERATIONS BY OPERATING SEGMENT

The tables below present the gross premiums and net income attributable to AXA's Life and Savings Segment (formerly the Life Insurance Segment) for the years indicated.

LIFE AND SAVINGS SEGMENT

GROSS PREMIUMS	Years ended December 31,		
	2000	1999	1998
France	12,528	10,555	9,547
United States	12,483	10,777	9,181
United Kingdom	7,939	7,205	5,140
Asia/Pacific	6,796	2,859	2,975
Germany	2,912	2,757	2,408
Belgium	1,099	912	921
Other countries	2,239	2,025	2,275
TOTAL	**45,997**	**37,091**	**32,446**

NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
France	386	332	258	385	331	257
United States	669	458	431	398	266	249
United Kingdom	219	296	290	158	182	207
Asia / Pacific	134	106	(117)	73	32	(75)
Germany	44	14	10	39	10	7
Belgium	167	186	439	167	186	234
Other countries	141	83	72	131	81	57
TOTAL excluding exceptional operations	**1,758**	**1,475**	**1,384**	**1,350**	**1,086**	**937**
Impact of exceptional operations	1,164	–	–	700	–	–
TOTAL	**2,922**	**1,475**	**1,384**	**2,050**	**1,086**	**937**

In 2000, the Life and Savings Segment accounted for 58% of AXA's gross revenues as compared to 56% in 1999, and represented 71% of AXA's insurance activity. Gross premiums increased by 24% primarily due to a favorable impact on foreign exchange rates, new business contributed by Nippon Dantai in Japan and business growth in France. Specifically in France, AXA's life insurance subsidiaries outperformed the savings market as a whole. On a comparable basis, growth in gross life and savings premiums was 8.4% in 2000.

Excluding exceptional operations, the contribution by the Life and Savings Segment to AXA's consolidated net income increased by €264 million, or 24.3%, and accounted for 60% of AXA's consolidated net income. This contribution was primarily attributable to the life and savings operations in Spain, Italy and the Netherlands, where gross premiums increased significantly due to the success of separate account (unit linked) products. In addition, (i) Germany had a favorable contribution due to a tax reform, (ii) the operating results included six months of post-acquisition operating results of AXA Nichidan, and (iii) contribution from AXA China Region increased as a result of the buyout of minority interests in November 1999. Despite significant gross premium growth, the contribution of the life and savings operations in France to AXA's consolidated net income increased by only €54 million due to an increase in income tax expense (1999 benefited from a lower average tax rate, due to a significant level of realized capital gains taxable at a lower rate).

ANALYSIS BY LIFE AND SAVINGS OPERATION

LIFE AND SAVINGS OPERATIONS-FRANCE

The following table presents the operating results of the life and savings operations in France for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	12,528	10,555	9,547
Change in unearned premium reserves	7	(6)	(1)
Net investment results (a)	3,615	3,692	3,832
Total revenues	**16,151**	**14,242**	**13,378**
Insurance benefits and claims	(14,391)	(12,540)	(11,800)
Reinsurance ceded, net (b)	42	22	22
Insurance acquisition expenses (c)	(829)	(818)	(832)
Administrative expenses	(480)	(564)	(418)
Operating income	**493**	**342**	**351**
Income tax expense	(104)	(6)	(91)
Amortization of goodwill, net	(3)	(4)	(2)
Minority interests	(1)	(1)	(1)
NET INCOME	**385**	**331**	**257**

The following footnotes apply to all tables that present the operating results of operations within the Life and Savings Segment sub-section.
(a) Includes investment income, net of investment expenses and interest expense on short-term and long-term debt, and net realized investment gains or losses.
(b) Includes the net result of premiums, insurance benefits and claims and commissions ceded under reinsurance contracts.
(c) Acquisition expenses are net of changes in deferred acquisition costs (DAC) and changes in the unearned revenue reserve, and includes the amortization of the value of purchased life business in-force (VBI).

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Gross premiums in 2000 increased by 18.7% as compared to 1999. Growth in individual retirement savings-type products was 21.3%, slightly higher than growth estimates for the market as a whole (20%). Due to favorable investment market conditions in the first half of the year, individual savings-related retirement products increased by 30.6% in 2000, and the increase was attributable to significant sales growth in separate account products. In 2000, the individual savings-related retirement products accounted for 66% of gross premiums, of which 62% was derived from separate account products. Group health and retirement products, accounted for 21% of gross premiums in 2000, or an increase of 1.3% as compared to 1999. The increase was primarily due to 11.5% growth in credit insurance.

The net investment result decreased by €77 million, mainly due to a €243 million reduction in net realized gains. In 1999, a net gain of €413 million (€137 million after tax and interest credited to policyholders) was realized in connection with the tendering of Elf and Paribas equity securities. The €166 million increase in interest income was attributable to an increase in dividends received from equity investments because of the reallocation of investments from real estate to equity securities, as well as an increase in income earned on separate account assets due to growth in separate account business.

Insurance benefits and claims, which include costs relating to claims handling and policyholder participation in profits, increased by €1,851 million in 2000. Excluding the impact of reserve strengthening in 1999, insurance benefits and claims increased by 22.7% in 2000 as compared to 1999. The increase was attributable to a higher claims ratio in individual life insurance and to an increase in the proportion of retirement-savings contracts within the overall product mix (and within this business line a shift to contracts with lower fees). This increase was partially offset by a €126 million decrease in interest credited to policyholders due to the decline in the net investment result. Insurance reserves totaled €71,664, or an increase of 7%, primarily due to a 30% increase in separate account liabilities.

Acquisition expenses remained relatively stable (an increase of €11 million) despite significant growth in new business and significant reductions in certain sales-related expenses and commissions arising from a change in the product mix. Administrative expenses decreased by €84 million. In 1999, administrative expenses included a €142 million provision (€89 million net of tax) for charges related to the implementation of the strategic change program. Excluding the impact of this provision, administrative expenses increased by €58 million in 2000, primarily due to expenditures relating to Information Technology in connection with the strategic change program. Excluding the impact of the strategic change program provision in 1999, the ratio of general expenses[1] to gross premiums was 12.6%, as compared to 13.9% in 1999. The ratio of general expenses to insurance reserves was virtually unchanged at 1.96% in 2000 (1999: 1.95%). Specific to retirement savings-related products, the ratio of general expenses to retirement savings reserves was 1.40% in 2000 as compared to 1.48% in 1999.

Income before income tax expense increased by €151 million in 2000. Income tax expense increased by €98 million in 2000, which included a €21 million charge due to a change in French regulations on the taxation of dividends received relating to participating equity interests.

The life and savings operations in France contributed €385 million to AXAís consolidated net income in 2000, as compared to €331 million in 1999. Excluding the impact of several non-recurring events in 1999 (capital gains on Elf and Paribas equity securities tendered in the respective public offers of exchange, the strengthening of reserves on certain contracts, the strategic change program provision, the deferred tax asset relative to financial reinsurance arrangements) and in 2000 (change in the taxation of certain type of dividends received), contribution to AXA's consolidated net income would have been €406 million in 2000 (1999: €377 million). Excluding these events, the increase in net income was attributable to business growth and productivity gains.

(1) General expenses include acquisition costs (before capitalization of deferred acquisition costs and excluding DAC amortization expense in respect of prior periods and VBI amortization expense), administrative expenses and claims handling expenses.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

Gross premiums increased 10.6% from 1998 (9.1% on a comparable basis). This net growth was attributable to 14.3% growth in retirement savings-type products, which accounted for 69% of total business activity. AXA had cumulative growth in 1998 and 1999 on savings-related retirement products of 5% as compared to a decline in the market of 4%. Individual retirement savings-type products, represented 61% of this activity, and had growth of 13.8% due to favorable results from the distribution network, the simplification of its range of products and no major changes in tax regulations. The growth attributable to its distribution network was associated with the agency distribution network (27.2% increase). In addition, due to the strong performance in the stock market, there was notable growth in separate account (unit linked) products, which represented 43% of gross premiums on individual retirement savings-type products (1998: 37%).

The net investment result decreased by €140 million primarily due to a reduction in net realized gains partially offset by an increase in interest income of €255 million. In 1999, net realized gains amounted to €734 million, including €413 million in connection with the tendering of Paribas and Elf equity securities. In addition there were capital losses of €95 million on the sale of bonds in connection with a portfolio-restructuring program undertaken during a period of higher interest rates. Of the total increase in investment income, €268 million was due mainly to the fixed maturity securities attributable to higher bond yields. In 1998, gains of approximately €1,126 million were realized of which €233 million was realized, in connection with the buyout of minority interests in AXA Royale Belge.

Insurance benefits and claims increased by €740 million (6.3%) in line with gross premiums. The increase in 1999 was partly due to (i) a strengthening of disability insurance reserves of €66 million, (ii) a strengthening of the reserves for future risks on former UAP life contracts of €75 million, and (iii) a reserve strengthening on former UAP disability contracts of €76 million. This reserve strengthening was attributable to unfavorable trends in underwriting results from these contracts.

Acquisition costs remained stable year on year despite the growth in new business due to a cost realignment across the life insurance products and lower commissions rates. Administrative expenses increased by €158 million in 1999 and included a €142 million provision for costs associated with implementation of the strategic change project in AXA France. Excluding this provision, the ratio of general expenses to gross premiums and insurance reserves was 13.9 % and 1.95%, respectively (1998: 15.1% and 2.12%, respectively).

Income tax expense decreased €91 million as compared to 1998 due to a lower tax rate and a €55 million income tax benefit recorded in respect of financial reinsurance arrangements associated with UAP in 1999.

The French life and savings operations contributed €331 million (group share) to AXA's consolidated net income, or an increase of €66 million from 1998. This result was affected primarily by the provision established in respect of AXA France's change program.

Analysis of Insurance General Account Investment Results

The following table summarizes the net investment results of the French life and savings operations for the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

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LIFE AND SAVINGS OPERATIONS FRANCE (in euro millions, except percentages)	Years ended December 31,					
	2000		**1999**		**1998**	
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	5.8%	2,220	6.1%	2,306	5.6%	2,039
Net realized gains (losses)	0.0%	17	(0.2%)	(95)	0.2%	63
Net investment results	5.8%	2,237	5.8%	2,211	5.8%	2,102
Related assets at year end		**37,891**		**39,261**		**36,973**
Equity investments:						
Net investment income	3.3%	418	2.8%	317	3.9%	373
Net realized gains (losses)	3.1%	389	7.2%	819	11.9%	1,145
Net investment results	6.4%	807	10.0%	1,136	15.7%	1,519
Related assets at year end		**13,302**		**11,922**		**10,728**
Real estate:						
Net investment income	2.1%	106	2.6%	146	1.6%	95
Net realized gains (losses)	0.9%	48	(0.3%)	(14)	(1.2%)	(71)
Net investment results	3.0%	154	2.3%	131	0.4%	25
Related assets at year end		**4,870**		**5,337**		**5,843**
Total General Account assets (b)						
Net investment income	5.1%	3,110	5.4%	3,171	5.0%	2,726
Net realized gains (losses)	0.8%	491	1.2%	736	2.1%	1,134
Net investment results	5.9%	3,601	6.6%	3,907	7.1%	3,860
Total General Account assets at year end		**60,799**		**60,884**		**57,512**
Separate Account assets		20,227		15,603		10,169
Investments in companies accounted for under the equity method		–		–		–
TOTAL INVESTED ASSETS AT YEAR END		**81,026**		**76,487**		**67,681**

(a) *Yields are calculated on the basis of the average beginning and end of period asset carrying value for each asset category.*
(b) *Including net investment results for invested assets not detailed in the table above.*

LIFE AND SAVINGS OPERATIONS - UNITED STATES

The following table presents the operating results of the life and savings operations in the United States for the years indicated.

OPERATING RESULTS (in euro millions)	2000	Years ended December 31, 1999 Restated (a)	1999	1998
Gross premiums written	12,046	10,777	10,777	9,181
Fees, commissions and other revenues (a)	436	170	–	–
Gross revenues	**12,483**	**10,948**	**10,777**	**9,181**
Net investment results	4,448	2,433	2,450	2,533
Total revenues	**16,931**	**13,381**	**13,227**	**11,713**
Insurance benefits and claims	(12,707)	(11,483)	(11,483)	(10,158)
Reinsurance ceded, net	59	20	20	11
Insurance acquisition expenses	(557)	(669)	(636)	(532)
Administrative expenses	(816)	(580)	(460)	(378)
Operating income	**2,910**	**668**	**668**	**657**
Income tax expense	(1,067)	(208)	(208)	(225)
Amortization of goodwill, net	(7)	(2)	(2)	(1)
Minority interests	(737)	(192)	(192)	(182)
NET INCOME	**1,098**	**266**	**266**	**249**
Impact of exceptional operations	(700)	–	–	–
Net Income excluding impact of exceptional operations	**398**	**266**	**266**	**249**
Average exchange rates : US$1,00 = €	1.08	0.94	0.94	0.90

(a) *Income earned by AXA Client Solutions on the sale of investment products (mutual funds) and on asset management for third parties (other activities) is now included under gross revenues and is no longer deducted from administrative expenses.*

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

On a comparable basis, gross revenues increased by 4.1% in 2000 as compared to 1999. The significant growth recorded in the first half of the year (13.9%) was followed by a slowdown in the second half of the year due to uncertainty arising from investment market volatility. Variable life and annuity sales increased by 1.4% and accounted for 65% of gross premiums. The increase was mainly due to the commercial success of products with new features and options, and continued growth in sales through the non-proprietary wholesale network (an increase of 12.8% for brokers, financial advisors and banks as compared to a decrease of 3.8% for the agency sales force). Gross individual life insurance premiums increased by 2.4% and accounted for 23% of gross premiums in 2000. Gross premiums from other products increased by 7.6% and accounted for 8% of gross premiums. The increase was primarily due to growth in business with institutions.

Revenues from other activities increased by 121.8% due to growth in AXA Client Solutions' asset management business (up 260.9%) and a 38.4% increase in mutual fund sales commissions.

The net investment result was €4,448 million, an increase of €2,015 million in 2000 as compared to 1999. This increase included the €2,483 million gross realized gain on the sale of DLJ net of unrealized and realized losses on Credit Suisse Group shares received in connection with the transaction (€936 million net group share). This net increase was partially offset by a significant increase in realized losses and valuation allowances on fixed maturities investments of €867 million (including €604 million in the second half of the year, €236 million[1] net group share), as compared to €291 million in 1999, principally on high-yield bonds. In addition realized gains on publicly-traded equity securities decreased in 2000. Excluding these items, as well as the €90 million gain realized on the initial public offering of DLJ*direct* tracking stock in 1999 and the impact of foreign currency fluctuations, the net investment result would have increased by €43 million, primarily due to the increase in interest income (attributable to higher returns on fixed maturity investments and on short-term investments).

Insurance benefits and claims decreased by €474 million, or 4.1% on a comparable basis. In 2000, there was an increase in management fees, which relate primarily to the separate account portfolios, and a decrease in interest credited on policyholder account balances.

Acquisition expenses (before the change in DAC) increased from €851 to €931 million in 2000, or 9.5% on a comparable basis. The increase was due to growth in new business on certain product lines with higher acquisition costs. Acquisition costs (after the change in DAC) totaled €483 million in 2000 as compared to €669 million in 1999, or a decrease of 27.8% on a comparable basis. Excluding the exceptional writedown of DAC recorded in 1999, DAC amortization decreased by 18.7%, mainly due to the realized losses and valuation allowances recorded in respect of the high-yield bonds in 2000.

Administrative expenses increased by €127 million, or 21.9% on a comparable basis, primarily due to costs relating to the reorganization of distribution channels and growth in the other activities. The ratio of general expenses to gross premiums increased by 190 basis points, from 12.8% in 1999 to 14.7% in 2000. The ratio of general expenses to insurance reserves was 1.89% in 2000 as compared to 1.62% in 1999.

The increase in income tax expense was primarily due to the realized gain on the sale of DLJ.

The contribution from the US life and savings operations to AXA's consolidated net income increased by €832 million in 2000. Excluding non-recurring events[2] and the impact of foreign currency fluctuations of €52 million, the increase in the contribution to AXA's consolidated net income was €85 million. This increase was primarily due to a significant increase in separate account fees, investment income and operating margins from other activities relating to AXA Client Solutions.

(1) Amount is after taking account of the impact of DAC amortization.
(2) In 2000: realized gain on the sale of DLJ (€936 million), realized losses and valuation allowances relating to high-yield bonds in the second half 2000 (€236 million). In 1999: gain on the DLJ*direct* IPO (€52 million), and non-recurring amortization of deferred acquisition costs (€47 million).

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Gross premiums increased by 12.3% in 1999 as compared to 1998, primarily due to higher sales of annuities sold by both the retail and wholesale distribution channels. These products accounted for approximately 66.1% of gross premiums in 1999 as compared to 63% in 1998. New business volume increased due to continuous expansion and penetration of the wholesale distribution network, increased productivity from the retail channel and the availability in 1999 of a complete line of annuities with more competitive product features and options. The sale of life insurance products increased by 1.3% due to the introduction of a new series of variable life insurance products beginning in the middle of 1999.

The net investment results decreased by €83 million in 1999 as compared to 1998, or 7.5%. This decrease was due primarily to net realized losses of €32 million in 1999 as compared to net realized gains of €86 million in 1998. Realized losses and valuation allowances from the writedown and sale of U.S. high yield and emerging market fixed maturities were partially offset by realized gains on publicly-traded equity securities and a realized gain of €90 million from the sale of approximately 18% interest in DLJ*direct* tracking stock in the second quarter 1999.

Insurance benefits and claims increased by 8.1%, principally due to an increase in gross premiums, partially offset by lower benefits paid in the year and a decrease in interest crediting rates on policies.

Acquisition expenses (before the change in DAC) increased by 8.8%, primarily due to an increase in new business gross premiums. Acquisition costs (after the change in DAC) increased substantially in line with the increase in gross premiums. The amortization of DAC totaled €481 million, or an increase of 46.1% from 1998, due to the €124 million non-recurring adjustment from revisions to estimated gross profits related to the investment asset reallocation in the second quarter 1999. Excluding this non-recurring adjustment, DAC amortization increased by 8.5 %, mainly due to the impact of higher separate account fees and higher margins. Administrative expenses increased by €82 million in 2000 primarily due to higher strategic initiative and infrastructure expenses, inflation and higher compensation and benefits.

Income before income taxes and goodwill amortization of €668 million increased €11 million as compared to 1998 reflecting the factors discussed above.

Income taxes decreased by €17 million in 1999, or 11.0%, reflecting the non-taxable nature of the €90 million realized gain related to the sale of approximately 18% interest in DLJ*direct.*

Analysis of Insurance General Account Investment Results

The following table summarizes the net investment results of the US life and savings operations for the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

LIFE AND SAVINGS OPERATIONS UNITED STATES (in euro millions, except percentages)	Years ended December 31,					
	2000		1999		1998	
	Yields (a)	Amount (c)	Yields (a)	Amount (c)	Yields (a)	Amount (c)
Fixed maturity investments:						
Net investment income	8.1%	1,967	8.4%	1,747	8.1%	1,662
Net realized gains (losses)	(0.8%)	(183)	(1.4%)	(291)	(0.1%)	(21)
Net investment results	7.3%	1,784	7.0%	1,456	8.0%	1,642
Related assets at year end		**22,494**		**23,638**		**19,530**
Equity investments:						
Net investment income	23.8%	215	11.3%	79	12.3%	111
Net realized gains (losses)	0.9%	8	29.3%	204	1.9%	(1)
Net investment results	24.6%	223	40.6%	282	14.2%	110
Related assets at year end		**961**		**756**		**678**
Real estate:						
Net investment income	15.6%	257	16.8%	305	9.0%	418
Net realized gains (losses)	0.6%	10	0.5%	(32)	4.1%	(89)
Net investment results	16.2%	267	17.3%	273	13.1%	330
Related assets at year end		**1,458**		**1,663**		**2,035**
Loans:						
Net investment income	7.5%	743	8.2%	656	7.7%	603
Net realized gains (losses)	(0.2%)	(21)	0.0%	(2)	0.1%	10
Net investment results	7.3%	722	8.1%	654	7.80%	613
Related assets at year end		**9,659**		**9,192**		**7,446**
Total General Account assets (b)						
Net investment income	8.3%	3,318	8.8%	2,857	8.2%	2,873
Net realized gains (losses)	(0.5%)	(186)	(0.4%)	(32)	0.3%	86
Net investment results	7.9%	3,132	8.4%	2 ,825	8.4%	2,960
Total General Account assets at year end		**38,648**		**36,687**		**31,085**
Separate Account assets		55,015		53,936		36,955
Investments in companies accounted for under the equity method		–		–		–
TOTAL INVESTED ASSETS AT YEAR END		**93,663**		**90,624**		**68,040**

(a) Yields are calculated on a comparable basis using the average of beginning and end of period asset carrying values for each asset category
(b) Includes net investment results for invested assets not detailed in the table above.
(c) The yield and amount for 2000 excluded the impact of exceptional operations.

LIFE AND SAVINGS OPERATIONS – UNITED KINGDOM

The following table presents the operating results for the life and savings operations in the United Kingdom for the years indicated.

OPERATING RESULTS (in euro millions)	2000	Years ended December 31, 1999 Pro-forma (a)	1999	1998
Gross premiums written	7,939	7,546	7,205	5,140
Change in unearned premium reserves	(30)	(49)	17	–
Net investment results	2,814	2,346	2,334	2,013
Total revenues	**10,723**	**9,843**	**9,557**	**7,153**
Insurance benefits and claims	(9,334)	(8,540)	(8,310)	(6,099)
Reinsurance ceded, net	(54)	(32)	(30)	(30)
Insurance acquisition expenses	(580)	(494)	(473)	(364)
Administrative expenses	(426)	(377)	(343)	(242)
Operating income	**330**	**399**	**400**	**419**
Income tax expense	(100)	(105)	(106)	(126)
Equity in income (loss) of unconsolidated entities	11	6	5	–
Amortization of goodwill, net	(22)	(4)	(3)	(2)
Minority interests	(61)	(114)	(114)	(83)
NET INCOME	**158**	**182**	**182**	**207**
Average exchange rates : £1,00 = €	1.64	1.52	1.52	1.49

(a) Established on the basis of 12 months of operations for former GRE subsidiaries, which were acquired in May 1999.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Gross premiums from the life and savings operations in the United Kingdom totaled €7,939 million in 2000. Gross premiums attributable to AXA Sun Life were €6,860 million, or a decrease of 4% in 2000 as compared to 1999. Gross premiums attributable to PPP Healthcare were €1,079 million, or an increase of 5% in 2000 as compared to 1999.

LIFE INSURANCE

Since May 1999, AXA Sun Life's gross premiums include PPP Lifetimecare, a former subsidiary of GRE that sells long-term care products. PPP Lifetimecare contributed only 2% to AXA Sun Life's total gross premiums in 2000. The life insurance operations accounted for 48% of gross premiums in 2000. Gross premiums from the life insurance operations decreased by 18% in 2000 as compared to 1999, primarily due to a high level of new business written in the first half of 1999, as a result of promotional campaigns during that period that were not renewed in 2000. In addition, growing competition among intermediaries, leading to lower fees and policyholder sales charges, adversely affected sales in 2000. Retirement products accounted for 50% of total gross premiums. Despite uncertainties related to the implementation of Stakeholder Pension regulations in 2001, which will reduce allowable sales charges on retirement savings-type products, gross premiums on these products increased by 14% in 2000 as compared to 1999. The increase was due to the reduction in policyholder charges and the issuance of a large insurance contract in the last quarter of 2000.

The net investment result increased by 11% due to higher net realized gains in 2000 to €1,310 million, an increase of 21% on a constant exchange rate basis. Realized gains on the sale of equity securities were €1,048 million in 2000, primarily due to the reallocation of the UK investment portfolio at the beginning of the year. This increase was partially offset by a lower level of realized gains as in 1999 the bond portfolio was restructured and generated realized gains.

Insurance benefits and claims totaled €8,474 million. In 2000, AXA Sun Life established an additional provision of €169 million before policyholder participation for Pension Misselling, as compared to €107 million in 1999 in relation to pension and other contracts.

Acquisition expenses (before the change in DAC) totaled €628 million, or a decrease of 3% in 2000 as compared to 1999. Acquisition costs (after the change in DAC) increased by 9%, primarily due to a lower level of acquisition costs deferred. On a comparable basis, adminstrative expenses increased by 3.9% in 2000 as compared to 1999. The ratio of general expenses to gross premiums was 13.8%, or an increase of 50 basis points in 2000 as compared to 1999. The increase was due to costs related to the establishment of AXA Shared Services Limited, an information technology services company, and costs related to the development of a new product line for 2001. The ratio of general expenses to insurance reserves was 1.32% in 2000, as compared to 1.37% in 1999.

Income tax expense decreased by 11%, primarily due to changes in tax regulations. These changes had a positive impact in 1999 (when the rate at which life insurance companies were taxed was reduced) and a negative impact in 2000 (due to a change in the tax treatment of savings-type products, resulting in a higher tax expense for the shareholder).

The €16 million increase in goodwill amortization was due to the buyout of the 43.8% minority interests in SLPH in July 2000. As a result of the transaction the contribution to AXA's consolidated net income increased by €29 million as the contribution included six-months of post-acquisition operating results on a 100% basis. On the basis of 56% equity ownership and on a constant exchange rate basis, the contribution of the UK life and savings operations in 2000 would have decreased by €43 million, primarily due to a low level of new business and changes in the tax regulations.

HEALTH

On a comparable basis, gross health insurance premiums grew by 5.1%. Gross group health insurance premiums accounted for 52% of total earned premiums and increased by 7.4% in 2000 as compared to 1999. The growth was due to premium rate increases enacted to ensure the profitability of group business. In individual products, the impact of premium rate increases was partially offset by policy cancellations, resulting in a slight increase in gross premiums of 2.7%.

The net investment result decreased by €9 million on a comparable basis due to the lower level of realized gains in 2000.

The claims ratio for all accident years was stable at 82% in 2000 and 1999.

The ratio of general expenses to earned premiums was 18.0% in 2000 as compared to 18.9% in 1999. The improvement was attributable to growth in earned premiums.

The contribution to AXA's consolidated net income in 2000 was €34 million, or an increase of €14 million from 1999. This increase was partially due to changes in the scope of operations in 1999 and 2000. On a comparable basis (and on the basis of 56% equity ownership), net income remained stable between 1999 and 2000.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Gross premiums of € 7,205 million included eight months of post-acquisition activity from PPP Healthcare. For the year ended December 31, 1999 (including the four month period before AXA's acquisition of GRE), the long term care operations had gross premiums of €1,046 million, or an increase of 8.0 %, primarily due to premium rate increases on individual and group health contracts.

Gross premiums written by the life and savings operations increased by 24.7 % in 1999 as compared to 1998. The increase related primarily to single premium investment contracts, which increased by 36.5% and represented 73 % of the business written. The increase was attributable to the strong performance in the equity markets in 1999. Overall, savings-type contracts increased by 59 %. The new business level was further supported by promotional campaigns on with-profit contracts at the beginning of 1999, and on separate account (unit-linked) contracts. Single premiums on retirement products increased by 10.8 % in 1999 primarily due to the launch of a new product directed at corporate management. Gross premiums on regular premium contracts increased slightly by 1.4 % in 1999, primarily due to the insurance market waiting for the launch of the new retirement product in the United Kingdom called the "Stakeholder pension".

The net investment result of €2,334 million included the post-acquisition net investment results of the GRE companies of €53 million. On a comparable basis, the net investment result increased by €268 million, or 11%, in 1999 as compared to 1998. The increase in net investment income was mainly from the equity portfolio (up 14%), and partially offset by the decline in income earned on real estate (down 29 %) due to divestments. Net realized gains of €1,003 million in 1999, or an increase of €144 million as compared to 1998 was principally due to realized gains on fixed maturity securities (up 116 % and totaled €529 million in 1999). In order to optimize the duration period between the assets and the related insurance liabilities, AXA Sun Life reallocated a portion of its fixed maturity portfolio (with a 30-year duration period). Based on the UK methodology for profit allocation to participating policyholders, nearly all of these profits were attributed to the policyholders and, therefore increased insurance benefits.

Insurance benefits and claims totaled €8,310 million, of which €560 million related to the GRE subsidiaries and €7,750 million related to AXA Sun Life. AXA Sun Life's insurance benefits increased by 24.5% in 1999 as compared to 20.9% in 1998. In 1999, AXA Sun Life reviewed the basis for measuring and deferring acquisition

costs which resulted in an increase in technical charges of €45 million. In addition, AXA Sun Life strengthened its reserve for "Pension Misselling" by €107 million in 1999 compared to €58 million in 1998. In addition, AXA Sun Life has strengthened reserves specific to certain annuity contracts, as a result of the decline in yields expected on the assets supported by these products (€15 million).

Acquisition costs (before the change in DAC) totaled €645 million, of which €47 million related to GRE subsidiaries, or increase of 28.4% in 1999 as compared to 1998. Acquisition costs (after the change in DAC) increased by 11.5 % in 1999, primarily due to an exceptional amortization effected in 1998. This 1998 charge recorded followed a review of the development of future profits on certain products. Administrative expenses of €343 million included €68 million relating to the GRE subsidiaries.

The ratio of general expenses to gross premiums was 13.3% in 1999 as compared to 13.6% in 1998. The ratio of general expenses to insurance reserves was 1.36% in 1999 as compared to 1.33% in 1998.

On a comparable basis, the income tax expense decreased by €20 million in 1999, primarily due to the decrease in the corporate tax rate from 31% to 30 %, effective in April 1999. The contribution to AXA's consolidated net income was €182 million, of which €23 million related to GRE subsidiaries.

Analysis of Insurance General Account Investment Results.

The following table summarizes the net investment results of the life and savings operations in the United Kingdom for the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

LIFE AND SAVINGS OPERATIONS UNITED KINGDOM (in euro millions, except percentages)	Years ended December 31, 2000		1999		1998	
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	6.9%	828	6.6%	709	6.8%	632
Net realized gains (losses)	1.0%	125	5.0%	529	2.6%	255
Net unrealized gains (losses) (c)	(1.8%)	(207)	(2.5%)	(200)	5.1%	437
Related assets at year end		**12,088**		**11,241**		**9,622**
Equity investments:						
Net investment income	2.3%	505	2.9%	522	3.0%	439
Net realized gains (losses)	4.9%	1 057	1.9%	355	4.0%	580
Net unrealized gains (losses) (c)	(13.5%)	(2,904)	23.9%	5,198	4.5%	375
Related assets at year end		**20,735**		**21,513**		**14,697**
Real estate:						
Net investment income	6.2%	153	5.1%	112	7.1%	154
Net realized gains (losses)	5.6%	138	6.3%	138	1.1%	24
Net unrealized gains (losses) (c)	(1.8%)	(48)	6.2%	208	1.4%	(2)
Related assets at year end		**2,512**		**2,303**		**2,063**
Total General Account assets (b)						
Net investment income	4.2%	1,575	4.4%	1,402	4.6%	1,270
Net realized gains (losses)	3.6%	1,320	3.2%	1,021	3.2%	859
Net unrealized gains (losses) (c)	(8.6%)	(3,159)	13.2%	5,206	4.3%	810
Total General Account assets at year end		**36,441**		**35,673**		**27,872**
Assets allocated to UK with-profit contracts and Separate Account assets		34,612		33,872		23,882
Investments in companies accounted for under the equity method		–		116		–
TOTAL INVESTED ASSETS AT YEAR END		**71,053**		**69,662**		**51,754**

(a) *Yields are calculated on a constant structural basis (i.e. excluding GRE investment result for 1999) and on the basis of average beginning and end of period asset carrying value for each asset category. Amounts relating to the fair value of assets allocated to with-profits contracts are included in each asset category.*
(b) *Includes net investment results for invested assets not detailed in the table above.*
(c) *Relates to unrealized investment gains and losses on assets allocated to UK with-profit contracts.*

LIFE AND SAVINGS OPERATIONS - ASIA/PACIFIC

The financial information below included six-month post-acquisition results in respect of Nippon Dantai following AXA's acquisition of Nippon Dantai in March 2000. AXA's existing life and savings operations (AXA Life Japan) and Nippon Dantai have been subsequently integrated within AXA Nichidan.

As a result of the acquisition, it is expected that in 2001 the Asia Pacific region will account for approximately 12% of AXA's consolidated total revenues, with Japan accounting for 8%.

The fiscal year end for AXA's principal operations in the Asia Pacific Region is September 30th.

The following tables present information regarding the life and savings operations in the Asia/Pacific region for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	6,796	2,859	2,975
Change in unearned premium reserves	(9)	(10)	(2)
Net investment results	1,065	681	209
Total revenues	**7,852**	**3,529**	**3,182**
Insurance benefits and claims	(6,764)	(2,730)	(2,693)
Reinsurance ceded, net	47	(11)	(14)
Insurance acquisition expenses	(426)	(259)	(221)
Administrative expenses	(528)	(347)	(347)
Operating income	**181**	**182**	**(93)**
Income tax expense	(25)	(90)	(9)
Equity in income (loss) of unconsolidated entities	30	22	8
Amortization of goodwill, net	(52)	(8)	(23)
Minority interests	(61)	(74)	42
NET INCOME	**73**	**32**	**(75)**

GROSS PREMIUMS WRITTEN (in euro millions)	Years ended December 31,		
	2000	1999	1998
Japan	3,353	133	66
Australia/New Zealand	2,399	1,810	2,056
Hong Kong	837	742	715
South Korea	76	114	93
Singapore	127	59	44
China	4	1	–
TOTAL	**6,796**	**2,859**	**2,975**

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| NET INCOME | Years ended December 31, | | | | | |
| | Including Minority Interests | | | Group Share | | |
(in euro millions)	2000	1999	1998	2000	1999	1998
Japan	24	(28)	(29)	21	(28)	(29)
Australia / New Zealand	37	63	47	17	30	17
Hong Kong	69	64	(112)	30	19	(39)
South Korea	4	9	(21)	4	9	(21)
Singapore	4	3	(2)	2	3	(2)
China	(4)	(5)	–	(2)	(2)	–
TOTAL	**134**	**106**	**(117)**	**73**	**32**	**(75)**

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

JAPAN

Gross premiums totaled €3,353 million and included individual and group life insurance products (46% of the total), retirement products (39%) and health insurance products (14%). AXA Japan is active in the group insurance market, in which it earns 38% of its total written premiums as most of its sales activity is though affinity groups such as the Japanese Chamber of Commerce and its specialized sales force. In July 2000, the life and savings operations began to sell variable life type products, which accounted for 2% of gross premiums written in 2000.

The net investment result was €331 million, primarily earned on fixed maturity investments. In 2000, AXA Japan undertook a vast restructuring of its portfolio of invested assets (which total €34 billion) with the aim of reducing foreign currency exposures and improving the overall quality of its invested assets.

In a market adversely impacted by declining investment yields and lack of consumer confidence in the financial sector, AXA Japan recorded a higher than forecasted surrender level. Nonetheless, more than half of all surrenders concerned unprofitable products.

Net operating income before amortization of goodwill was €56 million. The contribution to AXA's consolidated net income was €21 million.

In June 2000, Japan's principal rating agency (Rating & Investment) gave AXA Japan a rating of AA-. In September 2000, it received an A+ rating from Standard & Poor's.

AUSTRALIA AND NEW ZEALAND

On a comparable basis and excluding policy terminations renewals, gross premiums increased by 25.6% in 2000 as compared to 1999. This increase was attributable to 34% growth in retirement savings premiums as a result of a competitive product offering. Retirement savings products accounted for 42% of gross premiums in 2000. Health insurance premiums increased by 9.2%, primarily due to government incentives encouraging consumers to take out private medical insurance.

General expenses increased by €8 million in 2000 due to non-recurring expenses in respect of its transformation project, the Year 2000 project and the enactment of a new tax on goods and services. The ratio of general expenses to gross premiums improved from 16.4% in 1999 to 14.0% in 2000 due to premium growth. The ratio of general expenses to insurance reserves was 3.4% in 2000 as compared to 3.2% in 1999.

As a result of a tax reform in Australia that changed the method for calculating income tax, there was a favorable tax impact of €19 million in 2000.

On a comparable basis, the contribution to AXA's consolidated net income decreased by €15 million.

HONG KONG

On a comparable basis, gross premiums written by AXA China Region decreased by 0.4% in 2000 as compared to 1999. Group retirement products, which accounted for 18% of gross premiums in 2000, had a decrease in gross premiums of 12% as the market has been waiting for the mandatory pension funds to be launched: related premiums relating to such funds will not be recorded until the first quarter of 2001. In respect of individual retirement and health products, gross premiums increased by 3%, (79% of gross premiums), despite a reduction in the number of agents in 2000. This increase was primarily due to portfolio growth related to new business written in 1999.

The net investment result was adversely impacted by realized losses of €9 million (group share) on AXA China Region's fixed maturity investments following a reallocation of a portion of the equity securities portfolio.

General expenses increased by €4 million due to the implementation of mandatory pension products.

Due to increases in interest rates, AXA China Region revised certain assumptions used to estimate the emergence of future profits on the value of purchased business in-force. The change in assumptions increased its contribution to net income (group share) by €7 million.

The contribution to AXA's consolidated net income in 2000 increased by €11 million due primarily to the buyout of the minority interests in AXA China Region (November 1999) by AXA Asia Pacific Holdings (in which AXA has a 51% ownership interest).

SOUTH KOREA

In November 2000, AXA sold its 50% equity interest in the South Korean life insurer Dongbu AXA Life to its partner, the Dongbu group. For the first nine months of 2000, Dongbu AXA Life contributed € 5 million to AXA's consolidated net income. A realized loss of € 9 million was recorded by AXA in 2000 in respect of the sale.

SINGAPORE

Gross premiums increased by € 68 million due to the success of the savings product launched in March 2000 and offered through the bank distribution channel (€ 56 million). The contribution to AXA's consolidated net income decreased by € 1 million, primarily due to the reduction in AXA's ownership of AXA Life Singapore from 100% to 51% following the transfer of this operating unit on October 1, 1999 to AXA Asia Pacific Holdings.

CHINA

AXA Minmetals, a joint venture of AXA (51%) and its Chinese partner Minmetals (49%), began operations in June 1999. In 2000, AXA Minmetals wrote 17,400 new contracts as compared to 4,000 in 1999. AXA's share of AXA Minmetals' net loss was comparable to that in 1999, primarily due to the high level of general expenses that are characteristic of a developing business.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

JAPAN

The following commentary related to AXA's operations in Japan (AXA Life Japan) before the acquisition of Nippon Dantai in 2000.

Gross premiums increased by 65.9% principally due to regular premium paying policies. These policies represented 90% of the total business. In particular, the level of new business was 43% higher in 1999 as compared to 1998 and related primarily to life insurance products. On a constant exchange rate basis, net income increased by €6 million due to favorable underwriting results.

AUSTRALIA AND NEW ZEALAND

Gross premiums decreased by 11.2% mainly due to the transfer of activity on the short-term savings products to an external third party, policy terminations and a fall in policy renewals of 51.6% associated with a change in tax regulations on certain types of retirement contracts. Excluding these two factors, gross premiums increased by 2.9%.

Net investment results increased by €246 million in 1999 as compared to 1998. The increase was attributable to the favorable results arising from the financial markets in 1999 as compared to 1998: 1998 was affected adversely by the Asian financial market crisis. However, this improvement was partially offset by deterioration in claims on earlier periods relating to disability products.

The ratio of general expenses to gross premiums was 16.4% in 1999 as compared to 18.5 % in 1998.

HONG KONG

On a comparable basis, gross premiums in AXA China Region increased by 3.9 % in 1999 as compared to 1998 primarily due to a 5.6% increase in gross premiums from savings and individual health products, which accounted for 75% of the Hong Kong business. This increase was primarily the result of growth in the portfolio despite a lower volume of new business (a decrease of 13.9%) due to the economic crisis.

The contribution to AXA's consolidated net income increased by €58 million in 1999 as compared to 1998. The increase was principally due to net investment result in 1999 of €64 million (group share). In 1998, taking into consideration the collapse of the financial markets, AXA China Region had proceeded to restructure its Asian real estate portfolio, which had significant losses of €162 million, or €54 million (group share). In addition, in 1999 operating results included an increase in amortization of value of purchased business in-force of €23 million due principally to the increase in net investment results in 1999.

SOUTH KOREA

The operating results of Dongbu AXA Life are consolidated on a proportional basis as AXA had a 50% interest in 1999.

SINGAPORE

Following the sale in 1999 of AXA Life Singapore to AXA Australia, the close of the 1999 financial period was pushed back to September 30, 1999. Therefore, only nine months of activity was included in the AXA consolidated operating results.

CHINA

AXA Minmetals started operations in June 1999. AXA's share of the net loss in AXA Minmetals related primarily to the acquisition and administrative expenses incurred given that this entity is in the development stage of operations.

LIFE AND SAVINGS OPERATIONS - GERMANY

The following table presents the operating results for the life and savings operations in Germany for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	2,912	2,757	2,408
Net investment results	1,383	1,122	1,017
Total revenues	4,295	3,879	3,425
Insurance benefits and claims	(3,924)	(3,620)	(3,164)
Reinsurance ceded, net	25	28	17
Insurance acquisition expenses	(224)	(156)	(157)
Administrative expenses	(123)	(112)	(93)
Operating income	49	19	28
Income tax expense	(3)	–	(18)
Amortization of goodwill, net	(3)	(5)	–
Minority interests	(5)	(4)	(3)
NET INCOME	39	10	7

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

On a comparable basis, gross premiums increased by 2.7% in 2000 as compared to 1999. Gross life insurance premiums increased by 1.3% in 2000 and represented 81% of gross premiums. Gross health insurance premiums increased by 9.3%. Growth in the life insurance business, which was driven by the rapid development of separate account products, was partially offset by the decrease in single premiums products as the market awaits for pension reforms scheduled for 2002. The increase in gross health insurance premiums exceeded the 4% growth in the market as a whole.

LIFE INSURANCE

The increase in the net investment result was due to dividend income received in respect of "special funds" investments in 2000.

Insurance benefits and claims increased by 8.1% in 2000 as compared to 1999. The mortality and morbidity experience decreased slightly (from 62.5% to 61.5%), and the interest and crediting rate on participating insurance policies decreased to 93.5% in 2000 as compared to 95.6% in 1999, mainly due to improved underwriting and investment margins.

Acquisition and administrative expenses totaled €366 million reflecting the impact of new business growth, non-recurring expenses in respect of the integration of Albingia (former GRE subsidiary) incurred in 1999, and the positive impact of a change in the compensation of intermediaries on separate account business. The ratio of general expenses to gross premiums improved slightly to 16.1% in 2000 from 16.6% in 1999. The ratio of general expenses to insurance reserves was 1.60% in 2000 as compared to 1.67% in 1999.

Income tax expense decreased primarily due to a reduction in the tax rate from 49% to 40%, which became effective on January 1, 2000. The change in tax rates had a positive impact of €10 million before minority interests.

The contribution to AXA's consolidated net income was €23 million, as compared to €3 million in 1999. This increase was mainly due to the decrease in interest and bonuses credited to policyholders and the tax reform, as well as the increase in AXA's ownership interest in AXA Colonia, from 86% to 91% at December 31, 2000.

HEALTH

The health insurance contribution to AXA's consolidated net income was €16 million in 2000 as compared to €7 million in 1999. Excluding the positive impact of the tax reform (€6 million, group share), this increase was due to a €5 million improvement in the net investment result from dividend income and to slight favorable loss development, which was partially offset by an increase in information technology expenditures. Despite these additional costs, the ratio of general expenses to gross premiums was stable at 11.6% between 1999 and 2000 due to an increase in gross premiums.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

On a comparable basis (excluding Albingia, which was acquired in connection with the GRE acquisition), gross premiums increased by 7.6% in 1999 as compared to 1998. Gross premiums totaled €2,757 million including €2,098 million for life insurance, €494 million for health insurance, and €165 million of gross premiums from Albingia (for the eight-month post-acquisition period).

The increase in gross premiums related new business growth, particularly in the second half of 1999 and in response to a German government announcement on tax reforms that reduced the tax advantages on certain insurance policies underwritten after January 1, 2000. These plans were withdrawn by the government in December 1999. Gross health insurance premiums increased by 10.1% in 1999 as a result of premium rate increases that took effect on January 1, 1999.

The net investment result increased by €20 million, primarily due to the restructuring of "special funds", which generated significant interest income. This increase was partially offset by low interest rates in 1999.

On a comparable basis, insurance benefits and claims increased by 6.6% in 1999 as compared to 1998. This increase related to the interest and bonus-crediting rate on participating insurance policies that increased to 95.6% in 1999 as compared to 95.2% in 1998.

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General expenses totaled €425 million, an increase of €25 million, in 1999 as compared to 1998. This increase was attributable to an increase in acquisition expenses, which was in line with new business volume. The ratio of general expenses to gross premiums decreased slightly to 16.4% in 1999 as compared to 16.6% in 1998. The ratio of general expenses to insurance reserves decreased slightly to 2.09% in 1999 as compared to 2.13% in 1998.

The 1999 income tax expense decreased by €18 million as compared to 1998. This decrease was primarily due to (i) the decrease in the tax rate applied to deferred taxes, (ii) the realized gains on the sale of PanEuroLife (which are not subject to tax), and (iii) increased dividends, which were subject to a lower tax rate in Germany than unallocated income.

AXA's share of AXA Colonia's net income was €13 million (€6 million from the life operations and €7 million from the health insurance operations) and Albingia broke even, with no contribution to net income.

Analysis of Insurance General Account Investment Results

The following table summarizes the net investment results of the life and savings operations in Germany for the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

| LIFE AND SAVINGS OPERATIONS GERMANY (in euro millions, except percentages) | Years ended December 31, | | | | | |
| | 2000 | | 1999 | | 1998 | |
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	5.5%	588	5.3%	549	5.6%	471
Net realized gains (losses)	0.0%	(3)	0.1%	10	0.1%	7
Net investment results	5.5%	585	5.4%	559	5.7%	477
Related assets at year end		10,814		10,493		8,665
Equity investments:						
Net investment income	6.7%	559	4.3%	306	6.6%	341
Net realized gains (losses)	0.9%	75	1.5%	105	0.7%	35
Net investment results	7.6%	633	5.7%	411	7.3%	376
Related assets at year end		9,050		7,690		5,745
Real estate:						
Net investment income	3.2%	32	4.0%	44	4.8%	50
Net realized gains (losses)	0.4%	4	0.4%	4	–	–
Net investment results	3.6%	37	4.3%	48	4.8%	50
Related assets at year end		942		1,086		1,038
Loans:						
Net investment income	5.8%	201	5.5%	188	5.9%	166
Net realized gains (losses)	–	–	–	–	–	–
Net investment results	5.8%	201	5.5%	188	5.9%	166
Related assets at year end		3,449		3,422		3,000
Total General Account assets (b)						
Net investment income	5.8%	1,365	4.8%	1,071	5.7%	1,015
Net realized gains (losses)	0.3%	80	0.5%	112	0.2%	42
Net investment results	6.1%	1,446	5.3%	1,183	6.0%	1,057
Total General Account assets at year end		24,439		22,902		18,528
Separate Account assets		94		55		24
Investments in companies accounted for under the equity method		–		–		–
TOTAL INVESTED ASSETS AT YEAR END		24,533		22,957		18,552

(a) Yields are calculated on the basis of average beginning and end of period asset carrying value for each asset category.
(b) Includes net investment results for invested assets not detailed in the table above.

LIFE AND SAVINGS OPERATIONS - BELGIUM

The following table presents the operating results for the life and savings operations in Belgium for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	1,099	912	921
Net investment results	587	580	906
Total revenues	**1,686**	**1,491**	**1,827**
Insurance benefits and claims	(1,345)	(1,132)	(1,136)
Reinsurance ceded, net	(3)	1	1
Insurance acquisition expenses	(107)	(111)	(152)
Administrative expenses	(30)	(29)	(92)
Operating income	**200**	**220**	**448**
Income tax expense	(28)	(28)	(7)
Amortization of goodwill, net	(6)	(6)	(2)
Minority interests	–	–	(206)
NET INCOME	**167**	**186**	**234**

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Gross premiums increased by 20.6% in 2000 as compared to 1999, due to 25.6% growth in individual life premiums, which accounted for 73% of gross premiums. Gross premiums on savings-related products including separate account products increased by 93.6% in 2000 as compared to 1999, and represented 31% of all individual life insurance premiums written as compared to 20% in 1999. Products with guaranteed interest rates increased by 50.2%, primarily due to broader distribution through the banking network and brokers, and the introduction of insurance certificates sold by the Belgian postal service (La Poste). Gross group life insurance premiums increased by 8.7% and accounted for 27% of gross premiums. The increase was mainly due to higher sales of segregated fund products.

The net investment result increased by €7 million in 2000 as compared to 1999. Investment income from fixed maturity investments increased by €19 million in 2000 due to an increase in fixed maturity investments. The level of realized gains decreased by €15 million in 2000 as the level of realized gains on equity investments was exceptionally high in 1999 (€207 million versus €106 million in 2000). 2000 was favorably impacted by realized gains on the sale of real estate of €50 million and by realized gains on fixed maturities, which increased by €21 million as compared to 1999, which had exceptionally high realized gains following the reallocation of the portfolio aimed at improving asset liability matching.

The underwriting margin (net of reinsurance) decreased by €20 million to €130 million in 2000 as compared to 1999. The decrease was due to a change in the product mix toward separate account products. At the same time, the contribution of traditional contracts remained high.

General expenses remained stable in 2000. The ratio of general expenses to insurance reserves was 1.92% in 2000 as compared to 1.96% in 1999 (excluding the restructuring provision). The ratio of general expenses to gross premiums was 15.6% in 2000 as compared to 17.7% in 1999.

Income tax expense increased by €17 million in 2000 due to realized gains on fixed maturity securities (which are taxable), as compared to realized gains on equity securities in 1999 (which are non-taxable in Belgium).

The contribution to AXA's consolidated net income in 2000 decreased by €36 million, primarily due to the exceptionally high level of realized gains on equities in 1999.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

On a comparable basis, gross premiums remained stable in 1999 as compared to 1998. The increase in gross premiums specifically relating to savings-related products and attributable to the bank distribution network and was offset by the loss of new business due to a decrease in the guaranteed interest rate to policyholders that became effective in the beginning of 1999.

Within the context of the corporate reorganization, the net investment income remained significant at €580 million even though the net realized gains were €314 million lower compared to 1998. 1998 was marked by high level of realized gains due to the sale of stock associated with purchase of the minority interests in Royale Belge.

Insurance benefits and claims remained stable in 1999 as compared to 1998. The minimum guaranteed rate dropped to 3.25% from 4.75% as at January 1, 1999 due to a change in Belgian regulations. In addition, AXA Royale Belge reduced slightly the interest and bonus crediting rate on participating policies from an overall decline in interest rates.

General expenses decreased by €56 million in 1999 as compared to 1998. After eliminating the reorganization provision of €47 million that was established in 1998, the ratio of general expenses to gross premiums was 17.7% in 1999 as compared to 18.5% in 1998. The ratio of general expenses to insurance reserves was 1.96% in 1999 as compared to 2.2% in 1998.

The income tax expense remained low in 1999 as compared to 1998, primarily because of the absence of tax on realized gains attributable to the disposal of equity securities in Belgium.

The 1998 operating result was affected by a high level of net realized gains on the sale of equity securities, which was partially offset by provision for restructuring and an exceptional amortization on VBI of €142 million (group share). After eliminating these items, AXA Royale Belge's contribution increased in 1999 as compared to 1998 because of an increase in AXA's ownership interest in AXA Royale Belge (99.8% as of December 31, 1999, compared to 47.6% for the first seven months and 98.7% for the last five months of fiscal 1998).

Analysis of Insurance General Account Investment Results

The following table summarizes the net investment results of the life and savings operations in Belgium in the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

LIFE AND SAVINGS OPERATIONS BELGIUM (in euro millions, except percentages)	Years ended December 31,					
	2000		1999		1998	
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	5.9%	298	5.7%	266	5.9%	264
Net realized gains (losses)	0.2%	8	(0.3%)	(13)	0.4%	17
Net investment results	6.0%	306	5.4%	253	6.2%	281
Related assets at year end		**5,423**		**4,690**		**4,728**
Equity investments:						
Net investment income	2.5%	41	2.8%	42	3.5%	61
Net realized gains (losses)	6.5%	106	13.6%	207	28.5%	487
Net investment results	9.1%	147	16.4%	249	32.0%	548
Related assets at year end		**1,694**		**1,547**		**1,493**
Loans:						
Net investment income	5.6%	72	6.1%	79	6.8%	75
Net realized gains (losses)	(0.5%)	(6)	(2.1%)	(27)	(0.9%)	(10)
Net investment results	5.1%	66	4.0%	52	5.9%	65
Related assets at year end		**1,262**		**1,294**		**1,289**
Total General Account assets (b)						
Net investment income	4.9%	414	5.1%	401	5.5%	419
Net realized gains (losses)	1.9%	163	2.3%	179	6.4%	493
Net investment results	6.9%	577	7.3%	580	11.9%	912
Total General Account assets at year end		**8,749**		**8,025**		**7,790**
Separate Account assets		439		225		68
Investments in companies accounted for under the equity method		–		–		–
TOTAL INVESTED ASSETS AT YEAR END		**9,188**		**8,250**		**7,858**

(a) *Yields are calculated on the basis of average beginning and end of period asset carrying value for each asset category. All amounts are converted into French francs from local currency at year-end exchange rates.*
(b) *Includes net investment results for invested assets not detailed in the table above.*

OTHER LIFE AND SAVINGS OPERATIONS

The following tables present the operating results for the other life and savings operations of AXA, which include the Netherlands, Italy, Spain, Portugal, Austria, Hungary, Luxembourg, Switzerland, Canada, Morocco and Turkey, for the years indicated.

OPERATING RESULTS	Years ended December 31,		
(in euro millions)	2000	1999	1998
Gross premiums written	2,239	2,025	2,275
Change in unearned premium reserve	–	(2)	(2)
Net investment results	810	807	752
Total revenues	3,049	2,829	3,024
Insurance benefits and claims	(2,539)	(2,411)	(2,582)
Reinsurance ceded, net	3	5	(8)
Insurance acquisition expenses	(174)	(162)	(163)
Administrative expenses	(122)	(127)	(126)
Operating income	218	135	145
Income tax expense	(73)	(52)	(70)
Equity in income (loss) of unconsolidated entities	1	4	(2)
Amortization of goodwill, net	(6)	(3)	(1)
Minority interests	(10)	(3)	(15)
NET INCOME	131	81	57

GROSS PREMIUMS WRITTEN	Years ended December 31,		
(in euro millions)	2000	1999	1998
The Netherlands	924	875	835
Italy	390	343	276
Spain	420	333	315
Other countries	505	474	849
TOTAL	2,239	2,025	2,275

NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
The Netherlands	55	40	49	55	40	38
Italy	44	25	(3)	44	25	(3)
Spain	18	1	9	12	1	7
Other countries	24	17	19	21	15	16
TOTAL	141	83	74	131	81	57

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

The Netherlands. *Gross life insurance premiums rose by 5.6% due to premium rate increases in health insurance and the introduction of a new single premium universal life insurance product.*

The contribution to AXA's consolidated net income in 2000 increased by €15 million from 1999. The contribution specific to the life insurance business was €52 million or an increase of €3 million in 2000 as compared to 1999. The underwriting margin deteriorated by €11 million, primarily due to lower surrender penalties levied on mortgage products (decrease of €4 million) and higher mortality experience on traditional savings products (decrease of €3 million). General expenses rose by €11 million due to higher costs related to early retirement, offset by the €23 million improvement in the net investment result attributable to realized gains (€10 million) and higher fees on separate account products (€8 million) due to growth in separate account assets.

The health insurance business contribution was €3 million in 2000, up €12 million from 1999, of which some non-recurring events accounted for €5 million (after tax). Some of these non-recurring events (the sale of the unprofitable line of business, an audit of claims files and the resolution of administrative backlogs, and the 11% increase in premium rates implemented at the beginning of 2000 are in line with the company's recovery objectives.

Italy. *Gross premiums increased by 13.8% in 2000 due to strong growth in separate account product sales, which accounted for 50% of all gross premiums in 2000.*

The contribution to AXA's consolidated net income increased by €19 million (€23 million, on a comparable basis, that is, excluding the impact of the deconsolidation of Eurovita). The increase was primarily due to an improvement in the underwriting margin (€20 million, group share) due to (i) the release of a provision for interest rate risks established in 1999 and (ii) growth in new business (€6 million). The net investment result decreased by €4 million, with the €5 million increase in realized gains on equity investments in 2000 not sufficient to offset the positive impact in 1999 from the release of an impairment provision established on South American government bonds.

Spain. *Net income increased by €11 million in 2000. In 1999, a non-recurring expense of €12 million related to changes in the mortality tables used to calculate insurance reserves for annuities.*

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

The Netherlands. *On a comparable basis, gross premiums for the life and health insurance operations in the Netherlands increased by 1.5% in 1999. The level of activity in the life insurance operations declined by 3.9% as a result of the termination of certain products offered to customers at January 1, 1999. On a comparable basis, gross premiums on health insurance products increased by 14.1% due to an increase in premium rates in line with market trends. After eliminating disability income posted in 1998 under property and casualty insurance and taking into account AXA's increase in ownership interest, the contribution to AXA's consolidated net income of €40 million in 1999 represented a small decrease of €5 million compared to 1998. The life insurance business contribution to net income of €49 million. The health insurance business contribution had a net loss of €9 million because of continued underwriting losses despite an increase in premium rates, which became effective in the beginning of 1999.*

Italy. *Growth in gross premiums increased by 24.2% primarily due to new distribution networks (financial advisors and bank distribution arrangements). This growth principally related to the separate account (unit-linked) products, which represented 41% of gross premiums in 1999 as compared to 19% in 1998. The contribution to AXA's consolidated net income 1999 was €28 million higher as compared to 1998. This increase was primarily due to a partial recovery of €7 million impairment provision established in 1998 on South American government bonds*

Spain. Gross premiums increased by 6.0% due to the success of a new separate account (unit-linked) product launched in June 1999. Separate Account products accounted for 16.5% of gross premiums in 1999. The contribution to AXA's consolidated net income decreased by €6 million (group share) in 1999 as compared to 1998. This decrease related to an increase in insurance reserves due to the use of new mortality tables, which decreased net income by €13 million (group share).

PROPERTY AND CASUALTY SEGMENT

GROSS PREMIUMS WRITTEN	Years ended December 31,		
(in euro millions)	2000	1999	1998
France	4,001	3,926	4,179
Germany	3,085	2,766	2,473
United Kingdom	2,683	2,008	905
Belgium	1,297	1,285	1,310
Other countries	4,513	3,607	3,023
TOTAL	**15,579**	**13,593**	**11,889**

NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
France	274	244	158	274	244	158
Germany	152	66	108	135	42	68
United Kingdom	(239)	12	28	(162)	8	19
Belgium	169	240	249	169	239	136
Other countries	(123)	74	12	(110)	33	(3)
TOTAL before impact of exceptional operations	234	636	558	306	566	379
Impact of exceptional operations	–	(23)	–	–	(13)	–
TOTAL	**234**	**614**	**558**	**306**	**554**	**379**

In 2000, property and casualty gross premiums accounted for 19% of AXA's consolidated gross revenues and 24% of AXA's gross insurance premiums compared (1999: 20% and 25%, respectively). Although the property and casualty markets in Europe were characterized as difficult markets, with intense price competition, all countries reported higher levels of business in 2000 as compared to 1999.

The contribution to AXA's consolidated net income (excluding the impact of exceptional operations) decreased by €260 million in 2000 due to the strengthening of insurance reserves in the United Kingdom, lower net income from Belgium (which had significant realized gains in 1999), and a decrease in net income from the other property and casualty operations as a result of strengthening of insurance reserves in Italy and Ireland, and a valuation allowance established in Morocco. The German property and casualty operations had a significant increase in the net income contribution largely due to the positive impact of tax reform in 2000. The French property and casualty operations had a higher net income contribution in 2000 due to an improved claims ratio, despite the increased insurance cost in 2000 from the December 1999 storms in Western Europe.

ANALYSIS BY PROPERTY AND CASUALTY OPERATION

PROPERTY AND CASUALTY OPERATIONS – FRANCE

The following table presents the operating results for the property and casualty operations in France for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	4,001	3,926	4,179
Change in unearned premium reserves	(1)	38	9
Net investment results (a)	717	775	478
Total revenues	4,718	4,739	4,666
Insurance benefits and claims	(3,395)	(3,582)	(3,225)
Reinsurance ceded, net (b)	105	415	(28)
Insurance acquisition expenses	(514)	(521)	(585)
Administrative expenses	(500)	(703)	(554)
Operating income	413	350	274
Income tax expense	(132)	(96)	(109)
Amortization of goodwill, net	(8)	(9)	(7)
NET INCOME	274	244	158

The following two footnotes apply to all tables that present the operating results of operations within the Property and Casualty Segment and the International Insurance sub- sections.
(a) Includes investment income, net of investment expenses and interest expense on short-term and long-term debt, and net realized investment gains or losses.
(b) Includes the net result of premiums, insurance benefits and claims and commissions ceded under reinsurance contracts.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Gross premiums written increased by 2.0% in 2000 and were stable on a comparable basis as compared to 1999[1]. Gross premiums written on personal automobile insurance increased by only 0.2% and accounted for 34% of gross premiums. Gross premiums written on commercial automobile insurance increased by 1.3% and accounted for 10% of gross premiums. Gross premiums written on property insurance decreased by 1.7% and accounted for 32% of gross premiums. Premium rate increases were gradually implemented in 2000 and should lead to an increase in commercial property gross premiums in 2001. The aforementioned decreases in gross premiums were offset by growth in gross premiums written on construction risk of 7.7%, which accounted for 5% of total premiums, and by the 300 basis point increase in natural catastrophe insurance premium rates.

The net investment result decreased by €58 million due to the decline in realized gains on the sale of equity securities (€323 million in 2000 as compared to €473 million in 1999). In 1999, exceptional gains were realized on Paribas and Elf equity securities tendered in public offers of exchange of €386 million (€299 million after tax). In 2000, among other things, a gain of €75 million (€60 million after tax) was realized on the sale of ordinary shares of AXA held by the subsidiary. The pursuit of the real estate disposal program and the recovery in the property market led to realized gains of €19 million as compared to realized losses of €33 million in 1999. Investment income increased by €50 million due to an increase in dividends received of €26 million, and to a significant increase in interest income earned on cash and equivalents, attributable to the increase in short-term interest rates (up €28 million).

(1) Including the elimination of e 85 million in gross premiums transferred from the AXA Corporate Solutions Insurance portfolio.

Insurance claims (gross of reinsurance) decreased by €186 million in 2000. In 1999, insurance claims were adversely impacted by the cost of the December 1999 storms in France (€591 million after the release of catastrophe equalization reserves), but benefited from the reduction of future claims handling costs. In 2000, an additional charge of €295 million was recorded in respect of the December 1999 storms, after €27 million of the equalization reserve was used to cover such costs. To cover future risks of this type, the catastrophe equalization reserve was increased by €48 million in 2000, bringing the total reserve to €112 million at December 31, 2000. The portfolio transfer from AXA Corporate Solutions Insurance increased insurance claims by €67 million in 2000. Excluding these events, insurance claims (gross of reinsurance) decreased by €70 million in 2000 due to (i) an improvement in the claims ratio for the current accident year by 20 basis points (excluding the storms) to 78.5% in 2000 as compared to 78.7% in 1999, and (ii) to favorable loss reserve development (€45 million in 2000 as compared to €16 million in 1999).

The net reinsurance ceded result decreased by €310 million, primarily due to the reinsured amount of claims related to the December 1999 storms (€449 million in 1999 and €229 million in 2000). Consequently, the insurance cost of these storms for the French property and casualty operations was €143 million in 1999 and €65 million in 2000. The net reinsurance ceded result was also adversely impacted in 2000 by changes in the price of natural catastrophe reinsurance cover as compared to 1999. Taken together, these items resulted in a deterioration in the claims ratio[1] for all accident years to 81.6% in 2000 as compared to 79.5% in 1999.

Acquisition expenses were stable. Excluding the €199 million provision relative to the strategic change program in 1999 (€124 million after tax), administrative expenses decreased by only €4 million. The expense ratio[2] was unchanged at 26.5% in 2000 as compared to 1999. The combined ratio[3] was 108.1% in 2000 as compared to 106.0% in 1999, after excluding the impact of the provision for the strategic change program. Excluding the impact of the December 1999 storms and equalization reserves, the combined ratio was 105.1% in 2000 as compared to 107.5% in 1999.

Income tax expense reflected the unfavorable impact of the 2001 French Finance Act on the taxation of dividends received in respect of investments in participating interests (€14 million).

The contribution to AXA's consolidated net income was €274 million in 2000 as compared to €244 million in 1999. This increase reflected ongoing improvement in the claims ratio and profitability in a highly competitive market.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

On a comparable basis, gross premiums written decreased by 1.1% in 1999 as compared to 1998. Gross premiums written on automobile insurance decreased by 1.7% and accounted for 45% of gross property and casualty premiums. The decrease was due to intense premium rate competition affecting both new business and renewal business. Gross premiums written by Direct Assurance in 1999 totaled €109 million, or an increase of 18.2% on a comparable basis, in 1999 as compared to 1998. Gross premiums written on property insurance decrease by 3.1% and accounted for 32% of gross property and casualty premiums. This decrease was due to more stringent underwriting standards adopted in 1998 with the objective of increasing profitability rather than business volume.

(1) Claims ratio: The ratio of incurred claims and claims handling expenses to premiums earned, net of reinsurance ceded.
(2) Expense ratio: The ratio of property and casualty operating expenses (acquisition and administrative) to premiums earned, net of reinsurance ceded.
(3) Combined ratio: The sum of claims ratio and the expense ratio, both of which are net of reinsurance ceded.

The net investment result increased by € 296 million, largely due to the € 279 million increase in realized gains in 1999, including gains totaling €386 million on Paribas and Elf securities tendered in connection with public offers of exchange. The increase in realized gains was partly offset by realized losses of €12 million on the sale of fixed maturity securities in 1999 as compared to realized gains of €43 million in 1998.

With regard to insurance claims, the claims ratio was 79.5% in 1999, or a 210 basis point deterioration as compared to 1998, mainly due to the December 1999 storms in France. The cost of these storms totaled €591 million (net of reinsurance) after the utilization of €87 million from the equalization reserve in 1999. At December 31, 1999, the total equalization reserve was €88 million. Excluding the December 1999 storms, the 1999 claims ratio would have been 75.7%, which would constitute an improvement of 170 basis points largely due to a reduction in the reserve for claims handling expense after more refined methods were adopted for calculating the reserve.

In 1999, the net reinsurance ceded result improved by €443 million due primarily to the recoveries related to natural catastrophes at year-end 1999.

The decrease in acquisition expenses was attributed to the change in gross premiums and the application of a new commission rate schedule. Administrative expenses decreased by €43 million in 1999, before including the €199 million provision relating to the strategic change program being conducted by AXA France. Excluding this provision, the expense ratio was 26.5% in 1999, or an improvement of 100 basis points in 1999 as compared to 1998. In 1998, the expense ratio was adversely affected by additional costs relating to the integration of the property and casualty operations. The combined ratio was 111.3% in 1999 as compared to 104.8% in 1998. Excluding the aforementioned provision for change program costs, the combined ratio would have been 106.0%, primarily due to the December 1999 storms.

Income tax expense decreased by €15 million as a result of the decrease in the effective tax rate and a higher level of realized gains, which were subject to a lower rate.

Net income increased by €82 million, primarily due to the increase in net investment results attributable to realized gains on securities tendered in the Paribas and Elf public offers of exchange. This increase was offset partly by the establishment of a provision to cover costs in connection with the strategic change program and the December 1999 storms.

Analysis of Investment Results

The following table summarizes the net investment results of the French property and casualty operations for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

PROPERTY AND CASUALTY OPERATIONS FRANCE	Years ended December 31,					
	2000		1999		1998	
(in euro millions, except percentages)	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	6.1%	227	5.8%	224	6.4%	253
Net realized gains (losses)	–	–	(0.3%)	(12)	1.1%	43
Net investment results	6.1%	228	5.5%	211	7.5%	296
Related assets at year end		**3,713**		**3,785**		**3,964**
Equity investments:						
Net investment income	2.8%	83	2.3%	57	2.3%	46
Net realized gains (losses)	11.0%	323	19.3%	473	7.1%	138
Net investment results	13.9%	405	21.6%	529	9.4%	184
Related assets at year end		**3,178**		**2,673**		**2,222**
Real estate:						
Net investment income	1.5%	17	1.8%	21	(0.3%)	(3)
Net realized gains (losses)	1.6%	19	(2.8%)	(33)	0.1%	1
Net investment results	3.1%	36	(1.1%)	(13)	(0.2%)	(2)
Related assets at year end		**1,136**		**1,194**		**1,157**
Total invested assets (b)						
Net investment income	4.7%	431	4.5%	375	4.7%	344
Net realized gains (losses)	3.8%	346	5.3%	450	2.4%	172
Net investment results	8.5%	777	9.8%	825	7.1%	516
TOTAL INVESTED ASSETS AT YEAR END		**9,215**		**9,050**		**7,781**

(a) *Yields are calculated on the basis of the average beginning and end of period asset carrying value for each asset category.*
(b) *Including net investment results from other invested assets not detailed in table above.*

PROPERTY AND CASUALTY OPERATIONS - GERMANY

The following table presents the operating results for the property and casualty operations in Germany for the years indicated.

OPERATING RESULTS (in euro millions)	2000	Years ended December 31,		
		1999 Pro-forma (a)	1999	1998
Gross premiums written	3,085	3,145	2,766	2,473
Change in unearned premium reserves	4	21	137	20
Net investment results	411	488	471	362
Total revenues	3,500	3,654	3,375	2,855
Insurance benefits and claims	(2,357)	(2,500)	(2,321)	(1,953)
Reinsurance ceded, net	(33)	31	38	29
Insurance acquisition expenses	(396)	(477)	(436)	(346)
Administrative expenses	(541)	(522)	(455)	(393)
Operating income	172	185	201	192
Income tax expense	5	(108)	(116)	(83)
Equity in income (loss) of unconsolidated entities	1	2	2	1
Amortization of goodwill, net	(26)	(24)	(21)	(2)
Minority interests	(17)	(23)	(24)	(40)
NET INCOME	135	32	42	68

(a) Established on the basis of 12 months of operations for former GRE subsidiaries, which were acquired in May 1999.

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Year Ended December 31, 2000 compared to Year Ended December 31, 1999

On a comparable basis[1] gross premiums written decreased by 0.3% in 2000 as compared to 1999 due to intense premium rate competition in the German market and the restructuring of the Albingia portfolio.

The net investment result decreased by €77 million due to a lower level of dividends received in respect of "special fund" investments.

Insurance claims decreased by €143 million. The claims ratio for all accident years improved by 80 basis points to 77.3% in 2000 as compared to 1999. There was further unfavorable loss reserve development in 2000 of €145 million, particularly on marine, engineering and corporate liability insurance business. These losses were offset by the release of €205 million of equalization reserves before tax, or €111 million (net group share). The current accident year claims ratio for automobile insurance was stable at 90% in 2000.

The decrease in the net reinsurance ceded result was due to fewer large claims in 2000 as compared to 1999, which included the impact of the December 1999 storms in Western Europe. It also reflects the realignment of Albingia's reinsurance contracts with non-proportional treaties.

The expense ratio decreased to 31.8% in 2000 from 33.3% in 1999, reflecting staff reductions in the operations following the integration of Albingia.

As a result of these events, the combined ratio was 109.1% in 2000 as compared to 111.5% in 1999.

The net decrease in income tax expense was attributable to the reduction in the tax rate from 49% to 40% in 2000.

The contribution to AXA's consolidated net income was €135 million in 2000, or an increase of €99 million as compared to 1999. The increase was primarily due to the impact of tax reform (€85 million, group share and on a constant structural basis) and the increase in AXA's ownership in AXA Colonia in 2000 to 91% at December 31, 2000 (€13 million).

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

The 1999 gross premiums written included €352 million from Albingia for the post-acquisition period, as it was acquired in connection with the GRE acquisition in May 1999. Excluding Albingia, gross premiums written decreased by 0.8% on a comparable basis. Intense competitive pressures, particularly in automobile and commercial risk insurance (which accounted for 27 % and 5% of gross property and casualty premiums, respectively), combined with a difficult economic market, continued to exert downward pressure on premium rates. Gross premiums written by the direct marketing insurance subsidiary Sicher Direct totaled €80 million, or an increase of 33.4%.

Excluding Albingia, net investment results increased by €57 million to €419 million in 1999 as compared to 1998. This increase was attributable to investment income related to the restructuring of AXA Colonia's special funds.

Insurance claims, which totaled €1,971 million, were affected adversely by large claims in commercial risk insurance and by the increase in claims frequency in automobile insurance in 2000. On a comparable basis, the claims ratio for all accident years was 79.6%, or a deterioration of 240 basis points as compared to 1998.

Excluding Albingia, acquisition expenses and administrative expenses increased by €9 million. The expense ratio increased to 32.9% in 1999 from 30.1% in 1998, due primarily to the decline in average premiums. The combined ratio was 112.5% in 1999 as compared to 107.4% in 1998.

(1) Includes 12 months of operations for Albingia, which were acquired in connection with the acquisition of GRE in May 1999.

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Excluding Albingia, income tax expense remained constant in 1999 as compared to 1998, after the exclusion of non-recurring items, which reduced income tax expense by €23 million in 1998.

Net income totaled €42 million and included a €35 million from the direct marketing insurance operations as these operations are still in the development phase, and a loss of €3 million from Albingia for the post-acquisition period as it included goodwill amortization of €8 million. Overall, the net income was affected adversely by the underwriting results.

Analysis of Investment Results.

The following table summarizes the net investment results of the property and casualty operations in Germany for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

PROPERTY AND CASUALTY OPERATIONS GERMANY (in euro millions, except percentages)	Years ended December 31,					
	2000		1999		1998	
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	5.2%	139	5.1%	147	5.8%	118
Net realized gains (losses)	–	–	(0.1%)	(3)	0.4%	10
Net investment results	5.2%	140	5.1%	145	6.2%	128
Related assets at year end		2,611		2,772		2,130
Equity investments:						
Net investment income	6.9%	245	8.6%	300	6.7%	159
Net realized gains (losses)	0.8%	28	0.8%	29	0.4%	8
Net investment results	7.7%	273	9.4%	329	7.0%	167
Related assets at year end		3,655		3,480		2,486
Real estate:						
Net investment income	4.7%	23	6.5%	34	5.7%	25
Net realized gains (losses)	7.8%	39	0.7%	4	2.9%	9
Net investment results	12.5%	62	7.2%	37	8.6%	34
Related assets at year end		465		529		413
Total invested assets (b)						
Net investment income	5.6%	416	6.4%	488	6.0%	320
Net realized gains (losses)	0.5%	34	0.6%	42	0.7%	37
Net investment results	6.1%	450	7.0%	530	6.7%	357
TOTAL INVESTED ASSETS AT YEAR END		7,375		7,472		5,675

(a) Yields are calculated on the basis of average beginning and end of period asset carrying value for each asset category.
(b) Including net investment results from other invested assets not detailed in table above.

PROPERTY AND CASUALTY OPERATIONS – UNITED KINGDOM

The following table presents the operating results for the property and casualty operations in the United Kingdom for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,			
	2000	**1999** **Pro-forma (a)**	**1999**	**1998**
Gross premiums written	2,683	2,565	2,008	905
Change in unearned premium reserves	(2)	84	57	(19)
Net investment results	376	257	200	102
Total revenues	**3,057**	**2,906**	**2,265**	**988**
Insurance benefits and claims	(2,369)	(2,006)	(1,564)	(649)
Reinsurance ceded, net	(60)	(66)	(53)	(34)
Insurance acquisition expenses	(694)	(610)	(516)	(135)
Administrative expenses	(269)	(280)	(168)	(125)
Operating income	**(334)**	**(56)**	**(36)**	**45**
Income tax expense	111	34	29	(16)
Amortization of goodwill, net	(15)	(6)	(4)	–
Minority interests	77	14	6	(9)
NET INCOME	**(162)**	**(15)**	**(5)**	**19**
Impact of exceptional operations (b)	–	13	13	–
Net income excluding impact of exceptional operations (b)	**(162)**	**(2)**	**8**	**19**
Average exchange rates : £ 1,00 = €	1.64	1.52	1.52	1.49

(a) *Established on the basis of 12 months of operation for former GRE subsidiaries, which were acquired in May 1999.*
(b) *The exceptional operations related to the acquisition of GRE, acquired in May 1999.*

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

On a comparable basis, gross premiums increased by 1.6%, or by 3.3% after taking account of the decision to cease writing certain types of business primarily relating to certain London Market business that was not transferred to AXA Corporate Solutions (International Insurance Segment). Gross premiums written on automobile insurance increased by 8.7% and accounted for 46% of gross property and casualty premiums. The increase reflected the increase in premium rates that took effect in the beginning of 2000 and growth in the insurance portfolio attributable to business with affinity groups.

The change in the unearned premium reserve was primarily due to the decrease in gross premiums on business that has been put into run-off.

On a comparable basis, the net investment result increased by 35% in 2000 as compared to 1999, mainly due to an increase in net realized gains of €97 in 2000 as compared to 1999. AXA Insurance took advantage of the favorable market conditions prevailing in 2000 to realize a portion of its unrealized gains in its equity investments. Investment income rose by 4% in 2000 as compared to 1999.

The claims ratio for all accident years deteriorated by 1,340 basis points[1] to 90.5% in 2000, due to a €395 million pre-tax increase in insurance reserves (€277 million after tax). The increase included €95 million (€67 million after tax) in respect of business written by former GRE subsidiaries prior to its acquisition by AXA in 1999. The €67 million was charged against shareholders' equity as a purchase accounting adjustment. The remaining increase in the insurance reserves was primarily due to the deterioration in the automobile and casualty claims experience in the UK market and a review of the insurance risks in the portfolios, which reduced net income by €125 million (group share). The claims ratio for all accident years was also impacted by a series of floods that occurred in the fourth quarter 2000 of €79 million, net of reinsurance and before tax (€55 million net group share).

The expense ratio increased by 190 basis points to 37.4% in 2000 as compared to 1999, primarily due to an increase in commission rates and expenses relating to the implementation of AXA Shared Services Limited (an information technology services company), which increased the expense ratio by 100 basis points.

The combined ratio increased from 112.6% in 1999 to 128% in 2000 (116% excluding reserve strengthening).

The increase in goodwill amortization was due to the buyout of minority interests in Sun Life & Provincial Holdings in July 2000. On a constant exchange rate and structural basis (and based on ownership of 56%), the contribution to AXA's consolidated net income decreased by €103 million, primarily due to the strengthening of insurance reserves.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

The gross premiums written in 1999 included €874 million from the former GRE subsidiaries for the eight-month post-acquisition period, as GRE was acquired in May 1999. There was an 18% decrease in gross premiums written over a twelve month period due to the adoption of a more stringent risk underwriting policy in automobile insurance and the decision to cease underwriting unprofitable business from GRE (particularly the marine portfolio).

(1) Changes in ratios are based on 1999 pro forma information and, therefore, included 12 months of operations the former GRE subsidiaries.

Gross premiums earned by AXA Insurance totaled €1,134 million, or an increase of 22.9% in 1999 as compared to 1998 and on a comparable basis. After taking account of the impact of the Thomas Cook travel insurance contract written in 1999 of €91 million, the increase in gross premiums was 12.9%, with a total of 230,000 new contracts added to the portfolio of business. The increase was mainly attributable to automobile insurance products sold through the broker network, up 33.2% despite the adoption of higher automobile insurance rates to improve profitability and higher sales volume through the direct marketing insurance operations. The relatively modest 0.3% increase in gross premiums from other lines of business, which accounted for 47% of gross property and casualty premiums, was due to the decision to cease selling unprofitable products, and to the decrease in premiums from the business portfolio put into run-off during the period.

Net investment results included a €45 million contribution from GRE subsidiaries realized in the eight-month post-acquisition period. The amount contributed by GRE was affected by the increase in interest rates in 1999. Excluding the impact of GRE, AXA Insurance reported a strong increase in net investment results of €53 million. This included an increase in realized gains of €67 million, primarily due to the sale of equity securities under favorable market conditions, and a slight decline in investment income (down 5%, principally on fixed maturity securities). Net investment results for the prior year were adversely affected by the Asian financial market crisis (negative impact of €27 million).

Insurance claims included €799 million from GRE subsidiaries, whose claims ratio for all accident years was 80.8%, primarily due to negative underwriting results on automobile insurance policies sold through automobile dealerships. In 1999, Guardian Insurance ceased underwriting new business from this source and substantially increased premium rates on renewals. The AXA Insurance claims ratio for all accident years was 74.1%, an improvement of 180 basis points in 1999 as compared to 1998. The low claims ratio in respect of Thomas Cook travel insurance business offset the deterioration in the automobile claims ratio for all accident years due to the higher average cost of bodily injury claims. Excluding the Thomas Cook contract, the claims ratio for all accident years increased by 60 basis points to 76.5% in 1999.

In 1999, the net reinsurance ceded represented a charge of €40 million for GRE subsidiaries and a charge of €13 million for AXA Insurance. This can be compared to AXA Insurance's charge of €34 million in 1998. This improvement was due primarily to the negotiation of more favorable terms in 1999 and higher retention on excess of loss treaties.

Acquisition expenses and administrative expenses were €363 million for AXA Insurance and €320 million for GRE subsidiaries. They included restructuring costs incurred in connection with the operational integration of GRE subsidiaries (€38 million, of which €35 million was charged to AXA Insurance). Excluding these restructuring costs, the expense ratio for AXA Insurance increased by 160 basis points to 32.2% in 1999 as compared to 1998, primarily due to high commissions paid on the Thomas Cook contract. Excluding the impact of this contract, the expense ratio improved by 70 basis points to 29.9% in 1999. Excluding restructuring costs, the 1999 combined ratio of AXA Insurance and the GRE subsidiaries was 106.3% and 114.0%, respectively.

Net loss totaled €5 million, with AXA Insurance contributing net income of €26 million and the GRE subsidiaries providing a loss of €30 million.

Analysis of Investment Results

The following table summarizes the net investment results of the property and casualty operations in the United Kingdom for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

PROPERTY AND CASUALTY OPERATIONS UNITED KINGDOM (in euro millions, except percentages)	Years ended December 31,					
	2000		1999		1998	
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	6.3%	131	6.3%	100	9.1%	58
Net realized gains (losses)	(0.5%)	(11)	(0.7%)	(13)	203.8%	13
Net investment results	5.8%	120	5.6%	86	11.1%	71
Related assets at year end		**1,968**		**2,035**		**737**
Equity investments:						
Net investment income	3.0%	56	2.9%	51	4.0%	20
Net realized gains (losses)	10.4%	195	3.5%	81	0.7%	3
Net investment results	13.4%	251	6.4%	133	4.7%	24
Related assets at year end		**1,709**		**1,926**		**532**
Total invested assets (b)						
Net investment income	4.6%	206	4.5%	156	6.9%	84
Net realized gains (losses)	4.0%	180	1.8%	77	1.3%	16
Net investment results	8.7%	386	6.3%	234	8.2%	101
TOTAL INVESTED ASSETS AT YEAR END		**4,246**		**4,401**		**1,353**

(a) Yields are calculated on a constant structural basis (that is, excluding GRE investment result for 1999) and on the basis of average beginning and end of period asset carrying value for each asset category.
(b) Including net investment results from other invested assets not detailed in table above.

PROPERTY AND CASUALTY OPERATIONS - BELGIUM

The following table presents the operating results for the property and casualty operations in Belgium for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	1,297	1,285	1,310
Change in unearned premium reserves	6	26	14
Net investment results	408	446	568
Total revenues	1,711	1,757	1,892
Insurance benefits and claims	(1,085)	(1,082)	(1,138)
Reinsurance ceded, net	(3)	(14)	(3)
Insurance acquisition expenses	(288)	(291)	(215)
Administrative expenses	(114)	(118)	(310)
Operating income	221	253	226
Income tax expense	(30)	6	31
Amortization of goodwill, net	(22)	(18)	(7)
Minority interests	–	(1)	(113)
NET INCOME	169	239	136

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

On a comparable basis, gross premiums written increased by 1.5%. Gross premiums written on automobile insurance increased by 2.5% and accounted for 42% of gross property and casualty premiums in 2000. This increase was primarily due to (i) a 1.6% increase in the personal automobile portfolio from the development of supplemental coverage (excluding casualty) and alternative distribution channels, and (ii) a 7.8% increase in gross premiums written on commercial automobile insurance due to premium rate increases and new motor fleet business. For the automobile insurance portfolio as a whole, new premiums rates that became effective in June 2000 resulted in a 2% increase in the average premium. Gross premiums written on property insurance increased by 2.2% in 2000 and accounted for 21% of gross property and casualty premiums. The increase was due to growth in fire and industrial risks insurance business. The increases were partly offset by a 2.4% decrease in gross premiums written on workers' compensation insurance, which accounted for 18% of gross property and casualty premiums. This decrease was due to lower rates and business attrition in a highly competitive market.

The net investment result decreased by €38 million, of which €6 million was due to lower returns on real estate assets following an internal restructuring of the investment portfolio completed in 1999 and the decision to increase holdings in equity investments. The level of realized gains decreased overall by €34 million in 2000, with realized gains on equity securities totaling €77 million, or a decrease of €120 million in 2000 as compared to the exceptionally high level recorded in 1999. This decrease was partially offset by non-recurring realized gains of €73 million on real estate assets and by realized gains of €10 million on fixed maturities.

The 2000 claims ratio for all accident years was virtually unchanged as compared to 1999 at 83.4%. Excluding the favorable impact of the decision to cease writing new business on the reinsurance portfolio, the claims ratio for the current accident year deteriorated by 210 basis points due to large industrial fire claims and higher claims experience in workers' compensation and automobile insurance lines. There was favorable loss reserve development of €29 million, primarily in the automobile insurance portfolio.

Administrative and acquisition costs decreased by €6 million, while the expense ratio improved from 31.6% in 1999 to 31.4% in 2000. The combined ratio was stable at 114.8% in 2000 as compared to 1999.

Income tax expense increased by €18 million due to the high level of realized gains on equity investments recorded in 1999 that were not subject to tax.

The contribution to AXA's consolidated net income decreased by €54 million in 2000 due to the exceptionally high level of realized gains recorded in 1999.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

On a comparable basis, gross premiums written decreased by 1.6% in 1999 as compared to 1998. Gross premiums written on individual household insurance premiums remained constant and accounted for 17% of gross property and casualty premiums, with a 2% loss of contracts inforce offset by higher average premiums. Gross premiums written on automobile insurance increased by 1.2% and accounted for 43% of gross property and casualty premiums, due to higher premium rates. Gross premiums written on workers' compensation insurance increased slightly by 0.5% and accounted for 19% of gross property and casualty premiums. The decrease in premiums was primarily attributable to commercial fire insurance and the loss of several large contracts in a highly competitive market.

The net investment result decreased by €122 million due to an exceptionally high level of net realized gains in 1998. Investment income decreased by €20 million, primarily due to the sale of assets to fund the dividends paid.

On a comparable basis, the claims ratio for all accident years was 83.7%, or an improvement of 260 basis points in 1999 as compared to 1998. In 1998, the claims ratio was affected by the strengthening of annuity reserves in connection with changes to mortality tables for workers' compensation benefits (€14 million), and the strengthening of the claims reserves attributable to legal protection cover associated with automobile insurance of €22 million. Despite the increase in claims frequency in personal automobile cover, the claims experience improved by approximately 100 basis points due to a decline in large claims in workers' compensation insurance and the reduction in claims frequency in the personal household insurance.

Acquisition expenses and administrative expenses of €409 million, or a decrease of €116 million, in 1999 as compared to 1998. In 1998, a provision of €127 million was recorded to cover the cost of restructuring the property and casualty operations in Belgium. Excluding this provision, the expense ratio was 31.6% in 1999 as compared to 31.4% in 1998.

An income tax benefit of €6 million was recorded in 1999 as compared to an income tax benefit of €31 million in 1998. This decrease was due to the significant level of realized gains on the sale of equity securities in 1998, which are not taxed in Belgium.

Goodwill related to the acquisition of Royale Belge minority interests at the end of July 1998. The amortization charge in 1999 of €11 million reflected a charge for the full year as compared to 1998, which included a charge for the five-month post-acquisition period.

The increase in net income was attributable to the increase in AXA's ownership of AXA Royale Belge (99.8% at December 31, 1999, as compared to 47.6% through July 1998 and 98.7% at December 31, 1998). On a constant structural basis, the improvement in net income in 1999 as compared to 1998 was due to the restructuring reserve recorded in 1998, and to the improvement in the claims experience that was partly offset by the decline in realized gains in 1999.

Analysis of Investment Results

The following table summarizes the net investment results of the property and casualty operations in Belgium for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

PROPERTY AND CASUALTY OPERATIONS BELGIUM (in euro millions, except percentages)	Years ended December 31,					
	2000		1999		1998	
	Yields (a)	Amount	Yields (a)	Amount	Yields (a)	Amount
Fixed maturity investments:						
Net investment income	6.9%	212	6.9%	217	7.3%	22
Net realized gains (losses)	0.3%	9	0.0%	(1)	0.5%	15
Net investment results	7.2%	221	6.9%	215	7.8%	236
Related assets at year end		3,000		3,134		3,122
Equity investments:						
Net investment income	2.2%	18	2.1%	15	3.3%	30
Net realized gains (losses)	9.7%	77	26.5%	197	31.0%	281
Net investment results	11.9%	94	28.6%	213	34.3%	311
Related assets at year end		925		664		823
Total invested assets (b)						
Net investment income	5.7%	262	5.9%	269	6.3%	296
Net realized gains (losses)	3.2%	147	4.0%	184	6.2%	286
Net investment results	9.0%	409	9.9%	453	12.5%	583
TOTAL INVESTED ASSETS AT YEAR END		**4,553**		**4,563**		**4,612**

(a) Yields are calculated on the basis of average beginning and end of period asset carrying value for each asset category.
(b) Including net investment results from other invested assets not detailed in table above.

OTHER PROPERTY AND CASUALTY OPERATIONS

The other property and casualty operations include principally AXAs property and casualty operations in Italy, Spain, Canada, Ireland, the Netherlands, and Morocco, as well as its operations in Portugal, Austria, Hungary, Luxembourg, Switzerland, Turkey and countries in the Asia/Pacific region.

The following tables present the operating results for the other property and casualty operations for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
Gross premiums written	4,513	3,607	3,023
Change in unearned premium reserves	(218)	(51)	(13)
Net investment results	365	499	354
Total revenues	**4,660**	**4,055**	**3,364**
Insurance benefits and claims	(3,618)	(2,859)	(2,430)
Reinsurance ceded, net	92	51	66
Insurance acquisition expenses	(804)	(687)	(629)
Administrative expenses	(499)	(400)	(320)
Operating income	**(170)**	**159**	**51**
Income tax expense	86	(70)	(23)
Equity in income (loss) of unconsolidated entities	–	2	1
Amortization of goodwill, net	(39)	(17)	(16)
Minority interests	13	(41)	(16)
NET INCOME	**(110)**	**33**	**(3)**

GROSS PREMIUMS WRITTEN (in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
Italy	1,038	903	882
Spain	897	729	666
Canada	663	580	542
Ireland	424	257	–
The Netherlands	274	248	301
Morocco	139	88	60
Other countries	1,078	802	572
TOTAL	**4,513**	**3,607**	**3,023**

NET INCOME (in euro millions)	Years ended December 31,							
	Including Minority Interests				Group Share			
	2000	**1999 pro forma (a)**	**1999**	**1998**	**2000**	**1999 pro forma (a)**	**1999**	**1998**
Italy	(67)	–	–	(29)	(67)	–	–	(29)
Spain	6	(9)	(9)	(7)	5	(3)	(3)	(3)
Canada	13	11	11	22	13	11	11	21
Ireland	(37)	13	5	–	(21)	7	3	–
The Netherlands	(6)	1	1	(15)	(6)	2	2	(12)
Morocco	(27)	69	69	33	(14)	35	35	20
Other countries	(4)	(3)	(3)	10	(21)	(14)	(14)	(1)
TOTAL	**(123)**	**82**	**74**	**13**	**(110)**	**37**	**33**	**(3)**

(a) Established on the basis of 12 months of operations for former GRE subsidiary in Ireland, acquired in 1999.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Italy. Gross premiums written increased from €903 million in 1999 to €1,038 million in 2000, primarily due to business growth and an increase in the average premium in respect of automobile insurance. The premium rates increases were implemented before the Italian government enacted a premium rate freeze in April 2000.

The Italian property and casualty operations had a net loss of €67 million in 2000. The net loss was mainly due to an increase in the claims reserve for business written in prior years of €47 million (net group share) to cover the adverse deviation in the cost of claims related in particular to impending legislation concerning bodily injury claims and a provision established to cover possible fines for violations of anti-trust regulations (reducing net income by €17 million), partly offset by a deferred tax benefit recorded in reduction to provisions for premium cancellations that became deductible over seven years (increasing net income by €25 million). In 1999, the contribution to AXA's consolidated net income included a non-recurring release of €10 million provision relating to unexpired risks.

Excluding the non-recurring events in 2000 mentioned above, the net loss would have been €27 million, primarily due to a €23 million decrease in the net underwriting result from a deterioration in the current claims ratio of 860 basis points (91.4% in 2000 as compared to 82.8% in 1999) following the premium rate freeze enacted by the Italian government, which was not offset by efforts to decrease insurance risk exposure. The expense ratio improved by 100 basis points to 25.3% (excluding the aforementioned provision for possible fines) due to a 15% increase in gross premiums.

Spain. Gross premiums written increased from €729 million in 1999 to €897 million in 2000 due to growth in the automobile insurance portfolio, which was positively impacted by growth in the average premium and the growing motor fleet business.

The contribution to AXA's consolidated net income was €5 million in 2000, a €8 million improvement as compared to 1999. Excluding Direct Seguros, net income was €9 million, or a €5 million increase as compared to 1999. The underwriting margin improved by €21 million (group share) due to a 410 basis point decrease in the claims ratio to 82.4%, principally related to an increase in the average automobile insurance premium. Conversely, the net investment result decreased by €10 million (group share) in 2000 as compared to 1999, a year in which several large gains were realized on real estate assets.

Direct Seguros provided a net loss of €4 million in 2000, or an improvement of €3 million as compared to 1999, primarily due to lower marketing expenses in 2000 as compared to prior years.

Canada. On a comparable basis, gross premiums written decreased by 0.9% in 2000 as compared to 1999, primarily due to AXA Canada's decision to gradually discontinue its unprofitable business. On a comparable basis, the contribution to AXA's consolidated net income was stable in 2000 as compared to 1999. The net investment result improved by €7 million due to higher gains realized on the sale of equity securities in a positive financial market environment. The claims ratio for all accident years remained unchanged at 69.5%. General expenses increased in 2000 due to the release of a €6 million provision in 1999. Excluding this item, the expense ratio improved by 100 basis points to 35.9% in 2000, reflecting lower expenditure on information technology and staff reductions.

Ireland. 1999 financial data for AXA Ireland was prepared on a pro forma basis to reflect 12 months of operations (the company was acquired on May 7, 1999).

Gross premiums written in 2000 increased by 8.9% as compared to 1999, primarily due to growth in automobile insurance, which accounted for 82% of gross property and casualty premiums. This increase was attributable to premium rate increases in the personal lines that came into effect in the beginning of 2000 and growth in the commercial lines.

The net investment result increased by €10 million due to a €3 million increase in interest income on bond investments and a €6 million increase in realized gains on equity investments.

The claims ratio for all accident years increased by 175 basis points to 102.2% in 2000 as compared to 1999. This deterioration was due to a €120 million increase in insurance reserves (€96 million after tax), including €63 million (€50 million after tax) for business written prior to AXA's acquisition of the company in May 1999. The €50 million was charged against shareholders' equity as a purchase accounting adjustment. The remaining increase in the insurance reserves primarily related to the automobile insurance portfolio, due to the increase in the average cost of bodily injury claims in Ireland and, as a result, reduced net income by €30 million (group share). In addition, the current claims ratio deteriorated by 80 basis points in 2000 mainly due to a €2 million provision recorded (after tax) due to the storms that occurred in the fourth quarter of 2000.

The expense ratio increased from 17.3% in 1999 to 18.7% in 2000, primarily due to an increase in commissions on automobile insurance as the Irish government removed the restriction on the amount of on such commissions.

The contribution to AXA's consolidated net income decreased by €28 million. On a constant structural basis (and on the basis of 56% ownership), the contribution to net income decreased by €27 million in 2000, primarily due to a higher claims ratio and an increase in general expenses.

The Netherlands. Gross premiums written increased by 10.6% in 2000 as compared to 1999 due to higher sales on automobile insurance products generated by the network of authorized agents. Net loss from the *property and casualty insurance business* was €4 million in 2000, stable as compared to 1999. The net investment result increased by €4 million due to a higher level of realized gains. The claims ratio for all accident years (net of reinsurance) deteriorated by 100 basis points to 71.6%. Net loss from the *brokerage business* was €2 million in 2000, or a decrease of €8 million as compared to 1999, primarily due to full amortization in 2000 of €8 million relating to the acquisition of three new brokers in that year.

Morocco. The €49 million decrease in 2000 was primarily attributable to realized gains of €27 million in connection with the acquisition of the Compagnie Africaine d'Assurance ("CAA") in 1999, and to a €31 million valuation allowance on non-consolidated equity investments in 2000.

Portugal. The €17 million contribution to AXA's consolidated net income included 12 months of operation of the former GRE branch office, as opposed to eight months of post-acquisition results in 1999. The €9 million increase in 2000 as compared to 1999 reflected a €16 million increase (group share) in the underwriting result, partly due to the release of a provision for unexpired risks. General expenses increased by € 8 million, principally due to a non-recurring campaign to promote the AXA trademark. The expense ratio improved by 50 basis points to 31.3%, attributable to significant gross premium growth.

Austria and Hungary. The €4 million contribution to AXA's consolidated net income in 2000 represented a €4 million decrease in 2000 as compared to 1999, attributable to a decrease in the underwriting results. The underwriting results were adversely impacted by premium rates, which are still too low. In addition, goodwill of €2 million in relation to the acquisition of a Hungarian pension fund was fully amortized in the year 2000.

Japan. Most of the net loss of €58 million of AXA Direct Japan was due to costs related to the start-up and promotion of its direct marketing operations. Since July 1999, AXA Direct has sold more than 42,000 contracts, of which 40% were sold over the Internet.

Hong Kong and Singapore. The increase in the net income contribution of both subsidiaries was primarily due to the fact that 2000 included a full-year of operating results as compared to 1999, which included only the post-acquisition results of the former GRE operations. The €6 million contributed by Hong Kong was due to favorable loss reserve development in the property insurance portfolio and a reduction in general expenses.

Turkey. The €3 million increase in the contribution to AXA's consolidated net income to €7 million in 2000 was mainly due to strong growth in gross premiums and a 1,430 basis point improvement in the claims ratio, particularly in respect of automobile insurance.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Italy. Gross premiums written increased by 2.5% in 1999 as compared to 1998, mainly due to a 4.9% increase in automobile insurance, which accounted for 63% of gross property and casualty premiums. The average premium rate increased by 7%, but that increase was largely offset by the reduction in the portfolio following the closure of unprofitable agencies and the impact of a lower volume of new automobile sales in 1999, as compared to 1998, following the expiration of incentives designed to support the automobile market.

Net income was break-even in 1999, principally due to an improvement in net investment results, including several significant realized gains (€19 million net group share), and in the combined ratio, which deteriorated by 740 basis points to 108.2% in 1999 as a result of (i) a selective underwriting policy implemented in 1997, (ii) reserve strengthening effected in 1998, and (iii) the 2.5% reduction in the expense ratio (to 26.3%) due to operating cost efficiencies.

Spain. Gross premiums written in AXA Aurora totaled €690 million in 1999, or 7.4% increase as compared to 1998, while Direct Seguros, which began operations in 1997, recorded gross premiums of €39 million. The increase in gross premiums recorded by AXA Aurora was primarily due to an increase in premium rates on automobile insurance, which accounted for 60% of gross property and casualty premiums. Excluding direct marketing insurance, net income of €4 million increased by €1 million as compared to 1998, due to realized gains of €30 million, offset by the deterioration in the claims ratio for all accident years that affected the market as a whole. The claims ratio for all accident years was 86.5% in 1999, a 710 basis point deterioration as compared to 1998, due to exceptional loss development for prior accident years in 1998. However, the claims ratio for the current accident year was stable overall, and improved significantly in automobile insurance due to the implementation of a more selective underwriting policy. The net loss recorded by Direct Seguros was €7 million.

Canada. Gross premiums written in 1999 increased 2.7% on a constant exchange rate basis due partly to partnership agreements initiated by AXA Canada with new brokers. Net income decreased by €10 million in 1999 as compared to 1998, mainly due to a reduction in the level of realized gains on the sale of equity securities, which was high in 1998, and to a 200 basis point deterioration in the claims ratio for all accident years. The deterioration reflected the impact of some significant commercial risk claims and bad weather conditions in Quebec in June and July of 1999. Excluding the impact of the freezing rainstorms in 1998, the claims ratio for all accident years deteriorated by 440 basis points.

Ireland. Gross premiums totaled €257 million in respect of the eight-month period following the GRE acquisition in May 1999. For the entire year, gross premiums increased by 10%, principally in the automobile insurance product line, which accounted for 81% of gross property and casualty premiums. Net income totaled €3 million and included realized losses of €6 million on disposals and goodwill amortization of €2 million. The combined ratio was 104.4%.

The Netherlands. On a comparable basis, gross premiums written decreased by 1.1% in 1999 as compared to 1998. This decrease was mainly due to a 2.2% increase in gross premiums written on automobile insurance premiums (which accounted for 39% of gross property and casualty premiums), which was more than offset by a 4.8% decrease in gross premiums written on fire insurance cover (which accounted for 32% of gross property and casualty premiums) as a result of a decision taken by AXA to follow the Year 2000 recommendations of the National Insurers' Federation. This decision led some brokers to transfer their business portfolios to other companies (generally U.S. companies) that did not exclude Year 2000-related risks from their coverage and were not members of the Millennium pool.

In 1999, the claims ratio for all accident years and the combined ratio (excluding broker-related business) were 70.7% and 112.7%, respectively (1998: 87.4% and 129.1%, respectively).

On a comparable basis, net income totaled €23 million (net group share), an improvement of €10 million in 1999 as compared to 1998. The improvement was primarily due to the fact that the 1998 net income was affected by provisions totaling €23 million (group share) established in that year: €19 million (group share) for membership in a Dutch insurance pool for commercial risks related to Year 2000 and €4 million for risks underwritten in the London market.

Morocco. In 1999, gross premiums written included €31 million from Compagnie Africaine d'Assurances, consolidated as of July 1, 1999, being the date of acquisition. On a comparable basis, gross premiums decreased by 6.9% in 1999 as compared to 1998, primarily due to the cancellation of large contracts, particularly in the automobile, fire, illness/accident and transport lines of business.

The €7 million increase in net income in 1999 as compared to 1998 was due primarily to the increase in net investment results (an increase of €25 million), partially offset by a 452 basis point deterioration in the claims ratio for all accident years to 108.4% in 1999 as compared to 1998. The deterioration in the claims ratio was mainly due to the strengthening of claims reserves which, in compliance with regulations, were calculated on the rate of settlements, which increased significantly in 1999. In addition, a mandatory change in estimates used to calculate workers' compensation benefits in 1998 led to significant favorable loss development. Excluding these non-recurring items, the claims ratio for the current accident year was stable.

Other countries. Gross premiums increased in most other countries, particularly in Austria and Hungary, and Switzerland (an increase of 9.6% and 6.4%, respectively). In Portugal, excluding gross premiums recorded by GRE's Portuguese branch (€29 million in 1999), gross premiums increased by 4.7%, outperforming the market as a whole. On a constant exchange rate and structural basis, and amidst a general economic slowdown, gross property and casualty insurance premiums recorded in the Asia/Pacific region decreased by 10.6% due to a more restrictive underwriting policy. Turkey, consolidated for the first time in 1999, contributed €139 million to gross premiums.

Other countries provided a net loss of €14 million in 1999, as compared to a net loss of €1 million in 1998, as follows: Portugal, €8 million (compared to €4 million in 1998); Austria and Hungary, €8 million (compared to €11 million in 1998); Luxembourg, €4 million (compared to €2 million in 1998); Switzerland, €2 million (compared to €2 million in 1998); Turkey, €4 million; and the Asian subsidiaries, a loss of €40 million (compared to a loss of €20 million in 1998), including a loss of €30 million from the direct marketing insurance company that was established in Japan in 1998 and began operating in 1999.

INTERNATIONAL INSURANCE SEGMENT

In 2000 and 1999, the International Insurance Segment accounted for 5% of AXA's gross revenues. The net income generated by the International Insurance Segment represented 6% of AXA's consolidated net income as compared to (3)% in 1999.

The following tables set forth certain summarized financial information for the International Insurance Segment for the years indicated.

GROSS PREMIUMS WRITTEN (in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
AXA Corporate Solutions			
– Reinsurance	2,124	1,385	1,359
– Insurance	1,097	1,400	1,096
– Cessions	76	34	15
Assistance	328	281	278
Other transnational activities	26	10	84
TOTAL	**3,651**	**3,109**	**2,833**

NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
AXA Corporate Solutions						
– Reinsurance	125	100	131	118	93	125
– Insurance	(17)	(153)	(87)	(17)	(151)	(86)
– Cessions	15	(7)	(3)	15	(7)	(3)
Assistance	12	12	11	12	11	10
Other transnational activities	10	3	11	10	2	(3)
TOTAL	**145**	**(47)**	**63**	**137**	**(51)**	**44**

AXA CORPORATE SOLUTIONS REINSURANCE

The following table presents the operating results of AXA Corporate Solutions Reinsurance (formerly AXA Reinsurance) for the years indicated.

OPERATING RESULTS	Years ended December 31,		
(in euro millions)	2000	1999	1998
Gross premiums written	2,124	1,385	1,359
Change in unearned premium reserves	(206)	(126)	(90)
Net investment results	345	335	308
Total revenues	**2,264**	**1,594**	**1,577**
Insurance benefits and claims	(1,193)	(1,114)	(1,102)
Reinsurance ceded, net	(324)	65	153
Insurance acquisition expenses	(522)	(349)	(402)
Administrative expenses	(77)	(55)	(59)
Operating income	**147**	**141**	**167**
Income tax expense	(7)	(36)	(31)
Amortization of goodwill, net	(15)	(5)	(5)
Minority interests	(7)	(6)	(6)
NET INCOME	**118**	**93**	**125**

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

As a result of the turnaround in the world reinsurance market observed since the end of 1999, gross premiums written increased by 53.4% to €473 million in 2000 as compared to 1999, or 34.1% on a comparable basis. Property insurance premiums increased by 38% and accounted for 92% of gross premiums. This increase was mainly due to the launch of a new program on natural catastrophe coverage in the United States and to an active presence in the retrocession market. Gross life reinsurance premiums increased by 24% in 2000 as compared to 1999, and accounted for 5% of gross premiums. This increase was due to growth in asset-based reinsurance products (coverage on a portfolio of separate account contracts).

The change in the unearned premium reserve of €80 million was in line with the increase in gross premiums. The portfolio mix did not change in 2000.

Realized gains totaled €108 million in 2000 as compared to €133 million in 1999. Despite the decline in realized gains, the net investment result increased by €10 million in 2000 as compared to 1999, primarily due to realized foreign exchange gains of €5 million as a result of the strength of the U.S. dollar in 2000 and higher yields on fixed maturity investments.

The claims ratio for all accident years improved by 1,190 basis points to 75.7% in 2000. The current accident year claims ratio improved due to the absence of major catastrophes (which had an impact of €99 million in 1999) and significant business growth. There was unfavorable loss reserve development of €63 million in 2000, which included €34 million on the special risks portfolio and €27 million in respect of the December 1999 storms in Europe. In addition, €33 million of catastrophe equalization reserves were released in 2000 as compared to €41 million in 1999.

The 200 basis point decrease in the retention rate and the ceding of reinsurance resulted in a €389 million decrease in the net reinsurance ceded. Ceded premiums totaled €462 million in 2000 as compared to € 252 million in 1999. In addition, a profit-sharing clause generated €116 million in 1999.

Acquisition expenses increased by 50% in 2000 as compared to 1999 in line with the increase in gross premiums. Administrative expenses increased by €22 million, primarily due to the costs associated with the creation of AXA Corporate Solutions, the development of new information systems and the acquisition of expertise in the new strategic businesses of AXA Corporate Solutions.

The €25 million increase in the contribution to AXA's consolidated net income was primarily due to the market recovery in natural catastrophe retrocessions in the 2000 renewal season.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

The international reinsurance market remained highly competitive and, as a result, gross premiums earned decreased by 13.7% in 1999 as compared to 1998 and on a comparable basis. Gross property reinsurance premiums decreased by 13% in 1999 as compared to 1998, which accounted for 89% of gross premiums in 1999. The decrease was due to unacceptably low premium rates on certain contracts and the impact of the decision not to offer coverage for Year 2000-related risks that was only partly offset by an increase from the underwriting and renewal of several large reinsurance treaties in the United States. Gross life reinsurance premiums totaled €68 million in 1999, a decrease of 23% as compared to 1998.

The €36 million increase in the change in unearned premium reserve was primarily due to the growth in proportional treaty business.

Net investment results increased by €27 million in 1999, attributable to stable investment income and a sustained level of realized gains (€202 million in 1999 as compared to €185 million in 1998) against a backdrop of strong financial market performance.

Insurance claims remained stable in 1999 as compared to 1998. Insurance costs related to natural catastrophes decreased to €99 million in 1999 as compared to €267 million in 1998. However, the claims ratio for the current accident year deteriorated sharply as the downward cycle in the world reinsurance market continued. Hurricane Floyd resulted in insurance costs before retrocessions of €70 million in 1999. Unfavorable loss reserve development in respect of prior accident years was €10 million in 1999, primarily due to reserve strengthening mainly in connection with Hurricane George. There was favorable loss reserve development in respect of prior accident years of €36 million in 1998.

The net result on reinsurance ceded decreased by €87 million, as insurance benefits ceded in 1998 of €133 million was particularly high due to the large number of significant claims that occurred during the period. As in 1998, AXA Corporate Solutions Reinsurance took advantage of favorable conditions to set up excess of loss cover at attractive rates and also benefited from a profit-sharing clause that generated €116 million on this cover (compared with €99 million in 1998). Excluding the effect of exchange rates, particularly against the U.S. dollar, which is the currency of choice in retrocession cover programs, the cost of such programs remained unchanged. The claims ratio for all accident years in 1999 deteriorated by 700 basis points as compared to 1998.

The 13% decline in acquisition expenses was due to the decrease in the change in unearned commissions related to the growth in proportional treaties during 1999 and lower commissions paid as a consequence of deteriorating underwriting results. General administrative expenses remained stable in 1999 as compared to 1998.

Net income declined by €31 million in 1999 as compared to 1998, primarily due to low reinsurance premium rates worldwide.

AXA CORPORATE SOLUTIONS INSURANCE

The following table presents the operating results of AXA Corporate Solutions Insurance (formerly AXA Global Risks) for the years indicated.

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Gross premiums written	1,097	1,400	1,096
Change in unearned premium reserves	52	(75)	102
Net investment results	226	210	119
Total revenues	1,375	1,535	1,317
Insurance benefits and claims	(1,439)	(1,606)	(1,247)
Reinsurance ceded, net	303	199	67
Insurance acquisition expenses	(146)	(167)	(123)
Administrative expenses	(111)	(145)	(149)
Operating income	(19)	(184)	(136)
Income tax expense	2	31	49
Minority interests	–	2	2
NET INCOME	(17)	(151)	(86)

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Gross premiums written decreased by 21.6% in 2000 as compared to 1999, or 15.6% on a comparable basis. Higher premium rates were offset by the impact of the change in the underwriting policy implemented at the end of 1999.

On a comparable basis, gross premiums written by the French operating unit decreased by 4.9% in 1999, which accounted for 89% of gross premiums. This decrease was primarily due to the decision to cease writing new business in unprofitable lines (including financial risks business, which generated gross premiums of €76 million in 1999) and certain automobile insurance contracts (which generated gross premiums of €10 million in 1999).

In the United Kingdom (10% of total premiums for AXA Corporate Solutions Insurance), AXA Corporate Solutions Insurance ceased all business activities in the London Market and limited its underwriting to domestic risks. On a comparable basis, gross premiums written decreased by €130 million, or 52% in 2000 as compared to 1999.

The €127 million change in the unearned premium reserve in 2000 was in line with the decrease in gross premiums. The increase in realized gains (€141 million in 2000 as compared to €111 million in 1999) resulted in a €16 million increase in the net investment result.

The claims ratio for all accident years was 109.8% in 2000 and corresponded to a 870 basis point improvement as compared to 1999, primarily due to the occurrence of a number of large corporate and natural catastrophe losses in 1999 (€150 million). In 2000, a €43 million insurance reserve was recorded in respect of financial guarantees. Improved pricing methods and a more selective underwriting policy, which had been in place for several years, contributed to a 700 basis point improvement in the current accident year claims ratio (gross of reinsurance) in 2000. In addition, there was unfavorable loss reserve development of €49 million due to the December 1999 storms in Western Europe, which was fully reinsured and thus had no impact on net income in 2000.

Acquisition and administrative expenses decreased by €55 million in 2000, primarily due to the transfer of staff to AXA Courtage (within the French property and casualty operations) in connection with the portfolio redistribution between the two operating units.

The contribution to AXA's consolidated net income in 2000 was a net loss of €17 million, as compared to a net loss of €151 million in 1999, in line with the stringent underwriting policy adopted. The improvement also reflected the beginning of a recovery in the corporate risks market.

Year Ended 1999 Compared to Year Ended December 31, 1998

On a comparable basis, gross premiums written increased by 9.5% in 1999 as compared to 1998. This increase was primarily due to an increase in business underwritten through AXA subsidiaries and the sharp rise in international program business underwritten.

Against the backdrop of strong financial markets, net investment results increased by €90 million to €210 million in 1999 as compared to 1998. This increase was due to €116 million in realized gains on the sale of equity securities, compared to €39 million of realized gains in 1998.

The claims ratio for all accident years increased to 118.5% in 1999 from 105.5% in 1998. The increase was attributable to a deterioration in the claims ratio for the current accident year caused by the high frequency of large commercial risks claims at a cost (net of reinsurance) of €70 million, and the occurrence of several natural catastrophes (earthquakes in Taiwan, Turkey and Greece, Hurricane Floyd and severe storms in France) at a cost of €80 million. The loss reserve development for prior accident years improved by €87 million as a result of a

lower level of reserve strengthening required in 1999 as compared to 1998. In 1998, the insurance reserves were strengthened for prior period claims and for construction and liability lines of business, or by €112 million, which was net of favorable loss reserve development on property and casualty reinsurance due to the sale of GIE Réunion Aérienne. The reserve strengthening in 1998 was attributable to overall deterioration in claims experience.

Acquisition expenses and administrative expenses increased by €40 million in 1999 as cmpared to 1998, primarily due to the establishment of a restructuring provision (€18 million) to cover the costs of integrating AXA Corporate Solutions Insurance (formerly AXA Global Risks) with AXA Corporate Solutions Reinsurance (formerly AXA Re).

The net loss of €151 million in 1999, as compared to a net loss of €86 million in 1998, was primarily attributable to the sharp deterioration in the claims ratio for the current accident year due in particular to the occurrence of several natural catastrophes.

AXA CESSIONS

2000 compared to 1999. The €22 million improvement in AXA Cessions' net income was primarily due to a significant increase in the net investment result (€13 million) related to asset management optimization and the investment of cash surpluses received following the December 1999 storms.

1999 compared to 1998. AXA Cessions had a net loss of €7 million in 1999, which was largely attributable to an adverse impact of certain natural catastrophes (€20 million after tax, particularly in Australia and Taiwan). Conversely, AXA Cessions was covered by a group protection treaty that resulted in an after-tax profit of €17 million in connection with the year-end storms in 1999.

AXA ASSISTANCE

2000 compared to 1999. Gross premiums written increased by 12% primarily due to growth in foreign subsidiaries, which accounted for more than two-thirds of gross premiums (particularly in the United Kingdom and Latin America). The contribution to AXA's consolidated net income in 2000 was relatively stable due to ongoing efforts to improve the claims ratio.

1999 compared to 1998. Gross premiums written increased by 1.2% to €281 million in 1999 as compared to €278 million in 1998. The growth in international business was offset by a decrease in gross premiums earned in France due to the cancellation of significant, but unprofitable, contracts. Net income totaled €11 million, or an increase of €1 million in 1999 as compared in 1998.

OTHER TRANSNATIONAL ACTIVITIES

2000 compared to 1999. Net income from the other International Insurance companies increased by €9 million, primarily as a result of a €40 million increase in net income contributed by Créalux as compared to 1999. This increase was due to the release of equalization reserve surpluses, which was partially offset by losses attributable to Saint Georges Re (€33 million, or a deterioration of €34 million as compared to 1999) related to the acceptance of a treaty covering the non-consolidated GRE businesses in run-off.

1999 compared to 1998. English & Scottish and Saint-George Re provided net loss of €6 million and net income of €1 million, respectively, compared to a net loss of €10 million for each of them in 1998.

ASSET MANAGEMENT SEGMENT

In 2000, the Asset Management Segment accounted for 4% of AXA's gross premiums and financial services revenues as compared to 2.9 % in 1999. The net income from the Asset Management Segment represented 8% of AXA's consolidated net income as compared to 4.5% in 1999, of which 77% was contributed by Alliance Capital (1999: 86%).

The asset management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and net income for the Asset Management Segment for the periods indicated.

FINANCIAL SERVICES REVENUES	Years ended December 31,		
(in euro millions)	2000	1999	1998
Alliance Capital	2,577	1,674	1,132
AXA Investment Managers	383	227	133
National Mutual Funds Management	24	27	26
TOTAL	2,984	1,928	1,292

NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
Alliance Capital	522	313	211	128	72	56
AXA Investment Managers	47	22	43	36	11	37
National Mutual Funds Management	6	3	3	3	1	1
TOTAL	576	338	257	166	84	95

ALLIANCE CAPITAL

OPERATING RESULTS	Years ended December 31,		
(in euro millions)	2000	1999	1998
Financial services revenues	2,577	1,674	1,132
Net investment results	114	63	84
Total revenues	2,691	1,738	1,216
Administrative expenses	(1,933)	(1,305)	(912)
Operating income	759	432	305
Income tax expense	(151)	(115)	(90)
Amortization of goodwill, net	(85)	(4)	(4)
Minority interests	(395)	(241)	(154)
NET INCOME	128	72	56
Average exchange rates : US$1,00 = €	1.08	0.94	0.90

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

On a constant exchange rate basis, Alliance Capital's asset management revenues increased by 33.4% in 2000 to €2,577 million. In October 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S.-based asset management company. Sanford C. Bernstein contributed €263 million to total revenues, including €61 million in respect of third-party research services, a new source of revenue for Alliance Capital. On a comparable basis (specifically excluding Sanford C. Bernstein), revenues increased by 19.7% in 2000 as compared to 1999, due to 21% growth in average assets under management coupled with a more profitable product mix that was partially offset by a decrease in fund performance-related fees. At December 31, 2000, assets under management totaled €483 billion, or an increase of €91 billion as compared to 1999. This increase was attributable to the acquisition of Sanford C. Bernstein. Excluding the impact of this acquisition, assets under management decreased by €5 billion as a result of market depreciation of €37 billion, particularly during fourth quarter 2000, primarily offset by the positive net inflow of €32 billion. The net income impact of financial market depreciation was nevertheless limited.

The contribution to AXA's consolidated net income increased by €56 million in 2000 as compared to 1999. Excluding the impact of foreign currency fluctuations, net income increased by €39 million. The increase in net income was primarily due to an increase in revenues resulting from growth in average assets under management and an improvement in the ratio of general expenses to net revenues, from 63% in 1999 to 59% in 2000.

Sanford C. Bernstein contributed net income of €2 million (net group share). Operating income of €25 million (net group share) was partly offset by the amortization of goodwill recorded in connection with the acquisition (€23 million, group share).

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

On a constant exchange rate basis, Alliance Capital Management's 1999 revenues increased by 42.2%. This increase was primarily due to 28.5% growth in assets under management as compared to 1998 and a change in asset mix, which impacted the fees earned. Mutual fund assets under management relating to individual investors increased by 43% as compared to 18% growth in institutional accounts. In addition, the percentage of products invested in equities, on which asset management fees are higher, continued to grow. The growth in assets under management of 35.9% to €80 billion at December 31, 1999 resulted from the addition of new accounts, while 64.1% was due to financial market appreciation.

Net income was €143 million in 1999, or an increase of €55 million as compared to 1998. Excluding the impact of appreciation of the U.S. dollar (€6 million), net income increased by 55.6% (on a constant exchange rate basis), due to (i) growth in the factors described above impacting revenues, (ii) strong growth in performance-based fees (€152 million in 1999 as compared to €48 million in 1998), and (iii) general improvement in the ratio of general expenses to net revenue, which decreased from 66% in 1998 to 63% in 1999.

AXA INVESTMENT MANAGERS ("AXA IM")

OPERATING RESULTS (in euro millions)	Years ended December 31,		
	2000	1999	1998
Financial services revenues (a)	557	357	201
Net investment results (a)	2	4	7
Administrative expenses (a)	(470)	(291)	(145)
Contribution to consolidated operating result:			
Financial services revenues (b)	383	227	133
Net investment results (b)	57	131	75
Total revenues	440	358	208
Administrative expenses (b)	(351)	(286)	(145)
Operating income	89	72	63
Income tax expense	(28)	(37)	(20)
Amortization of goodwill, net	(14)	(13)	–
Minority interests	(12)	(11)	(6)
NET INCOME	36	11	37

(a) Before intercompany eliminations.
(b) After intercompany eliminations; total of these operations represents an item of the net investment results.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Before the elimination of intercompany transactions, revenues earned in 2000 totaled €557 million, or a 37.8% increase as compared to 1999 on a comparable basis. In 2000, 16 new operating units were consolidated for the first time, contributing €70 million to revenues (and €2 million to AXA's consolidated net income).

Revenues and income growth was attributable to (i) a 7.4% increase in assets under management to €18 billion at December 31, 2000, or a 17% increase in average assets under management in 2000, and (ii) an increase in separate account products, which command higher fees, and (iv) a more profitable asset mix.

The increase in administrative expenses was due to increase in the level of commissions paid to intermediaries resulting from business growth, and to the cost of finalizing the establishment of the holding company created to support and coordinate AXA IM's business development strategy. The contribution to AXA's consolidated net income was €383 million in 2000, or an increase of 34.2% as compared to 1999 and on a comparable basis. The increase included the following items:

- the recording of tax savings of €15 million related to tax consolidations in France and the United Kingdom in 2000; and
- the increase in the Group's ownership in AXA Investment Managers UK following the buyout of its minority interests (€7 million).

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Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Revenues totaled €430 million, or an increase of 37% on a comparable basis. This increase was attributable to growth in assets under management of €33 billion (or 14.7% on a comparable basis, of which 39% was due to the addition of new accounts, and 61% was due to growth in the financial markets), and a change in asset mix that impacted the fees earned. Assets under management on behalf of third parties, which generate higher asset management fees, increased by 34.5%. In addition, performance-based fees increased significantly from €2 million in 1998 to €30 million in 1999. Excluding inter-group transactions and on a comparable basis, revenues increased by 36% to €227 million.

AXA Rosenberg recorded asset management revenue of €51 million. This entity was consolidated from date of acquisition in January 1999.

General expenses increased by €141 million, principally from the significant growth of the holding company that will coordinate AXA IM growth in the new markets by centralizing certain functions such as strategy, equity research, interest rate research, marketing and information technology systems.

The contribution to AXA's consolidated net income decreased by €26 million in 1999 as compared to 1998, or 41% on a comparable basis). This decrease was due to goodwill amortization on the newly acquired companies (€13 million mainly related to AXA Rosenberg) and an increase in net losses of €22 million (group share) attributable to the holding company relating to an increase in administrative costs, compared to €4 million in 1998.

OTHER FINANCIAL SERVICES SEGMENT

The tables below present the revenues and net income for the Other Financial Services Segment for the years indicated.

FINANCIAL SERVICES REVENUES	Years ended December 31,		
(in euro millions)	2000	1999	1998
Donaldson, Lufkin & Jenrette (DLJ)	10,686	9,671	7,486
Other financial and real estate companies	1,074	1,136	750
TOTAL	**11,760**	**10,807**	**8,236**

NET INCOME	Years ended December 31,					
	Including Minority Interests			Group Share		
(in euro millions)	2000	1999	1998	2000	1999	1998
Donaldson, Lufkin & Jenrette (DLJ)	460	537	309	191	225	127
Other financial and real estate companies	60	2	42	55	(5)	29
TOTAL excluding impact of exceptional operations	**521**	**539**	**352**	**246**	**219**	**156**
Impact of exceptional operations	(125)	–	–	(125)	–	–
TOTAL	**396**	**539**	**352**	**121**	**219**	**156**

In 2000, the Other Financial Services Segment accounted for 15% of AXA's revenues as compared to 16% in 1999. In both 2000 and 1999, DLJ accounted for approximately 90% of the total revenue for this segment.

In 2000, the net income generated by the Other Financial Services Segment represented 3% of AXA's consolidated net income (1999: 11%). The contribution principally related to DLJ.

As a result of the sale of DLJ in November 2000, revenues and net income generated by the Other Financial Services Segment will reduce significantly in future periods.

DONALDSON, LUFKIN & JENRETTE (DLJ)

| OPERATING RESULTS | Years ended December 31, | | |
| | 2000 (9 months period) | 1999 | 1998 |
(in euro millions)			
Financial services revenues	10,686	9,671	7,486
Banking revenues	208	98	109
Total revenues	10,894	9,768	7,595
Banking operating and administrative expenses	(10,154)	(8,950)	(7,108)
Operating income	740	818	487
Income tax expense	(271)	(274)	(172)
Amortization of goodwill, net	(8)	(8)	(6)
Minority interests	(269)	(313)	(182)
NET INCOME	191	225	127
Average exchange rates : US$1,00 = €	1,08	0,94	0,90

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Despite the positive impact of foreign currency fluctuations, the contribution of DLJ to AXA's consolidated net income decreased significantly in 2000 as it was sold on November 3, 2000. Consequently, its net income contribution reflects only nine months of operation in 2000. On a constant exchange rate basis, net income for the nine months ended September 30, 2000 was €160 million, or an increase of 10.4%, reflecting strong financial market performance in first quarter 2000 followed by a marked slowdown that began in April 2000.

AXA Client Solutions, AXA Financial and, to a lesser extent, AXA and one of the Belgian holdings recorded a significant realized gain on the sale of DLJ to Credit Suisse Group.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Revenue increased 23.6% as a result of a 27% increase in stock market transactions, which for the second year running set a new record in the financial market, and an increase in fees on mergers and acquisitions and revenues earned on equity portfolio transactions. This was in contrast to the second-half of 1998 which was marked by volatility in the financial markets and, therefore, affected revenues from equity portfolio transactions and stock issues. Within a favorable market context, all of DLJ's activities recorded good results.

The contribution to AXA's consolidated net income in 1999 increased by €98 million (or €87 million at constant exchange rates). This increase was attributable to the strong operating performances by each operational area within DLJ while managing general operating expense levels. This compared to 1998, which was affected by the crisis in the emerging financial markets.

OTHER FINANCIAL AND REAL ESTATE COMPANIES

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Net income from the other financial and real estate companies decreased by € 65 million in 2000 as discussed below.

Net income contributed by the **real estate companies** increased by €16 million to €28 million in 2000 due primarily to realized gains on the sale of real estate assets.

Net income from **AXA Bank Belgium** (formerly IPPA and ANHYP) decreased by €9 million in 2000 to €24 million due to a decrease in margins on credit transactions resulting from the policy aimed at reducing surplus shareholders' equity, and to the sale of its commercial banking portfolio in 1999.

The decline in net income from the **French financial companies** of €72 million, resulted in a net loss of €122 million. This loss included a net loss of €60 million attributable to Banque Worms as compared to a net loss of €80 million in 1999, and a net loss of €62 million for the other subsidiaries of the Compagnie Financière de Paris ("CFP") as compared to net income of €30 million in 1999.

AXA, represented by CFP, which had become the only shareholder of the Banque Worms, undertook a complete review of the financial arrangements associated with Banque Worms. Consequently, all guarantees and subsidies were cancelled and replaced by a single global subsidy and recaptilization of Banque Worms for €82 million. The net loss reported by the Banque Worms is attributable to continued adverse development of certain of its risks outside of France and amounted to €45 million in the second half of 2000. In addition, CFP recorded in 2000 a provision of €80 million (after tax) in respect of guarantees given in connection with the memorandum of understanding concluded on February 6, 2001 concerning the sale of Banque Worms.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Net income from the other financial and real estate companies decreased in 1999 as compared to 1998. The results included AXA Bank Belgium of €33 million and the losses from Banque Worms of €80 million. A change in accounting treatment for Banque Worms was made in 1999 and its results have been included in operating results given that this operation has not yet been sold following its acquisition via the UAP transaction in 1997.

On a constant structural basis, the Belgian banks reported net income, similar to that reported in 1998. Margins on credit transactions dropped as a result of strong competition but were offset by favorable European interest rates in 1999.

The net loss from Banque Worms included principally (i) integration of 1997 and 1998 operating losses of €12 million, (ii) amortization of the goodwill in the opening balance sheet on acquisition of the UAP group of €35 million, as the operations are currently loss making, and (iii) a charge of €69 million (€43 million group share) recorded by the various shareholders of the bank (being AXA subsidiaries) in relation to the costs of providing guarantees to the bank relating to doubtful debts.

HOLDING COMPANY ACTIVITIES

The Holding Company activities consist of AXA's non-operating companies, including mainly AXA (the Company), AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings, and AXA UK Holdings (formerly Sun Life & Provincial Holdings).

NET INCOME (in euro millions)	Years ended December 31,					
	Including Minority Interests			Group Share		
	2000	1999	1998	2000	1999	1998
AXA, The Company	26	(142)	(193)	26 (a)	(142) (d)	(193)
AXA France Assurance	(15)	61	86	(15)	61	86
Other French holding companies	109	12	96	110	12	96
Holdings - AXA Financial Inc	(33)	98	–	(18) (b)	57	–
Holdings - AXA Asia Pacific	(46)	(23)	(14)	(24)	(11)	(7)
Holdings - AXA UK	(2)	9	(88)	5	5 (e)	(63)
Other foreign holding companies	(28)	(25)	6	(30) (c)	(22)	1
TOTAL excluding impact of exceptional operations	11	(9)	(107)	55	(40)	(79)
Impact of exceptional operations (a)	1,740	(30)	–	1,068	169	–
TOTAL	1,751	(39)	(107)	1,123	129	(79)

(a) to (e) See discussions below.

Net income presented in the table above excludes the impact of exceptional operations in the years ended December 31, 2000 and 1999, which are summarized below.

- **In 2000:** As a result of the realized capital gains on the sale of DLJ, net of realized and unrealized losses on shares of Credit Suisse Group received in connection with the transaction, AXA (the Company) recorded a net gain of €68 million (excluded from (a) in the table above), AXA Financial recorded a net gain of €1,010 million (excluded from (b) in the table above) and AXA's Belgian holding company recorded a net gain of €50 million (excluded from (c) in the table above).

- **In 1999:** The net income contributed by AXA (the Company) included €428 derived primarily from a realized gain that was recorded as a result of a decrease in the ownership interest in AXA UK Holdings (formerly Sun Life & Provincial Holdings), as AXA UK Holdings issued ordinary shares to partly finance the acquisition of GRE in May 1999 (excluded from (d) in the table above). In addition and as a result of the GRE acquisition, AXA UK Holdings recorded an exceptional amortization of goodwill of €259 million (group share) against income relating to inadequacies in the technical reserves in connection with British and Irish property and casualty operations acquire (excluded from (e) in the table above).

- In addition, the contribution provided by some of the intermediary holding companies for the years ended December 31, 1999 and 1998 have been restated for general expenses, which have been reallocated to the respective operating subsidiaries.

As a result of aforementioned items, the contribution of the holding companies to AXA's consolidated net income group share can be analysed as set out below.

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Year Ended December 31, 2000 compared to Year Ended December 31, 1999

The commentary provided below for the holding companies relates to net income excluding the impact of exceptional operations.

AXA (the Company). The increase in the Company's net income was due to the following items in 2000:

- the release of a €81 million real estate impairment provision that was deemed no longer necessary in light of prevailing market trends.
- a €30 million increase in interest expense relating to the financing of certain acquisitions.
- a dividend of €97 million received in respect of a non-consolidated equity investment (former GRE subsidiary in Guernsey).
- a dilution gain of €41 million related to the exercise of stock options in AXA Financial by its employees before the closing of the exchange offer relating to the buyout of minority interests.
- several realized gains of €38 million were recorded in 2000 on the sale of BNP equity securities and contingency value rights (compared with €37 million in 1999).

AXA France Assurance. The decrease of €76 million in net income was primarily attributable to the non-recurring gain of €101 million realized in 1999 on the sale of BNP equity securities that was partially offset by a €19 million (after tax) for the writedown of shares in the property and casualty subsidiary in Australia (which was not consolidated).

Other French holdings. The significant increase in net income from the other French holding companies in 2000 was primarily due to realized gains of €117 million after tax on the sale of BNP equity securities.

AXA Financial, Inc. In 1999, AXA Financial recorded a dilution gain of €64 million on the stock market introduction of DLJ*direct* tracking stock. Excluding this item, its contribution to AXA's consolidated net income decreased by €8 million on a constant exchange rate basis.

AXA Asia Pacific Holdings. The €13 million decrease in AXA Asia Pacific Holdings' contribution to AXA's consolidated net income was primarily due to interest expenses related to the financing of the buyout of AXA China Region's minority interests (€21 million).

AXA UK Holdings (formerly Sun Life & Provincial Holdings). The stability in the net income contribution was due to the combined effect of the decrease in the investment result and the release of tax provisions deemed no longer necessary.

Other foreign holding companies. The contribution of other foreign holding companies to AXA's consolidated net income decreased by €8 million in 2000, primarily due a decrease in investment income in Belgium. The 2000 tax reform in Germany resulted in an increase of €17 million (group share) in the net income of German holding companies.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

AXA (the Company). Excluding the impact of exceptional operations, losses recorded by the Company decreased by €49 million. The results in 1999 were favorably impacted by the significant net realized gains on the sale of equity securities of €37 million after tax. The results in 2000 include higher general expenses linked to the significant advertising campaign of the AXA trademark of €11 million after tax.

AXA France Assurance. A significant realized gain of €101 million (after tax) on the sale of equity securities in BNP was recorded in 1999 (as compared to €82 million in 1998). This was partially offset by a provision of €19 million (after tax) for the write-down of shares in the property and casualty insurance subsidiary in Australia which is not consolidated.

Other French holdings. The 1998 net income included a capital gain of €93 million (after tax) on the sale by Colisée Excellence of stock held in treasury, which did not exist in 1999.

AXA Financial, Inc. A gain was recorded by AXA Financial, Inc. in 1999 relating to the offering of tracking stock in DLJdirect of €64 million net income (group share).

AXA UK Holdings (formerly Sun Life & Provincial Holdings). In 1998, the results of SLPH included a tax charge of €54 million (group share) on the sale of AXA Leven to AXA Nederland.

OTHER MATTERS

HOLOCAUST

AXA continues to pursue a dialogue with U.S. Jewish organizations, American regulatory authorities and the State of Israel in the context of the International Commission on Holocaust Era Insurance Claims ("ICHEIC") and the methods for compensating unpaid individual Holocaust-era life insurance policies have been essentially finalized.

The totality of complaints concerning the German market are covered under an intergovernmental agreement between Germany and the United States and, consequently, AXA's potential exposure through its German affiliates has been entirely covered. For the other countries, essentially France and Belgium, a global settlement agreement is in the course of being negotiated. In addition to AXA's participation in ICHEIC, AXA's French subsidiaries have contributed to the "Fonds pour la Mémoire", a Holocaust-related initiative of the French authorities. This contribution, which is based on market share during the Holocaust era, was €3.5 million of the total €10.5 million contributed by the French insurance industry.

DEFINITIVE CHANGEOVER TO THE EURO

On December 31, 2001, the period of transition relating to the changeover to euro (1999 – 2001) will end. All of AXA's European subsidiaries are currently preparing for the advent of the euro, and will have completed the changeover of all processes, systems and products by January 10, 2002.

In early 2000, the Euro Steering Committee formed in 1997 to coordinate the preparations of AXA subsidiaries for the first phase of the Euro switchover on January 1, 1999 stepped up its efforts to ensure the readiness of all European business units for the definitive changeover.

Throughout 2000, AXA's operating units have conducted a detailed analysis of the impacts and consequences of the definitive adoption of the euro (documents, prices, claims process, etc.) and have updated action plans, budgets and resource allocations.

The Euro Group Center was established to monitor the status of changeover plans, help operating units with project management, and to share best practices. On a regular basis, a detailed status report on the euro project is remitted by all subsidiaries to provide AXA with a global view of the situation. Indicators available at January 1, 2001 reveal that subsidiary preparations are on target with respect to the euro changeover timetable.

LIQUIDITY AND CAPITAL RESOURCES

AXA has expanded its insurance and asset management operations through a combination of acquisitions, joint ventures, direct investments and internal growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of convertible debt securities and other debt securities, as well as borrowings (including from affiliates), and (iv) the issuance of ordinary shares.

AXA, the holding company and each of its major operating subsidiaries are responsible for financing their operations. AXA, as the holding company for the group AXA, will from time to time, however, arrange for and participate in financing the operations of subsidiaries. Certain of AXA's subsidiaries, including AXA France Assurances, AXA Financial , AXA Asia Pacific Holdings, Sun Life & Provincial Holdings (subsequently renamed AXA UK Holding) are also holding companies and are dependent on dividends from their own subsidiaries for funds to meet their obligations. In addition, certain of our principal subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to AXA, the holding company, and its affiliates (see note 19 to the consolidated financial statements included elsewhere herein this annual report). AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA's insurance operations. The principal sources of funds for AXA's insurance operations are premiums, investment income and proceeds from sales of invested assets. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA's investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they come due. For an analysis of AXA's insurance-related invested assets (excluding separate account assets), see "Item 4 – Information on the Company -Insurance-related invested assets".

- In respect of AXA's **Life and Savings Segment,** the liquidity needs can also be affected by fluctuations in the level of surrenders and withdrawals (see " Item 4 – Information on the Company -Life and Savings Segment-Surrenders and Withdrawals"). AXA's investment strategy is designed to match the net investment results (the investment yield) and the estimated duration of its investments with expected payments on the insurance contracts. AXA regularly monitors the valuation and duration of its assets, market conditions that might affect the level of surrenders and withdrawals on its life insurance policies, and changes in projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

- In respect of AXA's **Property and Casualty Segment** and **International Insurance Segment,** the liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience. See " Item 4 – Information on the Company - Property and Casualty Reserves". The majority of AXA's property and casualty insurance and international insurance operations generated positive cash flows from operating activities in each of the past five years. These positive cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically been sufficient to meet the liquidity requirements of AXA's property and casualty insurance and international insurance operations. In the event of large catastrophic or other losses, AXA property and casualty operations would be able to liquidate their investment portfolio, a large portion of which is invested in listed securities, if necessary to pay claims.

AXA's asset management and financial services operations. The principal sources of liquidity relating to these operations are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), lines of credit and other borrowings from credit institutions. The financing needs primarily relate to the asset management operations and include, funds to support commissions paid on back-end load mutual fund sales, distributions to Unitholders (Alliance Capital), capital expenditures requirements and general working capital needs.

SOURCES OF LIQUIDITY

As at December 31, 2000 and 1999, AXA's consolidated balance sheet included cash and equivalents of €26 billion and €14 billion, respectively. AXA, the holding company, had cash and equivalents in the amount of €3,910 million and €183 million as at December 31, 2000 and 1999, respectively, or an increase of €3,727 million. The increase was due to funds set aside at year-end to finance the completion of the AXA Financial minority buyout, which occurred in January 2001.

At December 31, 2000, the aggregate principal payments required to be made on maturing long term operating and financing debt and mezzanine capital (other than mandatorily convertible bonds and notes) for 2001 and the four years and thereafter amounted to €1.3 billion, €0.4 billion, €3.3 billion, €0.4 billion, €1.0 billion, and €8.9 billion, respectively. Off-balance sheet commitments are discussed in note 17 to the consolidated financial statements.

At December 31, 2000, the potential number of ordinary shares which would be issued upon conversion of AXA's total outstanding subordinated convertible debt and 4.5% mandatorily convertible notes was approximately 23.2 million ordinary shares in accordance with the terms and conditions of the debt and notes (1999: 20.4 million). The 4.5% mandatorily convertible notes, which were issued in 1995, matured in January 2001, see "Subsequent Events after December 31, 2000 affecting AXA's liquidity" below.

During 2000, AXA completed several significant transactions which required obtaining debt and equity capital to finance the transactions. These transactions are summarized under "Uses of Funds" below and should be read in conjunction with the following information.

Mezzanine Capital

AXA has obligations that are not, under French GAAP, characterized or classified in the consolidated balance sheet as debt or equity capital. These funds, referred to as mezzanine capital, include subordinated debt and mandatorily convertible bonds and notes.

At December 31, 2000 AXA, the holding company, had outstanding subordinated debt and mandatorily convertible bonds and notes of €7,236 million, or an increase of €3,636 million from €3,600 million at December 31, 1999. On a consolidated basis at December 31, 2000, AXA's total outstanding subordinated debt and mandatorily convertible bonds and notes totaled €8,453 million, or an increase of €3,147 million from €5,306 million at December 31, 1999.

The increase in 2000 was mainly due to the activities set out below.

• On November 17, 2000 AXA filed a registration statement on Form F-3 (Registration No. 333-12872) with the U.S. SEC registering $3.0 billion of debt securities that may be issued from time to time: this amount was increased to $5.0 billion on November 30, 2000. In connection with this registration statement and to partly finance the acquisition of the outstanding minority interests in AXA Financial, on December 15, 2000 AXA issued an aggregate of US$1,940 million (€2,138 million using year-end exchange rates) of dated subordinated notes denominated in three currencies; U.S. dollar, Euro and pound sterling.

• On November 3, 2000, the 71% equity interest in Donaldson, Lufkin & Jenrette held by AXA and its affiliates was sold, and, therefore, AXA's consolidated total outstanding subordinated debt decreased by €773 million.

• For the purpose of financing the acquisition of Nippon Dantai and the buyout of AXA China Region's minority interests, AXA, the holding company, issued the following subordinated debt, (i) €1.1 billion of 3.75% subordinated convertible notes due January 1, 2017 in February 2000, and (ii) €500 million of 7.25% undated subordinated notes in March 2000.

• On January 1, 2000, the outstanding 6.0% mandatory convertible notes, issued in connection with the acquisition of Compagnie UAP in 1997, matured and were converted into 4.1 million ordinary shares of AXA and increased shareholders' equity and decreased subordinated debt by €282 million.

For further information see note 10 to the consolidated financial statements.

Financing Debt

At December 31, 2000 AXA, the holding company, had outstanding short term and long term financing debt of €5,717 million, or an increase of €3,444 million from €2,273 million at December 31, 1999. On a consolidated basis as at December 31, 2000, AXA's total outstanding financing debt was €9,201 million, or an increase of €3,782 million from €5,419 million at December 31, 1999.

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The increase in 2000 was primarily due to the activities set out below.

- To partly finance the acquisition of the outstanding minority interests in AXA Financial, in December 2000 AXA signed a $5.0 billion multi-currency dual tranche credit facility comprising a $2.75 billion three year term loan facility and a $2.25 billion 364-day revolving facility. Under the term facility AXA borrowed an aggregate of $2.75 billion (€3.0 billion using year-end exchange rates) and denominated in two currencies: U.S. dollar and Swiss franc. No borrowings were made under the revolving facility, which AXA voluntarily cancelled before December 31, 2000.

- In July 2000, AXA Financial, Inc. issued $480 million of 7.75% senior notes due 2010. Substantially all of the net proceeds of $473 million was used to repay a portion of the promissory note from which proceeds were used to purchase new Alliance Capital Units incurred with the acquisition of Sanford C. Bernstein, Inc.

- AXA, the holding company maintains standby committed credit facilities in aggregate amount of €4.6 billion, of which €188 million was drawn as at December 31, 2000 (1999: €2.3 billion, of which €758 million was drawn). At December 31, 2000, such credit facilities had an average remaining expiration period of approximately 3.7 years.

- AXA, the holding company, also maintains a €3.0 billion French commercial paper program and a €1.5 billion French medium-term note program (compared to €1.5 billion for each at December 31, 1999). At December 31, 2000, approximately €2,076 million of commercial paper was outstanding with an average maturity of 26 days and approximately €202 million of medium term notes were outstanding with an average maturity of 4.7 years.

Of AXA's total outstanding financing debt at December 31, 2000 and 1999, the amount related to short term debt was €2,738 million and €2,129 million, of which €2,262 million and €1,859 million related to AXA the holding company, respectively.

For further information see note 7 to the consolidated financial statements.

Operating Debt

AXA's operating debt is primarily comprised of borrowings principally used by the financial service subsidiaries to provide working capital.

On a consolidated basis at December 31, 2000 AXA had outstanding short term and long term operating debt of €4,445 million, or a decrease of €7,239 million from €11,684 million at December 31, 1999.

The decrease in 2000 was attributable to the following items:

- a decrease of €6,214 million relating to the disposal of Donaldson, Lufkin & Jenrette on November 3, 2000 ;
- a decrease in debt relating to AXA Bank Belgium of €1,686 million ; and
- an increase in debt relating to Alliance Capital and AXA Banque of €445 million and € 455 million, respectively.

Of the total outstanding operating debt at December 31, 2000 and 1999, the amount related to short term debt totaled €3,910 million and €6,863 million (or €5,062 million excluding Donaldson, Lufkin & Jenrette).

For further information see in note 8 to the consolidated financial statements.

Issuance of ordinary shares

The issuance of ordinary shares of AXA during 2000 primarily related to the following activities:

- In connection with the acquisition of the outstanding minority interests of AXA Financial, AXA completed its offer of the outstanding minority shareholders on December 29, 2000. Upon completion of the exchange offer AXA issued 20.9 million ordinary shares in the form of AXA ADSs to the minority shareholders of AXA Financial. Upon completion of the subsequent merger on January 2, 2001 between AXA Merger Corp. (a wholly owned subsidiary of AXA) and AXA Financial an additional 4.9 million of AXA ordinary shares were issued. Consequently, AXA's total ordinary shares in issue increased by 25.8 million corresponding to an increase in shareholders' equity of €3.9 billion (that is, € 149.9 per share). Of these total newly issued ordinary shares of AXA, the 4.9 million of ordinary shares issued in January 2001 will not be reflected in AXA's shareholders' equity at December 31, 2000.

• In June 2000, AXA raised net cash proceeds of €3.7 billion through the issuance of 30.2 million ordinary shares. The net cash proceeds were used to finance the acquisition of the remaining minority interest in Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings). These shares were issued with

Dividends paid to AXA shareholders in 2000 totaled €713 million (€2.00 per ordinary share) in respect of the 1999 financial year and in 1999 of €595 million (€1.70 ordinary share) in respect of the 1998 financial year. All dividends in respect of financial years ended in 1999 and 1998 were paid in cash.

At December 31, 2000 the cumulative investment made by the AXA in the direct insurance operations in France, Germany, Spain, Japan and China since their creation totaled €461 million (1999: €393 million).

SOLVENCY MARGINS AND RISK BASED CAPITAL

EU regulations, French law and the laws in other European countries, in which the Company's principal European subsidiaries operate, require that life and property & casualty insurance companies are subject to capital adequacy and solvency margin requirements. The primary objective of the solvency margin requirement is to protect policyholders. Each of AXA's French and other European subsidiaries is in compliance with its applicable solvency requirements. In addition, a European Directive dated October 27, 1998, require a consolidated solvency calculation effective for periods ending on or after December 31, 2001. For the time being this is not implemented under French law.

The solvency and capital adequacy margins in general are calculated based on a formula which contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities.

AXA's financial services subsidiaries must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum risk ratio.

For information on regulatory requirements see "Item 4 – Information on the Company – Additional Factors which may affect AXA – Regulation". For information on AXA's risk management in connection with market risk, see "Item 11 – Qualitative and Quantitative Disclosure About Market Risk".

SUBSEQUENT EVENTS AFTER DECEMBER 31, 2000 AFFECTING AXA'S LIQUIDITY

On January 1, 2001, the outstanding 4.5% mandatory convertible bonds matured. At such time, the debt was converted into 7.2 million ordinary shares of AXA, of which 2.8 million ordinary shares are owned by subsidiaries of AXA. This increased shareholders' equity by €320 million and decreased mezzanine capital by €192 million (€128 million of debt was held by AXA affiliates and, therefore, eliminated on consolidation in prior periods).

In February 2001, AXA increased the amount of debt issued under its $5.0 billion U.S. debt shelf registration by $770 million (approximately €827 million at transaction date), which are denominated in two currencies: U.S. dollar and Euro. In the aggregate, the amounts issued under this debt shelf registration have increased to $1,250 million, €1,100 million and £325 million.

AXA has sold the remaining shares of Credit Suisse Group received in connection with the sale of DLJ. The proceeds were used to pay down a portion of the $2.75 billion three-year term loan (see "Sources of Liquidity – Mezzanine Capital") denominated in Swiss francs. At the end of February 2001, the outstanding balance on the three-year term loan totaled $1,810 million and denominated in U.S. dollars.

In connection with the financial reorganization of AXA Equity & Law (United Kingdom) relating to the Inherited Estate, it is anticipated that a payment of approximately £230 million will be made to the U.K. with-profit policyholders.

AXA's annual general meeting of shareholders was held on May 9, 2001. The shareholders declared a cash dividend of approximately €926 million (€2.20 per ordinary share[1]) in respect of the 2000 financial year.

CONSOLIDATED CASH FLOWS

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Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Net cash provided by operating activities (excluding net realized gains) totaled €15.8 billion for the year ended December 31, 2000, which is attributable to growth in the life and savings business (1999: €33.8 billion).

Net cash used in investing activities was €15.2 billion for the year ended December 31, 2000 (1999: net cash used of €36.7 billion) and related mainly to the following items:

- *new cash from an increase in new business relating to separate account (unit linked) contracts used to acquire underlying investments to support such contracts of €4.0 billion;*
- *cash paid in connection with the buyout of minority interests in AXA China Region (€0.5 billion), SLPH (nearly €3.6 billion) and AXA Financial (nearly €6.6 billion), the acquisitions of Nippon Dantai (approximately €2.0 billion) and Sanford C. Bernstein, Inc. (approximately €1.7 billion); and*
- *proceeds from the sale of DLJ of €8.4 billion.*

Net cash provided from financing activities totaled €11.7 billion for the year ended December 31, 2000 (1999: net cash provided of €2.2 billion) and was mainly attributable to the following items:

- *net cash proceeds of €3.7 billion in connection with the issuance of AXA ordinary shares in June 2000 to fund the buyout of the minority interests in SLPH ; and*
- *net cash proceeds of approximately €7.2 billion from the issuance of subordinated debt and other long term borrowings, which was used primarily to fund the buyout of minority interests in AXA China Region and AXA Financial and the acquisitions of Nippon Dantai and Sanford C. Bernstein, Inc.*

The net impact of foreign exchange was approximately €1.0 billion increase in net cash for the year ended December 31, 2000 (1999: increase of €0.8 billion). The net change is due to foreign currency exchange rate impact of the U.S. dollar, Australian dollar and Japanese Yen to the Euro in 2000.

The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation (primarily the sale of DLJ and the acquisition of Nippon Dantai), resulted in an increase in cash and equivalents of €11.9 billion in 2000 (1999: increase of €3.7 billion).

Total consolidated cash and equivalents amounted to €26 billion at December 31, 2000 (1999: €14 billion).

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

Net cash provided by operating activities was €33.8 billion for the year ended December 31, 1999 (1998: €12.9 billion). The increase in net cash provided by operations was mainly attributable to the increase in cash flows resulting from operating activities carried by AXA's financial services operations.

Net cash used in investing activities in 1999 was €36.7 billion (1998: €10.7 billion). The increase in cash used in investing activities primarily related to an increase in the insurance-related invested assets, mainly in separate account assets.

Net cash provided from financing activities amounted to €2.2 billion in 1999 (1998: € 0.1 billion). The increase in net cash provided by financing activities in 1999 was primarily due to the absence of repayments of long-term debt in 1999.

The net impact of foreign exchange was a €837 million increase in net cash in 1999 (1998: decrease of €150 million). The net addition to cash due to changes in the scope of consolidation increased to €3,548 million in 1999 arising from the GRE acquisition.

The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation, resulted in an increase in cash and equivalents of €3.7 billion in 1999 (1998: increase of €2.2 billion).

Total consolidated cash and equivalents amounted to €14 billion at December 31, 1999 (1998: €10 billion).

(1) The dividend per ordinary share is before taking account of the 4-for-1 stock split and the corresponding change in the ratio between the AXA ADS and the ordinary share that was approved at the annual general meeting of shareholders held on May 9, 2001.

RECONCILIATION OF FRENCH GAAP TO U.S. GAAP

There are differences between generally accepted accounting principles in France (French GAAP) and in the United States (U.S. GAAP). For a discussion of the differences between French GAAP and U.S. GAAP, which materially affect the determination of AXA's consolidated net income and shareholders' equity, see notes 26 and 27 to the consolidated financial statements included elsewhere in this annual report.

(in euros million)	Year ended December 31, 2000	1999	1998
Consolidated net income in accordance with French GAAP	3,904	2,021	1,531
Adjustments to U.S. GAAP	(1,133)	217	(74)
Consolidated net income in accordance with U.S. GAAP, except for adjustment for the change in unrealized investments gains and losses on assets allocated to UK with-profit contracts	2,771	2,239	1,456

Under French GAAP, in accounting for UK with-profit contracts, revenue and expense are matched in net income by including both changes in the estimated fair values of assets allocated to UK with-profit contracts and corresponding increases or reductions in the liability for UK with-profit policyholder benefits. US GAAP, which was developed in an environment that differs from the one in which the UK with-profit contract was developed, requires the change in unrealized investment gains on assets allocated to UK with-profit contracts be excluded from net income, while requiring recognition of the corresponding change in the liability for with-profit policyholder benefits in net income. Accordingly, AXA believes this exclusion results in amounts that do not fully reflect the economic effect of the UK with-profit contracts. A rise in the fair value of these assets results in an increase in the liability for policyholder benefits and a reduction in AXA's consolidated US GAAP net income. The adjustment below eliminates the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts, which are included in net income in accordance with US GAAP, except for such adjustment. AXA believes that the information provided above, for which net income includes the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts, provides a presentation AXA believes is more meaningful under the circumstances.

Consolidated net income in accordance with U.S. GAAP, except for adjustment for the change in unrealized investments gains and losses on assets allocated to UK with-profit contracts	2,771	2,239	1,456
Elimination of unrealized investment gains and losses on assets allocated to UK with-profit contracts, net of deferred tax	477	(1,030)	(709)
CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	3,248	1,209	748
Consists of :			
Continuing operations	951	865	618
Discontinued operations of DLJ	2,297	344	129
Net income per ordinary share:			
Amounts in accordance with French GAAP			
– basic	10.28	5.73	4.52
– diluted	9.74	5.40	4.24
Amounts in accordance with U.S. GAAP, except for change in unrealized investment gains and losses on assets allocated to UK with-profit contracts			
– basic	7.38	6.41	4.36
– diluted	7.15	6.13	4.09
Amounts in accordance with U.S. GAAP			
– basic	8.65	3.46	2.24
– diluted	8.38	3.29	2.11

The French GAAP to U.S. GAAP adjustments to AXA's consolidated net income for the years ended December 31, 2000, 1999 and 1998 were primarily attributable to the following items :

- **Accounting treatment of unrealized investment gains and losses on assets allocated to UK with-profit contracts.** Unrealized investment gains and losses are included in net income under French GAAP and included in "Other comprehensive income" a separate component of shareholders' equity under U.S. GAAP. As a consequence, the adjustment to U.S. GAAP net income in 2000 was an increase of €477 million net of tax and related to AXA's Life and Savings Segment only (1999: decrease of €1,030 million and 1998: decrease of €709 million).

- **Differences in goodwill and purchase accounting.** The significant differences between French GAAP and U.S. GAAP relate to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA (or of an affiliate) and settling / exchanging outstanding employee stock options in the target company, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders' equity under French GAAP, when ordinary shares are issued. As a consequence, the adjustment to U.S. GAAP net income was decrease of €1,228 million, of which €828 million was attributable to the cost of settling / exchanging outstanding employee stock options in connection with the buyout of the minority interests in AXA Financial in 2000 (1999: decrease of €17 million and 1998: decrease of €140 million).

- **Shares issued by subsidiaries.** Under both French GAAP and U.S. GAAP, in the event a subsidiary issues shares, the ownership interest held by the parent company decreases and a realized gain or loss is recorded. In the event that there is a specific plan by the parent company to repurchase such shares, the realized gain or loss (net of tax) will be recorded in shareholders' equity under U.S. GAAP. As a consequence, U.S. GAAP net income decreased by €104 million in 1999 as the amount calculated under French GAAP was greater than the corresponding amount under U.S. GAAP, which related to the issuance of shares by SLPH (subsequently renamed AXA UK Holdings) to acquire GRE in 1999 (2000 and 1998: nil).

- **Catastrophe equalization reserves.** These reserves are recorded under French GAAP pursuant to local statutory regulations in the countries of operations whereas under U.S.GAAP such reserves are not established until the loss event occurs. As a consequence, the adjustment to U.S. GAAP net income was a decrease of €246 million in 2000 (1999: decrease of €141 million and 1998: increase of €40 million), and was attributable to both AXA's Property and Casualty Segment and International Insurance Segment.

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Item 6: Directors Senior Management and Employees

At the annual general meeting of shareholders of AXA held on May 9, 2001, AXA's shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The information contained in this Item 6 is on a pre-split basis and does not reflect the corresponding ratio change between the AXA ADS and ordinary shares.

MANAGEMENT BOARD

The Company's business is managed by a Management Board *(Directoire)* currently consisting of five members. Under French law, the Management Board has management responsibility for the Company and broad powers to act in the name of the Company within the scope of the Company's purpose, and subject to the authority expressly reserved by French company law to shareholders and the Supervisory Board. The Chairman of the Management Board or any of its members who has been granted the same authority may represent the Company in transactions with third parties. Any limitation on powers of the Management Board is not enforceable against third parties, who may bring legal action against the Company to enforce commitments made in its name by the Chairman of the Management Board or any other member granted the same authority to represent the Company, provided that the necessary publicity requirements with respect to the power of these persons to represent the Company have been met.

Members of the Management Board may, with the approval of the Supervisory Board, assign among themselves specific tasks and positions in relation to the management of the Company. Despite any such allocation of tasks, members of the Management Board are still under an obligation to meet regularly to discuss essential management issues related to the Company and to exercise the requisite due diligence in managing the business and affairs of the Company.

The Management Board may at its discretion entrust one or more of its members or any non-member with special assignments, whether of a permanent or temporary nature, and grant the necessary powers to allow the assignee to perform his or her task.

The Management Board reports to the Supervisory Board either orally or in writing summarizing the major developments in the management of the Company. Within three months following the end of the year, the Management Board prepares the final accounts and the consolidated financial statements of AXA and submits them to the Supervisory Board for review and control. The Management Board also submits a proposal to the Supervisory Board with respect to the allocation of the earnings for the fiscal year.

The table below sets forth the names of the members of the Management Board as of the date of this annual report and their current principal occupation or employment and principal outside directorships.

Name and Age	Principal Occupation or Employment and Principal Outside Directorships
Henri de Castries (46)	Chairman of the Management Board
Françoise Colloc'h (58)	Group Executive Vice President, Human Resources, Communication and Synergies
Gérard de La Martinière (57)	Group Executive Vice President, Finance, Control, and Strategy; Director, Crédit Lyonnais and Schneider Electric
Edward Miller (60)	Vice-Chairman of the Management Board; President and Chief Executive Officer of AXA Financial, Inc.; Director, Keyspan Energy Corporation
Claude Tendil (55)	Vice-Chairman of the Management Board; Chief Executive Officer of AXA France Assurance

The members of the Management Board are appointed by the Supervisory Board for a period of three years. The current members of the Management Board were appointed by AXA's Supervisory Board on January 19, 2000. The members of the Management Board need not be shareholders; however, they must be individuals. The Supervisory Board must appoint one of the members of the Management Board as Chairman.

On May 16, 2001, the Company announced that Christopher M. Condron will succeed Edward Miller as President and Chief Executive Officer of AXA Financial, Inc. and will become a member of the Company's Management Board. In connection with this management transition, Mr. Miller will resign from the Company's Management Board and become a member of the Supervisory Board. Mr. Miller will also become a senior adviser to Henri de Castries, Chairman of the Company's Management Board. It is currently anticipated that these management changes will become effective in July 2001.

SUPERVISORY BOARD

The Supervisory Board reviews the management of the Company's business and affairs by the Management Board. This supervision may not give rise to direct or indirect management of the Company by the Supervisory Board or any of its members and may not be performed in a way that precludes the Management Board from performing its managerial duties.

In accordance with applicable French laws and regulations, specified transactions, such as the sale of real property and the granting of collateral, warrants or guarantees must be approved by the Supervisory Board. In addition, according to the Company's statuts certain decisions of the Management Board, including decisions on the establishment of share repurchase programs, mergers and acquisitions, strategic partnership agreements or the distribution of dividends are subject to the prior authorization of the Supervisory Board.

The Supervisory Board sets its own internal operating procedures which are communicated to the Management Board.

The Supervisory Board may consist of no less than three and no more than twenty-four members. French company law provides that in particular circumstances, such as in the event of a merger, the Supervisory Board may temporarily consist of up to 30 members for a period of up to three years. The members of the Supervisory Board are appointed by a majority of the shareholders at the annual general meeting. French company law does not allow for cumulative voting.

Members of the Supervisory Board are generally appointed for a four year-term. The Supervisory Board appoints a Chairman and a Vice-Chairman from among its members. The Chairman calls and presides over the meetings of the Supervisory Board.

 As of the date of this annual report, the Supervisory Board consists of the following 14 members:

Name and Age	Initially Appointed	Current Term Expires	Principal Occupation or Employment and Directorships
Claude Bébéar (65)	2000	2003	Chairman of the Supervisory Board of the Company; Director of AXA Financial, Inc., Schneider Electric and BNP Paribas.
Jean-René Fourtou (61)	1997	2003	Vice-Chairman of the Supervisory Board of the Company; Vice-Chairman of the Management Board of Aventis; Director of Schneider Electric; Pernod-Ricard, La Poste, EADS and AXA Financial, Inc.
Thierry Breton (46)	2001	2005	Chairman of the Supervisory Board of Thomsom SA, Thomson Multimedia and Université de Technologie de Troyes; Director or Supervisory Board Member of Bouygues Telecom, CNES, Dexia, la Poste; Rhodia, and Schneider Electric.
Jacques Calvet (69)	1997	2003	Chairman of the Supervisory Board of Bazar de l'Hotel de Ville (BHV); Vice Chairman of the Supervisory Board of Galeries Lafayette; Director or Supervisory Board Member of Société Générale and Groupe André.
David Dautresme (67)	1997	2003	Chairman of Parande Développement (Groupe Euris); Senior Advisor to Lazard Frères; Director or Supervisory Board Member of Lazard Frères Banque, Casino and Club Méditerranée.
Michel François-Poncet (66)	1997	2003	Vice-Chairman of the Supervisory Board of BNP Paribas; President of BNP Paribas (Suisse); Vice Chairman of Pargesa Holding (Suisse); Director or Supervisory Board Member of Schneider Electric, LVMH, TotalFinaElf and Eridania Beghin-Say.
Anthony Hamilton (59)	1997	2005	Chairman of AXA UK plc and Fox-Pitt, Kelton Group (UK); Director of AXA Financial, Inc. and Supervisory Board Member of Eldon Capital Management.
Henri Hottinguer (66)	1997	2003	Chairman of the Supervisory Board of Credit Suisse Hottinguer and EMBA NV; Vice Chairman and Executive Officer of Financière Hottinguer; Director of Finaxa and Intercom.
Richard H. Jenrette (72)	1997	2003	Senior advisor of Credit Suisse First Boston; Director of the Duke Endowment, Harvard University.
Henri Lachmann (62)	1997	2005	Chairman and Chief Executive Officer of Schneider Electric; Director or Supervisory Board Member of Vivendi, CNRS and A.N.S.A.
Gérard Mestrallet (52)	1997	2003	Chairman of the Management Board of Suez Lyonnaise des Eaux; Chairman of the Supervisory Board of Tractebel; Director or Supervisory Board Member of Saint Gobain, Sagem, Crédit Agricole Indosuez and Casino.
Alfred von Oppenheim (67)	1997	2003	Chairman of the Supervisory Board of SAL Oppenheim Jr & Cie and Chairman of Bank SAL Oppenheim Jr & Cie (Suisse).
Michel Pébereau (59)	1997	2005	Chairman and Chief Executive Officer of BNP Paribas; Director or Supervisory Board Member of Galeries Lafayette, Saint Gobain, TotalFinaElf, Lafarge; Permanent Representative of BNP Paribas on the Supervisory Boards of Renault and Dresdner Bank.
Bruno Roger (67)	1997	2005	Executive committee member of Lazard Frères; Senior manager of Lazard Paris; Chief Executive Officer of AZEO; Director or Supervisory Board Member of Saint-Gobain, Thalès, Sofina and Cap Gemini Ernst & Young.

EXECUTIVE OFFICERS

The table below sets forth the names of the executive officers of the Company, their principal position within the AXA Group and the years of their initial designation as executive officers of the Company.

Name	Current positions	Executive officer since
Henri de Castries	Chairman of the Management Board	1991
Jean-Luc Bertozzi	Executive Officer of AXA France Assurance	1998
Alfred Bouckaert	Chief Executive Officer of AXA Royale Belge	1999
Claude Brunet	Executive Officer responsible for Transnational and Strategic Projects and Operations	2001
Donald Brydon	Chief Executive Officer of AXA Investment Managers	1997
Claude Cargou	Chief Information Officer	2000
Françoise Colloc'h	Member of the Management Board Group Executive Vice President, Human Resources, Communication and Synergies	1991
Claus Michael Dill	Chairman of the Management Board of AXA Colonia Konzern AG	1999
Denis Duverne	Group Executive Vice President, Finance, Control and Strategy	2000
Michael Hegarty	Vice Chairman and Chief Operating Officer of AXA Financial, Inc.	1998
Gérard de La Martinière	Member of the Management Board Group Executive Vice President, Finance, Control and Strategy	1991
Edward Miller	Vice-Chairman of the Management Board; President and Chief Executive Officer of AXA Financial, Inc., Executive Officer responsible for AXA group information systems and e-business	1997
Jean-Marie Nessi	Chairman and Chief Executive Officer of AXA Corporate Solutions	1998
Les Owen	Managing Director of AXA Asia Pacific Holdings	1999
Michel Pinault	Executive Officer responsible for Asia-Pacific Business Unit	1997
Claude Tendil	Vice-Chairman of the Management Board; Chief Executive Officer of AXA France Assurance	1989
Patrick Thourot	Group Executive Vice President, Actuarial	2000
Stanley Tulin	Vice-Chairman and Chief Financial Officer of AXA Financial, Inc.	2000

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SUPERVISORY BOARD COMMITTEES

The Supervisory Board has established four sub-committees: the Audit Committee, the Finance Committee, the Compensation Committee and the Selection Committee.

Each committee issues recommendations, proposals and opinions on matters falling within its mandate, and each is empowered to undertake such reviews as it deems necessary to shed light on Supervisory Board proceedings. Outside participants may be invited to meetings at the discretion of the members of these Committees.

Reports on committee findings are delivered by Committee Chairmen at the ensuing Supervisory Board meeting.

The Audit Committee is composed of the following six members: Jacques Calvet (Chairman), David Dautresme, Anthony Hamilton, Henri Hottinguer, Alfred von Oppenheim, Bruno Roger.

The role of the Audit Committee is to examine the Company's interim and annual financial statements before they are presented to the Supervisory Board, as well as other financial documents of the Company in connection with the accounts for each reporting period. The Committee is also consulted on the selection of the Company's Independent Auditors and reviews the independent auditors' audit plan, the results of their audits, their recommendations and planned follow-up steps. Events that may expose AXA to material risks are referred to the Audit Committee by the Management Board or the independent auditors. The Audit Committee is also informed of accounting practices in force at AXA, and it reviews projected changes in accounting policy or method.

The Audit Committee also reviews the program and aims of the AXA's Central Audit Department and reports produced by this department or by consultants engaged by it from time to time. It may, at its discretion, request that internal and external audits be carried out.

The Audit Committee may also examine any and all matters it deems appropriate and report to the Supervisory Board.

The Audit Committee held four meetings in 2000.

The Finance Committee is composed of the following seven members: Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Michel François-Poncet, Gérard Mestrallet, Alfred von Oppenheim, Michel Pébereau.

The Finance Committee reviews proposed sales of securities, assets or real estate when the sale price exceeds the authority delegated to the Management Board by the Supervisory Board.

In addition, the Finance Committee examines all proposed material financial transactions involving AXA that are proposed by the Management Board, as well as the broad outlines governing AXA's asset management policy and, more generally, all issues that pertain to AXA's investment management policy.

The Finance Committee held seven meetings in 2000.

The Compensation Committee is composed of the following four members: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou, Anthony Hamilton.

The Compensation Committee recommends compensation levels for the Chairman of the Supervisory Board and the members of the Management Board, the amount of fees for Supervisory Board members to be submitted to the approval of the annual general meeting of the Company's shareholders, as well as stock subscription and purchase options for AXA ordinary shares granted to members of the Management Board.

The Compensation Committee reviews all Management Board recommendations pertaining to the principles and procedures governing the compensation of AXA executives and to all stock subscription and purchase options for AXA ordinary shares granted to AXA employees.

The Compensation Committee is also informed by the Management Board of compensation levels set by the Boards of Directors of the Company's subsidiaries.

The Compensation Committee met twice in 2000.

The Selection Committee is composed of the following five members : Jean-René Fourtou (Chairman), Richard H. Jenrette, Gérard Mestrallet, Michel Pébereau, Bruno Roger.

The Selection Committee recommends nominees to the Supervisory Board and the Management Board, nominates their respective Chairman and Vice Chairman and other members as well as Chairmen of all Sub-Committees of the Supervisory Board.

The Selection Committee is kept informed of appointments of AXA's principal executives and officers, and, in particular, the executive officers.

The Selection Committee met twice in 2000.

DIRECTORS SERVICE CONTRACTS

In connection with AXA's acquisition of the minority interest in AXA Financial, AXA Financial entered into continuity agreements with certain executives of AXA Financial, including Edward Miller, Chief Executive Officer of AXA Financial and Vice Chairman of AXA's Management Board. The continuity agreements were approved by a special committee of AXA Financial's Board of Directors, formed in connection with that transaction, in order to promote the stability of AXA Financial's management and its focus on the ongoing business of AXA Financial. The continuity agreements cover three "tiers" of executives: Tier I, Tier II and Tier III. Mr. Miller was one of three AXA Financial executives categorized as a Tier I executive. Mr. Miller's continuity agreement generally provides for cash severance payments and other benefits if his employment is terminated by AXA Financial, at any time within two (2) years after December 22, 2000 (the expiration of the initial offer period) for any reason other than the executive's death, disability, retirement or for cause (all as defined in the agreements), or if he resigns for good reason. Generally, the agreements define "good reason" to include a reduction in the executive's base salary, the material and adverse diminution of the executive's duties and responsibilities, the assignment of duties materially inconsistent with the level of duties performed by the executive prior to the expiration of AXA's initial offer, in either this case or the immediately preceding case, as a direct result of the offer and the merger, or the attempted relocation of the executive's employment more than 50 miles from its current location. Mr. Miller's agreement also provides for a special voluntary termination right, in that he can claim a "good reason" resignation with or without any reason given by him during the fifteenth (15th) month following the month in which the offer was consummated (December, 2000), by providing his employer with prior written notice regarding his decision to terminate during the ninth (9th) month following the month in which the offer was consummated. No diminution or assignment, as described above, will be deemed to exist so long as Mr. Miller retains his title with AXA Financial and has duties customarily performed by an executive with the same title in a privately held, wholly owned subsidiary of a public company. In the event of such termination of employment, Mr. Miller would be entitled to a severance amount equal to three (3) times the sum of (i) his annual rate of base salary, plus (ii) the highest annual bonus paid or payable in, or in respect of, the three full fiscal years preceding the year in which such termination occurred. Mr. Miller would not be required to mitigate the amount of any payment provided for under the agreement. In addition to other benefits provided, medical, dental, vision and life insurance coverage would also be continued for the relevant for a period ending three years after the relevant termination date.

EMPLOYEES

EMPLOYEES	At December 31, 1999	At January 1, 2000 (a)	At December 31, 2000
Insurance	**74,485**	**82,885**	**81,062**
France (b)	19,497	19,497	18,541
United Kingdom	12,871	12,871	12,135
Germany	9,694	9,694	8,989
Belgium	4,417	4,417	4,315
United States	5,444	5,444	6,173
Asia/Pacific	5,222	13,782	13,777
Other countries	12,631	12,471	12,099
International Insurance	4,709	4,709	5,033
AXA Corporate Solutions	2,492	2,492	2,554
Assistance	2,217	2,217	2,469
Financial Services	**16,779**	**7,734**	**8,375**
Alliance Capital	2,396	3,903	4,438
AXA Investment Managers	1,207	1,207	1,521
National Mutual Fund Management	524	524	278
Donaldson, Lufkin & Jenrette	10,206	–	–
France (b) (c)	566	220	257
Germany	217	217	223
Belgium	1,663	1,663	1,658
AXA Group Central Services	**744**	**744**	**920**
TOTAL	**92,008**	**91,363**	**90,357**

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro rata, in accordance with the percentage of consolidation.

(a) The personnel at January 1, 2000 are included on a constant structural basis in relation to the personnel at December 31, 2000, taking into account the principal transactions effected during 2000: the sale of DLJ and Dongbu Life as well as the acquisition of Nippon Dantaï and Sanford Bernstein.

(b) A portion of the personnel of AXA's French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France include personnel involved in management of the portfolio of the four Mutuelles AXA, which are not included in AXA's consolidated financial statements.

(c) The personnel at December 31, 1999 mistakenly included 346 persons already included in the central functions of AXA.

COMPENSATION

The aggregate compensation paid or accrued in 2000 by the Company or its subsidiaries to executive officers of the Company including the members of the Management Board (20 persons in total) who served during 2000 was €36,042,237.

The aggregate compensation of the members of the Supervisory Board of the Company as directors' fees paid or accrued in 2000 by the Company (20 persons in total) was €1,668,173.

The broad outlines of AXA's executive compensation policy have been submitted to the Compensation Committee of the AXA Supervisory Board, and the Supervisory Board is regularly informed of implementation status. This policy applies to all executive officers of the Company. The policy is adapted to local regulations and practices under the supervision of the Boards of Directors of the company's subsidiaries.

Executive compensation consists of both a fixed and a variable component. The fixed component is based on local market conditions and is generally targeted to be within the top quartile range. The variable component is linked to AXA's global financial performance, local company performance, and individual performance, weighted to take into account individual levels of responsibility. The portion of the variable component tied to AXA's global financial performance is based on net earnings per share and AXA's share price trend. The portion of the variable component tied to individual performance objectives is adjusted to comprise the principal component of annual compensation, in such a way that compensation levels of AXA executives are generally situated within the upper range of the going market rate.

EXECUTIVE OFFICER COMPENSATION

Type of compensation (gross amounts)	Salary (in euros)		Directors fees[1] (in euros)	Total (salaries and fees)
Executive officers	fixed[2]	bonus[3]		
Members of the Management Board				
H. de Castries	500,000	1,046,253	130,211	1,676,464
F. Colloc'h	354,250	819,982	–	1,174,232
G. de La Martinière	304,898	654,397	58,540	1,017,835
E. Miller (United States)	1,052,450	6,924,416	56,420	8,033,286
C. Tendil	400,000	996,082	174,564	1,570,646
Former Member of the Management Board				
C. Bébéar[4]	510,449	2,343,530	126,142	2,980,121
Other Executive offers				
J.L. Bertozzi	153,211	346,152	34,837	534,200
A. Bouckaert (Belgium)	402,211	163,614	35,832	601,657
D. Brydon (United Kingdom)	410,750	1,314,400	68,276	1,793,426
C. Cargou	193,419	447,509	2,825	643,753
C.M. Dill (Germany)	460,161	391,989	113,128	965,278
D. Duverne	273,777	298,906	29,814	602,497
M. Hegarty (United States)	732,375	3,255,000	–	3,987,375
J.M. Nessi	221,810	727,360	73,290	1,022,460
L. Owen (Australia)[5]	531,658	920,299	–	1,451,956
M. Pinault	184,069	430,244	774	615,087
P. Thourot	243,918	217,760	24,753	486,431
S. Tulin (United States)[6]	651,000	2,821,000	–	3,472,000
Former Executive officers				
M. Wood (United Kingdom)[7]	530,553	1,280,784	736,611	2,547,948
R. Gogel[8]	440,076	645,526	–	1,085,602

(1) *Directors fees received from AXA group companies and from companies outside the AXA Group where such individual served as a representative of the AXA group.*
(2) *At December 31, 2000.*
(3) *Paid in 2000 for services rendered in 1999.*
(4) *Claude Bébéar was Chairman of AXA's Management Board until May 3, 2000. His compensation includes amounts received in his capacity as Chairman of the Management Board as well as amounts received in connection with various mandates within the AXA group since his nomination as Chairman of AXA's Supervisory Board on May 3, 2000.*
(5) *The compensation of L. Owen includes the portion of his bonus invested in the Executive Deferred Incentive Plan of Sun Life.*
(6) *S. Tulin became a member of the Executive Committee in December 2000.*
(7) *The compensation of M. Wood includes €206,058 following the cancellation of his options on shares of AXA Equity & Law Plc. Following AXA's acquisition of the minority interest in SLPH, the Long Term Incentive Plan of Sun Life was terminated and, in connection therewith, M. Wood received €848,813. M. Wood left the AXA group in February 2001.*
(8) *R. Gogel left the AXA group in May, 2000.*

Because of the different tax systems according to the countries where the Company's executive officers are located, the comparison of the compensations is difficult. For example, the marginal tax rate for the following countries are: Germany: 51.2% (excluding Church tax); Australia: 48.50%; Belgium: 60%; United States: 46.45%; France: 53.25% plus 10% (social tax); United Kingdom: 40%.

SHARE OWNERSHIP INFORMATION

No member of the Company's Supervisory Board or Management Board and no executive officer of the Company beneficially owns one percent or more of the Company's total outstanding ordinary shares as of the date of this annual report. The following table presents the ordinary shares of AXA and Finaxa owned by the members of AXA's Management Board.

SHARES OWNED BY THE MANAGEMENT BOARD MEMBERS AT DECEMBER 31, 2000[1]		
	Companies	
Holders	AXA	FINAXA
H. de Castries	53,625	72,649
F. Colloc'h	9,909	21,482
G. de La Martinière	206	50,000
E. Miller	0	0
C. Tendil	38,748	566

(1) Excludes interests in AXA Actionnariat, an employee investment plan investing in AXA ordinary shares in which certain members of the Management Board participate, and AXA ordinary shares subject to options, which are set forth in the table below. Finaxa is a holding company the assets of which consist principally of AXA ordinary shares.

The following table presents the ordinary shares of AXA owned by the members of AXA's Supervisory Board at December 31, 2000.

AXA SHARES OWNED BY SUPERVISORY BOARD MEMBERS AT DECEMBER 31, 2000[1]

Claude Bébéar	211,407
Jean-René Fourtou	1,623
Thierry Breton	–
Jacques Calvet	180
David Dautresme	5,261
Michel François-Poncet	867
Anthony Hamilton	4,059
Henri Hottinguer	13,128
Richard H. Jenrette	100
Henri Lachmann	2,190
Gérard Mestrallet	202
Alfred von Oppenheim	140
Michel Pébereau	372
Bruno Roger	2,809

(1) Excludes interests in AXA Actionnariat and AXA ordinary shares subject to options held by certain Supervisory Board Members.

SHARE OPTIONS

At December 31, 2000, options to purchase a total of 8,793,004 ordinary shares of the Company had been granted by the Company and were outstanding, representing 1.9% of the Company's total outstanding share capital at that date. In addition, at December 31, 2000, 1,755,000 options to purchase shares of MOFIPAR (an affiliate of the Company the assets of which consist principally of shares in AXA Asia Pacific Holdings, Ltd.) were outstanding. At December 31, 2000, these options on Company ordinary shares and MOFIPAR shares were held by 1,710 persons.

At December 31, 2000, the Company's executive officers including members of the Management Board (20 persons in total) held options on (i) 2,347,801 ordinary shares of the Company (ii) 1,645,238 ADSs and (iii) 390,000 Mofipar shares. In addition, outstanding options to purchase 40,000 ordinary shares of the Company were held at such date by the members of the Company's Supervisory Board (18 persons).

For additional information on share options, please see note 20 to the consolidated financial statements included else where in this annual report.

OPTIONS[1] HELD BY EXECUTIVE OFFICERS

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AXA GROUP COMPANY BENEFICIARIES	AXA	AXA ADS[2]	MOFIPAR	FINAXA
Members of the Management Board				
H. de Castries	348,910	142,398	50,000	110,000
F. Colloc'h	294,838	9,127	50,000	90,000
G. de La Martinière	287,674	–	50,000	75,000
E. Miller (United States)	131,520	1,088,924	–	25,000
C. Tendil	329,127	–	50,000	110,000
Former Member **of the Management Board**				
C. Bébéar[3]	231,555	142,398	100,000	850,000
Other Executive Officers				
J.L. Bertozzi	120,805	–	30,000	–
A. Bouckaert (Belgium)	40,217	–	–	–
D. Brydon (United Kingdom)[4]	52,536	–	–	–
C. Cargou	58,561	–	30,000	–
C.M. Dill (Germany)	40,217	–	–	–
D. Duverne[5]	95,942	79,110	30,000	–
M. Hegarty (United States)	45,434	10,665	–	–
J.M. Nessi[6]	34,221	–	–	–
L. Owen (Australia)	56,795[7]	–	–	–
M. Pinault	89,057	–	–	–
P. Thourot	16,130	–	–	–
S. Tulin (United States)[8]	32,826	172,516	–	–
Former Executive Officers				
M. Wood (United Kingdom)	41,436[9]	–	–	–
R. Gogel[10]	–	–	–	–

(1) Options granted and not yet exercised as of December 31, 2000.
(2) As part of AXA's acquisition of the minority interest in AXA Financial, Inc., outstanding options on AXA Financial common shares were converted into options on AXA ADSs on January 2, 2001.
(3) Since May 3, 2000, C. Bébéar is Chairman of the Supervisory Board.
(4) Also holds options on ordinary shares of AXA Investment Managers, a non-quoted subsidiary of AXA.
(5) Also holds options on shares of Lor Finance, a non-quoted subsidiary of AXA, the assets of which were principally common shares of AXA Financial, Inc.
(6) Also holds options on shares of AXA Corporate Solutions, a non-quoted subsidiary of AXA.
(7) 6216 options on AXA ordinary shares held by L. Owen were obtained through conversion of options on SLPH shares previously held by Mr. Owen as part of AXA's acquisition of the minority interest in SLPH in July 2000.
(8) S. Tulin became a member of the Executive Committee in December 2000.
(9) 7704 options on AXA ordinary shares held by M. Wood were obtained through conversion of options on SLPH shares previously held by Mr. Wood as part of AXA's acquisition of the minority interest in SLPH in July 2000. M. Wood left the AXA group in February 2001.
(10) R. Gogel left the AXA group in May, 2000.

Item 7: Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The table below sets forth at March 15, 2001 all persons known by AXA to own, directly or indirectly, more than 5% of the issued ordinary shares.

Identity of person or Group	Shares	Percent of Class	Percent of Voting Power
Mutuelles AXA as a Group (directly and indirectly through Finaxa)	89,741,903	21.0%	33.6%
Finaxa (directly and indirectly)	61,010,901	18.1%	29.1%

The following diagram sets forth the ownership structure of the Company at March 15, 2001 (numbers in parenthesis represent the percentage of total voting power held while numbers not in parenthesis represent the percentage of total outstanding ordinary shares held):



(a) Directly and indirectly.

Finaxa is a holding company which is listed on the ParisBourse. The ordinary shares of Finaxa not owned by the Mutuelles AXA or BNP Paribas are publicly traded.

Over the past three years, the direct and indirect percentage of AXA's total outstanding ordinary shares held by the Mutuelles AXA has decreased from 23.9% at December 31, 1998 to 21.0% at December 31, 2000. Over the same period, the direct and indirect percentage of AXA's total outstanding ordinary shares held by Finaxa has decreased from 20.8% at December 31, 1998 to 18.4% at December 31, 2000. The following table shows the repartition of AXA's ordinary share capital over the past three years:

	At December 31,		
	1998	1999	2000
• Mutuelles AXA (as a group, shares held directly and indirectly)	23.9%	23.5%	21.0%
– Held directly	3.1%	3.0%	2.8%
– Held indirectly through Finaxa and ANF	20.8%	20.5%	18.4%
• Treasury shares	1.1%	1.1%	1.1%
• Public	75.0%	75.4%	77.8%
TOTAL	**100.0%**	**100.0%**	**100.0%**

The AXA ordinary shares held by the Mutuelles AXA and Finaxa are entitled to double voting rights under the *statuts* of AXA because those shares have been held in registered form for the requisite period. For more information on double voting rights, see "Item 10 – Additional Information – Certain Rights of AXA Shareholders – Voting Rights" included elsewhere in this annual report.

As of March 15, 2001, to the best of AXA's knowledge based on the information available to it, AXA had approximately:

• 410,169 holders of record of its ordinary shares ; and

• 36,348,902 ADSs outstanding, representing approximately 4.2% of AXA's total outstanding ordinary shares, held by 22,571 holders of record.

Substantially all of the AXA ADSs were held by U.S. residents. As of February 6, 2001, to the best of AXA's knowledge based on the information available to it, approximately 14% of AXA's total outstanding ordinary shares were held by U.S. residents.

RELATIONSHIP WITH THE MUTUELLES AXA

The Mutuelles AXA are four mutual insurance companies engaged in the life and savings insurance business and property and casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurances Mutuelle, and AXA Conseil Vie Assurances Mutuelle. The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policyholders. As of March 15, 2001, the Mutuelles AXA, acting as a group, owned, directly and indirectly through intermediate holding companies (including Finaxa), approximately 21.0% of the issued ordinary shares representing approximately 33.6% of the voting power of the Company.

The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over Finaxa. These agreements affirm the intention of the Mutuelles AXA to utilize the synergies between the Mutuelles AXA and AXA's insurance subsidiaries so as to enhance their competitiveness while maintaining their separate identities. As part of these agreements, the Mutuelles AXA have also established a strategy committee *(comité de coordination stratégique)* composed of nine members appointed by the Boards of Directors of the Mutuelles AXA. The strategy committee elects a Chairman from among its members who, at present, is Claude Bébéar, who is also Chairman of AXA's Supervisory Board. The strategy committee is generally consulted on all significant matters relating to Finaxa. Under these agreements, each of the Mutuelles AXA has also granted a right of first refusal to the other Mutuelles AXA in the event of any sale or other disposition of shares of Finaxa (or subscription or other rights or options relating thereto) and agreed not to purchase additional shares of Finaxa without the prior consent of the strategy committee.

The Mutuelles AXA are engaged directly in the life and savings business and the property and casualty businesses in France. These insurance businesses, which are the Mutuelles AXA's only significant operating business activities, generated gross premiums of €1,386 million in 2000.

The insurance businesses of the Mutuelles AXA and the insurance businesses of AXA's French insurance subsidiaries use similar distribution channels and are managed as single businesses subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management, and certain members of the Company's Management and/or Supervisory Boards also hold directorships and/or management positions with the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of AXA's French insurance subsidiaries pursuant to management agreements between the Mutuelles and those subsidiaries. There are no agreements between the Mutuelles AXA and AXA's insurance subsidiaries that restrict in any way their ability to compete with one another.

Most of the costs and expenses of operating the life and savings business and the property and casualty business in AXA's French insurance subsidiaries (other than commissions) are shared by the relevant members of the AXA group and the Mutuelles AXA and allocated among them through *Groupements d'Intérêt Economique* or GIEs. GIEs are partnerships between various companies of the AXA group and the Mutuelles AXA that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future.

AXA Courtage IARD, a property and casualty insurance subsidiary of AXA, and AXA Courtage Assurance Mutuelle, a property and casualty insurance Mutuelle AXA, allocate between them the underwriting results of the property and casualty insurance business generated in France by insurance brokers. This allocation is achieved through a co-insurance agreement implemented through a GIE.

To the best of AXA's knowledge based on information currently available to it, there are no existing arrangements that management believes are likely to result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

From time to time AXA enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the furnishing of services and/or financing of operating activities. These agreements and transactions are generally negotiated on an arms-length basis and reflect prevailing market terms and conditions for similar transactions at the time they are implemented.

Since January 1, 2000, AXA has been party to the following transactions which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions which involved goods, services, or tangible or intangible assets:

AXA / Finaxa Trademark License. The name "AXA" and the AXA trademark are owned by Finaxa. On May 21, 1996, AXA and Finaxa entered into a licensing agreement pursuant to which Finaxa granted AXA a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in Finaxa or (ii) Finaxa and/or AXA hold, directly or indirectly, an interest in that company or partnership.

The non-exclusive license grants AXA the right, subject to the prior written approval of Finaxa, to grant sublicenses to such companies or partnerships. Finaxa has no obligation to grant any such approval. Over the past several years, a number of AXA's principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by AXA. AXA is obligated to pay Finaxa pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties received from sublicensees. AXA's non-exclusive license may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. Finaxa has, however, agreed not to exercise its right to terminate the license so long as Finaxa is AXA's largest shareholder. Upon termination, AXA and the companies to which it has granted sublicenses are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate.

Acquisition of the Minority Interest in AXA Financial. AXA's acquisition of the minority interests in AXA Financial was partially financed through an arrangement between AXA, AXA Financial and AXA Merger Corporation, a wholly-owned special purpose subsidiary of AXA created specifically for purposes of effecting that transaction. As part of this intragroup financing arrangement, AXA Financial:

(i) sold 6.5 million shares of Credit Suisse Group (received by AXA Financial in connection with the sale of DLJ) to AXA for $1.17 billion; and

(ii) loaned $3.0 billion to AXA Merger Corp. which AXA Merger Corp. used to fund a portion of the cash consideration delivered to tendering AXA Financial shareholders under the terms of the tender offer.

All these transactions were on arms length terms. Also in connection with this transaction, AXA Financial entered into continuity agreements with 43 executives of AXA Financial. These agreements were approved by the special committee of independent AXA Financial Board members created to review the terms and conditions of the tender offer in order to promote the stability of AXA Financial's management and its focus on the ongoing business of AXA Financial. Among the executives who entered into these continuity agreements were Edward D. Miller, Chief Executive Officer of AXA Financial and Vice Chairman of AXA's Management Board; Michael Hegarty, Vice Chairman and Chief Operating Officer of AXA Financial and an Executive Officer of AXA; and Stanley Tulin, Vice Chairman and Chief Financial Officer of AXA Financial and an Executive Officer of AXA. For further information concerning this transaction, please see the Registration Statement on Form F-4 filed by AXA with the U.S. Securities and Exchange Commission on November 21, 2000 (registration no. 333-50438) and note 6 to the consolidated financial statements included elsewhere in this annual report.

Acquisition of the Minority Interest in Sun Life & Provincial Holdings (SLPH). In July 2000, AXA completed the acquisition of the outstanding minority interests in SLPH for approximately £2.3 billion (€3.7 billion based on the exchange rate as of July 12, 2000, the date on which the acquisition was declared fully unconditional). This acquisition was financed primarily with the net cash proceeds of approximately €3.7 billion from an offering of 30.2 million newly issued AXA ordinary shares. In connection with that transaction, AXA offered SLPH shareholders a choice between cash and an AXA loan note, which is an AXA debt obligation. For additional information on this transaction, please see note 6 to the consolidated financial statements included elsewhere in this annual report.

AXA Nichidan. On March 7, 2000, AXA acquired Nippon Dantai Life Insurance Company through the creation of a new Japanese holding company, AXA Nichidan. Following that acquisition, AXA contributed cash of approximately Yen 207 billion (€2 billion) to increase AXA Nichidan's capital. The purchase price paid by AXA and the additional capital injections were funded primarily by subordinated debt securities issued by AXA in February and March 2000.

Loans. AXA from time to time makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2000, the aggregate amount outstanding in respect of loans made by AXA to its subsidiaries or affiliates was approximately €2.88 billion and the largest amount of such loans outstanding during 2000 was also approximately €2.88 billion. This amount represents approximately 30 separate loans originated at different times and bearing interest at varying rates which generally reflected prevailing market rates at the respective dates such loans were originated. At December 31, 2000, there were no loans from AXA (the Company) to any member of AXA's Management or Supervisory Board.

For information on other transactions between AXA and its subsidiaries, please see notes 6 and 21 to the consolidated financial statements included elsewhere in this annual report.

Item 8: Financial Information

LEGAL PROCEEDINGS

See note 18 to the consolidated financial statements for the year ended December 31, 2000, included elsewhere in this annual report.

DIVIDEND POLICY

AXA has paid dividends on the AXA ordinary shares in each year for at least the past five years. AXA pays dividends in Euro. Future dividends will depend on AXA's earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to prior approval by the Supervisory Board, and are submitted for final approval to AXA's shareholders at an ordinary general meeting of shareholders. For further information on the dividends declared and paid in the most recent five years and on AXA's dividend policy, see "Item 3 – Key Information- Dividends", and "Item 10 – Additional Information – Dividends".

Item 9: The Offer and Listing

MARKETS AND MARKET PRICES FOR AXA SECURITIES

STOCK SPLIT

At the annual general meeting of shareholders of AXA held on May 9, 2001, AXA's shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The pro-forma impact on net income per ordinary share (and per ADS) is presented in note 27 to the consolidated financial statements included elsewhere in this annual report.

The information contained in this Item 9 is on a pre-stock split basis and does not reflect the corresponding change in the ratio between the AXA ADS and ordinary shares.

MARKET FOR AXA ORDINARY SHARES

The principal trading market for the AXA ordinary shares is the *premier marché* of the ParisBourse. The ParisBourse was created as a result of the the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000 and is a self regulatory organization responsible for supervision of trading in listed securities in France. The AXA ordinary shares are also quoted on the Stock Exchange Automatic Quotations International System (SEAQ International). The AXA ADSs are listed on the NYSE.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the AXA ordinary shares on the ParisBourse:

Price per AXA Ordinary Share		
Calendar Period	High (€)	Low (€)
1996 (a) (b)	50.92	39.95
1997 (a) (b)	72.11	49.40
1998 (a) (b)	130.65	63.92
1999 First quarter	136.50	110.10
Second quarter	133.80	108.50
Third quarter	126.80	100.10
Fourth quarter	147.00	114.80
Annual	147.00	100.10
2000 First quarter	147.80	121.50
Second quarter	170.10	137.80
Third quarter	175.50	148.00
Fourth quarter	164.90	142.50
Annual	175.50	121.50
2000 and 2001		
November 2000	164.90	157.00
December 2000	160.00	142.50
January 2001	155.80	141.00
February 2001	146.80	128.40
March 2001	138.00	111.30
April 2001	118.60	133.00

(a) The annual high and low closing prices.
(b) The Euro was not in existence during these periods and, consequently market prices were not quoted in Euro. The Euro amounts shown have been calculated by converting the historic French franc amounts to Euro at the legal rate of conversion of FF 6.55957 per 1.00, established in connection with the launch of the Euro on January 1, 1999.

Official trading of listed securities on the ParisBourse, including the AXA ordinary shares, is transacted through French stockbrokers *(sociétés de bourse)* and other authorized financial intermediaries, and takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. with a pre-opening session from 7:45 a.m. to 9:00 a.m. during which transactions are recorded but not executed, and a post-closing session from 5:30 p.m. to 5:35 p.m. The ParisBourse has introduced continuous trading by computer during exchange hours for most listed securities, including the AXA ordinary shares. Listed securities may generally be traded at any time outside the ParisBourse. Any trade effected after the close of a stock exchange session will be recorded on the next ParisBourse trading day at the closing price for the relevant security at the end of the previous trading day's session. The ParisBourse publishes a daily Official Price List which includes price information on each listed security.

Securities listed on the ParisBourse are traded on one of three markets. The securities of most large public companies, including AXA, are traded on the *premier marché*. Securities of small and medium sized companies are traded on the *second marché*. Securities of certain other companies maybe traded on the *nouveau marché*. Shares listed on the ParisBourse are placed in one of several categories depending on the volume of trading transactions. With effect as of September 25, 2000, AXA's ordinary shares are listed in the category known as *continu A*, which includes the most actively traded shares (i.e., a minimum daily trading volume of 250,000 shares or twenty trades).

Trading as well as clearance and settlement procedures are the same for all markets on the ParisBourse, with cash settlement the general rule. However, a Deferred Settlement Service *(Service de Règlement Différé)* is offered by intermediaries for selective securities meeting capitalization and liquidity criteria, regardless of the market on which they are listed. To be eligible for clearance and settlement through the Deferred Settlement Service, a share must either be included in the SBF 120 index, a benchmark index which comprises the stocks in the CAC 40 index and an additional 80 of the most actively traded stocks listed on the ParisBourse, or show market capitalization of at least €1 billion and daily trading averaging at least €1 million on the ParisBourse. A fee is charged for this service. As for all other fees, intermediaries set the applicable rate freely without the intervention of market authorities. Intermediaries are entitled to refuse deferred settlement instructions, whether to buy or to sell. The AXA ordinary shares are eligible for clearance through the Deferred Settlement Service.

With a deferred settlement instruction, the purchaser may elect not to pay and not to receive the securities until the end of the month. The transfer of ownership of equity securities traded on the ParisBourse pursuant to a deferred settlement instruction takes place the last business day of the month. The purchaser may decide, five days before the end of the calendar month (the determination date), either (i) to settle the trade no later than on the last trading day of such month or (ii) upon payment of an additional fee, to extend settlement to the determination date of the following month with the option either to settle no later than the last trading day of that month or to further postpone settlement until the next determination date. The purchaser may maintain that option on each subsequent determination date upon payment of an additional fee.

In accordance with French securities regulation, any sale of securities executed with a deferred settlement instruction during the month of, and prior to, a dividend payment date is deemed to occur after payment of the dividend, and the purchaser's account will be credited with an amount equal to the dividend paid to the seller and the seller's account will be debited in the same amount.

Trading in the listed securities of an issuer may be suspended by ParisBourse if quoted prices exceed certain price limits defined by regulations of the *Conseil des Marchés Financiers*, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers. In particular, if the quoted price of a *continu A* security varies by more than 10% from the previous day's closing price, trading may be suspended for up to 15 minutes. Further suspensions for up to 15 minutes are also possible if the price again varies by more than 5%. ParisBourse may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security.

TRADING ON THE NEW YORK STOCK EXCHANGE

The Bank of New York serves as depositary with respect to the AXA ADSs traded on the New York Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the AXA ADSs on the NYSE:

Calendar Period	Price per AXA ADS High ($)	Low ($)
1996 (a), (b)	31.87	25.75
1997 (b)	36.50	29.25
1998 (b)	72.50	36.18
1999 First quarter	80.25	59.56
Second quarter	73.25	57.00
Third quarter	65.25	53.75
Fourth quarter	73.63	61.25
Annual	80.25	53.75
2000 First quarter	71.69	59.69
Second quarter	80.62	66.00
Third quarter	79.62	65.88
Fourth quarter	71.88	59.69
Annual	80.62	59.69
2000 and 2001		
November 2000	70.69	65.50
December 2000	71.88	61.88
January 2001	74.75	65.81
February 2001	66.82	59.05
March 2001	63.80	51.25
April 2001	59.30	53.01

(a) Reflects high and low closing price from June 25, 1996 AXA's first trading day on the NYSE to December 31, 1996. Prior to June 26, 1996, there was no market for the AXA ADSs in the United States.
(b) Annual high and low market prices.

AXA cannot assure you of the market price of AXA ordinary shares or ADSs and urges you to obtain current market quotations for these securities.

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Item 10: Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is a holding company organized under the laws of France as a *société anonyme* (a form of limited liability company), with a Supervisory Board and a Management Board. AXA's principal office is located at 25, Avenue Matignon, 75008 Paris, France and AXA is registered under the number: 572 093 920 in the Paris Trade and Company Register. References to "AXA" in this Item 10 are references to the Company, unless otherwise indicated.

Objects and Purposes

AXA's objects and purposes, as set forth in article 3 of its memorandum and articles of association *("statuts")* are generally to

- acquire, manage and/or dispose of equity interests in French or foreign companies or businesses, and, in particular, equity interests in companies engaged in the insurance business,
- acquire, manage and/or dispose of all listed or unlisted shares or other securities, real and/or personal property, as well as rights and listed or unlisted securities related to such assets, and
- to perform any and all industrial, commercial, financial, real or personal property transactions directly or indirectly related to any of the foregoing.

Certain Duties and Powers of Directors

Under French law, agreements between the Company and a member of the Management or Supervisory Board are subject to the approval of the Supervisory Board unless the agreement is entered into on an arm's length basis and in the ordinary course of business as defined by French company law. The same applies to agreements in which a member of the Management or Supervisory Board has an indirect personal interest. In addition, agreements entered into between the Company and entities that are wholly-owned by, or in unlimited partnership with, any members of the Supervisory or Management Board (or in which the members of the Management or Supervisory Board are directors or officers) are also subject to the prior approval of the Supervisory Board. Any such agreement may be declared void if it is not submitted to the Supervisory Board for approval and is proven to be detrimental to the Company. Additionally, the Company's statutory auditors must be made aware of any such agreement within one month of its execution and must submit a report to shareholders, who then must approve the agreement at their next meeting. If the agreement is not approved by the shareholders, it will remain enforceable by third parties against the Company, but the Company may hold the interested member of the Management or Supervisory Board liable for any damages it suffers as a result of such as agreement.

The Supervisory Board of the Company fixes the amount and terms of compensation for each of the members of the Management Board. Members of the Supervisory Board receive a fixed annual fee, the amount of which is determined by the shareholders at their annual meeting. The Supervisory Board may compensate its members for the performance of special tasks or assignments in accordance with the provisions of French company law. Decisions of the Supervisory Board in that respect may be passed only if at least half of its members are present.

Pursuant to article 12.3 of AXA's statuts, the Management Board must obtain the prior authorization of the Supervisory Board to enter into any of lines of credit that exceed a specified amount (currently 160 million Euros per transaction). Authorizations thus granted to the Management Board must be reexamined each year when the annual financial statements of the Company are reviewed. In addition the Management Board must also obtain the authorization of the Supervisory Board prior to engaging in certain types of transactions including

(i) financing transactions that are likely to substantially alter the financial structure of AXA, or (ii) the issuance of instruments giving direct or indirect access to the equity capital of AXA. The approvals or prior authorizations granted to the Management Board under article 12-3 of AXA statuts must be listed in the minutes of the meetings of the Supervisory Board and of the Management Board.

Any member of the Management Board who during a fiscal year reaches the age of sixty-five while in office is automatically deemed to have resigned at the end of that fiscal year. However, when a member of the Management Board reaches that age, the Supervisory Board may choose to extend his term one or more times. This extension may not be for more than a three-year period. Members of the Supervisory Board may not stay in office past the age of seventy. However, this rule may be waived by the Supervisory Board for up to one-third of the members of the Supervisory Board (individuals or representatives of legal entities). Members of the Supervisory Board who have exceeded the age limit can only be appointed by shareholders for one term for a maximum two-year period.

Members of the Management Board need not be shareholders of AXA while members of the Supervisory Board must each own at least one hundred AXA ordinary shares during the whole term of their office.

For additional information concerning the respective powers of the Management and Supervisory Boards, please see Item 6 of this annual report.

DESCRIPTION OF AXA'S CAPITAL STOCK

AXA ORDINARY SHARES

As of May 18, 2001, there were 1,713,815,912 ordinary shares outstanding, each with nominal value of Euro 2.29. All these ordinary shares were fully paid and non assessable.

Changes in Share Capital

Pursuant to the statuts of AXA and French law, the share capital of AXA may be increased only with the approval of a majority representing two thirds of the shareholders at an extraordinary general meeting following a recommendation of the Management Board and after a prior authorization of the Supervisory Board. Increases in AXA's share capital may be effected by the issuance of additional ordinary shares which may be effected:

- for cash,
- in satisfaction of indebtedness incurred by AXA,
- for assets contributed to AXA in kind,
- by capitalization of existing reserves, profits or share premium,
- upon conversion, exchange or redemption of equity-linked securities issued by AXA,
- upon the exercise of share warrants or other similar securities consisting of rights to subscribe for ordinary shares or of stock options, or
- in place of a cash dividend.

The increase in share capital effected by capitalization of reserves, profits or share premium, requires a simple majority of the votes cast at an extraordinary meeting of shareholders. In the case of an increase in share capital in connection with the issuance of shares instead of a cash dividend the voting and quorum procedures of an ordinary meeting of shareholders will apply.

The shareholders of AXA may delegate to the Management Board the powers required to effect, in one or more stages, any increase in share capital previously authorized by them. In certain circumstances, the AXA shareholders may also delegate to the Management Board the powers required to effect any decrease in share capital previously authorized by them. Such a decision is subject to the prior authorization of the Supervisory Board.

The share capital of AXA may be decreased only with the approval of the shareholders at an extraordinary general meeting. The share capital may be reduced by reducing the number of outstanding ordinary shares. The conditions under which the capital may be decreased will vary depending upon whether or not the reduction is attributable to losses incurred by AXA. Under French law, all holders of ordinary shares must be treated equally. If the reduction is not attributable to losses incurred by AXA, each shareholder will be offered an opportunity to participate in the share capital reduction, except in the case of a share repurchase program. The number of outstanding ordinary shares may be reduced, either by an exchange of ordinary shares or by the repurchase and cancellation by AXA of its ordinary shares. If, as a consequence of losses, the net assets *(capitaux propres)* of AXA are reduced below one-half of its share capital, the

Management Board must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether AXA ought to be dissolved before the end of its statutory term. If the dissolution is not declared, the share capital must be reduced, subject to the legal provisions concerning the minimum capital of *sociétés anonymes,* by an amount at least equal to the losses which could not be charged against reserves if, by the end of the second fiscal year following the fiscal year during which the accounts showing the losses have been approved, the net assets of the company have not been restored up to an amount at least equal to one-half of the share capital.

Repurchase and Redemption of Ordinary Shares

Under French law, AXA may not issue shares to itself. However, it may, either directly or through a financial intermediary acting on its behalf, purchase its ordinary shares for one of three purposes:

(1) to reduce its share capital by canceling the ordinary shares it purchases upon proposal of the Management Board and after prior authorization of the Supervisory Board, with its shareholders' approval at an extraordinary general meeting,

(2) to provide shares to its employees under a profit-sharing plan, or stock option plan; and

(3) to acquire up to 10% of its share capital, provided its shares are listed on a regulated market (e.g., *the premier marché*). To acquire its shares for this purpose, AXA must first file a *note d'information* that has received the visa of the COB (the French stock exchange authority) and obtain its shareholders' approval at an ordinary general meeting. That approval remains valid for a period of no more than 18 months from the date of the general shareholders' meeting granting the approval.

In the case of repurchases of ordinary shares under (3) above, AXA has one of three options. It may:
• keep the shares as treasury shares;
• sell or transfer them, including to its employees under a profit-sharing plan or stock option plan; or
• cancel the shares upon proposal of the Management Board and after prior authorization of the Supervisory Board, only with its shareholders' approval at an extraordinary meeting.

AXA may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, AXA may not repurchase under either (2) or (3) above an amount of shares that would result in AXA holding, directly or through a person acting on its behalf, more than 10% of its outstanding share capital.

AXA must hold any shares it repurchases in registered form. These shares must also be fully paid. Ordinary shares repurchased and held by AXA are deemed outstanding under French law but are not entitled to dividends, voting rights or preferential subscription rights.

After making a purchase of its own shares, AXA must file monthly reports with the COB and the *Conseil des Marchés Financiers* that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Dividends

AXA may distribute dividends to its shareholders from net income in each fiscal year after deductions for depreciation and provisions, as increased or reduced by any profit or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below. These distributions are also subject to the requirements of French company law and the statuts of AXA.

Under French company law, AXA must allocate 5% of its net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal amount of its share capital. The legal reserve is distributable only upon AXA's liquidation.

Upon proposal by AXA's Management Board and subject to prior approval by the Supervisory Board, the shareholders of AXA may decide to allocate all or part of distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. The Management Board may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If AXA has earned distributable income since the end of the previous fiscal year, as reflected in an interim income statement certified by its auditors, the Management Board may distribute, subject to French company law and regulations, interim dividends to the extent of the distributable income without shareholders approval.

AXA must distribute dividends to its shareholders pro rata according to their share holdings. Dividends are payable to holders of shares outstanding on the date of the shareholders' meeting approving the distribution of dividends, or, in the case of interim dividends, on the date the Management Board meets and approves the distribution of interim dividends. The actual dividend payment date is decided by shareholders at an ordinary general meeting or by the Management Board subject to prior approval by the Supervisory Board, if no decision is taken by the shareholders. AXA must pay any dividends or interim dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment become property of the French state.

Under AXA's statuts, at an ordinary annual general meeting, the shareholders may authorize the Management Board to grant an option to each shareholder to receive dividends in either cash or additional shares.

Form, Holding and Transfer of Securities

AXA's statuts provide that AXA ordinary shares may be held in registered or bearer form.

Under French regulations relating to the replacement of share certificates and share registers by a system of entries in share accounts (dématérialisation), AXA no longer maintains a register of holders of ordinary shares but instead maintains, through a transfer agent, share accounts in which transfers of registered ordinary shares are recorded. As a result, no share certificates are issued by or on behalf of AXA. Shareholders' ownership rights are represented by book entries instead of share certificates.

Any owner of ordinary shares of AXA may elect to have its ordinary shares held in registered form and registered in its name in an account maintained by BNP-Paribas for and on behalf of AXA or held in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. It may, at its expense, change from one form of holding to the other. Both methods are operated through Sicovam SA (which we refer to in this annual report as "SICOVAM", an organization which maintains share and other securities accounts of French publicly quoted companies and a central depositary system through which transfers of shares and other securities in French publicly quoted companies between accredited financial intermediaries are recorded.

In the case of ordinary shares in bearer form, the ordinary shares will be held on their holder's behalf by the accredited financial intermediary and will be recorded in an account maintained by the accredited financial

intermediary with SICOVAM. That account is separate from the AXA share account. Each accredited financial intermediary will maintain a record of ordinary shares held through it and may issue certificates of registration with respect to these shares. If this alternative is adopted, the ordinary shares are referred to as being in bearer form, although no bearer document of title is issued by or on behalf of AXA with respect to them. Ordinary shares held in bearer form may only be transferred through accredited financial intermediaries.

However, in the special case of ordinary shares held in bearer form by a beneficial owner who is not a resident of France, SICOVAM may agree to issue, upon request by AXA, a bearer depository receipt (certificat représentatif) with respect to such ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary's books. Title to the ordinary shares represented by a bearer depository receipt will pass upon delivery of the relevant receipt outside France.

Registered ordinary shares must be converted into bearer shares before being traded on the ParisBourse and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the ParisBourse, a tax assessed on the price at which the securities were traded, or *impôt sur les opérations de bourse,* is payable at the rate of 0.3% on transactions of up to FF1 million and at a rate of 0.15% on transactions exceeding this amount, capped at FF4,000 per transaction. This tax is subject to a rebate of FF150 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless the transfer instrument has been executed in France.

Requirements for Holdings Exceeding Specified Percentages

French company law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding share capital or voting rights of AXA (including through ADSs), or whose holding falls below any of these levels, must notify AXA within fifteen calendar days and the *Conseil des Marchés Financiers* within five trading days of exceeding or falling below the relevant level. This notification has to be made by written notice of the shareholder that states the number of ordinary shares and voting rights held by it.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others, that acquires ordinary shares resulting in a direct or indirect holding of 0.5% or more of the outstanding share capital or voting rights of AXA, including through the acquisition of AXA ADRs representing the AXA ADSs, must notify AXA by registered letter with return receipt requested within five calendar days of the date of the acquisition *("inscription en compte")* of the ordinary shares or in the case of a holder of ADSs, within five days of the registration of the ADRs representing the ADSs), as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that percentage. The individual or entity must further notify AXA pursuant to the above conditions each time an additional 0.5% threshold is passed. Any shareholder, including any holder of AXA ADRs representing the AXA ADSs, whose holding falls below any of these thresholds must also notify AXA.

French company law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights in AXA. These persons must file with the Conseil des Marchés Financiers, the COB and AXA a report disclosing their intentions for the 12-month period following the acquisition. The report must provide information as to whether the acquirer intends to continue purchasing shares, acquire control of AXA or seek nomination to the Management Board. This report must be filed within fifteen calendar days of the date either of these thresholds has been crossed. The *Conseil des Marchés Financiers* makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France. Upon any change of intention, the acquirer must file a new report.

In order to permit holders of ordinary shares to give the notices required by law and the statuts of AXA, AXA is obligated to publish in the *Bulletin des Annonces Légales Obligatoires* ("BALO") not later than fifteen calendar days after AXA's annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more, AXA is required to publish in the BALO, within fifteen calendar days of a change, the number of voting rights outstanding and provide the *Conseil des Marchés Financiers* with a written notice. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary with respect to ordinary shares represented by ADSs and the depositary will, as soon as practicable, forward the notification to AXA and the *Conseil des Marchés Financiers.*

A holder of ordinary shares, including, for purposes of this paragraph, a holder of ADSs, who fails to comply with the disclosure requirements under French company law set forth in the above paragraphs, will not be permitted, in accordance with, and subject to limitations provided under French company law and the deposit agreement, to exercise voting rights with respect to any ordinary shares exceeding the above referenced thresholds to the extent ownership of these ordinary shares was not properly disclosed to AXA, until the end of a two year period following the date on which the holder complies with these disclosure requirements. In case of violation of the notification requirements provided for under AXA's statuts, the voting limitations described above will apply if one or more shareholders holding 5% or more of the share capital request their implementation and if their demand is registered in the minutes of the relevant shareholders general meeting. In addition, in both cases, a French court may in specified circumstances, upon the request of AXA's Management Board, any holder of AXA ordinary shares or the COB, eliminate all or part of the voting rights (and not only with respect to the shares in excess of the relevant threshold) of the relevant holder for a period not to exceed five years.

Under the stock market regulations of the *Conseil des Marchés Financiers,* and subject to limited exemptions granted by the *Conseil des Marchés Financiers,* any person or persons acting in concert acquiring one-third or more of the share capital or voting rights of AXA must immediately notify the *Conseil des Marchés Financiers* and initiate a public tender offer for the balance of its share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities.

Pursuant to its statuts, AXA may obtain from SICOVAM, at AXA's own cost, at any time and according to the provisions of French company law, any information relating to the identity of the holders of ordinary shares and other equity-linked securities with the right to vote in general meetings of shareholders as well as the number of ordinary shares or other equity-linked securities held by any of them.

Liquidation Rights

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all of its remaining obligations will first be used to repay its shares up to the amount of its stated capital. After these payments have been made, the shareholders of AXA will receive any surplus in proportion of their shareholdings.

Convertible/Exchangeable Bonds

On February 17, 2000, AXA issued 6,646,524 subordinated convertible notes, each of an issue price of 165.50, for an aggregate principle amount of €1,099,999,722. The interest rate is 3.75% per year payable annually on January 1 of each year and the gross yield to maturity is 6.00% per year assuming no conversion, redemption or suspension of interest payments takes place prior to maturity. The notes have a maturity date of January 1, 2017. At the time of issuance, each note was convertible into one ordinary share of AXA, subject to adjustment for transactions including the issuance of securities with preferential subscription rights the increase of share capital in specified circumstances and the absorption, merger or spin-off of the company. Each note is presently convertible into 1.01 AXA ordinary shares following adjustments made in connection with the issuance of ordinary shares by AXA in June 2000. The notes have a redemption price on maturity of € 269.16 per note. AXA has the option to redeem the notes at any time after January 1, 2007 at a price offering a gross yield to redemption of 6.00% per note if the average price of an AXA ordinary share over a period of 10 consecutive trading days exceeds 125% of the early redemption price. AXA also has the option to redeem the notes prior to maturity at a price of € 269.16 per note, together with accrued interest, if less than 10% of the notes issued are outstanding. There is no guarantee or other security of AXA's obligations under the notes. In 2000, € 1 million of the total debt was converted into ordinary shares of AXA.

On February 8, 1999, AXA issued 8,034,204 subordinated convertible notes, each at an issue price of 165, for an aggregate principal amount of € 1,524,489.945. The interest rate is 2.50% per year, payable annually on January 1 of each year, and the gross yield to maturity is 4.45% per year, assuming no conversion or redemption takes place prior to maturity. The notes have a maturity date of January 1, 2014. At the time of issuance, each note was convertible into one ordinary share of AXA, subject to adjustment for transactions, including the issuance of securities with preferential subscription rights, the increase of share capital in specified circumstances, and the absorption merger or spin-off of the company. Each note is presently convertible into 1.01 AXA ordinary shares following adjustments made in connection with the issuance of ordinary shares by AXA in June 2000. The notes have a redemption price on maturity of € 230.38 per note. AXA has the option to redeem the notes at any time after January 1, 2005 at a price offering a gross yield to redemption of 4.45% per note, if the average price of the AXA ordinary share over a period of 10 consecutive trading days exceeds 125% of the early redemption price. AXA also has the option to redeem the notes prior to maturity of a price of € 230.38 per note, together with accrued interest, if less than 10% of the notes issued are outstanding. There is no guarantee or other security of AXA's obligations under the notes. In 2000, € 6 million of these notes had been converted into AXA ordinary shares.

In October 1995, AXA issued mandatorily convertible bonds having an aggregate principal amount of € 320,000,000. The bonds have an interest rate of 4.5% per year and a maturity date of January 1, 2001. In December 1996, certain of AXA's subsidiaries repurchased by cash € 128,000,000 of aggregate principal amount of the mandatorily convertible bonds. At December 31, 1999 mandatorily convertible bonds in an aggregate principal amount of € 192,000,000 were outstanding, after intercompany elimination on consolidation. At maturity on January 1, 2001, the outstanding bonds would be converted into an aggregate of 7.08 million AXA ordinary shares, of which 2.83 million will be owned by subsidiaries of AXA. Following adjustments made in connection with the issuance of ordinary shares by AXA in June 2000, the mandatorily convertible bonds were converted into 7.2 million ordinary shares of AXA, of which 2.8 million ordinary shares will be owned by subsidiaries of AXA. This will increase shareholders' equity by €320 million and decrease subordinated debt in 2001 by € 192 million (€ 128 million of debt was held by AXA affiliates and, therefore, eliminated on consolidation in prior periods).

DESCRIPTION OF AXA'S AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of an amended and restated deposit agreement, dated April 27, 2001, pursuant to which the AXA ADRs are issued (referred to herein as the "deposit agreement") and a summary of certain applicable provisions of French law. The deposit agreement is among AXA, The Bank of New York, as depositary, and the holders from time to time of ADRs. This summary describes the material terms and conditions of the deposit agreement but does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which has been filed as an exhibit to the Company's registration statement on Form F-6 filed with the SEC on April 18, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the Depositary in New York, which currently is located at 101 Barclay Street, New York, New York 10286 and at the principal Paris office of the custodian, currently BNP-Paribas, or any of their successors.

Terms used in this summary and not otherwise defined shall have the respective meanings set forth in the deposit agreement.

AMERICAN DEPOSITARY RECEIPTS

AXA ADRs evidencing ADSs are issuable by the depositary pursuant to the deposit agreement. At the annual general meeting of AXA's shareholders held on May 9, 2001, AXA's shareholders approved a 4-for-1 split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. In this description, we refer to the deposited AXA ordinary shares as of any time, together with all other securities, cash and property received by the depositary or the custodian in respect of these securities and at such time held under the deposit agreement, as the "Deposited Securities". Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and AXA as ADR holders.

The depositary will hold all deposited AXA ordinary shares in bearer form unless the holder of an ADR:

- certifies that it is a registered holder who is holding its ADR as the beneficial owner and not on behalf of, or for the benefit of, another person (which we refer to in this description as an "Eligible Owner") and
- requests the depositary to hold the number of deposited AXA ordinary shares represented by its ADSs in registered form.

Upon the request of any such holder, the depositary, as promptly as practicable, will cause the number of deposited AXA ordinary shares represented by that holder's ADSs to be held in registered form.

The rights of holders and beneficial owners of ADRs are subject to the same disclosure requirements regarding acquisition and ownership of AXA ordinary shares that are applicable to holders and beneficial owners of AXA ordinary shares pursuant to the statuts of AXA or French law, as each may be amended from time to time. Failure to comply with these disclosure requirements may affect the holder's or beneficial owner's ability to give voting instructions in respect of the AXA ordinary shares represented by its ADSs. See "Description of Capital Stock of AXA-Form, Holding and Transfer of Securities" for a description of the disclosure requirements applicable to AXA ordinary shares and the consequences of non-compliance as of the date of this prospectus.

Deposit and Withdrawal of AXA Ordinary Shares

French law provides that ownership of capital shares issued by a French company generally will be evidenced only by a record of ownership maintained by either the issuer or its agent or an accredited financial intermediary, such as a bank. Thus references to deposit, receipt, surrender, withdrawal and delivery of AXA ordinary shares refer only to book-entry transfers and do not contemplate the physical transfer or delivery of certificates evidencing such AXA ordinary shares. See "Description of Capital Stock of AXA-Form, Holding and Transfer of Securities" for further information.

Subject to the provisions of the deposit agreement, the depositary has agreed that, upon receipt of notice from the custodian as provided in the deposit agreement of a deposit of AXA ordinary shares with the custodian in form satisfactory to the custodian (in the case of AXA ordinary shares to be held in bearer form), or upon delivery to the depositary of AXA ordinary shares (in the case of AXA ordinary shares to be held in registered form), together with any required certifications, the depositary will execute and deliver, at its Corporate Trust Office to, or upon the order of, the depositor or the persons named in the custodian's notice, an ADR or ADRs registered in the name or names requested by such person or persons for the number of ADSs issuable in respect of that deposit, but only upon payment to the depositary of its fee for execution and delivery of ADRs and taxes and governmental charges.

Upon surrender of an ADR at the Corporate Trust Office for the purpose of withdrawal of the Deposited Securities represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the Deposited Securities and the statuts of AXA, the holder of the ADR is entitled to the delivery to it, or upon its order, of the Deposited Securities at such time represented by the ADSs evidenced by such ADR. For certain limitations on the withdrawal of AXA ordinary shares, see "Transfer of American Depositary Receipts" below. Such delivery will, as regards AXA ordinary shares, be made to an account designated by that holder:

- in AXA's share register maintained by BNP-Paribas for and on behalf of AXA in the case of AXA ordinary shares in registered form or
- in an account maintained by an accredited financial intermediary in the case of AXA ordinary shares in bearer form.

Holders of AXA ordinary shares generally cannot receive physical certificates evidencing such AXA ordinary shares. Under French law, no fractional AXA ordinary shares may be delivered. Therefore, the depositary will only accept the surrender for such purpose of ADSs representing a whole number of AXA ordinary shares.

At the request, risk and expense of any holder so surrendering an ADR, and for the account of that holder, the depositary will direct the custodian to forward proper documents of title, if available, for any of the Deposited Securities to the depositary for delivery at the Corporate Trust Office of the Depositary.

Unless requested in writing by AXA to cease doing so and subject to the provisions of the deposit agreement, the depositary may execute and deliver ADRs prior to the receipt of AXA ordinary shares and deliver AXA ordinary shares upon the receipt and cancellation of ADRs which have been pre-released. The depositary may receive ADRs in lieu of AXA ordinary shares in satisfaction of a pre-release. Each such pre-release or delivery of AXA ordinary shares must be:

- subject to a written representation from the person to whom ADRs or AXA ordinary shares are to be delivered that that person or its customer
  - at the time of the relevant transaction, owns the AXA ordinary shares or ADRs to be remitted, as the case may be,
  - assigns all beneficial right, title and interest in the relevant AXA ordinary shares or ADRs, as the case may be, to the depositary in its capacity as such and for the benefit of the holders of ADRs, and
  - will not take any action with respect to these AXA ordinary shares or ADRs, as the case may be, that is inconsistent with the transfer of their beneficial ownership, including, without the consent of the depositary, disposing of these AXA ordinary shares or ADRs, as the case may be, other than in satisfaction of the pre-release;
- at all times fully collateralized with cash, U.S. government securities or other collateral of comparable safety and liquidity;
- terminable by the depositary on not more than five business days notice; and
- subject to such further indemnities and credit regulations as the depositary deems appropriate.

The depositary will also set dollar limits with respect to pre-release transactions to be entered into with any particular pre-releasee on a case-by-case basis as the depositary deems appropriate. For purposes of enabling the depositary to fulfill its obligations to holders of ADRs under the deposit agreement, the collateral referred to in the preceding paragraph shall be held by the depositary as security for the performance of the pre-releasee's obligations to the depositary in connection with a pre-release transaction, including the pre-releasee's obligation to deliver AXA ordinary shares or ADRs upon termination of a pre-release transaction.

Neither the depositary nor the custodian will accept for deposit any AXA ordinary shares

- which would be, to the actual knowledge of the depositary, required to be registered under the Securities Act prior to public sale in the United States, unless a registration statement is in effect relating to these AXA ordinary shares or
- the deposit of which would, to the actual knowledge of the depositary, infringe any provisions of French law.

Every person depositing AXA ordinary shares under the deposit agreement, including every person depositing AXA ordinary shares on behalf of an owner of AXA ordinary shares, by taking such action will be deemed to represent and warrant that these AXA ordinary shares are validly issued, fully paid and non-assessable and that the person making the deposit is duly authorized so to do. Every such person, including every person depositing AXA ordinary shares on behalf of an owner of AXA ordinary shares, will also be deemed to represent that the relevant AXA ordinary shares are not restricted securities under the United States Securities Act of 1933 (the "Securities Act"). These representations and warranties will survive the deposit of these AXA ordinary shares and issuance of corresponding ADRs.

Dividends, Other Distributions and Rights

Subject to any restrictions imposed by applicable law, regulations or permits, the depositary is required to convert or cause to be converted all cash dividends and other cash distributions received by it on the Deposited Securities into U.S. dollars, to the extent that in the depositary's reasonable judgment these cash dividends or cash distributions can be converted on a reasonable basis into U.S. dollars and transferred to the United States, and to distribute as promptly as practicable in the amount received, less any reasonable and customary expenses incurred by the depositary in connection with conversion, to the ADR holders entitled to the relevant amounts in proportion to the number of ADSs held by them. The amount distributed will be reduced by any amounts required to be withheld by AXA or the depositary on account of taxes or other governmental charges. See "Taxation" below for further information. It is expected that the depositary will convert Euro (or any other foreign currency) into U.S. dollars by selling Euro (or such other foreign currency) and purchasing U.S. dollars on the spot currency market. If the depositary determines, following consultation with AXA, that any foreign currency received by it cannot be converted on a reasonable basis into U.S. dollars and transferred to the United States, the depositary may distribute the foreign currency received by it to, or in its discretion hold the foreign currency, uninvested and without liability for interest, for the respective accounts of, the ADR holders entitled to receive the same.

Whenever the depositary or the custodian receives any distribution, other than cash, AXA ordinary shares or rights, in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the holders of ADRs entitled thereto, in proportion to their holdings, in any manner that the depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that if the depositary determines that that distribution cannot be made proportionately among ADR holders that are entitled to it, or if for any other reason the depositary deems that distribution not to be feasible, the depositary may adopt the method that it deems equitable and practicable for the purpose of effecting that distribution, including, after consultation with AXA, the public or private sale of all or any part of the securities or other property and the distribution to ADR holders that are entitled to that property of the net proceeds of the sale.

If the holders of AXA ordinary shares are granted the option to receive dividends on their AXA ordinary shares in the form of cash or additional AXA ordinary shares, ADR holders shall be entitled to benefit from that option to the extent the offering of the option to ADR holders is lawful and practicable, and subject to the terms of the deposit agreement.

If a distribution by AXA consists of a dividend in, or other distribution without payment of any subscription price of, AXA ordinary shares, including pursuant to any program under which holders of Deposited Securities may elect to receive cash or AXA ordinary shares, the depositary may distribute pro rata to each holder of outstanding ADRs, subject to the provisions of the deposit agreement, including the provisions in respect of the withholding of taxes and governmental charges and the payment of fees, additional ADRs for an aggregate number of ADSs representing the number of AXA ordinary shares received as dividend or free distribution. The depositary may withhold any such distribution if it does not receive adequate assurances from AXA that the distribution does not require registration under the Securities Act. Instead of distributing ADRs for fractional ADSs, the depositary will sell the aggregate of such fractions and distribute the net proceeds as in the case of a distribution received in cash, or take any other action, with the approval of AXA, as may be appropriate. If additional ADRs are not so distributed, each ADS shall also represent the additional AXA ordinary shares distributed in respect of the Deposited Securities represented by that ADS.

If AXA offers or causes to be offered to the holders of Deposited Securities any rights to subscribe for additional AXA ordinary shares or any rights of any other nature, the depositary, after consultation with AXA, will determine the procedure to be followed to make these rights available to ADR holders or to dispose of these rights on behalf of ADR holders. If the depositary, by the terms of the rights offering or for any other reason, may not either make these rights available to ADR holders or dispose of these rights and distribute the net proceeds to the holders, then the depositary will allow the rights to lapse. If the depositary determines in its discretion that it is lawful and feasible to make these rights available to certain holders of ADRs but not to others:

- the depositary will distribute to every ADR holder with respect to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by that holder, warrants or other instruments, as set forth in the deposit agreement, and
- in respect of ADR holders, to whom the depositary determines the distribution not to be lawful and feasible, the depositary will use reasonable efforts to sell the rights, warrants or other instruments at public or private sales, at such place or places and upon such terms as the depositary may deem proper, and distribute the proceeds of the sale (net of the fees of the depositary and all taxes and governmental charges) to these ADR holders upon an averaged or other fair and practicable basis without regard to any distinctions among these ADR holders because of exchange restrictions, the date of delivery of any ADR or otherwise.

In circumstances in which rights would not otherwise be distributed, if a holder of an ADR requests the distribution of warrants or other instruments in order to exercise the rights allocable in respect of the ADSs evidenced by that ADR, the depositary will make these rights available to that holder upon written notice from AXA to the depositary that:

- AXA has elected in its sole discretion to permit these rights to be exercised and
- the holder has executed any documents that AXA has determined in its sole discretion to be reasonably required under applicable law.

Upon instruction pursuant to warrants or other instruments to the depositary from a holder to exercise these rights, upon payment by that holder to the depositary for the account of that holder of an amount equal to the purchase price of the AXA ordinary shares or other securities to be received upon the exercise of the rights, and upon payment of the fees of the depositary as set forth in the warrants or other instruments, the depositary shall, on behalf of the relevant holder, exercise the rights and purchase these AXA ordinary shares or other securities and will arrange for AXA ordinary shares so purchased to be deposited, and for depositary shares representing such AXA ordinary shares to be delivered to the relevant holder, under a separate deposit agreement to be entered into between AXA and the depositary providing for the issuance of depositary receipts subject to appropriate restrictions or deposit and withdrawal of AXA ordinary shares and transfers of such depositary shares as required under the Securities Act.

Except as otherwise provided in the preceding paragraph, AXA and the depositary will not make available to ADR holders any right to subscribe for, to receive dividends in the form of, or to purchase any securities unless a registration statement under the Securities Act is in effect or unless the offering and sale of such securities to ADR holders are exempt from registration under the provisions of the Securities Act. AXA will have no obligation to register any rights or securities under the Securities Act.

The depositary will use reasonable efforts to follow the procedures established by the French tax authorities to enable eligible U.S. holders and beneficial owners of ADRs to quality for a reduced withholding tax rate of 15% if available at the time dividends are paid, to recover any excess French withholding taxes withheld or deducted with respect to dividends and other distributions of AXA to these holders and beneficial owners of ADRs, to receive any payment in respect of the *avoir fiscal* for which these holders and beneficial owners may be eligible from the French tax authorities and to receive a refund of any précompte paid to the French Treasury by AXA. Upon request of any U.S. registered holder of ADRs, the depositary will provide a copy of Form RF 1A EU no. 5052 or Form RF 1A EU no. 50 53, as applicable, or such other form as may be promulgated from time to time by the French tax authorities for that purpose, together with instructions to these holders and beneficial owners. The depositary shall promptly arrange for the filing with the French tax authorities of all the forms completed by U.S. beneficial owners of ADRs and returned in sufficient time so that these forms may be filed by December 31 of the year following the calendar year in which the related dividend is paid. For more information, please see "Taxation-Ownership of AXA Ordinary Shares and ADRs-French Taxation" for further information.

Record Dates

Whenever

- any cash dividend or other cash distribution becomes payable, or any distribution other than cash is to be made,
- rights are to be issued with respect to the Deposited Securities,
- for any reason there occurs a change in the number of Deposited Securities that are represented by each ADS,
- whenever the depository shall receive notice of any meeting of, or solicitation of consents or proxies from, holders of AXA ordinary shares or other Deposited Securities, or
- whenever AXA or the depositary finds it necessary or convenient in respect of any matter,

the depository will fix a record date, for the determination of holders of ADRs entitled to receive the relevant dividend, distribution or rights, or the net proceeds of their disposition, or to give or receive instructions for the exercise of voting rights at any such meeting or in respect of any such solicitation or to receive information as to any such meeting or solicitation, or for fixing the date on or after which each ADS will represent the changed number of Deposited Securities.

Voting of the Underlying Ordinary Shares

The procedures described in this summary must be followed in order for ADR holders to give voting instructions in respect of the underlying AXA ordinary shares.

Upon receipt by the depositary of notice of any meeting of holders of AXA ordinary shares, the depositary will mail to the ADR holders:

- A copy or summary in English of the notice of the meeting sent by AXA.
- A statement that the registered ADR holders as of the close of business on a record date fixed by the depositary pursuant to the deposit agreement will be entitled, subject to the applicable provisions of French law, AXA's statuts and the Deposited Securities, which will be summarized in the statement, to instruct the depositary with regard to the exercise of the voting rights, if any, pertaining to the AXA ordinary shares or other Deposited

Securities represented by the ADSs evidenced by these holders, ADRs. The record date fixed by the depositary will normally be approximately five days before the shareholders' meeting.

- Copies or summaries in English of any materials or other documents provided by AXA for the purpose of enabling the ADR holders to give voting instructions.
- A voting instruction card prepared by the depositary and AXA, setting forth the date established by the depositary for the receipt of the voting instruction card.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of AXA ordinary shares.

In accordance with French company law and the statuts of AXA, fully paid AXA ordinary shares that have been held in registered form in the name of the same shareholder since at least the beginning of the second full calendar year preceding the date of the relevant shareholders' meeting are entitled to double voting rights. Similarly, any eligible owner who has held continuously in its name, since at least the beginning of the second full calendar year preceding the date of the relevant shareholders' meeting, ADRs evidencing ADSs representing AXA ordinary shares entitled to double voting rights will be eligible to instruct the depositary as to the exercise of double voting rights. No other ADR holder, including any beneficial owner of ADSs evidenced by ADRs registered in the name of a bank, broker or other nominee, will be eligible to instruct the depositary as to the exercise of double voting rights. Deposited AXA ordinary shares will be entitled to double voting rights to the sole extent that:

- since at least the beginning of the second full calendar year preceding the date of the shareholder meeting in question the depositary, upon the request of holders of ADRs, has held the deposited AXA ordinary shares in registered form;
- the relevant holders have since at least the same date continuously held ADRs evidencing ADSs representing that number of AXA ordinary shares; and
- the relevant holders have certified to the depositary, as of the date the voting instruction card is executed, that they are, and at all times since the beginning of the second full calendar year preceding the date of the shareholder meeting in question have been, eligible owners.

Upon receipt by the depositary from a holder of ADRs evidencing ADSs of a properly completed voting instruction card on or before the receipt date, the depositary will either, in its discretion,

- use its reasonable efforts, insofar as practical and permitted under any applicable provisions of French law, the statuts of AXA and the Deposited Securities, to vote or cause to be voted the AXA ordinary shares represented by these ADSs in accordance with any non-discretionary Instructions set forth in the voting instruction card or
- forward these instructions to the custodian and the custodian will use its reasonable efforts, insofar as practical and permitted under any applicable provisions of French law, *statuts* of AXA and the Deposited Securities, to vote or cause to be voted the AXA ordinary shares represented by the ADSs in respect of which a voting instruction card has been received.

The depositary:

- will not vote, or cause to be voted, or attempt to exercise the right to vote that attaches to, AXA ordinary shares represented by ADSs in respect of which the voting instruction card is improperly completed or in respect of which the voting instructions included in the voting instruction card are illegible or unclear, and
- will, in the case where the voting instruction card is properly completed except for voting instructions relating to any resolutions to be submitted to the shareholders' meeting that have been left blank, (a) vote in favor of these resolutions if they are recommended or submitted by the Company, or (b) vote against these resolutions if they are not recommended or submitted by the Company.

The depositary and AXA may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with French or United States law or the statuts of AXA. These modifications, amendments or additional voting procedures may limit the practical ability of registered holders and beneficial owners of ADRs to give voting instructions in respect of the AXA ordinary shares represented by ADSs or may include restrictions on the ability of registered holders and beneficial owners of ADRs to sell ADSs during a specified period of time prior to a shareholders' meeting.

Reports and Other Communications to holders of ADSs

AXA will furnish to the depositary annual reports in English containing audited consolidated financial information, semi-annual reports in English containing unaudited interim consolidated financial information and English versions or copies or summaries in English of notices of shareholders' meetings and other reports and communications that are made generally available by AXA to its shareholders. The depositary will mail, publish or otherwise make available these annual and semi-annual reports and notices of shareholders' meetings and, at the written request of AXA, any other reports and communications or summaries thereof to holders of ADRs upon receipt from AXA. AXA is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements.

Changes Affecting Deposited Securities

Upon any change in nominal value, split-up, consolidation or other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger, consolidation or sale of assets affecting AXA or to which AXA is a party, any securities received by the depositary or the custodian in exchange for, conversion of, replacement or otherwise in respect of Deposited Securities will, subject to the deposit agreement and applicable laws, including the Securities Act, be treated as new Deposited Securities under the deposit agreement, and each ADR will, subject to the deposit agreement and applicable laws, including the Securities Act, represent an appropriately adjusted proportional interest in the Deposited Securities so received in exchange or conversion or replacement or otherwise, unless additional or new ADRs are delivered pursuant to the following sentence. In any such case the depositary may, and shall, if AXA so requests, execute and deliver additional ADRs as in the case of a stock dividend on the AXA ordinary shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing the new Deposited Securities.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the deposit agreement may at any time be amended by agreement between AXA and the depositary and such amendment requires no consent from ADR holders. Any amendment which imposes or increases any fees or charges, other than taxes and governmental charges, cable, telex or facsimile transmission costs, delivery costs or other such costs, or which otherwise prejudices any substantial existing right of ADR holders, will, however, not take effect as to outstanding ADRs until the expiration of 90 days after written notice of the relevant amendment shall have been mailed to holders of outstanding ADRs. Every holder of an ADR at the time the relevant amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. In no event may any amendment impair the right of any ADR holder to surrender its ADRs and receive in exchange the Deposited Securities represented by the ADSs evidenced by these ADRs, except where the amendment is required in order to comply with mandatory provisions of applicable law.

Whenever so directed by AXA, the depositary has agreed to terminate the deposit agreement by mailing notice of the termination to the holders of all ADRs then outstanding at least 30 days prior to the date fixed in the notice for the termination. The depository may likewise terminate the deposit agreement if at any time 90 days shall have expired after the depositary shall have delivered AXA a written notice of its election to resign, and a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement. If any ADRs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders of these ADRs and will not give any further notices or perform any further acts under the deposit agreement, except that the depositary will continue the collection of dividends and other distributions pertaining to the Deposited Securities, will sell rights such as warrants or options as provided in the deposit agreement and will continue to deliver Deposited Securities, together with any dividends or other distributions received with respect to these securities and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the depositary. The applicable fees of the depositary and taxes and governmental charges will be deducted from the cash distributed or proceeds of sales.

At any time after the expiration of one year from the date of termination, the depositary may sell the Deposited Securities and hold the net proceeds of the sale together with any cash then held, without liability for interest, for the pro rata benefit of the holders of ADRs which have not been surrendered.

Charges of Depositary

To the extent permitted by applicable law or the rules of any securities exchange upon which ADSs are listed or traded, the depositary will charge any party depositing or withdrawing AXA ordinary shares or any party surrendering ADRs or to whom ADRs are issued, including, without limitation, issuance pursuant to a stock dividend or stock split declared by AXA or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the deposit agreement, where applicable:

- taxes and other governmental charges;
- any registration fees that may from time to time be in effect for the registration of transfers of AXA ordinary shares generally by the appointed agent of AXA for transfer or exchange of AXA ordinary shares and applicable to transfers of AXA ordinary shares to or from the name of the depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;
- the air courier, cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement to be at the expense of persons depositing AXA ordinary shares or holders of ADRs;
- reasonable expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement;
- a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs for the purpose of withdrawal of Deposited Securities;
- a fee of $.02 or less per ADS (a portion thereof) for any cash distribution made pursuant to the deposit agreement, except in the case of a cash dividend or other cash distribution received from AXA on any Deposited Securities; and
- a fee for the distribution of securities pursuant to the deposit agreement in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by the depositary to holders of ADRs and the net proceeds distributed.

The depositary, subject to compliance with all applicable laws, rules and regulations and subject to the deposit agreement, may own and deal in any class of securities of AXA and its affiliates and in ADRs.

Liability of Holders of ADRs for Taxes

If any tax or other governmental charge becomes payable by the custodian or the depositary with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by that ADR, such tax or other governmental charge will be payable by the holder of the ADR to the depositary. The depositary may refuse to effect registration of any transfer of that ADR or any withdrawal of Deposited Securities underlying that ADR until payment is made, and may withhold any dividends or other distributions, or, after reasonably attempting to notify the relevant holder, may sell for the account of that holder, any part or all of the Deposited Securities underlying that ADR and may apply any dividends, distributions or the proceeds of any sale to pay any tax or other governmental charge. In this case, the relevant ADR holder will remain liable for any deficiency.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary; provided, however, that the depositary may close the transfer books at any time or from time to time, when transfer agents located in The City of New York generally close their transfer books, and at any other time, following consultation with AXA to the extent practicable, when deemed expedient by the depositary in connection with the performance of its duties or at the request of AXA. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any relevant distribution or the withdrawal of Deposited Securities, the depositary or the custodian may require payment of a sum sufficient to reimburse it for any applicable stock transfer, registration or conversion fee and payment of any applicable fees provided in the deposit agreement.

The depository may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, AXA ordinary shares until it has received such proof of citizenship, residence, exchange control approval or payment of taxes and other governmental charges, the identity of any person legally or beneficially interested in the ADR and the nature of that person's interest, or to provide such other information as the depositary may deem necessary or proper or AXA reasonably may require. The delivery, transfer and registration of transfer of ADRs generally may be suspended during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or AXA at any time or from time to time, subject to the provisions of the deposit agreement. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to:

- temporary delays caused by closing the transfer books of the depositary for the deposit of AXA ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends;
- the payment of fees, taxes and similar charges; and
- compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

The depositary will keep books, at the Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the holders of ADRs, provided that these inspections will not be for the purpose of communicating with holders in the interest of a business or object other than the business of AXA or a matter related to the deposit agreement or the ADRs.

Governing Law

The Deposit Agreement is governed by the laws of the State of New York.

General

Neither the depositary nor AXA nor any of their respective directors, employees, agents or affiliates will be liable to any holder of ADRs, if by reason of any provision of any present or future law or regulation of the United States or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of AXA's statuts, or by reason of any provision of any securities issued or distributed by AXA, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or AXA or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be the subject of any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the deposit agreement or the Deposited Securities it is provided will be done or performed. In addition, neither will the depositary nor AXA nor any of their respective directors, employees, agents or affiliates will incur any liability to any holder of any ADR by reason of any nonperformance or delay, caused by the reasons described in the previous sentence, in the performance of any act or thing provided for by the terms of the deposit agreement, or by reason of any exercise of, or failure to exercise, any discretion provided for under the deposit agreement.

AXA and the depositary assume no obligation nor will they be subject to any liability under the deposit agreement to holders or beneficial owners of ADRs, other than to perform their respective obligations specifically described in the deposit agreement without negligence, willful misconduct or bad faith.

CERTAIN RIGHTS OF AXA SHAREHOLDERS

AXA is organized under the laws of The Republic of France and the rights of its shareholders are governed by French law and AXA's statuts, which is the equivalent of a certificate of incorporation and by-laws in the United States.

Voting Rights

Each holder of ordinary shares or ADSs is entitled to one vote for each ordinary share (or ADS) held of record. However, holders of fully paid ordinary shares who have held these shares in registered form since at least the beginning of the second full calendar year preceding the date of a shareholders' meeting, enjoy double voting rights with respect to these shares.

Appraisal Rights

French company law does not provide an appraisal procedure allowing dissenting shareholders to have their shares appraised in the context of a merger or consolidation. However, French law provides that, in certain circumstances, including mergers, spin-offs, asset contributions or squeeze-outs, an independent expert must pass upon the fairness of the consideration being offered.

Preemptive or Preferential Subscription Rights

Under French company law, shareholders have preferential rights to subscribe for additional shares to be issued on a pro rata basis. Additional shares may be subscribed for with cash or by set-off of cash debts. Shareholders have also preferential rights to subscribe for any other securities issued which may either directly result in, or carry rights to subscribe for, additional ordinary shares. Shareholders may waive their preferential subscription rights in respect of any particular offering, either individually or collectively at an extraordinary meeting. In the event of any waiver, the relevant issuance of securities must be completed within the period prescribed by law, and the AXA Management Board may offer existing holders of shares a non-transferable priority right to subscribe to the new securities issued during a limited period of time. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering and may be quoted on the ParisBourse.

Action by Written Consent of Shareholders

French company law does not allow shareholder action by written consent, in lieu of a shareholder meeting, in the case of AXA.

Annual and Special Shareholders' Meetings

Two types of shareholders' meetings exist under French company law, ordinary and extraordinary. AXA's *statuts* provides that an annual ordinary general meeting of shareholders must be convened by the Management Board or the Supervisory Board within six months of the end of each fiscal year to approve AXA's annual accounts, as provided by French law. The Management Board or the Supervisory Board may convene other ordinary general meetings at any time of year. AXA's *statuts* further provides that an extraordinary general meeting of shareholders may be convened at any time of year. Generally, under French company law and AXA's *statuts,* mergers, increases and decreases in share capital, the creation of new classes of shares, the issuance of investment certificates or notes convertible or exchangeable into shares, the contribution of a substantial part of the company's assets, the transformation and the liquidation of the company require a prior vote of shareholders at an extraordinary general meeting. Shareholders' meetings are held for the purposes of discussion and decision as provided by French company law.

The *statuts* of AXA provide that the Management Board or the Supervisory Board may call meetings of shareholders but, if the Management Board or the Supervisory Board fail to call a required meeting or refuse to call any meeting, AXA's statutory auditors or, under specified circumstances, an agent appointed by a court may call such meetings. One or more shareholders together holding 10% of the issued shares, or a duly qualified association of shareholders holding their shares in registered form for at least two years and together holding 1% of AXA's voting power, or any interested party in the case of an emergency may request the court to appoint such agent. French law further permits new majority shareholders to call a general meeting to consider certain matters after their acquisition of control of AXA.

French law provides that at least 30 days prior to the date set for any meeting of shareholders, that meeting must be announced by means of a preliminary notice published in the BALO. The notice must indicate the type, agenda, place, date and time of the meeting.

French law requires that in order to have the right to attend or be represented at a general meeting of shareholders and vote, a holder of registered ordinary shares of AXA must have its shares registered in its name in a share account maintained by or on behalf of AXA at least five days prior to the date of the meeting. The AXA statuts further provide that the Management Board may waive or reduce this five day period in the interest of all shareholders. Shareholders have the right to attend and vote at shareholders' meetings either personally or by proxy.

Generally, only actions set forth in a meeting's agenda may be taken at a shareholders' meeting. Shareholders may, however, dismiss directors even if this matter was not included in the agenda. Additional resolutions may be submitted for shareholder approval at a meeting by the Management Board if made within 10 days of the publication of the preliminary notice in the BALO by:
- one or several shareholders holding 5% of AXA's ordinary shares; or
- a duly qualified association of shareholders who have held their shares in registered form for at least two years and hold shares representing 1% of the outstanding voting power.

During the two weeks preceding a meeting of shareholders, any shareholder may submit by registered mail questions to the Management Board relating to the agenda for the meeting. The Management Board must respond to these questions.

French law designates as a quorum the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting) or one third (in the case of an extraordinary general meeting) of the voting power of the outstanding AXA ordinary shares. If a quorum is not present at any meeting, then the meeting is adjourned. If a shareholders' meeting is reconvened for lack of a quorum, there is no quorum requirement in the case of an ordinary general meeting, and 25% of the voting power of the outstanding AXA ordinary shares must be present (including shares voted by correspondence) for a quorum to exist for an extraordinary shareholders' meeting.

Under French company law, shares held by entities controlled directly or indirectly by AXA do not have voting rights.

French company law provides that a simple majority of the votes of the shareholders attending or represented at the meeting is required to pass a resolution at an ordinary general meeting and two-thirds of the votes of the shareholders attending or represented at the meeting is required to pass a resolution at an extraordinary general meeting.

Election of the Members of the Boards

Management Board

Under French law, a Management Board may be composed of up to seven members that are appointed by the Supervisory Board. Members of the Management Board are appointed for three years and may be reappointed without any limitation for additional three-year terms. The Supervisory Board appoints one of the members of the Management Board as Chairman for a period corresponding to his term as member of the Management Board.

Supervisory Board

Under French law, a Supervisory Board may consist of no less than three and no more than twenty-four members. French company law provides that in particular circumstances, such as in the event of a merger, the Supervisory Board may temporarily consist of up to 30 members for a period of up to three years. The members of the Supervisory Board are appointed by a majority of the shareholders at their annual general meeting. French company law does not allow for cumulative voting. Members of the Supervisory Board are appointed for a four-year term. The Supervisory Board appoints a Chairman and a Vice-Chairman from among its members. The Chairman calls and presides over the meetings of the Supervisory Board.

Removal of the Members of the Boards

Management Board

Any member of the Management Board may be removed from office by a decision of a majority of AXA's shareholders present at a shareholders' meeting following the submission of a proposal to that effect by the Supervisory Board. Removal without cause or reason may constitute grounds for a claim for damages. Removal of a member of the Management Board does not automatically result in the termination of that member's employment contract with AXA. The Chairman of the Management Board may be removed from his position as Chairman (but not from his position as a member of the Management Board) by a vote of the majority of the members of the Supervisory Board, at a valid meeting of the Supervisory Board.

Supervisory Board

The members of the Supervisory Board may be removed from office by decision of a majority of AXA's shareholders present at a shareholders' meeting. The members of the Supervisory Board may be removed from office according to a shareholders' decision at any time without notice or indemnity.

Pursuant to French company law, any change in the composition of the Management Board or the Supervisory Board caused by the removal, resignation or death of one or more of their members must be disclosed to the public within one month of that change.

Dividends

AXA may distribute dividends to its shareholders from net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below. These distributions are also subject to the requirements of French law and the statuts of AXA. Under French law, AXA must allocate 5% of its net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal amount of its share capital. The legal reserve is distributable only upon AXA's liquidation. For additional information on dividend distributions, see "Item 3 - Key Information - Dividends" in "Item 8 - Financial Information - Dividends" included elsewhere in this annual report.

Anti-Takeover Statutes

There are no French anti-takeover statutes similar to the anti-takeover statutes enacted by certain states in the United States. However, a number of provisions are available under French company law that have certain anti-takeover effects. In the case of AXA, the relevant provisions include, among other things:

- a company's ability to repurchase its own shares;
- the existence of shares with double voting rights; and
- the Management Board's ability, after prior authorization by the Supervisory Board, to increase the share capital of a company during a tender offer provided that that increase by the Management Board had previously been authorized by the shareholders, the relevant shareholders' authorization expressly refers to tender offer periods, the share issuance is not reserved and is in compliance with the company's interest.

In addition, the stock market regulations of the *Conseil des Marchés Financiers* require any person or persons acting in concert acquiring one third or more of the share capital or voting rights of AXA to initiate a public tender offer for the balance of its share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities. For provisions of French company law and AXA's statuts imposing notification and disclosure requirements on holders whose AXA shareholding exceeds specified thresholds see "Description of Capital Stock of AXA-Form, Holding and Transfer of Securities".

Shareholder Votes on Certain Reorganizations

Under French company law, the vote of holders of a two third majority of the votes of the shareholders attending or represented at the general meeting is necessary to approve a merger or consolidation. The vote is cast at an extraordinary general meeting of shareholders.

Under French company law, the vote of the shareholders of a surviving corporation to a merger at an extraordinary general meeting is needed (except for a merger of a wholly-owned subsidiary with and into the surviving corporation).

Rights of Inspection

French company law provides that any shareholders may inspect the company's stock ledger, financial statements, resolutions proposed at general meetings, minutes of general meetings, the list of the members of the Management and Supervisory Boards and shareholders the reports of the Management and Supervisory Boards, the statutory auditors' reports, information concerning candidates for the Supervisory Board and certain of its other books and records during the company's usual business hours at the registered office of AXA. Only documents relating to the last three fiscal years are required to be made available to shareholders.

Shareholder Suits

Under French company law, one or more shareholders can sue the members of the Management Board and the Supervisory Board of AXA, on behalf of AXA, for damages caused to AXA by the members of the Management Board or the Supervisory Board. Any damages awarded are paid to AXA. One or more shareholders can also sue the members of the Management Board and the Supervisory Board, in his or her own name, for damages personally suffered by him or her. In such a case, any damages awarded are paid to the dissenting shareholder or shareholders. There are no class action lawsuits permitted under French company law.

Available Financial Information

In addition to financial information required to be published in France, AXA is required to file periodic reports with the U.S. SEC containing certain financial information. AXA files its annual report on Form 20-F, which contains AXA's consolidated annual financial statements prepared in accordance with French GAAP together with a reconciliation to U.S. GAAP. In addition, AXA files periodic reports on Form 6-K which contains AXA's unaudited consolidated financial statements for the six-month period ended June 30 prepared in accordance with French GAAP.

Modification of Shareholder Rights

Under French law, the shareholders have generally the power to amend the statuts. Such an amendment requires the approval of two thirds of the shareholders attending or represented at an extraordinary shareholders' meeting. Generally, shareholders holding one third of the voting power of AXA's outstanding ordinary shares would constitute a quorum. However, pursuant to French law, no such extraordinary shareholders' meetings may decide (i) to increase the liability of the shareholders towards the company or a third party; or (ii) to undermine the individual rights vested in each shareholder (such as voting right, right to distributable profits of the company when allocated as dividends, right to sale one's shares, right to sue the company before courts).

MATERIAL CONTRACTS

There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party, other than the Merger Agreement, dated October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, Inc., filed as an exhibit to the Company's Registration Statement on Form F-4 (registration No. 333-50438) filed with the U.S. SEC on November 21, 2000.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by AXA to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited financial intermediary. In France, all registered banks and substantially all credit establishments are accredited financial intermediaries.

Under current French company law and AXA's statuts, there are no general limitations on the right of non-resident or non-French persons to own or, where applicable, vote the AXA ordinary shares, whether held in the form of shares or ADSs. No prior authorization is required in connection with acquiring a controlling interest in AXA. However, both European Union and non-European Union residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative foreign direct investment regulations and administrative rulings, ownership by non-residents of France of more than 20% of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances. The factors that will be taken into account in making that determination include the existence of:

- an option of the acquiring party to buy additional shares,
- loans and guarantees granted by the acquiring party to the French company in amounts evidencing control over the financing of the French company, and
- patent licenses granted by an acquiring party or management of technical assistance agreements with the acquiring party that place the French company in a dependent position vis-à-vis that party or its group.

Under current French insurance regulations, any person, or group of persons acting in concert, who is not a resident of a member state of the European Economic Area must obtain authorization from the French Ministry of the Economy prior to entering into a transaction to acquire a direct or indirect interest, or to increase or decrease its direct or indirect interest, in AXA if such transaction would allow that person, or group of persons acting in concert, to (i) acquire control of, or cease to control, AXA or (ii) increase its interest to 10%, 20%, 33.33% or 50% of AXA's voting power, including, in each case, through the holding of ADSs. Furthermore, any such transaction allowing such person, or group of persons acting in concert, to hold AXA ordinary shares representing in aggregate in excess of 5% of AXA's voting power requires that person to provide prior notice to the French Ministry of the Economy. No prior authorization or prior notice, as the case may be, is required for such a transaction entered into by a person, or group of persons acting in concert, who is a resident of a member state of the European Economic Area, although that person, or group of persons, is required to provide the French Ministry of the Economy with notice upon completion of the transaction.

TAXATION

The following generally summarizes the material U.S. Federal income tax and French tax consequences to U.S. Holders of the ownership and disposal of AXA ordinary shares or ADRs representing ADSs.

For purposes of this discussion "U.S. Holder" is any one of the following:

- An individual who is a citizen or resident of the United States;
- A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States, including the District of Columbia;
- An estate the income of which is subject to U.S. Federal income taxation regardless of its source;
- A trust if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or
- A person otherwise subject to U.S. Federal Income tax on its worldwide income.

If a partnership holds shares of AXA Financial common stock or AXA ordinary shares or ADRs representing ADSs the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding these shares or AXA ADRs should consult their tax advisors as to the tax consequences of owning or disposing of AXA ordinary shares or ADRs representing ADSs, as applicable.

A "Non-U.S. Holder" is a holder that is not a U.S. Holder. This discussion does not address the U.S. Federal, local, state, foreign or other tax consequences to Non-U.S. Holders as a result of the ownership or disposal of AXA ordinary shares or ADRs.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs. It is based on the current tax laws of France and the United States, including the United States Internal Revenue Code of 1986, as amended (which we refer to in this annual report as the "Code"), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions as well as the Convention between the United States of America and The Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (which we refer to in this annual report as the "Treaty"), all as in effect on the date of this annual report and all subject to change, possibly with retroactive effect. In particular, the following discussion does not take into account any changes to the French tax law provisions relating to the *précompte* and the *avoir fiscal.* The French Government has recently amended the rules relating to the *avoir fiscal.* Under these amendments, the *avoir fiscal* granted to shareholders who are not individuals was reduced from 40% to 25% for distributions effected in 2001 and will by further reduced from 25% to 15% in 2002. The French Government has also signaled that the rules relating to the *précompte* will also change with effect from 2002. For a discussion of the *avoir fiscal* and the précompte see "Ownership of AXA Ordinary Shares and ADRs-French Taxation-Taxation of Dividends-*"Avoir Fiscal"*. No further details on these changes are available as of the date of this prospectus. Your individual circumstances may affect the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs, and your particular facts or circumstances are not considered in the discussion below.

The summary is not intended to apply to holders of shares of AXA ordinary shares or ADRs in particular circumstances, such as:

- Dealers in securities;
- Traders in securities who elect to apply a mark-to-market method of accounting;
- Financial institutions;
- Regulated investment companies;
- Tax-exempt organizations;
- Insurance companies;
- Persons holding shares of AXA Financial common stock, AXA ordinary shares or ADRs representing ADSs as part of a hedging, straddle, conversion or other integrated transaction;
- U.S. Holders who hold their shares of AXA Financial common stock, AXA ordinary shares or ADRs representing ADSs other than as capital assets;
- Persons whose functional currency is not the U.S. dollar;
- Certain U.S. expatriates;
- Persons subject to the U.S. alternative minimum tax; and
- Holders of AXA ordinary shares or ADRs representing ADSs that own directly or indirectly or are deemed to own, five percent or more of either the total voting power or the total value of the stock of AXA or that carry on a trade or business in France through a permanent establishment or fixed base for the purpose of which AXA ordinary shares or ADRs have been acquired or held.

Furthermore, although this summary generally applies to relevant holders whether or not they are employees of AXA or its affiliates, this summary does not describe all the tax considerations relevant to persons who acquired shares of AXA ordinary shares or ADRs representing ADSs pursuant to the exercise of an incentive stock option.

For purposes of the Treaty, French tax law and the Code, U.S. owners of AXA ADRs will be treated as owners of AXA ordinary shares underlying the ADSs represented by those ADRs.

French Taxation

Taxation of Dividends-Withholding Tax

France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of ordinary shares by a French corporation (such as AXA) to shareholders who are not residents of France for French tax purposes. However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an "Eligible U.S. Holder".

Under the Treaty, an "Eligible U.S. Holder" is a U.S. Holder whose ownership of AXA ordinary shares or ADRs representing ADSs is not attributable to a permanent establishment or fixed base in France and who is
(i) an individual or other non-corporate holder, or
(ii) a corporation that does not own, directly or indirectly, 10% or more of the capital of AXA, provided in each case that that holder:
- is a resident of the United States under the Treaty,
- is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and
- complies with the procedural rules described below.

If a U.S. Holder is a corporation that owns, directly or indirectly, 10% or more of the capital of AXA, the withholding tax rate will be reduced to 5%, provided that all other requirements set forth in the preceding paragraph are met.

Pursuant to an instruction published on June 7, 1994 (which we refer to in this annual report as the "Instruction"), dividends paid in cash or in the form of AXA ordinary shares to an Eligible U.S. Holder who is entitled to the *"avoir fiscal"* (as discussed below) will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15%, subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that the Holder establishes before the date of payment that he is a resident of the United States under the Treaty.

Taxation of Dividends-"Avoir Fiscal"

Under French domestic tax law, a resident of France generally is entitled to the *avoir fiscal*, which is a form of tax credit, in respect of a dividend received in cash or in the form of ordinary shares from a French corporation in an amount equal to:
- 50% of the net dividend received if the beneficiary of the distribution is an individual;
- 40% of the net dividend received if the beneficiary of the distribution is not an individual, increased by an amount corresponding to 20% of the *précompte* per share actually paid in cash by AXA, if any, less the 15% withholding tax.

In the case of dividend distributions to beneficiaries who are not individuals, the amount of the *avoir fiscal* was recently decreased to 25% for distributions effected in 2001 and will be further reduced from 25% to 15% for distributions effected in 2002.

Under French domestic law, shareholders who are not resident in France are not eligible for the *avoir fiscal*. Under the Treaty, however, an Eligible U.S. Holder is generally entitled to a payment from the French Treasury that is the equivalent of the *avoir fiscal*. That payment is made by the French Treasury not earlier than the January 15th following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for that payment in accordance with the procedures described below. However, the following are certain limitations to the availability of the *avoir fiscal* under the Treaty:

- The *avoir fiscal* is generally only granted if the Eligible U.S. Holder is subject to U.S. Federal income tax on both the dividend and the *avoir fiscal*.

- Partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) in its capacity as an Eligible U.S. Holder is entitled to the *avoir fiscal* only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to U.S. Federal income tax on their respective shares of both the dividend and the *avoir fiscal*.

- The Eligible U.S. Holder, where required by the French tax administration, must show that he or she is the beneficial owner of the AXA ordinary shares or ADRs and that the holding of those AXA ordinary shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the *avoir fiscal* under the Treaty.

- If the Eligible U.S. Holder is a regulated investment company, it should not own, directly or indirectly, 10% or more of the capital of AXA. This rule only applies if less than 20% of the shares of the regulated investment company should be beneficially owned by persons who are neither citizens nor residents of the United States under the Treaty.

Under the Treaty, any payment of the *avoir fiscal* is subject to the 15% dividend withholding tax. Thus, for example, if a dividend of 100 were payable by AXA to:

- an Eligible U.S. Individual Holder and the requirements are satisfied, that holder would initially receive 85, the 100 dividend less a 15 withholding tax). That holder would also receive an additional payment from the French Treasury of 42.5, consisting of the *avoir fiscal* of 50, less the withholding tax on that amount. Thus, the total net payment to the Eligible U.S. Individual Holder would be 127.5, although, as discussed below, that holder would recognize 150 of income for U.S. Federal income tax purposes.

- an Eligible U.S. non Individual Holder and the requirements are satisfied, that holder would initially receive 85 (the 100 dividend less a 15 withholding tax). That holder also would receive an additional payment from the French Treasury of 34.02, consisting of the *avoir fiscal* of 40, less the 15% withholding tax on that amount. Thus, the total net payment to the Eligible U.S. non Individual Holder would be 119.02, although, as discussed below, that holder would recognize 140 of income for U.S. Federal income tax purposes.

If an Eligible U.S. Holder sells AXA ordinary shares in a trade executed on the monthly settlement market during a month during which a dividend payment date with respect to the AXA ordinary shares occurs, generally the seller, rather than the purchaser, will be entitled to the *avoir fiscal* with respect to the dividend paid on that dividend payment date.

Any amounts distributed as a dividend by AXA out of profits which:

- have not been subject to French corporate income tax at the standard corporate income tax rate,
- are distributed from the long-term capital gains reserve, or
- were earned and taxed more than five years before the distribution,

would be subject to the *"précompte"* (a French equalization tax). The *précompte* is a tax paid by the corporation at the time of a dividend distribution that is equal to 50% of the net dividend distributed, except that, when a dividend is distributed from the long-term capital gains reserve, the précompte is equal to the difference between a tax based on the regular corporate tax rate applied to the amount of the declared dividend and the taxes previously paid by the corporation on the income being distributed. The amount of any *précompte* would be charged to shareholders' equity as part of the dividend distribution.

A U.S. Holder that is not entitled to the full *avoir fiscal* generally may obtain from the French tax authorities a refund of any *précompte* paid by AXA with respect to the dividends distributed. Pursuant to the Treaty, the amount of the *précompte* refunded to U.S. residents is reduced by the 15% French withholding tax applicable to dividends and the partial *avoir fiscal*, if any. A U.S. Holder is only entitled to a refund of the *précompte* actually paid in cash by AXA and is not entitled to a refund of the *précompte* paid by AXA by offsetting French and/or foreign tax credits.

A U.S. Holder entitled to the refund of the *précompte* must apply for the refund by filing a French Treasury form RF 1 B EU-NO. 5053 before the end of the calendar year following the year in which the dividend is paid. The form and its instructions are available from the United States Internal Revenue Service or at the *Centre des Impôts des Non-Résidents* (9, rue d'Uzès, 75094 Paris Cedex 02, France).

Taxation of Dividends-Procedures to Obtain Treaty Benefits

Eligible U.S. Holders must follow certain procedures in order to be eligible for the 15% dividend withholding tax and to receive a refund of the *avoir fiscal* (less the 15% withholding tax on that amount) under the Treaty.

An Eligible U.S. Holder entitled to the *avoir fiscal* who wishes to obtain a reduced withholding rate at source must:

- complete,
- have certified by the U.S. financial institution that is in charge of the administration of the AXA ordinary shares or ADRs of that Eligible U.S. Holder, and
- file with AXA or the French person in charge of the payment of dividends on the AXA ordinary shares, such as the French paying agent, in the case of AXA ordinary shares, or with the depositary in the case of AXA ADRs,

a French form RF1 A EU n° 5052, entitled "Application for Refund", before the date of payment of the relevant dividend. An Eligible U.S. Holder that is a regulated investment company must also be identified as such on a list provided annually by the U.S. Internal Revenue Service to the French tax administration. However, if an Eligible U.S. Holder is not able to complete, have certified and file the Application for Refund before the date of payment of the dividend, that Eligible U.S. Holder may still benefit from the Treaty if the U.S. financial institution that is in charge of the administration of that holder's AXA ordinary shares or ADRs provides AXA or the French paying agent in the case of AXA ordinary shares, or the depositary in the case of AXA ADRs, with certain information with respect to that Eligible U.S. Holder and his or her holding of AXA ordinary shares or ADRs before the date of payment of the relevant dividend. Whichever procedure is followed, the *avoir fiscal* is not paid by the French Treasury earlier than January 15th following the close of the calendar year in which the relevant dividend is paid.

If either of the procedures described above has not been followed before a dividend payment date or is not available to an Eligible U.S. Holder, AXA or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the Eligible U.S. Holder will be entitled to claim a refund of the excess withholding tax and the payment of the related *avoir fiscal* by filing the Application for Refund with the depositary or the French paying agent early enough to enable them to forward that application to the French tax administration before December 31st of the year following the calendar year in which the related dividend was paid.

The Application for Refund and instructions for its completion is available from the U.S. Internal Revenue Service. The depositary will provide to all U.S. Holders of AXA ADRs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of AXA ADRs and returned to the depositary in sufficient time to effect the filing.

Special Rules for Certain Tax-Exempt Shareholders

Under the Treaty, special rules apply to:

- any "Eligible Pension Fund", which is a tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits and which does not own, directly or indirectly, 10% or more of the capital of AXA,

- any "Eligible Not-For-Profit Organization", which is a tax-exempt entity organized in the United States, the use of whose assets is limited under U.S. Federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States and which does not own, directly or indirectly, 10% or more of the capital of AXA, and

- any "Individual Holding Shares in a Retirement Plan", meaning an individual who is a resident of the United States under the Treaty and who owns AXA ordinary shares or ADRs through an individual retirement account, a Keogh plan or any similar arrangement. ("Eligible Pension Funds", "Eligible Not-For-Profit Organizations" and "Individuals Holding Shares in a Retirement Plan" are referred to collectively in this annual report as "Eligible Tax-Exempt Holders".)

Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Individual Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the gross *avoir fiscal* (the "partial *avoir fiscal*"), less a 15% dividend withholding tax on that amount, notwithstanding the general requirement described above that the individual holder be subject to U.S. tax on both the dividend and the *avoir fiscal*. Thus, for example, if a dividend of 100 were payable by AXA to an Eligible Tax-Exempt Individual Holder and the requirements of the instruction are satisfied, that individual holder would initially receive 85 (the 100 dividend less a 15 withholding tax). The Eligible Tax-Exempt Individual Holder would be further entitled to an additional payment from the French Treasury of 15, consisting of the partial *avoir fiscal* of 30/85ths of 50, less the 15% withholding tax on that amount. When the *avoir fiscal* is equal to 40% of the net dividend (for instance for "Eligible Pension Funds" and "Eligible Not-for-Profit Organizations"), Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the *avoir fiscal*, less a 15% withholding tax on that amount. Thus, the total net payment to the Eligible Tax-Exempt Individual Holder would be 100. The Eligible Tax-Exempt Individual Holder, where required by the French tax administration, must show that it is the beneficial owner of the AXA ordinary shares or ADRs and that the holding of those AXA ordinary shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the partial *avoir fiscal* under the Treaty.

Tax-exempt holders generally must follow the procedures set forth above under "Taxation of Dividends Procedures to Obtain Treaty Benefits". Nevertheless, the existing French forms do not take into account the special tax treatment applicable to Eligible Tax-Exempt Holders with respect to the payment of the partial *avoir fiscal* and the refund of the *précompte.* Certain Eligible Tax-Exempt Holders may also be required to provide written evidence certified by the U.S. Internal Revenue Service of their status under U.S. Federal income tax law. As a consequence, Eligible Tax-Exempt Holders are urged to contact their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

Tax on Sale or Redemption of AXA Ordinary Shares or ADRs

Under the Treaty, no French tax is levied on any capital gain derived from the sale of AXA ordinary shares or ADRs representing ADSs by a U.S. Holder who:

- is a resident of the United States under the Treaty,
- is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 of the Treaty, and
- does not have a permanent establishment in France to which the AXA ordinary shares or ADRs are attributable to or, in the case of an individual, who does not maintain a fixed base in France to which the AXA ordinary shares or ADRs are effectively connected.

Under French domestic tax law, any gain realized by a shareholder on a redemption of AXA ordinary shares by AXA generally will be treated as a dividend and will be subject to French dividend withholding tax as described above under "Taxation of Dividends-Withholding Tax", unless all AXA's accumulated earnings and profits, as determined for French tax purposes, have been distributed to shareholders of AXA before that redemption. Any such redemption generally would entitle the shareholders to the *avoir fiscal* and may trigger the *précompte*, provided it is pro rata among all the shareholders of AXA. An Eligible U.S. Holder generally would be entitled to Treaty benefits with respect to the *avoir fiscal* and the *précompte* related to his or her gain on a redemption of AXA ordinary shares that is treated as a dividend for French tax purposes.

French Transfer and Stamp Taxes

Transfers of AXA ordinary shares and ADRs representing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1%, up to a maximum of FF20,000 per transaction.

In certain cases, a stock exchange stamp tax also may be payable.

French Estate, Gift and Wealth Taxes

A transfer of AXA ordinary shares or ADRs representing ADSs by gift by, or by reason of death of, a U.S. Holder that would be subject to French gift or inheritance tax under French domestic tax law will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 unless:

- the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or at the time of his or her death, or
- the AXA ordinary shares or ADRs were used in, or held for use in, the conduct of business through a permanent establishment or a fixed base in France.

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who own alone or with their parents, directly or indirectly, AXA ordinary shares or ADRs representing the right to less than 25% of AXA's profits.

Material U.S. Federal Income Tax Considerations

Taxation of Dividends

For U.S. Federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld, will be treated as dividend income to the extent paid out of AXA's current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. If a U.S. Holder has the option to receive a distribution either in cash or in the form of AXA ordinary shares, and such U.S. Holder chooses to receive AXA ordinary shares (a "Stock Distribution"), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these AXA ordinary shares. The gross amount of any related *avoir fiscal* or *précompte* payment also will be treated as dividend income. That dividend income will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of AXA's current and accumulated earnings and profits, the excess will be applied first to reduce the Holder's basis in his or her AXA ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her AXA ordinary shares or ADRs. See "Tax on Sale or Exchange of AXA Ordinary Shares or ADRs" below.

For U.S. Federal income tax purposes, dividends will be taxable to the U.S. Holder of AXA ordinary shares or ADRs outstanding on the record date established by French law, which in the case of an annual dividend will be fixed by the shareholders at the shareholders' meeting approving the distribution of dividends, and in the case of an interim dividend will be fixed by the Management Board approving the distribution of interim dividends. Any payment of the avoir fiscal or the partial *avoir fiscal* and *précompte*, plus the withholding tax relating to those payments, will generally be included in the dividend income of a U.S. Holder in the year in which the payment or refund is received. The amount recognized as dividend income by a U.S. Holder will be equal to the U.S. dollar value of the distributed Euro, or, in case of a Stock Distribution, the AXA ordinary shares, on the date of the recognition of the dividend for U.S. Federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars. The Euro distributed will have a tax basis equal to their U.S. dollar value at such time. Any gain or loss realized upon a subsequent conversion or other disposition of the Euro will be treated as ordinary income or loss from sources within the United States.

As discussed above, payments of dividends, the *avoir fiscal,* the partial *avoir fiscal* and the refund of the *précompte* to a U.S. Holder will be subject to French withholding tax. For U.S. Federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. Federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder's U.S. Federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder's taxable income from sources without the United States and the denominator of which is the U.S. Holder's taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different "baskets" of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the "passive income" basket or, if received by certain holders and certain other conditions are met, the "financial services income" basket.

In the case of an Eligible U.S. Holder, if the full withholding tax rate of 25% is applied because, for instance, the procedures described under "French Taxes—Taxation of Dividends Procedures to Obtain Treaty Benefits" are not complied with by the dividend payment date, the refundable portion of the tax withheld by AXA or the

French paying agent, which represents the difference between the 25% and the 15% tax rates, would not be eligible for the foreign tax credit.

Tax on Sale or Exchange of AXA Ordinary Shares or ADRs

For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of AXA ordinary shares or ADRs representing ADSs, unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder's tax basis in the AXA ordinary shares or the ADRs, determined in U.S. dollars. A U.S. Holder's tax basis in the AXA ordinary shares or the ADRs will generally equal the amount paid by that U.S. Holder for the AXA ordinary shares or the ADRs or, in the case of AXA ordinary shares acquired by way of Stock Distribution, the amount included in income at the time of the Stock Distribution. Gain or loss arising from a sale or exchange of AXA ordinary shares or ADRs will be capital gain or loss if these AXA ordinary shares or ADRs are held as capital assets by the U.S. Holder, and will be short term or long term depending whether the holding period of the U.S. Holder for these AXA ordinary shares or ADRs exceeds one year. In general, gain from a sale or exchange of AXA ordinary shares or ADRs by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding at a 31% rate on dividends received on AXA ordinary shares or ADRs representing ADSs. This withholding generally applies only if that individual holder:
- fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder's AXA ordinary shares or ADRs or any other person responsible for the payment of dividends on the AXA ordinary shares or ADRs,
- furnishes an incorrect taxpayer identification number,
- is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest and dividends and the U.S. Internal Revenue Service has notified AXA that that individual holder is subject to backup withholding, or
- fails, under specified circumstances, to comply with applicable certification requirements.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder's U.S. Federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisor as to the application of the U.S. Federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules.

United States state and local taxes

In addition to U.S. Federal income taxes, U.S. Holders may be subject to United States state and local taxes wih respect to their AXA ordinary shares or ADRs representing ADSs. U.S. Holdes should consult their own tax advisors regarding such matters.

Item 11: Qualitative and Quantitative Disclosure About Market Risk

The following information should be read in conjunction with (i) "Item 5 – Operating and Financial Review and Prospects", (ii) AXA's consolidated financial statements and the related notes included elsewhere in this annual report, and (iii) information under the heading "Special Note Regarding Forward-Looking Statements" at the beginning of this annual report.

The commentary below describes the impact of market risk exposures on AXA's financial position and operating results under French GAAP.

Market risk represents the potential loss as a result of absolute and relative price movements in financial instruments due to changes in interest rates, equity prices, foreign currency exchange rates, and other factors. AXA's exposure to market risk varies by nature across its operations.

RISK MANAGEMENT

In an effort to protect and enhance shareholder value, AXA actively manages its exposures to market risks. Risk exposures are reduced through asset-liability management and prudent and diversified underwriting and investing. Primary responsibility for risk management rests with the local subsidiaries that know best their respective products, clients and risk profile. This approach allows subsidiaries to react in a timely manner to changes in financial markets, insurance cycles, and economic and political environments.

AXA's exposure to market risk is minimized as a result of the nature of its operations. By virtue of AXA's geographic diversification, the impact of local economic and insurance cycles is reduced. Furthermore, a large proportion of AXA's insurance operations consists of products where the majority of the investment risk is borne by the policyholders. Risks attributable to policyholders are also actively managed to ensure that such risks are prudent and satisfy policyholders' risk and reward objectives. In addition, AXA's insurance operations worldwide are subject to local regulatory requirements in most jurisdictions in which AXA operates. The local regulations prescribe:

- the type, quality and concentration (counterparty, geographical and type of securities held) of investments, and
- the level of assets to be maintained in the local currency to meet the insurance liabilities in that local currency.

Life and Savings. At December 31, 2000, approximately 36% of the total net life insurance liabilities represented separate account (unit linked) contracts, whereby all investment risks and rewards are transferred to the policyholders. Amounts due to policyholders are based on the fair value of the investments supporting such products.

At December 31, 2000, approximately 35% of the total net life insurance liabilities represented contracts with policyholder participating benefits (including 8% of total net life insurance liabilities relating to UK with-profit contracts). In respect of these contracts, the policyholder participates in the earnings or surplus of the insurance company (in the case of UK with-profit contracts, the amount due to policyholders are generally based on the fair value of the investments supporting such products) through the distribution of policyholder dividends. Therefore, AXA's exposure to market risk is reduced as generally 85% or more of the earnings are attributed to the policyholders in respect of participating insurance contracts.

At December 31, 2000, interest-sensitive products and policies with long-term fixed payout patterns represented 29% of the total net life insurance liabilities. Interest-sensitive products earn income primarily from the spread between investment income, largely earned on investment grade fixed-income securities, and interest credited to policyholder account values. AXA strives to maintain this spread by adjusting interest credited rates at contractually specified intervals. AXA's ability to adjust interest-crediting rates may be constrained by competitive forces and minimum guaranteed crediting rates, if any. Interest rate risk is further reduced by managing the duration and maturity structure of each investment portfolio in relation to the estimated duration of the liabilities it supports. Proceeds from policies with long-term fixed payout patterns, such as guaranteed income contracts, annuities in the payout phase, and disability income policies, are predominately invested in highly-rated fixed-income securities with the objective of matching their duration to the underlying liabilities.

As a result of the diversity of insurance products and the regulatory environments in which AXA operates, different methods of asset-liability management are utilized by different subsidiaries. Most of these methods fall into two major categories as set out below:

- **Duration analysis** is primarily used for interest sensitive products and policies with long-term fixed payout patterns. AXA uses duration analysis to create a portfolio of predominately fixed income securities that minimizes the risk of changes in interest rates to AXA.
- **Sensitivity analyses** are primarily used for participating products and simulate the impact of certain market fluctuation scenarios on future cash flows, fair values, or forecasted earnings. Many of these sensitivity analyses are performed for local regulatory purposes. The goal of such analyses is to ensure AXA is able to provide policyholders adequate returns while complying with regulatory requirements.

Property Casualty Insurance and Reinsurance. Generally, management of market risk is less critical for property and casualty insurance and reinsurance as the amounts and timing of claims do not vary significantly with interest rates or other market changes that affect the underlying investments. The premiums received and the return on investments (net investment income and realized gains and losses) provide substantial liquidity to meet claims payments and associated expenses as they arise. Consequently, there is greater flexibility in investment strategies while managing investments to ensure sufficient liquidity to meet the claims as they become due based on actuarial assessment.

DERIVATIVES

AXA uses derivatives in its operations to manage customer and shareholder exposures to interest rate fluctuations, foreign currency fluctuations and equity price movements, primarily in respect of non-trading activities. See notes 2, 4 and 17 to the consolidated financial statements for information regarding AXA's use of derivatives.

SENSITIVITY ANALYSES

AXA performs sensitivity analyses to quantify the exposure of certain financial instruments to interest rate risk, equity price risk and foreign currency exchange risk. Such sensitivity analyses quantify the potential loss in terms of estimated fair value or future earnings under certain scenarios of reasonably possible adverse changes in financial markets. The sensitivity analyses estimate risk exposure and, therefore, potential net gains are ignored. Financial instruments within the scope of the analyses include fixed maturity and equity securities, mortgage loans, policy and other loans, debt and other borrowings, derivative instruments, and insurance contracts (life and savings, property and casualty, and international insurance). In accordance with SEC regulations, real estate was not included within the scope of the analyses.

Such analyses include AXA's material insurance operations and holding companies in France, the United States, the United Kingdom, Belgium, Germany, Australia, Japan, and Hong Kong. Such subsidiaries account for approximately 90% of AXA's consolidated invested assets and net policyholder benefits and insurance claims reserves.

The carrying value of AXA's consolidated invested assets is generally at historical cost or amortized costs except for assets backing UK with-profit contracts, separate account assets and trading account securities, which are held at market value.

For purposes of the sensitivity analyses, fair values were estimated in accordance with the valuation methods described in notes 2 and 4 to the consolidated financial statements. However, the financial statement disclosures relating to fair values on financial instruments included only insurance contracts defined as "investment" insurance contracts, that is, those contracts with insignificant mortality and morbidity risk, while the sensitivity analyses included all insurance contracts.

- For life insurance contracts with mortality and morbidity provisions, the portion of estimated fair value attributed to such provisions is considered to be unaffected by changes in interest rates or equity prices.
- For participating life insurance contracts, the fair value was considered to be the greater of 1) the fair value of the assets designated to support such policies or 2) the future cash flows discounted using the guaranteed minimum interest rate, if any. For interest-sensitive life insurance contracts, a discounted cash flow approach was used. As is the case with most variable rate liabilities, interest sensitive life insurance contracts' fair values were not significantly affected by market changes as future crediting rates can be adjusted, subject to guaranteed minimum interest rates, if any, to reflect market changes.
- The fair values for property and casualty and international insurance and non-participating life insurance contracts were estimated using a discounted cash flow approach. Such fair values, which vary with changes in the estimated discount rate, were considered to be sensitive to interest rate changes but unaffected by equity price changes. For property and casualty and international insurance contracts, no changes were made in the estimates of claims amounts and timing as a result of changes in interest rates or stock market prices for equity securities.

Interest Rate Risk. For purposes of interest rate sensitivity analyses, parallel yield curve shifts were made relative to the yield curves prevailing in the country in which the subsidiary operates. The estimated potential exposure due to a 100 basis point parallel shift upward in the December 31, 2000 and 1999 yield curves would result in an estimated net fair value loss for all items within the scope of the analyses of approximately €1.0 billion and €1.1 billion, respectively, before minority interest allocations and tax effects. The impact relating to the fixed rate long term debt including subordinated debt of nearly €4.0 billion obtained in 2000 to finance various acquisitions was offset by the increase in insurance-related invested assets of Nippon Dantai (acquired in March 2000).

Equity Price Risk. The estimated potential exposure to a 10 % decline in the value of December 31, 2000 and 1999 stock markets would result in an estimated fair value loss for all items within the scope of the analyses of approximately €2.3 billion and €1.8 billion, respectively, before minority interest allocations and tax effects. A 20% decline would result in fair value losses of approximately €4.6 billion and €3.5 billion at December 31, 2000 and 1999, respectively. The increase in exposure was mainly due to the increase in insurance-related invested assets following the acquisition of Nippon Dantai in March 2000 and an increase in equity investments in the U.S. operations.

In both 2000 and 1999, the potential loss from stock market fluctuations was larger than the loss resulting from interest rate changes. The impact of interest rate fluctuations on interest-sensitive investments was partially offset by fair value changes in the related insurance liabilities. The impact of stock market declines on equity securities was accompanied by smaller changes in the estimated fair value of insurance liabilities (except for participating life contracts and separate account contracts). After excluding separate account liabilities (representing 36% total net life insurance liabilities, for which fair value changes in assets result in an equal and opposite change in related liabilities), the remaining life insurance liabilities are supported largely by fixed maturity securities and the fair value of these liabilities are generally estimated using discounted cash flows.

Foreign Exchange Rate Risk. The potential exposure to a 10% adverse fluctuation of December 31, 2000 and 1999 foreign currency exchange rates would be a French GAAP earnings loss of €240 million and €69 million, respectively. In order to calculate the largest potential exposure to foreign currency fluctuations, all material combinations of foreign currency fluctuations were analyzed. The analyses revealed the most adverse scenario for AXA in terms of French GAAP earnings would be a decline in all currencies relative to the Euro.

The increase in exposure from €69 million in 1999 to €240 million in 2000 related to two significant items arising in the U.S. operations, (i) the gain from the sale of Donaldson, Lufkin & Jenrette, and (ii) the loss primarily relating to a writedown on the high-yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy. Excluding these two significant items transacted in U.S. dollars, AXA's exposure to changes in foreign currency exchange rates would be approximately €70 million.

Limitations. The above analyses do not consider that assets and liabilities are actively managed and that there are strategies in place to minimize the exposure to market fluctuations. For example, as market indices fluctuate, management could take certain actions including selling investments, changing investment portfolio allocation, and adjusting bonuses credited to policyholders. In addition, such sensitivity analyses do not consider the affect of market changes on new business generated in the future, primarily insurance premiums, which are a critical and integral component of future profitability. AXA, and its competitors, would likely reflect adverse market changes in the pricing of new business. Therefore, management believes actual losses as a result of financial market fluctuations of the magnitudes analyzed would be less than these potential estimated losses.

Other limitations on the sensitivity analyses include: the use of hypothetical (but reasonably possible) market movements which do not represent management's view of expected future market changes; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem against the euro; and the lack of correlation of interest rates, equity prices and foreign currency exchange rates. In addition, the analyses do not include certain significant items such as real estate, deferred acquisition costs and value of purchased business in-force. These factors limit the ability of these analyses to accurately predict the impact of future market movements on fair values and future earnings.

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Item 11
Item 12
Item 13
Item 14
Item 17
Item 18
Item 19

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Part III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Item 18: Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF AXA:

We have audited the accompanying consolidated balance sheets of AXA ("the Company") and its subsidiaries as at December 31, 2000, 1999 and 1998 and the related consolidated statements of income, of shareholders' equity, and of cash flows for each of the three years in the period ended December 31, 2000, all expressed in Euros. In addition, we have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2000, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles in France. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Generally accepted accounting principles in France vary in certain material respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2000 and determination of consolidated shareholders' equity and consolidated financial position at December 31, 2000 and 1999 to the extent summarized in notes 26 and 27 to the consolidated financial statements.

Paris, France

March 15, 2001
(Except for note 25 which is dated May 9, 2001)


Befec – Price Waterhouse
(Member of PricewaterhouseCoopers)
Gérard Dantheny


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AXA - CONSOLIDATED BALANCE SHEETS		At December 31,	
(in euro millions)	2000	1999	1998 (a)
Assets			
Investments **(Notes 3 and 22)**			
Fixed maturities	135,375	125,135	113,362
Equity investments	49,987	40,779	31,457
Mortgage policy and other loans	32,472	23,921	22,584
Real estate	11,944	12,864	13,426
Assets allocated to UK with-profit contracts	25,111	25,332	18,713
Trading account securities	5,249	31,286	14,039
Securities purchased under resale agreements	2,093	32,345	20,383
Investments in companies accounted for by the equity method	1,217	1,408	1,193
Total Investments	**263,448**	**293,070**	**235,158**
Cash and equivalents	26,065	14,130	10,421
Broker-dealer related receivables	73	44,689	29,519
Deferred acquisition costs **(Note 5)**	8,154	7,782	5,917
Value of purchased business inforce **(Note 6)**	3,724	2,438	2,426
Goodwill **(Note 6)**	15,865	2,789	1,782
Accrued investment income	3,986	3,245	2,770
Other assets	36,040	29,692	20,422
Separate Account assets	117,261	109,647	76,420
TOTAL ASSETS (Note 22)	**474,616**	**507,480**	**384,835**

(a) *The Euro amounts were converted using the previously reported financial information in French francs and the French franc to Euro exchange rate established on January 1, 1999 of FF6,55957 = €1.00. See Note 1.*

The accompanying notes are an integral part of these consolidated financial statements.

AXA - CONSOLIDATED BALANCE SHEETS (CONTINUED)			
	At December 31,		
(in euro millions)	**2000**	**1999**	**1998 (a)**
Liabilities			
Future policy benefits and other policy liabilities **(Note 12)**	182,896	145,648	131,272
UK with-profit contracts liabilities **(Note 12)**	25,111	25,332	18,713
Insurance claims and claims expenses **(Note 12)**	39,242	37,703	31,007
Unearned premium reserve **(Note 12)**	6,783	6,263	4,303
Securities sold under repurchase agreements	1	56,199	34,423
Broker-dealer related payables	279	37,055	22,626
Short-term and long-term debt:			
Financing debt **(Note 7)**	9,201	5,419	4,150
Operating debt **(Note 8)**	4,445	11,684	6,148
Accrued expenses and other liabilities **(Note 23)**	52,803	44,057	33,817
Separate Account liabilities **(Note 12)**	117,377	109,001	76,422
Total Liabilities	**438,138**	**478,361**	**362,880**
Commitments and contingencies **(Notes 17 and 18)**	–	–	–
Minority interests **(Note 9)**	3,702	7,454	5,237
Subordinated debt **(Note 10)**	8,261	4,832	2,706
Mandatorily convertible bonds and notes **(Note 10)**	192	474	474
Shareholders' Equity			
Ordinary shares, € 9.15 nominal value, 525.5 million authorized shares and 416.2 million issued and outstanding shares at December 31, 2000 (1999: 465.6 million authorized shares and 356.3 million issued and outstanding shares)	3,809	3,260	3,204
Capital in excess of nominal value	12,379	5,350	5,118
Retained earnings and reserves **(Note 19)**	8,134	7,747	5,215
Total Shareholders' Equity	**24,322**	**16,358**	**13,537**
TOTAL LIABILITIES, MINORITY INTERESTS, SUBORDINATED DEBTS, MANDATORILY CONVERTIBLE BONDS AND NOTES, AND SHAREHOLDERS' EQUITY	**474,616**	**507,480**	**384,835**

(a) The Euro amounts were converted using the previously reported financial information in French francs and the French franc to Euro exchange rate established on January 1, 1999 of FF 6,55957 = €1.00. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

AXA - CONSOLIDATED STATEMENTS OF INCOME	Years ended December 31,		
(in euro millions except per ordinary share amounts)	2000	1999	1998 (a)
Revenues			
Gross premiums and financial services revenues **(Note 22)**	79,971	66,528	56,697
Change in unearned premium reserve	(439)	9	32
Net investment results **(Note 13)**	20,863	15,630	14,069
Total Revenues	**100,395**	**82,167**	**70,799**
Benefits, claims and other deductions			
Insurance benefits and claims	(67,564)	(56,681)	(49,819)
Reinsurance ceded, net **(Note 14)**	1,000	808	381
Insurance acquisition expenses **(Note 22)**	(6,274)	(5,616)	(4,921)
Bank operating expenses **(Note 22)**	(6,509)	(5,286)	(4,488)
Administrative expenses **(Note 22)**	(11,871)	(10,577)	(8,141)
Total Benefits, Claims and Other Deductions	**(91,218)**	**(77,352)**	**(66,988)**
Income before income tax expense	9,177	4,815	3,811
Income tax expense **(Note 15)**	(2,773)	(1,292)	(1,222)
Amortization of goodwill, net **(Note 6)**	(353)	(634)	(93)
Minority interests **(Note 9)**	(2,124)	(858)	(974)
Equity in income of unconsolidated entities **(Note 3)**	(23)	(10)	11
Net Income	**3,904**	**2,021**	**1,531**
Net Income Per Ordinary Share (Note 16) :			
Basic	10.28	5.73	4.52
Diluted	9.74	5.40	4.24
Net Income	**3,904**	**2,021**	**1,531**
Impact of exceptional operations (b)	1,643	156	–
Net Income (excluding exceptional operations)	**2,261**	**1,865**	**1,531**
Net Income (excluding exceptional operations) Per Ordinary Share (Note 16):			
Basic	5.95	5.28	4.52
Diluted	5.69	4.98	4.24

(a) The Euro amounts were converted using the previously reported financial information in French francs and the French franc to Euro exchange rate established on January 1, 1999 of FF 6.55957 = €1.00. See Note 1.

(b) The consolidated statements of income under French GAAP include as supplemental information the after-tax effect of exceptional operations on net income and net income per ordinary share data (basic and diluted basis). U.S. GAAP does not allow such disclosure of the per share effects of exceptional operations, which do not qualify as extraordinary items and such non-recurring items do not qualify as extraordinary items under U.S. GAAP. It should be noted that "net income excluding exceptional operations" as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

The exceptional operations include:
– In 2000:
    – the consolidated net realized gain on the sale of Donaldson, Lukfin & Jenrette ("DLJ"), which totaled €2,004 million net group share (€2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of €67 million);
    – realized losses and valuation allowances of €236 million (net group share) relating primarily to the Equitable Life high-yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA's acquisition of the minority interests in AXA Financial ; and
    – provision of €125 million recorded during the period in connection with the sale of Banque Worms, which was agreed in February 2001.

– In 1999: €156 million (net group share) related to the acquisition of Guardian Royal Exchange (GRE).

The accompanying notes are an integral part of these consolidated financial statements.

AXA - CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	Ordinary Shares		Capital in excess of nominal value	Retained earnings and reserves	Total
(in euro millions except number of shares)	Number in millions	Nominal value			
Balance at January 1, 1998 (a)	331.36	3,031	3,906	5,056	11,993
Cumulative effect of change in accounting principle stock options	–	–	–	(67)	(67)
Issuance of ordinary shares	9.56	87	897	–	985
Cash dividend	–	–	–	(425)	(425)
Exercise of stock options	1.05	10	59	–	68
Conversion of bonds	8.32	76	256	–	333
Goodwill from Royale Belge acquisition	–	–	–	(388)	(388)
Impact of foreign currency fluctuations	–	–	–	(488)	(488)
Effect of restructurings	–	–	–	81	81
Purchase accounting adjustments	–	–	–	(85)	(85)
Net income	–	–	–	1,531	1,531
Balance at December 31, 1998 (a)	350.29	3,204	5,118	5,215	13,537
Adjustment on opening balance	–	–	–	(16)	(16)
Issuance of ordinary shares	1.16	11	102	–	113
Cash dividend	–	–	–	(582)	(582)
Exercise of stock options	3.30	30	82	–	112
Conversion of bonds	1.58	14	49	–	63
Change in goodwill arising from Royale Belge acquisition	–	–	–	52	52
Impact of foreign currency fluctuations	–	–	–	954	954
Change in goodwill arising from UAP acquisition (b)	–	–	–	88	88
Effect of restructurings	–	–	–	8	8
Transition allowance	–	–	–	7	7
Net income	–	–	–	2,021	2,021
Balance at December 31, 1999	356.33	3,260	5,350	7,746	16,358
Conversion of 6.0% mandatorily convertible bonds at maturity	4.10	38	245	–	282
Issuance of ordinary shares					
– Merger of AXA Participations	2.00	19	197	–	216
– Capital increase in June 2000	30.23	277	3,404	–	3,680
– Employee stock purchase program (July 2000)	1.97	18	217	–	235
– Exchanged in the buyout of minority interests in AXA Financial, Inc.	20.90	191	2,940	–	3,131
Exercise of stock options and conversion of bonds	0.70	7	27	–	34
Cash dividend	–	–	–	(713)	(713)
Impact of foreign currency fluctuations	–	–	–	(296)	(296)
Effect of restructurings	–	–	–	8	8
Goodwill from the buyout of minority interests in AXA Financial, Inc.	–	–	–	(2,518)	(2,518)
Net income	–	–	–	3,904	3,904
Balance at December 31, 2000	416.23	3,809	12,379	8,133	24,322

(a) *The Euro amounts were converted using the previously reported financial information in French francs and the French franc to Euro exchange rate established on January 1, 1999 of FF 6.55957 = € 1.00. See Note 1.*

(b) *The change in goodwill arising from the UAP acquisition in 1999 was attributable to AXA's decrease in ownership interest in Sun Life & Provincial Holdings ("SLPH") (a former UAP operation) as SLPH issued ordinary shares in connection with the acquisition of Guardian Royal Exchange ("GRE") in May 1999.*

The accompanying notes are an integral part of these consolidated financial statements.

AXA - CONSOLIDATED STATEMENTS OF CASH FLOWS (in euro millions)	Years ended December 31, 2000	1999	1998 (a)
Net income	**3,904**	**2,021**	**1,531**
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized investment gains (d)	(10,256)	(3,669)	(3,605)
Minority interests	2,124	858	974
Depreciation and amortization expense	1,163	1,999	396
Change in insurance reserves	14,873	14,863	10,331
Net change in trading activities and broker-dealer receivables & payables	1,457	(494)	(4,953)
Net change in repurchase agreements	(2,907)	9,817	1,011
Other (b)	3,720	8,381	7,262
Net cash provided by operating activities	**14,078**	**33,776**	**12,947**
Cash flows from investing activities (e):			
Maturities and sales:			
Fixed maturities	43,878	42,110	42,147
Equity investments	40,047	20,388	20,543
Real estate	4,082	1,692	1,606
Loans and other	4,787	3,138	2,862
Purchases:			
Fixed maturities	(41,347)	(38,666)	(51,570)
Equity investments	(47,487)	(50,517)	(22,433)
Real estate	(2,310)	(668)	(697)
Loans and other (c)	(16,418)	(14,046)	(2,732)
Net purchases of property and equipment	(452)	(133)	(413)
Net cash used in investing activities	**(15,220)**	**(36,703)**	**(10,687)**
Cash flows from financing activities:			
Long term debt	193	818	430
Mezzanine capital	8,174	2,126	391
Issuance of ordinary shares	4,567	222	(92)
Dividends	(1,224)	(974)	(618)
Net cash provided by financing activities	**11,710**	**2,192**	**111**
Net impact of foreign exchange fluctuations	915	837	(150)
Change in cash due to change in scope of consolidation	452	3,606	(7)
Net increase in cash and equivalents	11,935	3,709	2,214
Cash and equivalents beginning of year	14,130	10,421	8,207
Cash and Equivalents End of Year (f)	**26,065**	**14,130**	**10,421**
Supplemental cash flow information: continuing and discountinued operations			
Interest Paid	6,371	5,307	4,505
Income Taxes Paid	1,245	1,294	719
Supplemental cash flow information : continuing operations			
Interest Paid	713	712	693
Income Taxes Paid	1,007	1,025	932

(a) The Euro amounts were converted using the previously reported financial information in French francs and the French franc to Euro exchange rate established on January 1, 1999 of FF 6.55957 = €1.00. See Note 1

(b) Includes unrealized gains on trading account securities, other debtors and other creditors, including reinsurance deposits.

(c) Includes net movement in Separate Account assets in 2000 of €15,240 million (1999 : €8,640 million), in 1998, such movement was included in the separate lines by category of security under "maturities and sales" and "purchases" above. The total movement in separate account assets in 1998 included in those line items was €4,794 million.

(d) Includes the realized gain on the sale of Donaldson, Lufkin & Jenrette (DLJ) in 2000 of €3,407 million of which €1,336 million was attributed to minority interests.

(e) Includes the cost of acquisitions and proceeds from the sale of subsidiaries.

(f) In 2000, non-cash transactions, whereby ordinary shares were issued or exchanged by AXA, included (i) conversion of the mandatorily convertible notes that matured in January 2000 of €282 million, (ii) the merger of AXA Participations (an existing wholly-owned subsidiary of AXA) with and into AXA (the Company) of €216 million, and (iii) ordinary shares of AXA exchanged in connection with the buyout of the minority interests in AXA Financial of €3,131 million.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1- Financial Statement Presentation

AXA, a French société anonyme (the "Company" and, together with its consolidated subsidiaries, "AXA"), is the holding company for a worldwide leader in financial protection and wealth management. AXA's principal non-French operations include (i) AXA Financial, Inc. ("AXA Financial") and its consolidated subsidiaries including Equitable Life and Alliance Capital Management (Donaldson, Lufkin & Jenrette (DLJ) was sold on November 3, 2000) (United States), (ii) Sun Life & Provincial Holdings ("SLPH"), subsequently renamed AXA UK Holdings after the buyout of minority interests in July 2000, and its consolidated subsidiaries, principally AXA Sun Life and AXA Insurance (United Kingdom), (iii) AXA Asia Pacific Holdings and its consolidated subsidiaries including National Mutual Life (principally in Australia) and AXA China Region (Hong Kong), (iv) AXA Colonia Konzern AG ("AXA Colonia") and its consolidated subsidiaries (principally in Germany and Austria), (v) AXA Royale Belge and its insurance subsidiaries and AXA Banque Belgium (principally in Belgium), and (iv) AXA Nichidan Insurance Holding ("AXA Nichidan") and its consolidated subsidiary AXA Nichidan Life, which includes the operations of Nippon Dantai acquired in March 2000 (Japan). Refer to note 24 for further information on the entities included within AXA.

The Company's consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31st. However, AXA Asia Pacific Holdings, AXA Nichidan and their subsidiaries have a fiscal year of September 30th and therefore the financial statements used in consolidation are those as at September 30th for such subsidiaries.

The consolidated financial statements of AXA have been translated into English from those published in French and include additional disclosures required by the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements are prepared in accordance with generally accepted accounting principles in France ("French GAAP"). French GAAP is based on the French Law of January 3, 1985 and its Décret of application regarding consolidation; French insurance regulatory Décrets Nos. 94-481 and 94-482 of June 8, 1994, and the related Order (Arrêté) of June 20, 1994, implementing European Union Directive No. 91/674 (Third Insurance Directive) of December 19, 1991, (collectively, the "New Regulation"); Décret No. 95-153 of February 7, 1995 and its related Arrêté of April 19, 1995, modifying certain claims reserves calculations, and French Banking Regulation Rule 91-02. In certain material respects French GAAP differs from generally accepted accounting principles in the United States ("U.S. GAAP"). A description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of AXA's consolidated net income and shareholders' equity to U.S. GAAP and condensed consolidated statements of income and balance sheets for each of the three years ended December 31, 2000 and at December 31, 2000 and 1999 are included in notes 26 and 27.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses for the accounting period. Changes in such estimates and assumptions may affect the amounts reported and disclosed in future periods.

FOREIGN EXCHANGE TRANSLATION

The consolidated financial statements in prior periods were prepared in French francs. Amounts reported in Euros for the year ended December 31, 1999 were derived from the financial information prepared in French francs. Amounts presented for the year ended December 31, 1998 were prepared and reported in French francs. These amounts have been converted to Euro using the FF/Euro conversion rate of FF 6.55957 = €1.00 established on January 1, 1999 (the legal conversion rate). An alternative approach would have been to translate the financial statements of each respective country directly into Euro using the exchange rate applicable for that particular currency; however, such approach may have altered reported trends. AXA's amounts reported in Euro for the year ended December 31, 1998 may not be comparable to Euro amounts reported by other companies, both French and non-French.

For the year ended December 31, 2000 and as at December 31, 2000,

– assets and liabilities of subsidiaries denominated in foreign currencies, being the functional currency of the local subsidiary, were translated into Euro at exchange rates prevailing at the year-end.
– revenues and expenses transacted in foreign currencies have been translated into Euro using the average exchange rate for the accounting period.

2 - Significant Accounting Policies

ACCOUNTING AND DISCLOSURE CHANGES

CHANGES IN ACCOUNTING METHODOLOGIES UNDER FRENCH GAAP

There were no changes in accounting methodologies or new accounting principles adopted in 2000 or 1999, which would effect the comparability between the years ended December 31, 2000, 1999, 1998 and at December 31, 2000 and 1999.

CHANGES IN PRESENTATION

The principal changes in presentation for the year ended December 31, 2000 include the following and, unless otherwise stated below, the prior year financial information has been restated accordingly for comparative purposes:

– In order to improve profitability measurements of the operating units, general expenses that were allocated previously to intermediate holding companies were reallocated to the relevant operating subsidiaries.
– In order to better reflect actual business volume, income related to the sale of investment products by insurance companies, in particular income earned by AXA Client Solutions (United States), has been recorded as revenues. This income was previously deducted from general expenses. The impact on year 2000 revenues was an increase of €436 million, compared with an increase of €170 million for 1999. The impact on 1998 revenues was not material.
– In 2000, acquisition costs that relate to unearned premiums in respect of the property and casualty business were included under the balance sheet caption "Other assets". They were previously under the Balance Sheet caption "Deferred acquisition costs".

BASIS OF CONSOLIDATION

AXA's principles of consolidation are generally as follows:

– Companies in which AXA exercises controlling influence are fully consolidated. Controlling influence is generally presumed when AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage greater than AXA.

– Companies in which AXA directly or indirectly holds at least 20% of the voting rights and for which AXA and other shareholders have agreed to exercise joint controlling influence are proportionately consolidated.

– Companies in which AXA exercises significant long-term influence are accounted for by the equity method. Significant influence is presumed when AXA directly or indirectly holds at least 20% of the voting rights or when significant influence is exercised through an agreement with other shareholders.

Mutual funds and investment and real estate management companies (owned by the life insurance companies) are not consolidated. Investments in shares of such companies are accounted for using the cost method.

Subsidiaries and equity interests are not consolidated if:

– from the date of acquisition, the corresponding subsidiary or equity securities are held for sale,

– the subsidiary does not have a material impact on the Company's consolidated financial condition, or

– the information required to prepare the consolidated financial statements cannot be readily obtained, either for reasons of cost, timeliness or materiality.

Assets of consolidated companies linked with separate account (unit linked) contracts are included in the calculation of the Company's controlling interest but excluded from the calculation of the percentage of ownership interest.

In preparing the consolidated financial statements, the effect of transactions among consolidated companies is generally eliminated. In accordance with French insurance regulations, realized gains or losses on sales of assets, other than shares of subsidiaries, from or to a consolidated insurance company, are not eliminated if the assets were supporting or are intended to support insurance reserves.

Intercompany gains or losses realized on the sale of a subsidiary's shares are eliminated, except if they are included in the calculation of policyholder dividends.

The total or partial transfer of securities between two AXA consolidated subsidiaries (for which AXA has a level of interest less than 100% in either entity) will effect the value of that security as reported in AXA's consolidated financial statements, after the transfer. This difference does not impact operating results as it is reported as change within shareholders' equity (and presented separately in the Statement of Shareholders' Equity as "effect of restructurings").

CHANGES IN SCOPE OF CONSOLIDATION

PRINCIPAL CHANGES IN CONSOLIDATION IN 2000

The principal changes in scope of consolidation in 2000 are set out below.

United Kingdom. As a result of the buyout of minority interests in SLPH (subsequently renamed AXA UK Holdings) in July 2000, AXA's ownership interest increased from 56% to 100%. AXA's consolidated net income for the post six-month operating period in 2000 included 100 % of AXA UK Holdings and its subsidiaries.

United States

– In October 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S.-based asset management company, and, therefore, three months of net income were included in AXA's consolidated net income.

– In December 2000, AXA proceeded to buyout the minority interests in AXA Financial. The exchange offer was completed on December 29, 2000 and the subsequent merger between AXA Merger Corp[1] and AXA Financial occurred on January 2, 2001. As a result, AXA increased its ownership interest in AXA Financial from 60% to 100%. For purposes of these consolidated financial statements, the date of acquisition was December 31, 2000.

Japan. In March 2000, AXA acquired Nippon Dantai and integrated its existing Japanese life insurance operations (formerly AXA Life Japan) along with Nippon Dantai's operations into a new company called AXA Nichidan Life, and also created a new holding company, AXA Nichidan. AXA held a 96.4% ownership interest in AXA Nichidan at December 31, 2000. As a result of the acquisition, AXA's total assets increased by €38.3 billion and AXA's consolidated operating results in 2000 included six months of post-acquisition operating results for AXA Nichidan and its consolidated subsidiary (as these operations have a September 30th fiscal year end).

Spain. In December 2000, AXA acquired the 30% interest in AXA Aurora held by Banco Bilbao Vizcaya Argentaria ("BBVA"), and as a result, AXA increased its ownership interest in AXA Aurora to 100%.

Hong Kong. In November 1999, AXA Australia (a subsidiary of AXA Asia Pacific Holdings, in which AXA has a 51% ownership interest) acquired the 26% minority interest in AXA China Region. As a result, AXA's ownership interest in AXA China Region increased from 35% to 51%. The impact of this transaction was to reduce the net income attributed to minority interests and, therefore, increase AXA's consolidated net income for the post nine-month operating period in 2000 (as AXA China Region has a September 30th fiscal year end).

The principal divestiture in 2000 was DLJ, which was sold to Credit Suisse Group. As a result, only nine months of DLJ's operating results were included in AXA's consolidated statement of income.

PRINCIPAL CHANGES IN CONSOLIDATION IN 1999

The principal change in scope of consolidation in 1999 was the acquisition of Guardian Royal Exchange ("GRE"), which had insurance operations in the United Kingdom, Ireland, continental Europe and Asia.

BUSINESS COMBINATIONS:
PURCHASE ACCOUNTING AND GOODWILL

Business combinations generally are accounted for as purchases.

PURCHASE PRICE

The purchase price includes the direct costs and external fees related to the transaction and costs of settling/ exchanging outstanding employee share options of the target company (applicable to all acquisitions including acquisitions of minority interests). If the transaction is based in a foreign currency, the impact of the foreign currency is included in the purchase price at the date of the transaction or the initial date of the transaction (if it occurs over a period of time). The purchase price is determined at the date the transaction settles, or the close of the offer period if shares are exchanged.

---

(1) AXA Merger Corp. was a Delaware holding company created to facilitate the exchange offer and subsequent merger of AXA Financial, Inc. and was a wholly-owned subsidiary of AXA.

Certificates of guaranteed value ("Certificates") are not recorded as part of acquisition purchase price but are treated as off-balance sheet liabilities until the earlier of the maturity date or when cancelled. Cash payments at maturity if any, to the Certificate holders and any amounts paid to purchase and retire Certificates prior to their maturity will increase the existing goodwill asset, net of accumulated amortization as if such goodwill had been recorded at the date of acquisition. The accumulated amortization is recorded immediately as a charge against income.

VALUATION OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

For insurance company acquisitions after December 31, 1992, assets other than certain fixed maturities and non-insurance liabilities of the acquired company are generally recorded at their estimated fair value. Insurance liabilities are maintained at historical value if the basis for measuring such liabilities is consistent with French accounting principles. For property and casualty insurance operations acquired, fixed maturities are maintained at their carrying value. If information becomes available that necessitates an adjustment to purchased assets or liabilities such adjustment can be made until the end of the fiscal year that follows the year of the acquisition. If the related goodwill was initially charged directly to retained earnings and reserves, such purchase accounting adjustments will correspondingly increase or decrease retained earnings and reserves.

In respect of the acquisitions of minority interests, the portion of assets acquired and liabilities assumed are maintained at their carrying value at the date of acquisition and are not adjusted to reflect their estimated fair values.

VALUE OF PURCHASED LIFE INSURANCE BUSINESS IN-FORCE ("VBI")

In conjunction with purchase accounting relating to acquired life insurance operations, an identifiable intangible asset is recorded, in certain cases, for the present value of future profits of purchased life insurance business in-force. The VBI represents the value of estimated future profits from insurance contracts existing at the date of acquisition. The future profits are estimated using actuarial assumptions based on anticipated experience determined as of the purchase date and discounted. The VBI is amortized over the remaining lives of the underlying contracts in proportion to the earnings on the contracts, generally between 10 and 25 years. The VBI is subject to recoverability testing at the end of each accounting period, based on actual experience and expected trends with respect to the principal assumptions used to calculate the VBI.

GOODWILL

The difference between the purchase price and the net assets acquired represents goodwill. If goodwill is negative, that is the value of net assets acquired is greater than the purchase price, the estimated fair value determined for real estate is decreased to the extent necessary to eliminate such excess. Any excess remaining after full elimination of the adjustment is recorded as a negative goodwill liability. Negative goodwill is amortized over a period not to exceed five years.

Revisions can be made to goodwill up until the end of the fiscal year end following the year of the acquisition, if new information becomes available.

In accordance with Article D 248-3 Decree of February 17, 1986 and the recommendation of the COB, the French stock exchange authority, and Bulletin No. 210 in January 1988, when new shares are issued by the Company to partly finance an acquisition, a portion or all of the goodwill can be charged directly to retained earnings and reserves (in proportion to the value of shares issued to total purchase price). The value recorded in retained earnings and reserves will remain unchanged unless there is a dilution of ownership interest in the acquired company (see "Net Investment Results" below). Any remaining goodwill not charged directly to retained earnings and reserves will be recorded as a goodwill asset and will be amortized over a period not to exceed 30 years for insurance operations, 20 years for asset management operations and five years for brokerage operations. If the goodwill is less than €10 million (€1.5 million for brokerage operations), then the goodwill asset is fully amortized in the year of acquisition.

IMPAIRMENT

Goodwill and VBI will be evaluated based on circumstances and events that may arise and indicate the carrying value is no longer recoverable resulting in a change in estimated useful life or a writedown of the carrying amount. In the event that certain facts or circumstances arise (that is, "triggering events"), an evaluation will be performed to determine whether the carrying value of goodwill and VBI is supportable based on the future operating cash flows and profits (before amortization of goodwill and VBI). The operating cash flows used in this assessment are those of the entity acquired, if separately identifiable, or the business segment that acquired the entity, or at the level of AXA as a whole in the event that such an acquired company has activities that fall in more than one business segment of AXA.

VALUATION OF INVESTMENTS

Fixed maturity securities are stated at amortized cost, less valuation allowances. Purchase premium or discount is amortized over the life of the security. Generally, valuation allowances are recorded for declines in the value of a specific fixed maturity security that are deemed to be permanent. In the case of AXA's non-European subsidiaries, the amortized cost of fixed maturity securities is written down for impairments in value deemed to be other than temporary.

Equity securities are stated at cost. For a decline in the estimated fair value of a specific equity investment that is deemed to be other than temporary, AXA's European subsidiaries record a valuation allowance and AXA's non-European subsidiaries directly write down the equity investments. Investments in mutual funds are included in equity securities.

Policy loans are stated at outstanding principal balances.

Mortgage loans on real estate are stated based on the outstanding principal balances, net of unamortized discounts and valuation allowances. Impairment measurement is based on the present value of expected future cash flows, discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost, less valuation allowances. Real estate acquired in satisfaction of debt is valued at estimated fair value at the date of foreclosure. For AXA's European subsidiaries, valuation allowances on all classifications of real estate are recorded for a decline in the value of a property that is deemed to be other than temporary. In determining whether or not a decline in the estimated fair value is other than temporary, AXA considers the length of time and extent to which the estimated fair value has declined, the market conditions, and the ability of AXA to retain the asset for a period sufficient to recover any such decline. For AXA's non-European subsidiaries, valuation allowances are recorded only for real estate held for sale and are computed using the lower of estimated fair value (net of selling costs) or depreciated cost. AXA considers current fair value to be equal to the anticipated sales price for those cases where a sale is in negotiation.

Trading account securities are stated at estimated fair value based principally on quoted market prices or on quoted market prices of comparable securities. Unrealized investment gains and losses are included in net investment results.

Assets allocated to UK with-profit contracts, for which the policyholder participates in the investment return under the contract terms (refer to "Liabilities for insurance benefits and claims"), are reported at estimated fair value, with the change in estimated fair value of such assets recorded in income leading to an adjustment to the related insurance reserves.

Separate account assets relate to certain life insurance contracts which, when issued, are linked with specific pools of assets (France: assurance à capital variable ("ACAV") and assurance à capital variable immobilier ("ACAVI"), U.S.: Separate Accounts and UK and Australia: unit linked funds). The policyholder bears the investment risks and receives the rewards of the associated assets. The assets supporting these contracts are generally segregated and not subject to claims of creditors which may arise out of the companies' other businesses.   The assets are reported at estimated fair value with the change in estimated fair value of such assets included as an adjustment to the related insurance reserves.

Securities sold under agreements to repurchase and securities purchased under agreements to resale are treated as financing arrangements and carried at the contract amounts that reflect the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. Interest is accrued on such contract amounts and is included in broker-dealer-related receivables or payables in the consolidated balance sheets. Repurchase and resale agreements with the same counterparty and same maturity date are presented net in the consolidated financial statements.

DETERMINING FAIR VALUE OF INVESTMENTS

The basis for determining the fair value of investments is as follows: (i) listed equity and fixed maturity securities are based on the quoted market price at date of valuation, (ii) the fair value of real estate held for investment purposes is determined by qualified appraisers and are reviewed with reference to current market conditions, and (iii) the fair value of loans is based on estimated future cash flows utilizing interest rates that reflect current market conditions, and non-performing loans are valued based on the lower of the guaranteed value or future cash flows.

The method of determining fair value may not correspond to the actual price realized when the investment is sold either in a block (with other similar investments rather than individually) or due to the actual tax impact on the realization of unrealized gains and losses when the investment is sold.

The difference between the carrying amount (original cost or amortized cost) and the fair value represents unrealized gains and losses will be reflected in AXA's operating results after taking account of tax, attribution to participating policyholder contracts (as an adjustment to insurance reserves) and allocation to minority interests.

DEFERRED ACQUISITION COSTS ("DAC") IN RESPECT OF LIFE INSURANCE OPERATIONS

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business are specifically identified and deferred by establishing an asset that is amortized in subsequent years. The acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. For traditional life and annuity policies with life contingencies (except for certain participating policies), deferred acquisition costs are amortized in proportion to anticipated premiums. For universal life and investment-type contracts, and certain participating policies, deferred acquisition costs are amortized over the expected average life of the contracts based on estimated gross profits emerging from the contracts over the term of the contract. Estimates of gross profits are reviewed at the end of each accounting period and the cumulative effect of any changes in estimated gross profits impacting the amortization of deferred acquisition costs is recognized immediately in income.

Front-end fees charged to policyholders (for future services that are not fully earned in the period assessed) are reported as a reduction of deferred acquisition costs. These unearned revenues are recognized in net income over the periods benefited using the same assumptions and methods as are used for amortizing deferred acquisition costs.

OTHER ASSETS

Real estate (property) owned and occupied by AXA is included under the balance sheet caption "Other assets" and depreciated on a straight-line basis over the estimated useful life of the buildings, ranging from 20 to 50 years.

Other equipment, computer hardware and software is amortized on a straight-line basis over the estimated useful life of such assets (in general not to exceed five years).

Amounts receivable from reinsurers are estimated in a manner consistent with the insurance benefits / claim reserves associated with the reinsured business. These receivables are evaluated and monitored for recoverability to minimize exposure to significant losses from reinsurer insolvencies. The reinsurers' share in insurance reserves is presented in the balance sheet net of insurance reserves, and not as a separately reported receivable.

LIABILITY FOR INSURANCE BENEFITS AND CLAIMS

INSURANCE RESERVES (LIFE INSURANCE)

For **traditional life insurance contracts** (that is, those with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory and accounting rules on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses. In general, for AXA's European subsidiaries, except the UK and the Netherlands, the actuarial assumption for mortality is specified by legislation, the assumption for interest is the rate guaranteed in the contract, and contracts are assumed to remain in force until their contractual maturity date or the death of the insured. For the UK, the Netherlands, and the companies outside of the European Union, the reserves are based on a best estimate that takes account of estimated terminations/surrenders. If the contract provides for a minimum interest rate guarantee and the investment results are insufficient to meet that guarantee, an additional provision will be established for that shortfall.

The liability for **universal life** and **investment-type contracts** represents an accumulation of gross premium payments plus credited interest less expenses and mortality charges and withdrawals.

Separate account (unit linked) contracts are linked to a specific pool of investment funds / assets and are written by AXA's life insurance companies. The insured bears the investment risks and rewards. For these contracts the liability represents the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

AXA also writes **participating life insurance contracts** whereby the policyholder has the right to participate / share in the investment returns / profits earned by the insurance company. Participation rights of participating contracts issued by AXA vary by contract and by the country in which the contract is issued. Liabilities are established for participation rights whether or not such amounts have been credited to the policyholders.

***UK with-profit contracts** are participating life insurance contracts that provide for the sharing of investment performance and other company experience with policyholders. Benefit amounts paid for UK with-profit contracts reflect, in part, the estimated fair value of assets allocated to the contracts. Accordingly, the liability for these contracts (including terminal bonuses) fluctuates with the estimated fair value of assets, as well as management's assessment of the future level of benefits to be paid. Terminal bonuses are the principal way UK with-profit contracts fulfil the objective of providing for the policyholders' reasonable expectations.*

The balance sheet in a UK insurance company will include not only the policyholder insurance benefits but also the "Fund for Future Appropriations" ("FFA"). The FFA represents the excess of assets over liabilities in the long term business fund, and in general is used to fund the future terminal bonuses to be attributed to participating policyholders in accordance with the terms of the insurance contract. In the consolidated financial statements, the portion of the FFA attributable to future terminal bonuses is included in the balance sheet caption "UK with-profit contracts" with the remaining portion included in retained earnings and reserves.

INSURANCE CLAIMS AND CLAIMS EXPENSES

A liability for insurance claims and claims expenses is recorded for (i) claims incurred and reported in the accounting period and (ii) claims incurred but not reported ("IBNR") in the accounting period. The liability will also include associated claims handling expenses.

The liability for insurance claims and claims expenses is based upon estimates of the expected losses and unexpired risks for all lines of business and takes into consideration management's judgement on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims. Estimates of expected losses are developed using historical claims experience, actual against estimated claims experience, other known trends and development and local regulatory requirements. The liability is undiscounted except for disability annuities for which the payments are fixed and determinable.

Claims reserves also include:

- ***Unexpired risk provision.** A reserve for unexpired risks is established (in addition to the unearned premium reserve) for contracts for which the premiums are expected to be insufficient to cover future claims and claims expenses. Such liability is recorded net of acquisition costs as part of the claims and claims expenses liability.*
- ***Catastrophe Equalization Reserves.** As permitted by regulation in certain of the countries, in which AXA operates, AXA establishes "catastrophe equalization reserves". Catastrophe equalization reserves are established by line of business in accordance with the local regulation and defer a portion of income to future periods to be earned when future catastrophic losses, such as nuclear incidents, storms, floods and pollution liability occur. Subject to regulatory limitations, management determines amounts added to or subtracted from the catastrophe equalization reserves.*

UNEARNED PREMIUM RESERVE

An unearned premium reserve is established and represents the portion of gross premium written which has not yet been earned. The unearned premium reserve generally is calculated by pro rata methods, based on the proportion of insurance still in force at year-end.

DERIVATIVE INSTRUMENTS

Derivative instruments designated to hedge a specific asset, liability or net investment and deemed effective in offsetting the hedged item's changes in estimated fair value or cash flows are recorded using the accrual

method. Under such method, gains and losses associated with the derivative instruments, in respect of effective hedges, are deferred and recognized in the net investment results generally over the life of the hedged asset or liability with amounts recorded in the category corresponding to the hedged item.

Realized and unrealized gains and losses on derivative instruments that are hedging the foreign currency risk of net investments in certain foreign subsidiaries are recorded in shareholders' equity, along with the related foreign currency translation adjustments.

Derivative instruments that are not effective or not designated as a hedge are generally presented under the balance sheet caption "Broker-dealer related receivables" or "Broker-dealer related payables". These derivative instruments are stated at estimated fair value with the changes in fair value recorded in the net investment results.

The estimated fair value of derivative instruments is determined based on quoted market prices, dealer quotes, pricing models or other methods determined by management, based on amounts estimated to be realized on settlement, assuming current market conditions and an orderly and reasonable disposition. Fair value of option contracts includes unamortized premiums, which are deferred and amortized over the life of the option contracts on a straight-line basis or are recognized through the change in the fair value of the option in the net investment results.

INCOME TAXES

AXA's French insurance subsidiaries, AXA Financial and, where permitted, other subsidiaries each file individually consolidated income tax returns; other companies file separate income tax returns. Current income tax expense (benefit) is recorded in earnings based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recorded based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities and for net operating loss carryforwards, if any, using enacted income tax rates and laws expected to be applicable when such differences reverse. Valuation allowances are recorded for deferred tax assets that are not expected to be realized.

REVENUE RECOGNITION

Gross premiums from all types of life insurance are generally recognized as revenue when due. The revenues also include the premiums received on separate account contracts and contracts with insignificant mortality or morbidity risk, which are accounted for as deposits under U.S. GAAP, whereby only policy charges related to acquisition, administration, investment management and mortality charges are included as revenue. The life insurance operations revenues also include revenues from other business activities, in particular, commissions earned on the sale or distribution of investment products.

Property and casualty insurance and reinsurance gross premiums, including estimates of premiums written but not reported, are generally recognized as revenue over the terms of the related contracts.

The change in the unearned premium reserve in the period is included in gross premiums and, therefore, total revenues in the period.

Asset management and other financial services revenues mainly include commissions and other related fees earned for services rendered.

NET INVESTMENT RESULTS

Net investment results include investment income, realized investment gains and losses, net of investment expenses (including interest expense except in respect of other financial services operations, which are recorded in bank operating expenses) and valuation allowances. Realized investment gains and losses are determined principally on a specific identification basis.

Net investment results exclude the net investment income and realized and unrealized gains and losses on separate account (unit linked) assets that are reflected as a change in the separate account (unit linked) liabilities.

For insurance operations, depreciation expense on real estate is recorded as a reduction of related investment income. For financial services operations, depreciation expense on real estate is recorded in administrative expenses.

From time to time subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA's ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment results.

Intercompany transactions, that are eliminated on consolidation, are reallocated in the segment presentation of the net investment results. The intercompany transactions relate primarily to internal reinsurance and to intercompany loans and commissions paid and received for asset management.

OTHER

Restructuring Costs. Pursuant to a defined plan, provisions for restructuring operations related to an acquired company are established for costs such as severance payments and other staff reduction expenses, costs associated with closing office sites and other associated exit activity. Such provision is included in the opening balance sheet of the acquired company with no impact on post-acquisition operating results of the acquirer. Restructuring provisions not associated with acquisitions but rather related to changes in existing operations, termination of employees and exiting operational activities will be established and recorded as a charge against income in the year that the defined plan is approved by appropriate levels of management.

Pensions and other post-retirement benefits. AXA administers pension plans and provides other post-retirement related benefits to its employees worldwide. The pension cost is charged against income. The pension cost and the related provision is based on the advice of qualified actuaries and calculated using actuarial valuation methods, which give a substantially even charge over the expected service lives of employees on a going concern basis. The pension cost for AXA (the Company) and its subsidiaries is recorded under the balance sheet caption "Other liabilities" (for pension plans not administered within AXA) or "Future policy benefits" (for pension plans administered by insurance companies within AXA).

Treasury Shares. The investment holding of a parent company's shares by AXA (the Company) or its subsidiaries ("treasury shares") is accounted for as an investment in equity securities if the treasury shares are considered held for sale. The carrying amount represents the original cost of these shares. However, if the treasury shares are not considered held for sale, they are accounted for as a reduction of shareholders' equity.

Accounting for stock-based compensation. In general, AXA uses the intrinsic value-based method of accounting for compensatory share option incentive plans offered by its subsidiaries. Under such method, stock-based compensation expense is recorded only if the current market price of the underlying ordinary shares exceeds the exercise price of the options on the date both the number of options and exercise price are known. The stock-based compensation expense is recognized over the employees' service period that is generally considered to be the vesting period of the options. No compensation expense is recorded in respect of share options granted or employee share purchase plans offered by AXA (the Company).

Where an employee may receive cash in lieu of ordinary shares, compensation expense is recorded over the vesting period based on the excess of market value of the underlying ordinary shares over the exercise price of the options. This charge is recorded as a provision that is adjusted as estimates are revised each accounting period, taking into consideration market value changes in the underlying ordinary shares.

In respect of acquisitions of minority interests, the cost of settling or exchanging outstanding employee share operations of the target company is included in the acquisition purchase price.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED UNDER FRENCH GAAP

Regulation No. 2000-05 of the Comité de la Réglementation Comptable, which became effective as of January 1, 2001, sets forth a new basis for preparing consolidated financial statements in France for insurance companies. Most of the accounting policies set forth in this new statement are already in effect at AXA and, therefore, the adoption will result only in the following changes:

– **Newly consolidated entities and acquisitions of additional equity investments in consolidated subsidiaries:** In general, for acquisitions completed after January 1, 2001, it will no longer be possible to charge goodwill to shareholders' equity in an amount equal to the portion of the acquisition financed through the issuance of new shares.

– **Intercompany transactions:** As of January 1, 2001, capital gains and losses on intercompany transactions involving assets other than consolidated equity securities are eliminated in consolidation (with the exception of other than temporary capital losses), including cases where the buyer or seller is an insurance or reinsurance company. Tax expense recorded by the seller in such transactions is eliminated, and the income statement impact of any interest credited to policyholders is offset by a debit entry in an adjustment account, to be amortized over the average remaining lives of the portfolio's underlying contracts (net of lapses).

– **Amortization of the value of purchased life insurance business in-force and deferred acquisition costs:** Regardless of the type of contract, writedowns recorded after January 1, 2001 are calculated based on gross profits emerging from the contracts over the term of the contracts. This method, which is already applied to investment-related savings contracts, will be extended to traditional life insurance contracts.

– **Invested assets:** Invested assets will be recorded at historical cost (historical amortized cost for fixed maturities), including the trading account securities of non-European insurance companies, except in cases where the unrealized investment gains or losses are included in the valuation of policyholder insurance benefits. The rules for establishing writedowns for impairments in value that apply to AXA's European subsidiaries will be extended to its non-European subsidiaries.

- **Corporate income tax:** The elimination in consolidation of the "capitalization reserve" (specific to French life insurance companies) will not give rise to the recording of a deferred tax asset and deferred interest credited to policyholders, except in cases where securities (eligible to the capitalization reserve) are likely to generate a realized loss upon sale.
- **Insurance reserves:** Additional provisions relating to changes in mortality tables that may be amortized over time in statutory financial statements, can not be amortized over time in the consolidated financial statements but must be immediately and fully recognized.
- **Equalization reserves:** Equalization reserves that were not established to cover catastrophic risks will be eliminated in future periods.
- **Unexpired risk provision:** Interest income generated by unearned premiums will be deducted from the amount of the reserve to be established.

Unless otherwise indicated, these new policies will be applied retroactively. The effects of retroactively applying the change in methodologies, net of taxes and deferred policy participation, will be recorded in shareholders' equity at January 1, 2001.

Had these new policies been applied as of January 1, 2000, the impact on AXA's consolidated net income for the year ended December 31, 2000 would not have been material (based on criteria established by the COB). As a result, AXA will not be required to restate the prior years to be presented in the consolidated financial statements for the year ended December 31, 2001. The new accounting policies will lead to relatively few changes in the presentation and disclosures provided in the notes to the consolidated financial statements.

In addition, effective from January 1, 2002, the French accounting regulations relating to provisions for restructuring and other related costs will become more restrictive. The impact of this future change is not expected to be material.

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3 - Investments

FIXED MATURITIES AND EQUITY SECURITIES

Information regarding equity and fixed maturity securities held in the general account, that is, excluding separate account (unit linked) assets, trading account securities, and assets supporting the UK with-profit contracts at December 31, 2000 and 1999 is presented below.

| (in euro millions) | At December 31, 2000 | | | | |
	Amortized or Carrying Value	Historical Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (a) (b)
Fixed Maturities:					
French government	27,803	27,803	1,867	153	29,517
Foreign governments	44,698	44,644	1,316	295	45,720
Local governments	1,660	1,660	84	13	1,731
Government controlled corporations	9,971	9,971	389	140	10,221
Private corporations	49,803	49,671	1,196	675	50,325
Mortgage-backed securities	2,755	2,755	38	12	2,781
Other	2,215	2,338	104	52	2,265
Assets allocated to UK with-profit contracts	(3,529)	(3,313)	–	–	(3,529)
Total Fixed Maturities	**135,375**	**135,528**	**4,994**	**1,340**	**139,031**
Equity Securities and Mutual Funds					
Equity securities	40,506	33,859	4,721	812	44,415
Mutual funds	23,681	23,681	3,860	145	27,395
Assets allocated to UK with-profit contracts	(19,052)	(12,048)	–	–	(19,052)
Total Equity Securities and Mutual Funds	**45,135**	**45,492**	**8,581**	**957**	**52,758**
Other unconsolidated affiliates	4,853				
TOTAL EQUITY INVESTMENTS	**49,987**				

(a) At December 31, 2000, unlisted fixed maturity and equity investments totaled €36,597 million and had an estimated fair value of €38,081 million (1999: totaled €24,453 million with an estimated fair value of €27,001 million).

(b) Basis for determining the estimated fair value is described in note 4.

(in euro millions)	At December 31, 1999				
	Amortized or Carrying Value	Historical Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (a) (b)
Fixed Maturities:					
French government	30,224	30,224	1,352	289	31,288
Foreign governments	38,641	38,453	1,172	412	39,400
Local governments	1,438	1,438	25	46	1,417
Government controlled corporations	10,296	10,296	291	162	10,425
Private corporations	43,099	42,917	827	1,296	42,630
Mortgage-backed securities	2,990	2,990	20	94	2,915
Other	2,008	2,183	42	72	1,976
Assets allocated to UK with-profit contracts	(3,558)	(3,135)	–	–	(3,558)
Total Fixed Maturities	**125,135**	**125,366**	**3,729**	**2,372**	**126,493**
Equity Securities and Mutual Funds					
Equity securities	35,638	26,284	5,425	151	40,912
Mutual funds	20,008	19,974	4,861	87	24,781
Assets allocated to UK with-profit contracts	(19,539)	(9,631)	–	–	(19,539)
Total Equity Securities and Mutual Funds	**36,106**	**36,627**	**10,286**	**239**	**46,154**
Other unconsolidated affiliates	4,673				
TOTAL EQUITY INVESTMENTS	**40,779**				

(a) At December 31, 2000, unlisted fixed maturity and equity investments totaled €36,597 million and had an estimated fair value of €38,081 million (1999: totaled €24,453 million with an estimated fair value of €27,001 million).
(b) Basis for determining the estimated fair value is described in note 4.

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INSURANCE-RELATED ASSETS (EXCLUDING SEPARATE ACCOUNT ASSETS)

Based on AXA's principal operations in France, the United States, the United Kingdom, Japan, Australia/ New Zealand, Germany and Belgium, which accounted for 90% of total fixed maturity investments and 96% of total equity investments at December 31, 2000;

- the insurance-related invested assets backing the insurance liabilities were predominantly holdings in domestic investments (or in the local currency of the liabilities);
- breakdown by industry sector : 40% in government institutions, 20% in financial services, 30% in non-financial services such as manufacturing and pharmaceuticals and 10% in mutual funds; and
- there was no fixed maturity and / or equity investment in any one issuer, including an issuer's affiliates, that were in aggregate 10% or more of total shareholders' equity, or €2,432 million.

The difference between estimated fair value and carrying value of investments constitutes unrealized gains or losses. Upon disposal of the investment, the realization of these unrealized gains and losses (after tax, attribution to participating policyholders (as an increase in insurance benefits) and allocation to minority interests) is recorded in AXA's net investment results.

The contractual maturity of fixed maturities is shown below:

(in euro millions)	At December 31, 2000 Amortized Cost	Estimated Fair Value
Due in one year or less	6,893	6,788
Due after one year through five years	36,377	37,890
Due after five years through ten years	47,952	48,970
Due after ten years	44,314	45,779
Mortgage-backed securities	2,955	2,781
Other	350	352
Assets allocated to UK with-profit contracts	(3,313)	(3,529)
TOTAL	**135,528**	**139,031**

Fixed maturities not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2000, approximately 33% of fixed maturities were due from French borrowers, 17% from US borrowers, 11% from Belgium borrowers and 11% from UK borrowers, with no other country representing more than 10% of the borrowings.

TREASURY SHARES

The investment holding of the Company's shares by the Company or its subsidiaries ("treasury shares") is accounted for as an investment in equity securities if the treasury shares are considered held for sale. At December 31, 2000 and 1999, treasury shares held for sale totaled 4.8 million and 3.7 million, respectively. The carrying value of such shares was €385 million and €265 million, respectively, and the market value was €740 million and €511 million, respectively. In 2000, AXA sold 1.1 million of its shares held in treasury to third parties and recorded a realized gain of €60 million, net group share (1999: nil and 1998: €161 million).

INVESTMENT VALUATION ALLOWANCE

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, and changes thereto are shown below (amounts included in other changes relate principally to changes in the scope of consolidation and the impact of changes in foreign currency exchange rates on opening balances):

(in euro millions)	Balance at January 1, 2000	Additions	Deductions	Other Changes	Balance at December 31, 2000
Fixed maturities	230	54	(37)	(94)	153
Mortgage loans	424	69	(125)	65	433
Real estate	306	169	(387)	35	123
Equity investments	596	645	(206)	(525)	510
TOTAL	**1,555**	**937**	**(755)**	**(519)**	**1,218**
Other assets	1,119	171	–	(230)	1,060
TOTAL	**2,674**	**1,108**	**(755)**	**(749)**	**2,279**

(in euro millions)	Balance at January 1, 1999	Additions	Deductions	Other Changes	Balance at December 31, 1999
Fixed maturities	70	22	(22)	159	230
Mortgage loans	901	69	(103)	(444)	424
Real estate	483	210	(203)	(184)	306
Equity investments	568	273	(167)	(77)	596
TOTAL	**2,022**	**574**	**(495)**	**(546)**	**1,555**
Other assets	1,127	224	-	(232)	1,119
TOTAL	**3,149**	**798**	**(495)**	**(778)**	**2,674**

(a) In 1999, there was a reclassification of assets from invested assets to other assets of €953 million and a corresponding reclassification of the related provision for valuation allowances of €451 million.

(in euro millions)	Balance at January 1, 1998	Additions	Deductions	Other Changes	Balance at December 31, 1998
Fixed maturities	8	79	(32)	15	70
Mortgage loans	208	79	(275)	889	901
Real estate	700	280	(354)	(143)	483
Equity investments	200	135	(145)	378	568
TOTAL	**1,116**	**573**	**(806)**	**1,139**	**2,022**
Other assets	1,302	6	(11)	(170)	1,127
TOTAL	**2,418**	**579**	**(817)**	**969**	**3,149**

The provisions for valuation allowances relating to financial services operations were included in bank operating expenses. The related provision increased by €3 million in 2000, €4 million in 1999 and decreased by €154 million in 1998.

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Companies that were accounted for by using the equity method are presented in note 24 to the consolidated financial statements, along with AXA's ownership interest percentage. An analysis of carrying value and contribution to net income of equity method investments is shown below:

(in euro millions)	Carrying Value at January 1, 2000	Additions	Disposals	Other Changes	Carrying Value at December 31, 2000	Contribution to Net Income
AXA Colonia affiliates:						
– General Ré-CKAG	654	–	–	–	654	–
National Mutual Life affiliates:						
– AXA Australia Home Loans Trust	74	–	–	1	74	–
– AXA Australia Diversified Property Trust	90	–	–	(2)	89	5
– Ticor	51	–	–	12	63	5
– Members Equity Pty Ltd	–	7	–	–	7	5
– Other affiliates	241	–	–	(19)	222	10
Banque Worms	113	–	–	(59)	54	(59)
PPP Columbia (subsidiary of PPP Group)	116	–	(116)	–	–	–
Other affiliates under euro 30 million each	68	19	(32)	(1)	55	11
TOTAL	**1,408**	**26**	**(148)**	**(68)**	**1,217**	**(23)**

(in euro millions)	Carrying Value at January 1, 1999	Additions	Disposals	Other Changes	Carrying Value at December 31, 1999	Contribution to Net Income
AXA Colonia affiliates:						
– General Ré-CKAG	654	–	–	–	654	–
– Colonia Baltica	34	–	(34)	–	–	–
National Mutual Life affiliates:						
– National Commercial Union	54	–	(54)	–	–	–
– AXA Australia Home Loans Trust	61	–	–	13	74	8
– AXA Australia Diversified Property Trust	73	–	–	18	90	1
– Ticor	41	–	–	10	51	–
– Other affiliates	216	–	(26)	51	241	12
Banque Worms	–	113	–	–	113	(45)
PPP Columbia (subsidiary of PPP Group)	–	116	–	–	116	4
Other affiliates under euro 30 million each	61	–	–	7	68	10
TOTAL	**1,193**	**229**	**(114)**	**99**	**1,408**	**(11)**

For the years ended December 31, 2000, 1999 and 1998, AXA received cash dividends from companies accounted for by the equity method of €4 million, €49 million (€40 million from National Commercial Union which was sold in 2000) and €20 million, respectively.

INVESTMENTS IN OTHER AFFILIATES

The following table sets forth an analysis of entities accounted for using the cost method at December 31, 2000:

(in euro millions)	Carrying Value	Shareholders' Equity	Last Fiscal year net income Amount	Year	Fiscal year end	Percent ownership
Listed companies :						
Banco Bilbao Vizcaya Argentaria	130	18,726	2,232	2000	Dec 31, 2000	1.27%
BNP - Paribas	2,063	17,489	4,124	2000	Dec 31, 2000	7.47%
Lor Patrimoine	53	53	–	2000	Dec 31, 2000	100.00%
Banque Crédit Marocain	105	380	72	1999	Dec 31, 1999	10.27%
Swiss Re	206	9,941	1,794	1999	Dec 31, 1999	1.80%
Crédit Lyonnais	482	7,791	701	2000	Dec 31, 2000	5.00%
Schneider	168	3,986	625	2000	Dec 31, 2000	5.31%
Unlisted companies :						
Millenium Entertainment Partners	39	281	5	2000	Dec 31, 2000	13.36%
SCI Pichon Longueville	66	25	–	2000	Dec 31, 2000	100.00%
Sub-total	**3,312**					
Investment holdings under euro 50 million each	1,541					
TOTAL	**4,853**					

4 - Disclosures About Fair Value of Financial Instruments

The approximate fair value of financial instruments that are subject to fair value disclosure requirements, is based on quoted market prices, if available, estimated discounted cash flow, or quoted market prices of comparable instruments. The fair value information for AXA's significant derivative activity is included in note 17. Estimates of fair value do not reflect any premium or discount that could result from offering for sale at one time AXA's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the disclosed fair value estimates cannot necessarily be realized in immediate settlement of the instruments and, therefore, do not necessarily represent values for which these instruments could have been sold at the date of the consolidated balance sheet.

For publicly traded **fixed maturities and equity investments,** estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, AXA has generally estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption such securities will be held to maturity. Fair value for equity investments which do not have a readily ascertainable market value has been estimated by AXA generally based on financial and other information, including reference to quoted prices for similar securities.

Fair values of **mortgage, policy and other loans** are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of mortgage loans on real estate in the process of foreclosure and non-performing mortgages and other loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash flows.

Real estate assets are subject to periodic valuations conducted by qualified external appraisers based on local legal requirements. Such expert valuations are based on a number of techniques including comparative studies and capitalization of income.

The estimated fair value of **insurance investment contracts** having contract values determined by the value of underlying assets is measured at the estimated fair value of such assets. The estimated fair value of other insurance investment contracts is determined by discounting estimated contractual cash flows at current market interest rates.

In respect of **short-term and long-term debt,** (i) the carrying amount of short-term borrowings approximates its fair value, and (ii) the fair value of long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates reflecting the credit worthiness of the Company or subsidiary issuing the debt. The estimated fair values of **financial instruments** for which carrying value differs from estimated fair value are as follows:

| | At December 31, | | | |
| | 2000 | | 1999 | |
(in euro millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial Assets:				
Fixed maturities	135,375	139,039	125,135	126,493
Equity investments	49,987	59,578	40,779	52,596
Mortgage policy and other loans	32,472	32,558	23,921	24,180
Financial Liabilities:				
Insurance investment contracts	249,499	252,689	210,307	211,761
Short-term and long-term debt	13,646	13,680	17,103	17,037
Mezzanine Capital	8,453	8,920	5,306	5,346

5 - *Deferred Acquisition Costs*

Deferred acquisition costs related to property and casualty insurance and reinsurance amounted to €1,205 million, €1,003 million and €720 million at December 31, 2000, 1999 and 1998, respectively. In 2000, acquisition costs that relate to unearned premiums were included under the balance sheet caption "Other assets". They were previously under the balance sheet caption "Deferred acquisition costs".

Deferred acquisition costs, net of unearned revenue reserves, relating to the life insurance operations and the changes in the period indicated are set out below.

(in euro millions)	Years ended December 31,		
	2000	1999	1998
Deferred acquisition costs	8,078	6,111	5,399
Unearned revenue reserve	(1,299)	(915)	(667)
Balance beginning of year	**6,779**	**5,197**	**4,732**
Costs capitalized	1,995	1,894	1,616
Interest accrued	567	306	260
Amortization expense	(1,249)	(1,089)	(845)
Net change in unearned revenue reserve	(196)	(284)	(299)
Other (a)	258	754	(268)
BALANCE END OF YEAR	**8,154**	**6,779**	**5,197**
Comprised of :			
Deferred acquisition cost	9,676	8,078	6,111
Unearned revenue reserve	(1,522)	(1,299)	(915)

(a) includes foreign exchange fluctuations.

6 - Business combinations

GOODWILL

An analysis of goodwill by principal acquisition is presented in the table below.

(in euro millions)	At Dec. 31, 1998 Carrying value	Year ended December 31, 1999				At Dec. 31, 1999 Carrying value	Year ended December 31, 2000				At Dec. 31, 2000 Carrying value	Years remaining
		Structural changes (a)	Currency changes	Amorti-zation	Other changes		Structural changes (a)	Currency changes	Amorti-zation	Other changes		
Acquired Companies:												
Anhyp	73	–	–	(3)	17	87	–	–	(3)	–	84	28
AXA Assurances IARD SA	95	–	–	(6)	–	89	–	–	(6)	–	83	15
AXA Belgium	40	–	–	(4)	–	36	–	–	(2)	–	34	17
AXA Colonia and Albingia (acquisition of minority interests)	39	158	–	(3)	–	195	29	–	(7)	–	217	29
AXA China Region (including acquisition of minority interest)	–	43	–	(4)	–	39	300	(10)	(15)	–	314	19
AXA Investment Managers (including AXA Rosenberg)	–	136	–	(14)	–	123	–	–	(14)	–	109	14
AXA Equity & Law	37	(8)	–	(2)	–	28	–	–	–	–	28	16
DLJ	88	2	13	(5)	–	99	–	8	(8)	(99)	–	24
DLJ (1998 issuance of ordinary shares)	56	–	–	(2)	–	54	–	4	–	(58)	–	29
Guardian Royal Exchange (without Albingia)	–	774	15	(472)	–	317	–	(1)	(13)	123	426	29
Guardian Royal Exchange (Albingia)	–	364	–	(8)	–	355	–	–	(12)	–	343	29
AXA Financial Inc. (stocks repurchase)	68	60	–	(4)	–	123	16	–	(7)	(60)	72	29
National Mutual (AXA Asia Pacific)	87	–	–	(5)	–	82	–	–	(5)	–	77	15
Royale Belge (acquisition of minority interests)	738	–	–	(22)	(78)	638	–	–	(22)	–	616	28
Shields	53	–	9	(2)	–	60	–	–	(2)	–	58	24
UAP	207	68	–	(14)	–	260	–	–	(10)	–	250	26
Alliance Capital	–	–	–	–	–	–	583	(11)	(15)	–	557	20
Sanford C. Bernstein	–	–	–	–	–	–	3,689	(71)	(52)	–	3,566	20
Nippon Dantai (AXA Nichidan)	–	–	–	–	–	–	1,856	152	(32)	–	1,976	30
SLPH (acquisition of minority interests)	–	–	–	–	–	–	1,971	–	(35)	–	1,936	30
AXA Financial Inc. (acquisition of minority interests)	–	–	–	–	–	–	4,782	–	–	–	4,782	20/30[b]
AXA Aurora (acquisition of minority interests)	–	–	–	–	–	–	104	–	–	–	104	30
Goodwill under euro 30 million each	201	27	7	(32)	–	203	130	–	(100)	–	233	–
TOTAL	**1,782**	**1,625**	**44**	**(602)**	**(61)**	**2,789**	**13,460**	**71**	**(360)**	**(94)**	**15,865**	

(a) *Structural changes include additional acquisitions and sales of acquired companies.*
(b) *The portion of goodwill attributed to the Asset Management Segment is to be amortized over 20 years.*

Principal acquisitions in 2000

The following acquisitions in 2000 were all accounted for under the purchase method of accounting.

AXA Financial – buyout of minority interests (40%)

In December 2000, AXA and AXA Merger Corp. (a special purpose wholly-owned subsidiary of AXA created specifically for purposes of effecting the transaction) completed their exchange offer for all of the outstanding shares of common stock of AXA Financial, other than the shares owned by AXA and its subsidiaries and the shares held in treasury by AXA Financial. Each share of AXA Financial validly tendered was exchanged for $35.75 in cash and 0.295 of an AXA American Depositary Share (ADS). As a result of the exchange offer, AXA and its subsidiaries, including AXA Merger Corp., increased their ownership interest from 60% to 92.4% of the issued and outstanding shares of AXA Financial common stock. In addition, pursuant to an Agreement of Plan of Merger dated October 17, 2000 among AXA, AXA Merger Corp. and AXA Financial, AXA had an obligation to acquire all of the remaining shares of AXA Financial common stock outstanding through the merger of AXA Merger Corp. with and into AXA Financial. The merger was completed on January 2, 2001 (see note 25 "Events Subsequent to December 31, 2000"). For the purposes of the consolidated financial statements, the date of acquisition was December 31, 2000.

In connection with the transaction, AXA issued 25.8 million of ordinary shares in the form of AXA ADSs, of which 20.9 million were issued by December 31, 2000 (€3.1 billion in increase in shareholders' equity at December 31, 2000 following the completion of the exchange offer, or a total increase of €3.9 billion after the completion of the merger in January 2001 as additional 4.9 million shares were issued on January 2, 2001).

The aggregate purchase consideration was $10,504 million (€11,213 million) and included the following items:

- €3,868 million, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share at December 22, 2000, being the closing date of the offer period, and
- €7,316 million in cash including €539 million relating to the cost of settling / exchanging outstanding employee share options of AXA Financial and €89 million of direct transaction costs.

Based on the carrying value of the portion of net assets acquired of €3,913 million, the excess purchase price was €7,301 million. The entire excess purchase price was attributed to goodwill and was recorded as set out below.

- €2,518 million of the excess purchase price was charged directly to retained earnings and reserves in proportion to the value of ordinary shares issued by AXA to total purchase price; and
- €4,782 million of the remaining excess purchase price was recorded as a goodwill asset, of which 80% was attributed to the life insurance operations (being amortized over 30 years) and 20% was attributed to the asset management operations (being amortized over 20 years).

The annual charge for goodwill amortization will be €175 million. Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €92 million would have been recorded against income in future periods.

As a result of the transaction, AXA's ownership interest in AXA Financial increased from 60% to 100% and, therefore, 100% of AXA Financial's post-acquisition operating results, along with goodwill amortization expense will be included in AXA's consolidated net income in 2001, as the date of acquisition was December 31, 2000.

Sanford C. Bernstein transaction

On October 2, 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S.-based asset management company, bringing the AXA group's total assets under management to more than €890 billion.

The purchase price was $3.5 billion (€4.0 billion) and consisted of cash in the amount of $1.5 billion and 40.8 million newly issued private units in Alliance Capital. A portion of the cash was funded by AXA Financial through a financing agreement whereby in June 2000 AXA Financial purchased 32.6 million units of limited partnership interest of Alliance Capital Management L.P. for an aggregate purchase price of $1.6 billion and, as a result, recorded goodwill of €0.5 billion.

The excess purchase price paid by Alliance Capital over the fair value of the net assets acquired in Sanford C. Bernstein, Inc. totaled $3.5 billion (or €4.0 billion).

Following AXA Financial's investment in Alliance Capital and the acquisition of Sanford C. Bernstein, Inc. by Alliance Capital, goodwill in the aggregate totaled $3.9 billion (approximately €4.3 billion) and is being amortized over 20 years, or €214 million per year before allocation to minority interests in Alliance Capital. Three months of post-acquisition operating results of Sanford C. Bernstein, Inc. were included in AXA's consolidated net income in 2000, including goodwill amortization expense of €23 million (group share).

As a result of Alliance Capital issuing private units to the former shareholders of Sanford C. Bernstein, Inc., AXA Financial's ownership interest in Alliance Capital decreased from 56.3% at January 1, 2000 to 52.8%. As a result, AXA Financial recorded a realized gain under French GAAP on the disposal of a portion of its ownership interest (see note 13 "Net Investment Results"), which was offset by a provision recorded for a similar amount. The provision was recorded as, in connection with this transaction, AXA Financial agreed to provide liquidity to the former shareholders of Sanford C. Bernstein after a two-year lockout period to allow the 40.8 million private units of limited partnership interest to be sold to AXA Financial over the subsequent eight years (generally not more than 20% of such units may be sold to AXA Financial in any one annual period).

Sun Life & Provincial Holdings (SLPH) – buyout of minority interests (44%)

In July 2000, AXA acquired the minority interests in SLPH. The date of acquisition was July 12, 2000 and at such time SLPH was delisted from the London Stock Exchange and, subsequently, renamed AXA UK Holdings.

The purchase price was £2.3 billion (approximately €3.7 billion) and was funded principally from the net cash proceeds obtained from the issuance of ordinary shares of AXA in June 2000. The excess purchase price over the carrying value of the portion of net assets acquired was €1,971 million. The entire excess purchase price was attributed to goodwill. Goodwill is being amortized over 30 years, or €66 million per year.

As a result of the transaction, AXA's ownership interest in SLPH increased from 56% to 100% and, therefore, 100% of SLPH's post-acquisition operating results were included in AXA's consolidated net income, including goodwill amortization expense of €35 million.

AXA Nichidan

On March 7, 2000, AXA and the shareholders of Nippon Dantai contributed their Japanese life insurance operations to a new holding company, AXA Nichidan. This transaction valued Nippon Dantai at ¥10.5 billion yen (€107 million). In addition, AXA contributed cash of approximately ¥207 billion (€2 billion) to increase AXA Nichidan's capital. The purchase price and additional cash injections were funded primarily by subordinated debt issued by AXA in February and March 2000. The goodwill in respect of this acquisition was ¥192 billion[1] (€1.9 billion) and is being amortized over 30 years. In addition, value of purchased life business in-force was recorded of €1.4 billion, see the related section below.

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(1) The amount reported in the consolidated financial statements for the six months ended June 30, 2000 was €162 million, which was preliminary as certain valuations were not yet complete.

AXA's ownership interest in AXA Nichidan was 96.4% at year-end, being September 30, 2000 as AXA Nichidan's fiscal year-end is September 30th.

Since the year-end reporting date for AXA Nichidan is September 30th, AXA's consolidated financial statements for the year ended December 31, 2000 include only six months of post-acquisition operating results (April 1-September 30), including goodwill amortization expense of €31 million (group share).

AXA China Region – buyout of minority interests (26%)

In November 1999, AXA Australia purchased the minority interests in AXA China Region for HK$4.1 billion (€519 million). AXA Australia is a subsidiary of AXA Asia Pacific Holdings, in which AXA has a 51% ownership interest. Subsequent to this transaction, AXA China Region was delisted from the Hong Kong Stock Exchange.

The excess purchase price over the carrying value of the portion of net assets acquired totaled AU$473 million (€300 million). Goodwill is being amortized over 20 years, or €15 million per year, and is consistent with the estimated useful life used in the accounting for the acquisition of AXA Asia Pacific Holdings (formerly National Mutual Holdings and the parent company of AXA China Region) in 1995.

As a result of the transaction, AXA's consolidated net income in 2000 included the post-acquisition operating results of AXA China Region on a 51% basis, including goodwill amortization expense of €15 million.

AXA Aurora

On December 28, 2000, AXA acquired the 30% interest in AXA Aurora held by Banco Bilbao Vizcaya Argentaria SA (BBVA) for €205 million. Subsequent to this transaction, AXA Aurora became a wholly-owned subsidiary of AXA. Goodwill recorded in respect of this acquisition was €104 million and is being amortized over 30 years. Concomitantly, AXA Aurora sold its 21.4% ownership interest in Hilo Direct Seguros, a direct selling automobile insurance unit, to BBVA for €8.9 million. Upon completion of the second transaction, AXA and BBVA each maintained their 50% ownership interest in Hilo Direct Seguros.

Other principal acquisitions in prior years

Guardian Royal Exchange (1999)

Through SLPH, AXA acquired the UK group Guardian Royal Exchange (GRE) in May 1999. The acquisition was accounted for under the purchase method of accounting. Total purchase consideration was £3,417 million (€5,110 million). The estimated fair value of the net assets acquired totaled €3,972 million. The excess purchase price over the fair value of net assets acquired totaled €1,138 million, which was attributed to goodwill. The goodwill primarily related to GRE's UK, Irish and German insurance subsidiaries and is being amortized over 30 years.

A portion of the goodwill was attributable to a decrease in net assets of the acquired companies at date of acquisition, as there was a significant deficiency in insurance claims reserves recorded in the opening balance sheet by AXA. This deficiency related to the difference between local statutory basis and AXA's accounting policies on establishing property and casualty claims reserves. Consequently, an exceptional amortization of goodwill of €446 million (€259 million, net group share) was recorded as a charge against French GAAP income in 1999.

The operating results of GRE were included in AXA's consolidated operating results from the date of acquisition being May 1, 1999.

In 2000 there was deterioration in the claims ratios relating to the former GRE property and casualty insurance portfolios in the United Kingdom and Ireland from the pre-acquisition period. As a result, the opening balance sheet of GRE had been revised and, therefore, goodwill had increased. At December 31, 2000, gross goodwill was €1,261 million, accumulated amortization was €505 million (of which €25 million represented an amortization charge in 2000) and, therefore, goodwill net of accumulated amortization totaled €770 million, after taking account of foreign currency fluctuations of €14 million.

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In addition, SLPH issued ordinary shares to partly finance this transaction. Consequently, AXA's ownership interest in SLPH decreased to 56% from 71.6% at December 31, 1998 and AXA recorded a realized gain on the disposal of a portion of its ownership interest (see note 13 "Net Investment Results").

Royale Belge (1998)

In 1998, AXA acquired the minority interests in Royale Belge, which was accounted for under the purchase method of accounting. Goodwill recorded in connection with the buyout of Royale Belge minority interests was €1,137 million at December 31, 1998. The purchase price did not include an amount that AXA could have been required to pay in respect of Certificates of Guaranteed Value. In December 1999, these Certificates were cancelled when the closing price of AXA stock was above FF900 (€137.3) on five out of ten consecutive trading days.

At December 31, 2000 and 1999, gross goodwill relative to this transaction was €1,007 million. The portion of goodwill corresponding to the value of cash paid by the issuance of treasury shares was €337 million at December 31, 1999 (1998: €388 million), which was charged directly to retained earnings and reserves. The remaining balance represented a goodwill asset of €670 million.

At December 31, 2000 accumulated amortization totaled €54 million (of which €22 million represented an amortization charge in 2000) and, therefore goodwill net of accumulated amortization totaled €616 million.

Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €11 million would have been recorded against income in each of the years ended December 31, 2000 and 1999.

UAP (1997)

In 1997, AXA acquired UAP, which was accounted for under the purchase method of accounting. The purchase price, which did not include an amount for the Certificates of Guaranteed Value issued in connection with the acquisition, was €5,625 million, of which €1,863 million represented the excess purchase price over the net identifiable assets acquired. The entire excess purchase price was attributed to goodwill.

In accordance with French GAAP, a portion of the goodwill in proportion to value of ordinary shares issued to total purchase price can be charged directly to retained earnings and reserves. Consequently, €1,641 million of the excess purchase price was charged directly to retained earnings and reserves and the remaining amount of €222 million was recorded as a goodwill asset. As a result of purchase accounting adjustments made in 1998 and in 1999[1], the excess purchase price increased to €1,866 million at December 31, 1999, of which €1,577 million represented the amount charged directly to retained earnings and reserves and €289 million represented the goodwill asset.

At December 31, 2000, gross goodwill asset was €289 million, accumulated amortization was €39 million (of which €10 million represented an amortization charge in 2000) and, therefore, goodwill net of accumulated amortization totaled €250 million.

Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €53 million would have been recorded against income.

An analysis of goodwill amortization (positive and negative) is presented below:

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(1) The change in goodwill arising from the UAP acquisition in 1999 was attributable to AXA's decrease in ownership interest in SLPH (a former UAP operation), as SLPH issued ordinary shares in connection with the acquisition of GRE in May 1999.

(in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
Goodwill on consolidated entities	(360)	(602)	(121)
Goodwill from companies accounted for by the equity method	–	(36)	(1)
Negative goodwill on consolidated entities	7	3	1
Charge against retained earnings and reserves (a)	–	–	27
TOTAL AMORTIZATION OF GOODWILL (NET)	**(353)**	**(634)**	**(93)**

(a) Amount relates to a change in AXA's method of accounting for stock options in 1998, as recommended by the COB, the French stock exchange regulator.

Banque Worms was acquired in the UAP acquisition. Prior to 1999 it was included in AXA's consolidated financial statements at original cost (fair value at date of acquisition) less estimated disposal costs, as it was the AXA's intention to sell these operations within one year of the UAP acquisition. The goodwill relating to Banque Worms of €36 million was written off in 1999 as the operations were generating operating losses.

At December 31, 2000, accumulated amortization on goodwill totaled €1,552 million (1999: €1,514 million).

GOODWILL CHARGED DIRECTLY TO RETAINED EARNINGS AND RESERVES

At December 31, 2000, goodwill (net of notional amortization) recorded in retained earnings and reserves totaled €4,194 million (1999: €1,740 million and 1998: €1,942 million). The increase of €2,454 million in 2000 was due to (i) the buyout of minority interests in AXA Financial of €2,518 million as ordinary shares of AXA were issued, and (ii) notional amortization of €64 million (€11 million relating to the Royale Belge acquisition in 1998 and €53 million relating to the UAP acquisition in 1997).

The decrease between 1998 and 1999 was due to adjustments relating to the (i) acquisition of AXA Royale Belge's minority interests of €52 million, (ii) notional amortization relating to UAP due to the dilution of AXA's ownership interest in SLPH in 1999 (as SLPH issued additional ordinary shares to partly fund the GRE acquisition) of €88 million, and (iii) notional amortization of €63 million.

VALUE OF PURCHASED LIFE BUSINESS IN-FORCE (VBI)

The value of purchased life business in-force and changes thereto are as follows:

(in euro millions)	Years ended December 31,		
	2000	1999	1998
Balance beginning of year	2,438	2,426	2,848
Additions (a)	1,365	–	–
Interest accrued	167	122	169
Amortization expense	(371)	(306)	(402)
Other (b)	125	197	(189)
BALANCE END OF YEAR	3,724	2,438	2,426

(a) Acquisition of Nippon Dantai (March 2000).
(b) Includes the impact of foreign currency fluctuations.

Amortization of the value of purchased life business in-force, net of accrued interest, expected to be recorded in each of the next five years is €271 million, €275 million, €264 million, €251 million and €196 million. Such amounts are best estimates based on assumptions regarding anticipated future experience of the purchased business. Accordingly, such amounts are subject to adjustment each year to reflect actual experience.

7 - Financing Debt

Long-term and short-term financing debt consist of the following:

(in euro millions)	At December 31, 2000	1999
Short-Term Financing Debt (A)	**2,738**	**2,129**
Long-Term Financing Debt:		
AXA, The Company:		
Medium Term Notes, 3.3% to 8.2%, due through 2005	162	162
Three-year term loan, variable rate due 2003 (B)	3,011	–
AXA Colonia:		
Redeemable Notes, 6%	258	259
AXA Financial, Inc.:		
Senior Notes, 7,75% due 2010 (C)	507	–
Senior Notes, 7% due 2028	370	344
Senior Notes, 6.5% due 2008	265	247
Senior Notes, 9.0% due 2004	319	297
Senior Notes, 6.75% to 7.30% due through 2003	142	177
AXA Asia Pacific Holdings:		
Bilateral Loan Facility, 5.40% due 2000	–	219
AXA UK Holdings:		
Syndicated loan, variable rate due 2001	511	480
Guardian Royal Exchange:		
Loan Notes, 6.625%, due 2023 (D)	247	249
Wholly-owned and Joint venture Real Estate (AXA Financial, Inc.):		
Mortgage Notes, 5.87% to 12.00% due through 2006	371	350
Compagnie Financière de Paris:		
Variable rate due through 2003	108	108
Other financing debt (under euro 100 million each)	**192**	**398**
Total Long-Term Financing Debt	**6,463**	**3,290**
TOTAL LONG-TERM AND SHORT-TERM FINANCING DEBT	**9,201**	**5,419**

Note: Certain increases year on year are attributable to the impact of foreign currency exchange rates.

Short-term financing debt

(A) The Company had standby committed credit facilities at December 31, 2000 of €4.6 billion, of which €188 million was outstanding (1999: €2.3 billion of which €758 million was outstanding). These committed credit facilities consist of several different credit lines with interest rates based on the Euro Interbank Offered Rate ("Euribor"). At December 31, 2000, the three-month Euribor rate was 4.855%. In addition, a quarterly or semiannual commitment fee is paid on the average daily unused amounts.

In addition, at December 31, 2000, the Company had a €3.0 billion French commercial paper program, of which €2,076 million was in issue (1999: €1.5 billion of which €373 million was in issue).

Long-term financing debt

(B) In December 2000 and in connection with the acquisition of the minority interests in AXA Financial, AXA borrowed $2.75 billion under a $5.0 billion multi-currency dual tranche credit facility arrangement, in the form of a three-year term loan due on December 31, 2003, denominated in U.S. dollars and Swiss francs. The interest on the amount is based on Libor or Euribor, as applicable, plus a margin of 0.30% per year during the first year, a margin of 0.325% per year during the second year, and a margin of 0.35% per year during the third and final year. This multi-currency dual tranche credit facility arrangement also included a $2.25 billion 364-day revolving credit facility that was not used and voluntarily cancelled by AXA before December 31, 2000. Subsequent to December 31, 2000, the amount of the borrowing denominated in Swiss francs was repaid (see note 25 "Events Subsequent to December 31, 2000").

(C) In July 2000, AXA Financial issued Senior Notes of $480 million at 7.75% due 2010. At December 31, 2000, $476 million was outstanding (€507 million).

(D) In 1999 Guardian Royal Exchange plc issued loan notes of £156 million (€247 million) with an interest rate of 6.625 % due 2023.

At December 31, 2000, aggregate maturities of long-term financing debt based on required principal payments at maturity for 2001 and the succeeding four years amounted to €928 million, €349 million, €3,146 million, €347 million and €465 million, respectively, and €1,228 million in 2006 and thereafter.

8 - Operating Debt

Long-term and short-term operating debt consist of the following:

(in euro millions)	At December 31,	
	2000	1999
Short-Term Operating Debt (A)	3,910	6,863
Long-Term Operating Debt:		
DLJ :		
Senior Notes, 5.875% due 2002	–	644
Senior Notes, 6% due 2001	–	247
Senior Notes, variable rate due 2005	–	293
Senior Notes, 6.5% due 2008	–	637
Senior Notes, 6.875% due 2005	–	493
Global variable rate Notes, 5.905% due 2002	–	345
Medium Term Notes, 4.995% to 7.42%, due through 2016	–	1,753
Other financial services:		
AXA Banque: fixed and variable rate	315	230
Colonia Bausparkasse	214	132
Other operating debt (under euro 100 million each)	6	46
Total Long-Term Operating Debt	535	4,821
TOTAL LONG-TERM AND SHORT-TERM OPERATING DEBT	4,445	11,684

Note: Certain increases year on year are attributable to the impact of foreign currency exchange rates.

(A) As a result of the sale of DLJ, short-term operating debt decreased by €1,801 million. At December 31, 2000, the principal short-term borrowings related to AXA Bank Belgium (€1,684 million) and AXA Banque (€1,039 million).

At December 31, 2000, aggregate maturities of long term operating debt based on required principal payments at maturity for 2001 and the succeeding four years amounted to €143 million, €69 million, €141 million, €nil and €43 million, respectively, and €139 million in 2006 and thereafter.

9 - Minority Interests

Changes in minority shareholders' interests are summarized as follows:

(in euro millions)	Years ended December 31,		
	2000	1999	1998
Minority interests at January 1,	7,454	5,237	7,090
Acquisitions in 1998	–	–	(2,325)
Acquisitions in 1999	–	1,025	–
Acquisitions in 2000	(5,423)	–	–
Dividends paid by consolidated subsidiaries	(513)	(507)	(188)
Impact of foreign currency fluctuations	84	851	(355)
Other changes	(24)	(10)	42
Minority interests in income of consolidated subsidiaries	2,124	858	974
MINORITY INTERESTS AT DECEMBER 31,	**3,702**	**7,454**	**5,237**

The decrease in minority interests in 2000 was primarily attributable to the buyout of minority interests in AXA Financial (€3,457 million), Sun Life & Provincial Holdings (€1,718 million) and AXA China Region (€208 million).

10 - *Mezzanine capital*

SUBORDINATED DEBT

In accordance with the French regulations, debt for which reimbursement is subordinated to other creditors in the event of a company's liquidation, insolvency or bankruptcy and which has an original maturity date of at least five years (notice period of at least five years in the case of perpetual debt) is considered mezzanine capital.

Subordinated debt consists of the following:

(in euro millions)	At December 31,	
	2000	1999
AXA, The Company:		
Subordinated Perpetual Notes, variable	1,009	977
Yen Perpetual Notes, variable	253	263
Subordinated Convertible Notes, 2.5% due 2014 (A)	1,518	1,524
Subordinated Perpetual Debt (B)	234	234
Subordinated Perpetual Notes, 7.25% (C)	500	–
Subordinated Convertible Notes, 3.75% due 2017 (D)	1,099	–
Subordinated Convertible Notes, variable, due 2020 (E)	165	–
U.S. registered subordinated debt, 6.75%, 2020 (F)	650	–
U.S. registered subordinated debt, 8.60%, 2030 (F)	967	–
U.S. registered subordinated debt, 7.125%, 2020 (F)	521	–
Equitable Life:		
Surplus Notes, 6.95% scheduled to mature 2005	425	396
Surplus Notes, 7.70% scheduled to mature 2015	213	198
DLJ:		
Subordinated Exchange Notes, 9.58% due 2003	–	203
Redeemable Preferred Stock, through 2001	–	570
Nichidan Life:		
Subordinated Notes, fixed and variable rate, due through 2010 (G)	211	–
AXA Bank Belgium:		
Subordinated Notes, variable, through 2008	162	132
National Mutual Life:		
Deferrable Loan Agreement, variable rate due 2001	174	173
Other subordinated debt (under euro 100 million each)	**160**	**162**
TOTAL	**8,261**	**4,832**

Note: Certain increases year on year are attributable to the impact of foreign currency exchange rates.

(A) In February 1999, the Company issued 2.5% subordinated convertible notes for €1,524 million. In 2000, €6 million of these notes had been converted into AXA ordinary shares. The conversion into shares of all notes issued would result in the issuance of AXA ordinary shares of 9.2 million. The Company has the right to redeem these notes starting in January 2005 at a price of €186.12 per note. The issuance price per note was €165. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable on January 1, 2014 at a price of €230.38 per note.

(B) In 1999, the Company issued perpetual notes of €234 million to several financial institutions with an option to redeem within ten years. The interest rates on these perpetual notes are based on the Euribor (6 month and 12 month rates) plus a margin ranging from 0.56% to 0.69% up to ten years and the margin increases to up to 2.18% after ten years.

(C) In March 2000, the Company issued €500 million 7.25% undated subordinated notes to partly finance the acquisition of Nippon Dantai and the buyout of minority interests in AXA China Region. The notes can be redeemed by the Company in full at par (100% of the nominal amount), being €25 per note at any time.

(D) In February 2000, the Company issued €1,099 million 3.75% subordinated convertible notes. The proceeds were used primarily to finance the acquisition of minority interests in AXA China Region and the acquisition of Nippon Dantai. In 2000, €1 million of the total debt was converted into ordinary shares of AXA. The conversion into shares of all notes issued would result in the issuance of 6.7 million of AXA ordinary shares. The Company has the right to redeem these notes starting in January 2007 at a price of €196.00 per note. The issuance price per note was €165.50. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2017 at a price of €269.16 per note.

(E) The Company issued four subordinated debt instruments in 2000. The debt has a variable interest rate based on Euribor three-month rates and is scheduled to mature in 20 years with an option to redeem early during the first ten years.

(F) In connection with a $5.0 billion debt "shelf" registration filed with the U.S. SEC in November 2000, on December 15, 2000, AXA issued an aggregate of US$1,940 million (€2,138 million using year-end exchange rates) of dated subordinated notes in three currency tranches as set out below.

 – US dollar tranche - $900 million, due December 15, 2030, at an issue price of 99.712% and with annual interest of 8.60%, paid semi-annually ;

 – Euro tranche - €650 million, due December 15, 2020, redeemable after 10 years, at an issue price of 99.787% with an annual interest rate of 6.75% for 10 years and thereafter at Euribor 3 months plus 220 basis points paid on a quarterly basis ; and

 – Sterling (GBP) tranche - £325 million, due December 15, 2020, at a price of 99.885% and with an annual interest rate of 7.125%.

(G) Nichidan Life (formerly Nippon Dantai) issued various subordinated debt in 1998 to several financial institutions that mature in ten years. The borrowings are primarily variable rate notes. On certain of the notes the interest rate is Libor plus 100 basis points and on other notes the interest rate is the long term prime rate plus 10 basis points (which increases to the long term prime rate plus 50 basis points).

At December 31, 2000, the aggregate maturities of subordinated debt based on required principal payments at maturity for 2001 and the succeeding four years totaled €239 million, €nil, €11 million, €93 million and €417 million, and €7,501 million in 2006 thereafter.

MANDATORILY CONVERTIBLE BONDS AND NOTES

In October 1995, in connection with its acquisition of Abeille Ré, the Company issued €320 million aggregate principal amount of 4.5% Mandatorily Convertible Bonds. In December 1996, certain of AXA's subsidiaries repurchased (by cash) €128 million of aggregate principal amount. The outstanding amount at December 31, 2000, after elimination of intercompany activities, was €192 million. The Mandatorily Convertible Bonds will mature in January 2001 and convert into an aggregate of 7.2 million ordinary shares (subject to certain antidilution adjustments), of which 2.8 million ordinary shares will be owned by subsidiaries of the Company. See note 25 "Events Subsequent to December 31, 2000".

In January 1997, in conjunction with the acquisition of UAP, AXA issued €282 million of 6.0% Notes ("AXA Notes"). The AXA Notes matured in January 2000 and were converted into 4.1 million ordinary shares, which decreased mezzanine capital and increased shareholders' equity by €282 million.

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11 - Employee Benefit Plans

AXA sponsors a variety of pension benefit and retirement indemnity plans covering the majority of AXA employees and, at Equitable Life, certain life insurance agents. The specific features of these plans vary in accordance with the regulations of the country in which employees are located, and are primarily based on years of service and salary (that is, defined benefit plans).

The following table sets forth the change in benefit obligation, change in plan assets and weighted-average assumptions associated with various pension plan and postretirement benefits. The amounts are recognized in the accompanying balance sheet as at December 31, 2000 and 1999.

(in euro millions)	Pension benefits		Other benefits	
	2000	1999	2000	1999
Change in benefit obligation:				
Benefit obligation, beginning of year	7,067	4,586	531	475
Service cost	188	133	6	6
Interest cost	475	311	42	37
Amendments	1	16	1	–
Actuarial loss	158	16	3	(19)
Acquisitions	345	1,973	13	–
Benefits paid	(418)	(290)	(46)	(33)
Effect of foreign currency fluctuation	232	322	38	65
Benefit obligation, end of year	**8,049**	**7,067**	**588**	**531**
Change in plan assets:				
Fair value of plan assets, beginning of year	7,523	3,909	8	8
Actual return on plan assets	9	760	–	(1)
Contributions	104	80	4	4
Acquisitions	32	2,576	–	–
Benefits paid, fees and taxes	(358)	(230)	(4)	(4)
Effect of foreign currency fluctuation	194	428	1	–
Fair value of plan assets, end of year	**7,503**	**7,523**	**9**	**8**
Reconciliation of Funded Status with Accrued or Prepaid Pension Cost:				
Funded status	(545)	456	(579)	(523)
Unrecognized Prior Service Cost	44	6	(20)	(27)
Unrecognized Net Loss (Gain)	347	(242)	110	105
Unrecognized Transition Obligation (asset)	(7)	(12)	–	–
Additional Minimum Liability	(151)	72	–	–
(Accrued) Prepaid Pension Cost	**(312)**	**280**	**(489)**	**(445)**
Weighted-average assumptions at December 31,				
Discount rate	2.25% to 8.0%	2.25% to 8.0%	2.25%-8.0%	5.50%-8.0%
Expected return on plan assets	4.5% to 9.0%	4.5% to 9.0%	5.5%	5.5%
Rate of compensation increase	2.5% to 6.4%	2.5% to 6.4%	n/a	n/a

The net benefit cost for the years ended December 31, 2000, 1999 and 1998 included the following components:

(in euro millions)	Pension benefits			Other benefits		
	2000	1999	1998	2000	1999	1998
Service cost	188	162	119	6	6	5
Interest cost	469	391	298	42	37	33
Expected return on plan assets	(629)	(475)	(318)	–	(1)	(1)
Amortization of unrecognized amounts	10	10	–	(3)	–	(4)
FAS 88 expenses less Contributions	–	(17)	22	(2)	–	–
Net periodic benefit cost	38	71	121	43	42	33

PENSION PLANS

Pension costs for AXA's defined benefit plans, are actuarially determined, in general, using the projected unit credit method. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The significant movements in the tables above arose from the acquisition of Nippon Dantai in 2000, which has defined benefit pension plans that are underfunded.

At December 31, 2000 and 1999, AXA Financial had a prepaid pension cost of $270 million (€287 million) and $216 million (€214 million), respectively. At December 31, 2000, the aggregate accumulated benefit obligation and aggregate fair value of plan assets for AXA Financial pension plans with accumulated benefit obligations in excess of plan assets were €354 million and €45 million (1999: €323 million and €36 million).

For other plans with accumulated benefit obligations in excess of plan assets and accrued pension liability as at December 31, 2000, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans were €1,671 million, €1,708 million and €447 million, respectively (1999: €837 million, €769 million and €51 million, respectively).

At December 31, 2000 and 1999, plan assets relating to pension plans sponsored by AXA (the Company) and its French and certain other European subsidiaries and represented by investment contracts issued by AXA's consolidated life insurance subsidiaries amounted to €615 million and €542 million, respectively. AXA carries an equal amount as a liability for future policy benefits. Other plan assets consist primarily of investments in corporate and government fixed maturity securities and equity securities, real estate investments, and investments in mutual funds.

POST-RETIREMENT BENEFITS

AXA provides, certain medical and life insurance benefits ("post-retirement benefits") to qualifying employees, managers and agents who retire after having met certain age and service requirements, principally in the U.S. operations. The life insurance benefits are related to age and salary at retirement.

The expected costs of providing postretirement benefits are accrued during the period that the employees earn such benefits. AXA funds postretirement benefits costs as the benefits are utilized, and made postretirement benefits payments of €46 million, €3 million and €28 million for the years ended December 31, 2000, 1999 and 1998, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation in 2000 was 7%, gradually declining to 4.25% in 2010 (1999: 7.5% gradually declining to 2.5% in the year 2009).

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as at December 31, 2000 would be increased by 3.5%, representing a 3.5% increase on the sum of the service cost and interest cost. If the health care cost trend rate assumptions were decreased by 1%, the accumulated postretirement benefits obligation as of December 31, 2000 would be decreased by 4.4%.

12 - Insurance Liabilities

(in euro millions)	Life and Savings (a) 2000	1999	Property and Casualty 2000	1999	International Insurance 2000	1999	Total 2000	1999
Future policy benefits and unearned premium reserves	186,619	148,097	4,947	4,699	1,816	1,583	193,382	154,380
Less reinsurance ceded	(3,247)	(2,010)	(205)	(224)	(251)	(236)	(3,703)	(2,469)
Future policy benefits and unearned premium reserves net of reinsurance ceded	**183,372**	**146,087**	**4,742**	**4,475**	**1,565**	**1,348**	**189,679**	**151,911**
Gross claim reserves	5,619	6,008	24,012	23,007	8,602	8,194	38,233	37,209
Less reinsurance ceded	(269)	(264)	(2,521)	(2,914)	(2,440)	(2,226)	(5,230)	(5,403)
Other Claim reserves	3,376	2,207	2,930	3,445	143	359	6,449	6,011
Less reinsurance ceded	(138)	(54)	(72)	(58)	–	(2)	(210)	(114)
Claim reserves, net of reinsurance ceded	**8,588**	**7,898**	**24,348**	**23,481**	**6,305**	**6,325**	**39,242**	**37,703**
UK with-profit contract liabilities	25,111	25,332	–	–	–	–	25,111	25,332
Separate Account liabilities	117,377	109,001	–	–	–	–	117,377	109,001
TOTAL INSURANCE RESERVES, NET OF REINSURANCE CEDED	**334,448**	**288,318**	**29,091**	**27,956**	**7,870**	**7,672**	**371,410**	**323,947**

(a) At December 31, 2000, approximately 71% of total life insurance liabilities relate to participating policyholder contracts (whereby the policyholder participates in the investment return / profits of the insurance company including UK with-profit contracts) and separate account contracts (1999: 73%).

The movement in claims reserves for the property and casualty segment and international insurance segment is presented in the table below.

(in euro millions)	2000 Property and Casualty	2000 International Insurance	1999 Property and Casualty	1999 International Insurance	1998 Property and Casualty	1998 International IOnsurance
Gross claims reserves, January 1	23,007	8,194	17,332	6,943	16,698	7,026
Changes in scope of consolidation and portfolio transfers (a)	706	271	4,484	239	93	(241)
Impact of foreign currency fluctuations	11	51	407	269	(160)	(116)
	23,723	8,517	22,223	7,450	16,631	6,670
Claims and Claims Expenses:						
Provision attributable to the current year	11,879	2,684	11,222	3,092	9,381	2,821
Increase (decrease) in provision attributable to prior years	247	951	(631)	(123)	(794)	(566)
Total claims and claims expenses	**12,127**	**3,635**	**10,592**	**2,969**	**8,587**	**2,255**
Payments:						
Claims and claims expenses attributable to current year	4,992	1,856	4,851	1,415	3,205	1,338
Claims and claims expenses attributable to prior years	6,845	1,693	4,956	809	4,681	633
Total payments	**11,838**	**3,550**	**9,808**	**2,225**	**7,886**	**1,971**
Gross claims reserves, December 31	24,012	8,602	23,007	8,194	17,332	6,943
Catastrophe equalization reserves	679	89	857	195	798	215
Other claims reserves	2,250	54	2,589	164	2,253	187
Reinsurance ceded	(2,593)	(2,440)	(2,972)	(2,228)	(1,750)	(1,901)
Net reserve for claims and claims expenses, December 31	**24,348**	**6,305**	**23,481**	**6,325**	**18,633**	**5,444**

(a) *Reserve for claims and claims expenses of subsidiaries purchased or sold, as of the date of the transaction, reserve for claims and claims expenses acquired or disposed of on a portfolio basis, as of the date of transfer, and other items affecting the reserve balance which have no effect on net income.*

ENVIRONMENTAL POLLUTION AND ASBESTOS AND OTHER EXPOSURES

In prior years, AXA has issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims, principally in the US. AXA has received and continues to receive notices of potential claims asserting environmental and asbestos losses under insurance policies issued or reinsured by AXA. Such claim notices are frequently merely precautionary in nature.

There are significant uncertainties that affect the insurance companies' ability to estimate future losses for these types of claims and there are a number of issues now being litigated, which may ultimately determine whether and to what extent insurance coverage exists. Additionally, possible changes in the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly referred to as "Superfund") could affect the liabilities of policyholders and insurers relating to environmentally impaired sites covered by Superfund. Resolution of these uncertainties may ultimately result in additional claim losses.

Under insurance and reinsurance contracts related to environmental pollution and asbestos AXA paid claims and legal costs of approximately €67 million in 2000 (1999: €30 million and 1998: €85 million). At December 31, 2000, AXA has made cumulative payments relating to such contracts of €254 million (1999: €187 million).

At December 31, 2000 and specific to environmental pollution and asbestos, claims, AXA had insurance claim reserves for (i) reported insurance and reinsurance claims of €306 million (1999: €194 million) and (ii) additional reserves for incurred but not reported (IBNR) claim liabilities of €497 million (1999: €375 million). The IBNR liabilities are estimated and evaluated regularly based on information received by management. AXA carefully monitors potential claims for which it has received notice.

13 - Net Investment Results

The sources of net investment results are summarized as follows:

					Years ended December 31,							
	Insurance			**Financial Services (a)**			**Holding Companies**			**Total**		
(in euro millions)	**2000**	**1999**	**1998**	**2000**	**1999**	**1998**	**2000**	**1999**	**1998**	**2000**	**1999**	**1998**
Net investment income:												
Fixed maturities	8,036	7,421	6,868	–	–	–	27	38	44	8,063	7,460	6,912
Equity investments	2,257	1,787	1,676	9	8	5	253	48	26	2,519	1,843	1,707
Mortgage, policy and other loans	1,496	1,279	1,221	–	–	–	–	–	3	1,496	1,279	1,224
Real estate	686	785	826	(4)	(1)	(1)	(1)	(1)	3	681	784	827
Other investment income	1,452	1,129	846	25	48	7	244	139	113	1,721	1,315	967
Interest expenses	(417)	(228)	(451)	(37)	(22)	1	(657)	(308)	(335)	(1,111)	(558)	(785)
Other investment expenses	(790)	(825)	(397)	(1)	(2)	12	(61)	(132)	(4)	(852)	(959)	(389)
Net Investment Income	**12,721**	**11,348**	**10,591**	**(8)**	**31**	**23**	**(194)**	**(215)**	**(151)**	**12,519**	**11,163**	**10,463**
Realized investment gains (losses):												
Fixed maturities	(782)	113	498	7	23	–	2	(1)	(1)	(773)	135	499
Equity investments	5,282	2,969	2,816	234	141	157	3,209	861	316	8,725	3,971	3,288
Mortgage, policy and other loans	(6)	(43)	(31)	(41)	40	–	1	(1)	11	(46)	(4)	(21)
Real estate	415	112	52	35	(4)	(8)	(5)	(8)	(17)	445	100	27
Other	151	261	(204)	(9)	(6)	(3)	(147)	9	19	(5)	264	(187)
Net Realized Investment Gains:	**5,061**	**3,412**	**3,131**	**226**	**194**	**146**	**3,059**	**860**	**330**	**8,344**	**4,467**	**3,606**
Net Investment Results Before Intersegment Eliminations	**17,781**	**14,759**	**13,721**	**218**	**227**	**169**	**2,865**	**644**	**179**	**20,863**	**15,630**	**14,069**
Of which:												
Interest credited to policyholders	(9,895)	(8,720)	(8,475)	–	–	–	–	–	–	(9,895)	(8,720)	(8,475)
Investment Spread Before Intersegment Elimination	**7,886**	**6,039**	**5,246**	**218**	**227**	**169**	**2,865**	**644**	**179**	**10,968**	**6,910**	**5,594**
Intersegment Eliminations	(146)	(127)	(93)	219	178	135	(74)	(51)	(41)	–	–	–
INVESTMENT SPREAD	**7,740**	**5,912**	**5,153**	**437**	**405**	**304**	**2,791**	**594**	**138**	**10,968**	**6,910**	**5,594**

(a) Amounts do not include the investment income from the financial services operations, which is included in "gross premiums and financial services revenues" in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA's real estate companies is included in financial and holding company expenses, not in investment expenses.

(in euro millions)	Years ended December 31, Life and Savings 2000	1999	1998	Property and Casualty 2000	1999	1998	International Insurance 2000	1999	1998	Total 2000	1999	1998
Net investment income:												
Fixed maturities	6,798	6,260	5,768	938	892	853	300	269	246	8,036	7,421	6,868
Equity investments	1,777	1,301	1,354	448	456	287	32	29	36	2,257	1,787	1,676
Mortgage, policy and other loans	1,451	1,219	1,160	41	55	57	4	4	4	1,496	1,279	1,221
Real estate	618	665	749	73	100	76	(5)	20	1	686	785	826
Other	1,118	922	698	248	145	68	86	62	80	1,452	1,129	846
Interest expenses	(259)	(136)	(349)	(143)	(78)	(54)	(15)	(14)	(47)	(417)	(228)	(450)
Other investment expenses	(670)	(699)	(351)	(96)	(109)	(40)	(24)	(17)	(6)	(790)	(825)	(397)
Net Investment Income	**10,833**	**9,532**	**9,030**	**1,509**	**1,462**	**1,246**	**379**	**354**	**314**	**12,721**	**11,348**	**10,591**
Net realized investment gains (losses):												
Fixed maturities	(792)	132	334	29	(40)	93	(19)	20	72	(782)	113	498
Equity investments	4,395	1,789	2,179	650	949	510	237	231	127	5,282	2,969	2,816
Mortgage, policy and other loans	(6)	(31)	(26)	–	(12)	(5)	–	–	1	(6)	(43)	(31)
Real estate	291	96	34	113	13	16	11	3	2	415	112	52
Other	147	268	(177)	(25)	–	(14)	29	(7)	(14)	151	261	(204)
Net Realized Investment Gains:	**4,035**	**2,255**	**2,343**	**767**	**910**	**599**	**258**	**248**	**188**	**5,061**	**3,412**	**3,131**
Net Investment Result Before Intersegment Elimination	**14,868**	**11,787**	**11,373**	**2,275**	**2,371**	**1,845**	**637**	**601**	**503**	**17,781**	**14,759**	**13,721**
Of which:												
Interest credited to policyholders	(9,894)	(8,719)	(8,475)	–	–	–	(1)	(1)	–	(9,895)	(8,720)	(8,475)
Investment Spread Before Intersegment Elimination	**4,974**	**3,067**	**2,899**	**2,275**	**2,371**	**1,845**	**636**	**600**	**503**	**7,886**	**6,038**	**5,247**
Intersegment Eliminations	(145)	(122)	(111)	1	20	19	(2)	(25)	(2)	(146)	(127)	(93)
INVESTMENT SPREAD	**4,829**	**2,946**	**2,787**	**2,276**	**2,392**	**1,865**	**634**	**575**	**501**	**7,740**	**5,912**	**5,153**

On November 3, 2000, AXA sold its interest in DLJ to the Credit Suisse Group. Total proceeds were $7.3 billion (€8.4 billion) and included $2.4 billion in cash and 25.7 million shares of Credit Suisse Group. On November 6, 2000 Credit Suisse Group repurchased 6.4 million of its shares for $1.2 billion, leaving 19.3 million shares of Credit Suisse Group held by AXA and its affiliates. The realized gain (before minority interests and tax and net of realized and unrealized losses on the shares of Credit Suisse Group received) amounted to €5.4 billion, or €2.0 billion (net group share). The realized gain was allocated to the Life and Savings Segment (€2.5 billion before tax and minority interests, or €0.9 billion net group share) and the holding companies (€2.9 billion before tax and minority interests, or €1.1 billion net group share).

In addition, the net investment result for the Life and Savings Segment included a realized loss and investment valuation allowance related to the high-yield bond portfolio in the U.S. operations. As a result of broad weaknesses in the credit market from a slowing economy during third and fourth quarter 2000, a loss of €604 million was recorded (€236 million net group share and net of the impact on deferred acquisition costs). Investment valuation allowances on fixed maturities at AXA Financial amounted to €236 million and €291 million for the years ended December 31, 2000 and 1999, respectively.

In connection with the Sanford C. Bernstein, Inc, transaction, AXA Financial's ownership interest in Alliance Capital decreased and, therefore, a realized gain of $928 million (before tax and minority interests) was included in the net investment result. This gain was offset by a charge to establish a provision associated with the redemption rights offered by AXA Financial to the former shareholders of Sanford C. Bernstein (see note 6 "Business Combinations" and note 23 "Other Liabilities" for further details). As a result, there was no impact on AXA's consolidating operating results.

In 1999, AXA tendered its Paribas stock in the public offer of exchange initiated by BNP. At December 31, 1999, AXA held an 8.3% interest in BNP-Paribas. Based on the average price of BNP stock on the three trading days preceding and following the initial offer made by Societe Generale, the realized gain on this transaction totaled €331 million, group share.

In connection with its acquisition of GRE in 1999, SLPH issued ordinary shares. As a result, AXA's ownership interest in SLPH decreased and AXA recorded a realized gain of €469 million, group share.

In May 1999, DLJ completed its offering of 18.4 million shares of a new class of its common stock, priced at US$20 per share, representing 17.9% of DLJ*direct,* DLJ's online brokerage unit. A realized gain of €120 million (net group share) was recorded in respect of this transaction.

FRENCH SAVINGS CONTRACTS

French Savings Contracts (ACAV and ACAVI) are supported by investments in the form of mutual funds or real estate funds (collectively referred to as funds) generally established by AXA. Real estate funds consist of non-listed real estate companies or real estate joint ventures. The funds issue shares at fair value, which form the underlying investments of French Savings Contracts.

When AXA establishes a fund, the insurance company's General Account contributes cash or other assets, generally in the form of securities or real estate, to the fund and receives all of the shares of the fund in return. When securities or real estate assets are contributed to the funds, a gain or loss is recognized corresponding to the difference between the estimated fair value of the securities or real estate transferred and AXA's historical carrying value of such assets at the date of transfer.

When French Savings Contracts are issued, shares of the funds supporting such French Savings Contracts are transferred from the General Account to the corresponding Separate Account on a first-in, first-out basis and a gain or loss is recognized by AXA through its General Account for the difference between the fair value of the fund shares and their carrying value. Annual fund income is credited to the policyholders and additional fund shares are transferred from the General Account to the Separate Account for such income. At contract maturity or redemption, fund shares are transferred back to the General Account, for cash, at fair value and a new cost basis in such shares held in the General Account is established. Such shares are generally held in the General Account as equity investments or real estate, as appropriate, pending issuance of new French Savings Contracts or increases in balances for existing French Savings Contracts; such shares can also be held for investment, be sold or be redeemed at fair value by the issuing fund. Fair value of fund shares is determined annually or more frequently for real estate funds and daily for mutual funds.

14 - Reinsurance

In the normal course of business, AXA seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. AXA limits the effect of catastrophic events and certain other risks on the results of its property and casualty insurance subsidiaries by reinsuring against such events and risks on a non-proportional excess of loss basis. AXA's life insurance subsidiaries reinsure individual mortality risks in excess of amounts that vary by subsidiary, based on the subsidiaries' financial position. AXA also assumes certain levels of risk in various areas of exposure from other insurance companies or reinsurers. Reinsurance assumed activity is included with direct insurance activity for each of the three insurance segments.

The components of reinsurance ceded, net, as presented in the consolidated statements of income, are summarized as follows:

(in euro millions)	Life and Savings 2000	1999	1998	Years ended December 31, Property and Casualty 2000	1999	1998	International Insurance 2000	1999	1998	Total 2000	1999	1998
Net investment income:												
Premiums ceded and retroceded	(714)	(539)	(536)	(1,146)	(1,010)	(828)	(1,043)	(762)	(707)	(2,903)	(2,311)	(2,070)
Change in unearned premium reserve ceded	66	97	94	(40)	(46)	(49)	8	(24)	(32)	34	27	13
Insurance benefits and claims ceded (include changes in claims reserves, ceded)	694	411	383	1,072	1,305	744	1,706	936	837	3,472	2,652	1,965
Commissions received from reinsurers	73	66	58	215	189	163	110	185	252	398	440	473
REINSURANCE CEDED, NET	**119**	**36**	**–**	**101**	**437**	**30**	**781**	**335**	**350**	**1,000**	**808**	**381**

(in euro millions)	Years ended December 31,		
	2000	**1999**	**1998 (a)**
Life and Savings			
Direct premiums	44,045	35,816	31,072
Reinsurance assumed	1,516	1,275	1,374
Reinsurance ceded	(714)	(539)	(536)
Net Life and Savings Premiums	**44,847**	**36,552**	**31,911**
Property and Casualty			
Direct premiums written	15,175	13,479	11,695
Reinsurance assumed	404	114	194
Reinsurance ceded	(1,146)	(1,010)	(831)
Net Property and Casualty Premiums Written	**14,433**	**12,583**	**11,058**
Premiums earned (b)	15,368	13,800	11,904
Reinsurance ceded (earned)	(1,184)	(1,054)	(881)
Net Property and Casualty Premiums Earned	**14,185**	**12,746**	**11,023**
International Insurance			
Direct premiums written	1,105	1,302	1,164
Reinsurance assumed	2,544	1,807	1,669
Reinsurance ceded	(1,043)	(762)	(707)
Net International Insurance Premiums Written	**2,607**	**2,347**	**2,126**
Premiums earned (b)	3,453	2,912	2,859
Reinsurance ceded (earned)	(1,011)	(770)	(738)
Net International Insurance Premiums Earned	**2,441**	**2,142**	**2,121**

(a) Reclassification of €15 million between Property and Casualty Segment and International Insurance Segment and reinsurance ceded (€3 million).
(b) Correction in 1999 to reflect gross premiums earned in Property and Casualty Segment and in International Insurance Segment, previously presented net of certain reinsurance ceded contracts.

AXA evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Significant reinsurance amounts recoverable on paid and unpaid losses are secured by letters of credit or assets deposited with AXA or in trusts on behalf of AXA. A contingent liability exists with respect to reinsurance ceded should the reinsurers be unable to meet their obligations.

At December 31, 2000, accounts receivable from reinsurers totaled €775 million, accounts payable to reinsurers totaled €1,642 million and cash deposits from reinsurers totaled €1,954 million (1999: €1,248 million, €1,297 million and €1,699 million, respectively).

15 - Income Taxes

A summary of the income tax (expense) benefit in the consolidated income statements is shown below:

(in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
French income tax (expense) benefit:			
Current	(331)	(180)	(188)
Deferred	169	(35)	(142)
Total	**(162)**	**(216)**	**(330)**
Foreign income tax (expense) benefit:			
Current	(2,773)	(1,395)	(912)
Deferred	162	318	20
Total	**(2,611)**	**(1,077)**	**(892)**
GRAND TOTAL	**(2,773)**	**(1,292)**	**(1,222)**

The provisions for income taxes are different from the amounts determined by multiplying income before income tax expense by the French statutory income tax rate (38% in 2000, 40% in 1999 and 41 2/3% in 1998). The sources of differences from the statutory rate and the tax effect of each are as follows:

(in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
French income tax (expense) benefit:			
Income tax expense at statutory rate	(3,168)	(1,604)	(1,450)
Permanent differences relating to:			
– Investments	208	772	361
– Operating expenses and other	(326)	(742)	32
Utilization of losses carried forward	50	134	(78)
Tax rate differentials and changes in tax rates	463	149	(88)
INCOME TAX EXPENSE	**(2,773)**	**(1,292)**	**(1,222)**

Deferred income tax expense results from changes in temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes. The sources of these differences are presented below.

(in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
Invested assets	513	439	(8)
Insurance policy acquisition costs, policy reserves and reinsurance	(499)	41	(118)
Compensation and related benefits	78	(66)	(11)
Other	238	(132)	16
TOTAL	**331**	**283**	**(122)**

The components of the net deferred tax asset and net deferred tax liability are as follows:

(in euro millions)	At December 31, 2000 Net Deferred Tax Asset	At December 31, 2000 Net Deferred Tax Liability	At December 31, 1999 Net Deferred Tax Asset	At December 31, 1999 Net Deferred Tax Liability
Investments	2,839	(3,326)	863	(3,176)
Insurance operations	1,361	(1,332)	576	(804)
Compensation and related benefits	938	(678)	1,459	(301)
Other (b)	614	(18)	195	(93)
TOTAL	**5,751**	**(5,354)**	**3,093**	**(4,373)**
Net Deferred Asset (liability) (a)	**397**			**(1,280)**

(a) The change from a net deferred tax liability of €1,280 million at December 31, 1999 to a net deferred tax asset of €397 million is primarily attributable to Nippon Dantai acquired in March 2000 (€1,673 million).
(b) The change between the balance at December 31, 1999 and 2000 is primarily due to the disposal of DLJ (€523 million) and the impact of the tax reform in Germany that reduced the enacted tax rate (€115 million).

At December 31, 2000 there were net operating loss carryforwards for tax purposes of approximately €413 million included in the balance sheet. At December 31, 2000 the principal countries with net operating loss carryforwards were Japan (€196 million), Italy (€30 million), Morocco (€25 million), the United Kingdom (€45 million) and Belgium (€ 56 million). These net operating loss carryforwards are included in income tax returns that are subject to examination by various tax authorities.

In addition, net operating loss carryforwards for tax purposes of €130 million that are available indefinitely include AXA Corporate Solutions Insurance Co. of €39 million and AXA Global Risks UK Ltd of €91 million.

16 - Net Income Per Ordinary Share

The calculation of basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period. The calculation of diluted net income per ordinary share reflects the dilution that would have occurred if potential ordinary shares had been issued and shared in the net income of the Company, if the effect of the potential ordinary shares would have been dilutive. Potential ordinary shares include stock options granted but not exercised and potential ordinary shares on convertible debt (on an 'if converted' basis). The weighted average number of share options outstanding during 2000 but not included in the calculation of diluted net income per ordinary share because the exercise price exceeded the average market price of AXA's shares was 987,529 (1999: 14,188 and 1998: nil).

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| (in euro millions except ordinary shares in millions) | Years ended December 31, | | | | | |
| | 2000 | | 1999 | | 1998 | |
	Ordinary Shares	Net Income	Ordinary Shares	Net Income	Ordinary Shares	Net Income
Net income	379.54	3,904	352.99	2,021	338.74	1,531
Net Income Per Ordinary Share (basic)	–	10.28	–	5.73	–	4.52
Effect of dilutive securities:						
Dilutive securities issued by subsidiaries (a)	–	(5)	–	(29)	–	(16)
Stock options	3.24	–	2.72	–	4.12	–
Convertible Notes	–	–	–	–	7.62	2
Mandatorily Convertible Bonds (6%)	–	–	4.11	10	4.11	10
Mandatorily Convertible Bonds (4.5%)	7.18	9	7.08	9	7.08	8
Convertible Bonds (2.5% 1999-2014)	9.29	24	9.24	20	–	–
Convertible Bonds (3.75% 2000-2017)	6.71	23	–	–	–	–
Net income attributable to ordinary shares and potentially dilutive securities	405.95	3,954	376.14	2,031	361.67	1,534
Net Income Per Ordinary Share (diluted)	–	9.74	–	5.40	–	4.24

(a) *Relates to stock options issued by subsidiaries within AXA which are not 100% owned by AXA, principally AXA Financial (1999 and 1998 only) and its subsidiaries, Alliance Capital (2000, 1999 and 1998) and DLJ (1999 and 1998 only).*

| (in euro millions except ordinary shares in millions) | Years ended December 31, | | | | | |
| | 2000 | | 1999 | | 1998 | |
	Ordinary Shares	Net Income	Ordinary Shares	Net Income	Ordinary Shares	Net Income
Net income excluding exceptional operations	379.54	2,261	352.99	1,865	338.74	1,531
Net Income Per Ordinary Share excluding exceptional operations (basic)	–	5.95	–	5.28	–	4.52
Effect of dilutive securities:						
Dilutive securities issued by subsidiaries (a)	–	(5)	–	(29)	–	(16)
Stock options	3.24	–	2.72	–	4.12	–
Convertible Notes	–	–	–	–	7.62	2
Mandatorily Convertible Bonds (6%)	–	–	4.11	10	4.11	10
Mandatorily Convertible Bonds (4.5%)	7.18	9	7.08	9	7.08	8
Convertible Bonds (2.5% 1999-2014)	9.29	24	9.24	20	–	–
Convertible Bonds (3.75% 2000-2017)	6.71	23	–	–	–	–
Net income excluding exceptional operations attributable to ordinary shares and potentially dilutive securities	405.95	2,311	376.14	1,875	361.67	1,534
Net Income Per Ordinary Share excluding exceptional operations (diluted)	–	5.69	–	4.98	–	4.24

(a) *Relates to stock options issued by subsidiaries within AXA which are not 100% owned by AXA, principally AXA Financial (1999 and 1998 only) and its subsidiaries, Alliance Capital (2000, 1999 and 1998) and DLJ (1999 and 1998 only).*

17 - Commitments and Contingent Liabilities

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RISK MANAGEMENT ACTIVITIES

AXAs insurance and reinsurance operations use derivative instruments to manage their asset and liability exposures and, principally, interest rate and foreign currency exposures.

AXA uses primarily interest rate swap contracts to manage its exposure to interest rate fluctuations. Interest rate swap contracts allow AXA to raise long-term borrowings at floating rates and swap them into fixed rates that are lower than those available to AXA if fixed-rate borrowings were obtained directly. Under interest rate swap contracts, AXA agrees with other parties to exchange, at specified intervals, fixed-rate and floating-rate interest amounts calculated by reference to an agreed-upon notional principal amount. AXA is exposed to the credit risk of the counterparty to the extent that amounts are due to AXA if the swap contract was terminated currently, but AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXAs exposure under these interest rate swap contracts. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security and are reflected in net investment income.

The notional amount of interest rate swaps (representing asset and liability positions) outstanding at December 31, 2000 was €41,280 million (1999: €17,410 million). The unexpired terms at December 31, 2000 and 1999 generally ranged from less than one year to five years. At December 31, 2000, the cost of terminating outstanding interest rate swaps in a loss position would be €65 million, and the unrealized gain on outstanding swaps in a gain position would be €320 million. AXA currently has no intention of terminating these contracts prior to maturity. In 2000, a net loss of €6 million was recorded in connection with interest rate swap activity (1999: net gain of €10 million and 1998: net gain of €20 million).

Equitable Life has an interest rate cap program designed to hedge crediting rates for interest sensitive individual annuity contracts. Interest rate caps are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap. The outstanding notional amounts of contracts purchased and sold as at December 31, 2000 totaled €735 million and €750 million, respectively. The net premium paid by Equitable Life on these contracts was €51 million and is being amortized ratably over the contract periods ranging from one to three years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

In addition, the French insurance companies use interest rate caps to hedge interest rate fluctuations. At December 31, 2000, the notional amount of purchased interest rate caps was €14,329 million (1999: € 36,579 million). The net premium paid in 2000 was €31 million (1999: €32 million) with an initial average duration of between seven to ten years. The premium is amortized on a straight-line basis over the life of the contracts.

The notional value of call and put options used by the insurance companies and financial services operations (excluding DLJ and its trading activities in 1999) was approximately €430 million in 2000 (1999: €377 million). The net premiums received related to these options totaled €3 million in 2000 (1999: €4 million). AXA Asia Pacific Holdings uses, in general, foreign currency derivatives to hedge its translation exposure of investments in its foreign subsidiaries, principally AXA China Region. At December 31, 2000, the notional amount of such contracts was approximately €352 million (1999: €286 million).

At December 31, 2000, the notional value of interest rate derivatives, foreign currency derivatives and options was €97,109 million, €2,160 million and €430 million, respectively (1999: €64,969 million, €1,214 million and €377 million, respectively). The fair value of these derivative instruments at December 31, 2000 totaled €374 million (1999: €46 million).

OTHER COMMITMENTS

In the normal course of business, AXA principally through its financial services operations enters into letters of credit for the purpose of facilitating certain financing transactions and for securing various margin requirements. Additionally, financial guarantees are provided to customers and other financial institutions. Such commitments are noted in the following table:

At December 31, (in euro millions)	2000		1999	
	Received	Given	Received	Given
Commitments to finance :				
Financial institutions	1,259	1,170	98	123
Customers	28	2,375	95	1,242
Guarantees :				
Financial institutions	173	1,327	355	1,723
Customers	513	798	1,887	1,730
Other :				
Pledged assets	360	356	410	488
Collaterized commitments	5,756	3,371	5,963	4,261
Letters of credit	45	1,191	152	1,499
Commitments for future construction	–	–	11	–
Commitments related to construction	19	164	31	273
Other	526	530	103	605
TOTAL	**8,679**	**11,282**	**9,105**	**11,945**

18 - Litigation

On August 25, 1998, AXA and certain other European insurers signed a Memorandum of Understanding with certain U.S. insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims ("ICHEIC"). The ICHEIC is currently conducting an investigatory process to determine the current status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has established a claims and valuation process designed to settle valid claims filed with the ICHEIC with respect to any such policies which remain unpaid. The ICHEIC process is ongoing and AXA continues to actively participate in that process and pursue a dialogue with U.S. Jewish organizations, U.S. insurance regulators and the State of Israel in the context of the ICHEIC.

In addition to participating in the ICHEIC process, AXA is also participating in Holocaust related initiatives undertaken by various European governments. In Germany, AXA's German affiliates are working closely under guidance of the German insurance regulatory authority, the BAV, and are also involved in the implementation of the intergovernmental agreement on Holocaust matters reached during 2000 between Germany and the United States (the "German Foundation Initiative") as it relates to the German insurance industry. In France, AXA is actively cooperating with the Matteoli Commission, a governmental commission investigating Holocaust era issues, and AXA's French subsidiaries have contributed €3.5 million (out of a total of €10.5 million contributed by the French insurance industry) to the "Fonds pour la Mémoire", a French government Holocaust-related initiative. In addition, AXA is cooperating with a similar body in Belgium, the Buysse Commission.

Management believes that the totality of claims against AXA's German affiliates should be covered under the German Foundation Initiative. With respect to claims concerning life insurance policies issued by AXA's affiliates in other European countries, particularly France and Belgium, a global settlement agreement is in the course of being negotiated. In the United States, two class action litigations concerning Holocaust era insurance policies that had been pending against certain AXA Group companies as well as various other European insurers in New York Federal District Court *(Marta Drucker Cornell et al. v. Assicurazioni Generali S.p.A. and Walter Winters, et. al. v. Assicurazioni Generali S.p.A)* were dismissed, withdrawn or otherwise resolved during 2000. In addition, various individual litigations that had been pending in various U.S. jurisdictions against certain of AXA's German affiliates were dismissed, withdrawn or otherwise resolved during 2000.

Assessing the extent of unpaid policies issued to Holocaust victims is complex due to the passage of time, incomplete records, restitution programs, payments to blocked accounts, currency devaluations, insurance portfolio transfers and nationalization of insurance companies. This assessment involves historical, actuarial, economic, regulatory and legal expertise, research and analysis. While the outcome of these matters cannot be predicted with certainty, based on the information currently available to it, management believes that the ultimate resolution of these matters should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the significant uncertainties and complexities involved in resolving these matters (including the risk of regulatory sanctions against AXA's U.S. affiliates under legislation that has been adopted in various U.S. jurisdictions and/or future Holocaust related litigation) and the likelihood that these uncertainties and complexities will not be fully resolved in the near future, AXA management is not in a position at this time to make an estimate of loss or predict whether or not these matters will have a material adverse effect on AXA's the consolidated results of operations in any particular period.

A number of lawsuits have been filed against life and health insurers in the United States and certain other jurisdictions involving insurers' sales practices, alleged agent misconduct or misrepresentation, failure to properly supervise agents and other matters. Some of the lawsuits have resulted in the award of substantial judgements against other insurers (including material amounts of punitive damages) or in substantial settlements. In the United States, Equitable Life and certain of its subsidiaries are involved in such litigation. In addition, AXA's U.S. subsidiaries (particularly AXA Financial, Equitable Life and Alliance Capital) are involved in various other types of lawsuits (both class action and individual) involving actions arising from the ownership and/or management of real estate and other types of investments, various corporate transactions (including the sale of DLJ in 2000 and the restructuring of Alliance Capital in 1999), employee benefit disputes, alleged discrimination in employment practices, as well as other matters which are described in the Annual Reports on Form 10-K for the year ended December 31, 2000 of AXA Financial and Alliance Capital, which have been filed with the U.S. SEC. In the United Kingdom, life insurers, including AXA Sun Life, have been subject to governmental investigations regarding sales practices, agent misconduct or misrepresentation and certain other matters, particularly in connection with sales of pension products. In addition, certain AXA subsidiaries have been involved in litigation in both the United States and United Kingdom concerning the validity of, and scope of coverage under, insurance and reinsurance contracts issued by them in connection with financing of various film productions. Some of these lawsuits have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages. To date no such lawsuit or investigation has resulted in an award or settlement against AXA in an amount material to the consolidated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit or investigation cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the lawsuits and investigations referred to in this paragraph should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the nature of such lawsuits and investigations, AXA's management cannot make an estimate of loss, if any, or predict whether or not such lawsuits or investigations will have a material adverse effect on the AXA's consolidated results of operations in any particular period.

In addition to the matters described above, AXA and certain of its subsidiaries are involved in various legal actions and proceedings of a character normally incident to their business. Some of these actions and proceedings have been brought on behalf of various alleged classes of claimants, and certain of these claimants seek significant or unspecified amounts of damages, including punitive damages. While the ultimate outcome of such matters cannot be predicted with certainty, based on information currently available to it, in the opinion of management no such matter is likely to have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole.

19 - Dividend Restrictions and Minimum Capital Requirements

AXA (the Company) is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, certain of the AXA's subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

In most cases, the amounts available for dividends from the AXA's insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries' historical statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests, individual subsidiary restrictions contained in company by-laws or approval of the company chief actuary.

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves, including unrealized appreciation or depreciation on securities and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on real estate as reported in regulatory filings. AXA's insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2000, management believes AXA's subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

AXA's principal insurance operations in France, the United States, the United Kingdom, Japan (2000 only), Germany and Belgium accounted for nearly 90 % of AXA's consolidated insurance reserves at December 31, 2000 and 1999. The table below presents certain statutory information that related to these entities (and before allocation to minority interests).

| | At December 31, | | | |
| | 2000 (a) | | 1999 | |
(in euro millions)	Principal life operations	Principal Property & Casualty (including the international insurance operations)	Principal life operations	Principal Property & Casualty (including the international insurance operations)
Statutory capital and surplus (b)	13,675	3,850	10,752	3,174
Maximum amount of dividends that could be paid by these operations without prior regulatory appoval	3,030	728	2,492	479

(a) *The amount at December 31, 2000 is an estimate, as certain insurance operations have not yet completed their regulatory returns for 2000.*
(b) *The statutory capital and surplus is an aggregate number, being the sum of the statutory capital and surplus for each insurance company in each country subject to local regulatory requirements, which may differ from jurisdiction to jurisdiction.*

20 - Stock Options

Executive officers and other key employees may be granted options to purchase ordinary shares of AXA (the Company) at a price generally between 90% and 100% of the market price of the ordinary shares at the date of grant. Options have a maximum term of ten years and generally become exercisable in installments of 25% per year on each of the second through fourth anniversaries of the grant date with the final 25% on either the fifth or ninth anniversary.

A summary of the status of the Company's stock options for the periods indicated is presented below:

(in euro millions)	2000 Shares	Price (a)	1999 Shares	Price (a)	1998 Shares	Price (a)
Outstanding at January 1,	7,490,763	77.40	8,940,874	53.11	7,107,697	38.02
Granted	2,038,392	163.53	1,926,100	115.59	2,358,000	95.95
Special Grants (b)	103,513	77.61				
Subscribed	(619,267)	42.70	(3,303,637)	33.97	(443,586)	40.74
Expired	(172,832)	77.99	(72,574)	75.70	(81,237)	43.17
Outstanding at December 31.	8,840,569	98.75	7,490,763	77.40	8,940,874	53.11
Options exercisable at year end	2,307,936	51.67	1,427,502	38.02	2,746,209	35.87
Options available for future grants at year end	353,172		2,357,430		774,781	

(a) Price refers to weighted average exercisable price in Euro.
(b) In June 2000, AXA issued 30.2 million ordinary shares, which were issued with preferential subscription rights and according to the terms and conditions of the AXA share option plans, the number of share options in AXA ordinary shares were increased in proportion to the increase in share capital.

Stock options issued to AXA employees, outstanding at December 31, 2000 and exercisable at such date are as follows:

	Number Exercisable Until	Number Outstanding
October 23, 2001	3,266	3,266
January 28, 2002	60,733	60,733
October 26, 2002	3,265	3,265
April 12, 2004	221,412	221,412
November 3, 2001	21,393	21,393
March 28, 2005	425,619	424,966
May 13, 2003	196,567	196,567
July 9, 2006	611,761	401,314
January 21, 2007	1,074,195	440,193
September 29, 2007	50,724	25,362
April 19, 2008	2,216,755	509,465
June 8, 2009	1,805,874	–
November 17, 2009	113,113	–
July 11, 2010	68,842	–
July 4, 2010	1,894,050	–
November 1, 2010	73,000	–
Total	**8,840,569**	**2,307,936**

In connection with AXA's buyout of minority interests in AXA Financial and upon completion of the merger with AXA Merger Corp. (a wholly owned subsidiary of AXA) with and into AXA Financial on January 2, 2001, a portion of the outstanding employee stock options in AXA Financial were exchanged for options in AXA ADSs, refer to Note 25 "Events Subsequent to December 31, 2000" for further information.

Under a separate variable option plan, in 1996 AXA granted key managers options which vest over five years to acquire approximately 2 million shares of a wholly-owned subsidiary which has as its principal asset bonds which are exchangeable into 21,523,125 AXA Asia Pacific Holdings shares. The shares under option would represent 25% of the shares issued by the subsidiary, if and when such options are exercised. Any shares acquired by exercising options are nontransferable and the holders have certain rights to put the shares to AXA for a price based on the equivalent market price of AXA Asia Pacific Holdings common stock at the date when put.

Total employee stock-based compensation cost charged to earnings was €21 million, €21 million and €19 million for the years ended December 31, 2000, 1999 and 1998, respectively.

21 - Related Party Transactions

From time to time, AXA enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the furnishing of services and/or financing of operating activities. These agreements and transactions are generally negotiated on an arms-length basis and reflect prevailing market terms and conditions for similar transactions at the time they are implemented.

Since January 1, 2000, AXA has been party to the following transactions which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions which involved goods, services, or tangible/intangible assets:

AXA/Finaxa Trademark License. The name "AXA" and the AXA trademark are owned by Finaxa. On May 21, 1996, AXA and Finaxa entered into a licensing agreement pursuant to which Finaxa (1) granted AXA a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and (2) agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in Finaxa or (ii) Finaxa and/or AXA hold, directly or indirectly, an interest in that company or partnership.

The non-exclusive license grants AXA the right, subject to the prior written approval of Finaxa, to grant sublicenses to companies controlled, directly or indirectly, by AXA. Finaxa has no obligation to grant any such approval. Over the past several years, a number of AXA's principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by AXA. AXA is obligated to pay Finaxa pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties received from sublicensees. AXA's non-exclusive license may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. Finaxa has, however, agreed not to exercise its right to terminate the license so long as Finaxa is AXA's largest shareholder. Upon termination, AXA and the companies to which it has granted sublicenses are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate.

Acquisition of the Minority Interest in AXA Financial. AXA's acquisition of the minority shareholders in AXA Financial was partially financed through a financing arrangement between AXA and AXA Financial and AXA Merger Corporation, a wholly-owned special purpose subsidiary of AXA created specifically for purposes of effecting that transaction. As part of this intragroup financing arrangement relating to the offer and the merger, AXA Financial:

(i)   sold 6.5 million shares of the Credit Suisse Group, received in connection with the sale of DLJ, to AXA for $1.2 billion; and

(ii) loaned $3.0 billion to AXA Merger Corp. which AXA Merger Corp. used to fund a portion of the cash consideration delivered to tendering AXA Financial shareholders under the terms of the tender offer.

All these transactions were on arms-length terms. Also in connection with this transaction, AXA Financial entered into continuity agreements with 43 executives of AXA Financial. These agreements were approved by the special committee of independent AXA Financial Board members created to review the terms and conditions of AXA's offer in order to promote the stability of AXA Financial's management and its focus on the ongoing business of AXA Financial. Among the executives who entered into these continuity agreements were Edward D. Miller, Chief Executive Officer of AXA Financial and vice chairman of AXA's Management Board; Michael Hegarty, Vice Chairman and Chief Operating Officer of AXA Financial and an Executive Officer of AXA; and Stanley Tulin, Vice Chairman and Chief Financial Officer of AXA Financial an Executive Officer of AXA.

Acquisition of the Minority Interest in Sun Life & Provincial Holdings (SLPH). In connection with AXA's buyout of the minority interests in SLPH in July 2000 and described in note 6 "Business Combinations" AXA offered SLPH shareholders a choice between cash and an AXA loan note, an AXA debt obligation.

AXA Nichidan. In connection with AXA's acquisition of Nippon Dantai as described in note 6 "Business Combinations", AXA contributed cash of approximately Yen 207 billion (€2 billion) to increase AXA Nichidan's capital.

Loans. AXA from time to time makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2000, the aggregate amount outstanding in respect of loans made by AXA to its subsidiaries or affiliates was approximately €2.88 billion and the largest amount of such loans outstanding during 2000 was also approximately €2.88 billion. This amount represents approximately 30 separate loans originated at different times and bearing interest at varying rates which generally reflected prevailing market rates at the respective dates such loans were originated. At December 31, 2000, there were no loans from AXA (the Company) to any member of AXA's Management or Supervisory Board.

22 - Segment Information

AXA has five operating business segments: Life and Savings (formerly the Life Insurance Segment), Property and Casualty, International Insurance, Asset Management and Other Financial Services. In addition, non-operating activities are conducted by the holding companies. The financial information for AXA's business segments, and the holding company activities, is presented on a French GAAP basis and is consistent with the presentation provided in the consolidated financial statements presented herein.

AXA has had certain significant acquisitions including Compagnie UAP (1997), Royale Belge minority interests (1998), GRE (1999) and Nippon Dantai and Sanford C. Bernstein (2000) (see note 6 "Business Combinations"). As a result of these acquisitions, AXA increased significantly its participation in insurance, financial services and other operations throughout AXA. Partly due to these acquisitions and partly due to objectives to improve AXA reporting and analysis, to more closely align the business segments with the basis used by management to evaluate performance and to allocate resources in line with the Company's strategic objectives, AXA has realigned its operating business segments and sub-segments over the course of the past three years. In all cases, the prior years' amounts have been restated accordingly for consistency.

In 1999 the International Insurance Segment was created which includes the activities reported in the former Reinsurance Segment (AXA Corporate Solutions Reinsurance, formerly named AXA Reinsurance) and the Transnational Property and Casualty Group, formerly included in the Property and Casualty Segment (AXA Corporate Solutions Insurance, formerly named AXA Global Risks), which covered all aspects of global large risk insurance and reinsurance risk cover.

No customer accounted for 10% or more of AXA's consolidated revenues in 2000. No segment is dependent upon a single customer, or a few customers, the loss of which would have a significant effect on the earnings of the segment. AXA is not dependent on any one, or a few, independent brokers or independent agents or other insurance companies for which a loss of business would have a material adverse effect on the earnings of any one of the segments or AXA as a whole.

Life and Savings Segment products and services. Includes individual and group traditional term and whole life insurance (including participating policies whereby policyholder participates in the net investments results or profits of the insurance company), immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products and other investment-linked products) and services (such as financial planning services, sales of mutual fund investments) that are designed to meet a broad range of its customers' needs throughout their financial life-cycles).

Property and Casualty Segment products and services. Includes a full range of products including principally automobile and homeowners' insurance to individuals and commercial property and liability insurance to corporate customers, including workers' compensation benefits.

International Insurance Segment products and services. The reinsurance operations principally focus on property damage, third party liability and marine property and third party liability reinsurance primarily through proportional and non-proportional treaties. The products in the insurance operations within this segment, which specifically relate to AXA Corporate Solutions Insurance, include large commercial risk coverage to large national and international corporations principally including property and casualty; marine aviation and transport; construction risk; financial risk; and directors and officers liability.

Asset Management Segment products and services. Includes diversified asset management (including mutual funds management) and related services to a variety of institutional clients and individuals, including AXA's insurance companies.

Other Financial Services Segment products and services. Principally related to DLJ that was sold in 2000, whose products and services included securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, securities lending, online interactive brokerage services and other advisory services. This segment also includes other financial services activities conducted primarily in France and Belgium.

Information described as "Insurance" below includes the three insurance segments: Life and Savings, Property and Casualty and International Insurance. Information described below as "Financial Services" includes both the Asset Management Segment and the Other Financial Services Segment.

RESULTS OF OPERATIONS

(in euro millions)	Life and Savings	Property and Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Total
	Year ended December 31, 2000						
Revenues							
Gross premiums and financial services revenues	45,997	15,579	3,651	2,984	11,760	–	79,971
Change in unearned premium reserve	(32)	(210)	(197)	–	–	–	(439)
Net investment results	14,724	2,279	634	198	238	2,791	20,863
Total revenues	**60,688**	**17,647**	**4,088**	**3,183**	**11,999**	**2,791**	**100,395**
Benefits, claims and other deductions							
Insurance benefits and claims	(51,002)	(12,824)	(3,739)	–	–	–	(67,564)
Reinsurance ceded, net	119	101	781	–	–	–	1,000
Insurance acquisition expenses (a)	(2,898)	(2,697)	(680)	–	–	–	(6,274)
Bank operating expenses	–	–	–	–	(6,509)	–	(6,509)
Administrative expenses	(2,525)	(1,924)	(243)	(2,317)	(4,739)	(124)	(11,871)
Total benefits, claims and other deductions	**(56,306)**	**(17,344)**	**(3,881)**	**(2,317)**	**(11,248)**	**(124)**	**(91,218)**
Income before income tax expense	4,382	304	207	865	751	2,668	9,177
Income tax (expense) benefit	(1,399)	40	(47)	(186)	(267)	(915)	(2,773)
Minority interests	(875)	72	(7)	(410)	(275)	(628)	(2,124)
Amortization of goodwill, net	(98)	(109)	(15)	(99)	(29)	(3)	(353)
Equity in income (loss) of unconsolidated entities	41	1	–	(5)	(60)	–	(23)
NET INCOME	**2,051**	**307**	**137**	**166**	**121**	**1,123**	**3,904**

(a) Includes acquisition costs (net of change in DAC and change in unearned premium reserve) plus amortization of value of purchased life business in-force (VBI).

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(in euro millions)	Year ended December 31, 1999						
	Life and Savings	Property and Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Total
Revenues							
Gross premiums and financial services revenues	37,091	13,593	3,109	1,928	10,806	1	66,528
Change in unearned premium reserve	(1)	207	(197)	–	–	–	9
Net investment results	11,665	2,392	576	210	193	594	15,630
Total revenues	**48,755**	**16,191**	**3,488**	**2,138**	**10,999**	**595**	**82,167**
Benefits, claims and other deductions							
Insurance benefits and claims	(42,226)	(11,409)	(3,046)	–	–	–	(56,681)
Reinsurance ceded, net	36	437	335	–	–	–	808
Insurance acquisition expenses (a)	(2,614)	(2,450)	(551)	–	–	–	(5,616)
Bank operating expenses	–	–	–	–	(5,286)	–	(5,286)
Administrative expenses	(1,983)	(1,843)	(249)	(1,629)	(4,735)	(137)	(10,577)
Total benefits, claims and other deductions	**(46,787)**	**(15,264)**	**(3,511)**	**(1,629)**	**(10,021)**	**(137)**	**(77,353)**
Income before income tax expense	1,967	927	(24)	510	977	458	4,816
Income tax (expense) benefit	(492)	(249)	(18)	(154)	(345)	(35)	(1,292)
Minority interests	(388)	(60)	(4)	(254)	(320)	169	(858)
Amortization of goodwill, net	(31)	(69)	(6)	(18)	(48)	(463)	(634)
Equity in income (loss) of unconsolidated entities	31	4	–	–	(45)	(1)	(10)
NET INCOME	**1,086**	**554**	**(51)**	**84**	**219**	**129**	**2,021**

(a) *Includes acquisition costs (net of change in DAC and change in unearned premium reserve) plus amortization of value of purchased life business in-force (VBI).*

(in euro millions)	Life and Savings	Property and Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Total
			Year ended December 31, 1998				
Revenues							
Gross premiums and financial services revenues	32,446	11,889	2,833	1,292	8,236	1	56,697
Change in unearned premium reserve	(5)	11	26	–	–	–	32
Net investment results	11,262	1,864	501	186	118	137	14,067
Total revenues	**43,703**	**13,764**	**3,360**	**1,478**	**8,354**	**138**	**70,797**
Benefits, claims and other deductions							
Insurance benefits and claims	(37,632)	(9,396)	(2,791)	–	–	–	(49,819)
Reinsurance ceded, net	–	30	350	–	–	–	381
Insurance acquisition expenses (a)	(2,420)	(1,910)	(590)	–	–	–	(4,920)
Bank operating expenses	–	–	–	–	(4,488)	–	(4,488)
Administrative expenses	(1,696)	(1,702)	(263)	(1,106)	(3,314)	(61)	(8,141)
Total benefits, claims and other deductions	**(41,748)**	**(12,978)**	**(3,294)**	**(1,106)**	**(7,802)**	**(61)**	**(66,987)**
Income before income tax expense	1,955	787	67	372	552	77	3,810
Income tax (expense) benefit	(544)	(199)	1	(112)	(187)	(181)	(1,223)
Minority interests	(448)	(179)	(19)	(162)	(195)	28	(974)
Amortization of goodwill, net	(33)	(32)	(6)	(4)	(13)	(5)	(93)
Equity in income (loss) of unconsolidated entities	6	2	–	–	–	2	11
NET INCOME	**937**	**379**	**44**	**95**	**156**	**(79)**	**1,531**

(a) *Includes acquisition costs (net of change in DAC and change in unearned premium reserve) plus amortization of value of purchased life business in-force (VBI).*

In addition to the amortization of goodwill, AXA also has amortization expense related to value of purchased business in-force (VBI), which relates specifically to the Life and Savings Segment, see note 6 " Business Combinations" relating to the amortization of VBI.

Information on the net investment results by segment is presented in note 13 "Net Investment Results".

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

(in euro millions)	Years ended December 31,		
	2000	1999	1998
Life and Savings			
France	12,528	10,555	9,547
United States	12,483	10,777	9,181
United Kingdom	7,939	7,205	5,140
Asia/Pacific	6,796	2,859	2,975
Germany	2,912	2,757	2,408
Belgium	1,099	912	921
Other countries	2,239	2,025	2,275
Total (reinsurance assumed accounted for €1,516 million, €1,275 million and €1,374 million, respectively)	**45,997**	**37,091**	**32,446**
Property and Casualty			
France	4,001	3,926	4,179
Germany	3,085	2,766	2,473
United Kingdom	2,683	2,008	905
Belgium	1,297	1,285	1,310
Other countries	4,513	3,607	3,023
Total (reinsurance assumed accounted for €404 million, €114 million and €194 million, respectively)	**15,579**	**13,593**	**11,889**
International Insurance			
AXA Corporate Solutions	3,297	2,818	2,470
Reinsurance	*2,124*	*1,385*	*1,359*
Insurance	*1,097*	*1,400*	*1,096*
Cessions	*76*	*34*	*15*
Assistance	328	281	278
Others transnational activities	26	10	84
Total (reinsurance assumed accounted for €2,544 millions, €1,807 million and €1,669 million, respectively)	**3,651**	**3,109**	**2,833**
Asset Management			
Alliance Capital	2,577	1,674	1,132
AXA Investment Managers	383	227	133
National Mutual Funds Management	24	27	26
Total Asset Management	**2,984**	**1,928**	**1,292**
Other Financial Services			
Donaldson, Lufkin & Jenrette (DLJ)	10,686	9,671	7,486
Other financial and real estate companies	1,074	1,136	750
Total Other Financial Services	**11,760**	**10,806**	**8,236**
TOTAL	**79,971**	**66,528**	**56,697**

ANALYSIS OF OPERATING COSTS AND EXPENSES:

(in euro millions)	Year ended December 31, 2000							
	Life and Savings	Property and Casualty	International Insurance	Total Insurance	Asset Management	Other Financial Services	Holding companies	Total
Insurance acquisition expenses (a)	**(2,898)**	**(2,697)**	**(680)**	**(6,274)**	**–**	**–**	**–**	**(6,274)**
By nature of expense:								
Acquisition costs (b)	(3,814)	(2,750)	(735)	(7,299)	–	–	–	(7,299)
Insurance claims expenses (c)	(368)	(885)	(228)	(1,481)	–	–	–	(1,481)
Investment management expenses (d)	(77)	(37)	(5)	(119)	–	–	–	(119)
Administrative expenses	(2,525)	(1,924)	(243)	(4,692)	(2,317)	(4,739)	(124)	(11,871)
TOTAL (b)	**(6,784)**	**(5,596)**	**(1,211)**	**(13,591)**	**(2,317)**	**(4,739)**	**(124)**	**(20,770)**
Including:								
Salaries and benefits	(2,230)	(1,725)	(226)	(4,181)	(870)	(3,046)	(40)	(8,137)
Depreciation	(168)	(99)	(14)	(281)	(53)	(134)	(8)	(476)
Commissions	(3,326)	(2,877)	(800)	(7,003)	–	–	–	(7,003)
Other charges	(1,060)	(895)	(171)	(2,126)	(1,394)	(1,559)	(76)	(5,155)

(a) Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(b) Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c) Such costs are included within "insurance benefits and claims" in the consolidated statement of income.
(d) Such costs are included within "net investment results" in the consolidated statement of income.

(in euro millions)	Year ended December 31, 1999							
	Life and Savings	Property and Casualty	International Insurance	Total Insurance	Asset Management	Other Financial Services	Holding companies	Total
Insurance acquisition expenses (a)	**(2,614)**	**(2,450)**	**(551)**	**(5,616)**	**–**	**–**	**–**	**(5,616)**
By nature of expense:								
Acquisition costs (b)	(3,258)	(2,458)	(589)	(6,305)	–	–	–	(6,305)
Insurance claims expenses (c)	(314)	(855)	(146)	(1,314)	–	–	–	(1,314)
Investment management expenses (d)	(100)	(39)	(8)	(148)	–	–	–	(148)
Administrative expenses	(1,983)	(1,843)	(249)	(4,076)	(1,629)	(4,735)	(137)	(10,577)
TOTAL (b)	**(5,655)**	**(5,195)**	**(993)**	**(11,843)**	**(1,629)**	**(4,735)**	**(137)**	**(18,345)**
Including:								
Salaries and benefits	(1,824)	(1,806)	(249)	(3,879)	(589)	(3,062)	(25)	(7,555)
Depreciation	(98)	(103)	(23)	(224)	(28)	(120)	(6)	(378)
Commissions	(2,803)	(2,413)	(625)	(5,841)	–	–	–	(5,841)
Other charges	(931)	(873)	(97)	(1,901)	(1,012)	(1,554)	(105)	(4,572)

(a) Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(b) Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c) Such costs are included within "insurance benefits and claims" in the consolidated statement of income.
(d) Such costs are included within "net investment results" in the consolidated statement of income.

(in euro millions)	Year ended December 31, 1998							
	Life and Savings	Property and Casualty	International Insurance	Total Insurance	Asset Management	Other Financial Services	Holding companies	Total
Insurance acquisition expenses (a)	**(2,420)**	**(1,910)**	**(590)**	**(4,921)**	**–**	**–**	**–**	**(4,921)**
By nature of expense:								
Acquisition costs (b)	(2,929)	(1,922)	(581)	(5,432)	–	–	–	(5,432)
Insurance claims expenses (c)	(264)	(724)	(120)	(1,107)	–	–	–	(1,107)
Investment management expenses (d)	(69)	(28)	(9)	(106)	–	–	–	(106)
Administrative expenses	(1,696)	(1,702)	(263)	(3,661)	(1,106)	(3,314)	(61)	(8,141)
TOTAL (b)	**(4,958)**	**(4,376)**	**(972)**	**(10,306)**	**(1,106)**	**(3,314)**	**(61)**	**(14,786)**
Including:								
Salaries and benefits	(1,717)	(1,465)	(197)	(3,379)	(373)	(2,099)	(15)	(5,866)
Depreciation	(65)	(78)	(9)	(152)	(16)	(87)	(5)	(260)
Commissions	(2,407)	(2,164)	(581)	(5,152)	–	–	–	(5,152)
Other charges	(768)	(669)	(186)	(1,623)	(717)	(1,128)	(41)	(3,508)

(a) Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(b) Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c) Such costs are included within "insurance benefits and claims" in the consolidated statement of income.
(d) Such costs are included within "net investment results" in the consolidated statement of income.

ANALYSIS OF TOTAL ASSETS

(in euro millions)	At December 31,	
	2000	1999
Life and Savings	367,273	307,877
Property and Casualty	37,982	37,191
International Insurance	11,275	9,985
Asset Management	9,052	1,835
Other Financial Services	16,078	125,199
Holding companies	32,957	25,393
TOTAL	**474,616**	**507,480**

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ANALYSIS OF CONSOLIDATED INVESTED ASSETS

(in euro millions)	Insurance Carrying value	Fair value	At December 31, 2000 Financial Services Carrying value	Fair value	Holding Companies Carrying value	Fair value	Total Carrying value	Fair value
Fixed maturities	128,622	132,143	6,564	6,690	190	198	135,375	139,031
Equity investments	46,650	55,225	519	529	2,819	3,823	49,987	59,578
Mortgage, policy and other loans	26,014	26,084	6,233	6,250	225	224	32,472	32,558
Real estate	11,597	13,708	96	109	252	257	11,944	14,073
Assets allocated to UK with-profit contracts	25,111	25,111	–	–	–	–	25,111	25,111
Trading account securities	5,247	5,247	2	2	–	–	5,249	5,249
Securities purchased under resale agreements	–	–	2,093	2,093	–	–	2,093	2,093
Investments in companies accounted for by the equity method	646	646	73	73	499	499	1,217	1,217
Subtotal Investments	**243,887**	**258,164**	**15,580**	**15,746**	**3,985**	**5,001**	**263,449**	**278,911**
Cash and equivalents	19,949	19,949	2,137	2,137	3,979	3,979	26,065	26,065
Separate Account assets	117,261	117,261	–	–	–	–	117,261	117,261
TOTAL CASH AND INVESTED ASSETS	**381,097**	**395,374**	**17,717**	**17,883**	**7,964**	**8,980**	**406,774**	**422,236**

(in euro millions)	Insurance Carrying value	Fair value	At December 31, 1999 Financial Services Carrying value	Fair value	Holding Companies Carrying value	Fair value	Total Carrying value	Fair value
Fixed maturities	116,529	117,692	8,102	8,295	505	506	125,137	126,493
Equity investments	36,743	47,495	2,153	2,184	1,882	2,917	40,779	52,596
Mortgage, policy and other loans	17,266	17,425	5,920	5,838	734	917	23,921	24,180
Real estate	12,469	13,427	150	158	245	243	12,864	13,828
Assets allocated to UK with-profit contracts	25,332	25,332	–	–	–	–	25,332	25,332
Trading account securities	3,423	3,423	27,847	27,847	15	15	31,285	31,285
Securities purchased under resale agreements	–	–	32,345	32,345	–	–	32,345	32,345
Investments in companies accounted for by the equity method	787	787	122	122	499	499	1,408	1,408
Subtotal Investments	**212,550**	**225,581**	**76,639**	**76,789**	**3,880**	**5,095**	**293,069**	**307,466**
Cash and equivalents	10,506	10,506	2,503	2,503	1,121	1,121	14,130	14,130
Separate Account assets	109,647	109,647	–	–	–	–	109,647	109,647
TOTAL CASH AND INVESTED ASSETS	**332,703**	**345,734**	**79,142**	**79,292**	**5,001**	**6,217**	**416,846**	**431,242**

| BY INSURANCE SEGMENT: | At December 31, 2000 | | | | | | | |
| | Life and Savings | | Property & Casualty | | International Insurance | | Total | |
(in euro millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Fixed maturities	108,675	111,628	15,259	15,759	4,688	4,756	128,622	132,143
Equity investments	33,628	39,964	11,409	13,498	1,613	1,763	46,650	55,225
Mortgage, policy and other loans	25,098	25,169	863	862	53	53	26,014	26,084
Real estate	9,113	10,670	2,125	2,613	359	425	11,597	13,708
Assets allocated to UK with-profit contracts	25,111	25,111	–	–	–	–	25,111	25,111
Trading account securities	5,247	5,247	–	–	–	–	5,247	5,247
Investments in companies accounted for by the equity method	455	455	191	191	–	–	646	646
Subtotal Investments	**207,327**	**218,244**	**29,847**	**32,923**	**6,713**	**6,997**	**243,887**	**258,164**
Cash and equivalents	16,235	16,235	2,572	2,572	1,142	1,142	19,949	19,949
Separate Account assets	117,261	117,261	–	–	–	–	117,261	117,261
TOTAL CASH AND INVESTED ASSETS	**340,823**	**351,740**	**32,419**	**35,495**	**7,855**	**8,139**	**381,097**	**395,374**

| BY INSURANCE SEGMENT: | At December 31, 1999 | | | | | | | |
| | Life and Savings | | Property & Casualty | | International Insurance | | Total | |
(in euro millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Fixed maturities	96,794	97,773	15,456	15,719	4,279	4,200	116,529	117,692
Equity investments	24,815	32,537	10,503	13,218	1,426	1,740	36,743	47,495
Mortgage, policy and other loans	16,244	16,316	978	1,064	45	45	17,266	17,425
Real estate	9,574	10,205	2,522	2,842	374	381	12,469	13,427
Assets allocated to UK with-profit contracts	25,332	25,332	–	–	–	–	25,332	25,332
Trading account securities	3,423	3,423	–	–	–	–	3,423	3,423
Investments in companies accounted for by the equity method	596	596	191	191	–	–	787	787
Subtotal Investments	**176,778**	**186,182**	**29,649**	**33,034**	**6,124**	**6,366**	**212,550**	**225,581**
Cash and equivalents	6,969	6,969	2,494	2,494	1,044	1,044	10,506	10,506
Separate Account assets	109,647	109,647	–	–	–	–	109,647	109,647
TOTAL CASH AND INVESTED ASSETS	**293,393**	**302,797**	**32,143**	**35,528**	**7,167**	**7,410**	**332,703**	**345,734**

EMPLOYEE DATA

The following table presents employees data for AXA.

	At December 31, 2000 Number of employees (a)	Year ended December 31, 2000 Salaries and benefits (in euro millions)
Life & Savings and Property & Casualty	74,585	3,955
International Insurance	5,033	226
Financial Services and Holding companies	10,739	3,956
TOTAL	**90,357**	**8,137**

(a) The employees of entities proportionately consolidated are included using the percentage of proportionate ownership.

23 - Other Liabilities

Other liabilities include provisions for risks and charges set out in the table below.

	At December 31, 2000	
(in euro millions)	2000	1999
Deferred taxes (see note 15)	5,354	4,373
Pension obligations and other similar liabilities (see note 11) (a)	3,395	2,212
Provision for restructuring costs	640	853
Provision for real estate companies	67	135
Other liabilities	2,074	1,158
TOTAL	**11,530**	**8,730**

(a) The balance at December 31, 2000 included pension obligations attributable to Nippon Dantai (acquired in March 2000) of €355 million and the cost of settling / exchanging outstanding employee share options in AXA Financial of €539 million (net of tax) from the buyout of minority interests by AXA.

PROVISIONS FOR RESTRUCTURING COSTS

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The provision for restructuring costs and charges thereto are presented in the tables below for the years indicated.

(in euro millions)	2000			1999		
	Provisions established in purchase accounting	Other provisions	Total	Provisions established in purchase accounting	Other provisions	Total
Provisions at January 1,	309	545	854	293	267	559
Additions to Existing Provisions:						
Purchase Accounting Adjustment	–	–	–	208	–	208
Through net income	–	67	67	39	387	426
Release of Provision via Payments	(114)	(107)	(221)	(273)	(91)	(364)
Release of excess provision						
Purchase Accounting Adjustment	–	–	–	–	–	–
Through net income	–	(44)	(44)	–	(16)	(16)
Other changes	(16)	–	(16)	42	(2)	40
Provisions at December 31,	179	461	640	309	545	854

In 2000, €221 million of total restructuring provisions was utilized and included: (i) €19 million in respect of Albingia acquired in 1999 in connection with the GRE acquisition (Germany), (ii) €45 million in respect of the restructuring of the UK and Irish operations of GRE acquired in 1999, (iii) €54 million relating to the restructuring of AXA's Belgium operations that commenced in 1998, and (iv) €64 million relating to the restructuring of AXA's French operations that commenced in 1999. In addition, €41 million established as part of the restructuring provision in France in 1999 was released to income in 2000.

In addition, in 2000 a provision was recorded in respect of (i) the restructuring of AXA's Australian operations of €34 million, of which €12 million was used in 2000, and (ii) AXA France Assurance holding company of €28 million.

In 1999, the increase in provisions was attributable to the acquisition of GRE and the change program project being undertaken in AXA France as summarized below.

- **France.** In order to consolidate the Company's leading position in its market, AXA France has undertaken a full-scale change program that involves the entire organization. AXA France recorded a provision in 1999 of €213 million (net of tax) to cover the cost of implementing this change initiative.
- **United Kingdom.** Subsequent to the GRE acquisition, a program to restructure property and casualty operations was undertaken. The costs related to implementing this program, which is scheduled for completion in 2001, are estimated at €174 million, of which €114 million was recorded in the opening balance sheet and €39 million was charged to 1999 income.

OTHER LIABILITIES

In conjunction with the acquisition of Sanford C. Bernstein, Inc., AXA Financial provided redemption rights to the former shareholders of Sanford C. Bernstein, Inc. after a two-year lockout period and over a subsequent eight-year period (maximum of 20% per year). As a result of this contingency, a provision equal to the amount of the AXA Financial dilution gain of €928 million (before tax and minority interests) has been recorded in 2000 (see note 6 " Business Combinations" and note 13 "Net Investment Results" for further details).

EURO

The total estimated cost of the changeover of AXA's operations to report in Euros is approximately €180 million, of which €75 million was incurred up to December 31, 2000. 45% of the total cumulative costs to December 31, 2000 related to the information systems and 28% relate to training costs. These costs are charged against income in the period that the cost is incurred. No material provision was established.

24 - Principal Subsidiaries and Companies Accounted for under the Equity Method

The following table lists the companies consolidated or included by the equity method of accounting as well as the Company's share of the subsidiary's voting rights and direct and indirect ownership interest, at December 31, 2000 and 1999.

In 2000, the names of certain subsidiaries were changed as set out below.

– In connection with the integration of reinsurance and large commercial risk operations (within the International Insurance Segment), AXA Reinsurance, AXA Global Risks and their subsidiaries were renamed AXA Corporate Solutions Reinsurance and AXA Corporate Solutions Insurance, respectively.

– In the United Kingdom, the asset management operations of AXA Sun Life Asset Management began to market its products under the name of AXA Investment Managers UK. In Germany, AXA Colonia Asset Management and AXA Colonia AG were renamed AXA Asset Management Deutschland Gmbh and AXA Investment Managers Deutschland Gmbh, respectively.

– In the United Kingdom, Sun Life & Provincial Holdings (SLPH) was renamed AXA UK Holdings, following the buyout of minority interests in SLPH by AXA in 2000.

– In Morocco, AXA Al Amane Assurance was renamed AXA Assurance Maroc.

COMPANIES FULLY CONSOLIDATED

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Parent and Holding Companies	2000		1999	
	Voting rights	Ownership interest	Voting rights	Ownership interest
France				
AXA	Parent company		Parent company	
AXA China	100.00	75.99	100.00	67.98
AXA Direct	100.00	100.00	100.00	100.00
AXA France Assurance	100.00	100.00	100.00	100.00
AXA Participations	–	–	100.00	99.61
Colisée Excellence	100.00	100.00	100.00	100.00
Financière 45	100.00	100.00	100.00	100.00
Financière Mermoz	100.00	100.00	100.00	100.00
Jour Finance	100.00	100.00	100.00	100.00
Lor Finance	100.00	100.00	99.87	99.87
Mofipar	100.00	100.00	99.92	99.92
Société Beaujon	99.99	99.99	99.99	99.99
United States				
AXA Financial, Inc.(**)	100.00	99.99	60.25	58.43
United Kingdom				
AXA Asset Management Ltd	100.00	94.90	100.00	93.79
AXA Equity & Law Plc	99.94	99.94	99.94	99.94
AXA Reinsurance UK Holding Ltd	100.00	99.70	100.00	99.72
Guardian Royal Exchange Plc	100.00	99.99	100.00	56.31
Guardian Royal Exchange International BV	–	–	100.00	56.31
AXA UK Holdings Plc	100.00	99.99	56.32	56.31
Asia/Pacific				
AXA Nichidan Insurance Holdings (*)	96.39	96.39	–	–
AXA Insurance Investment Holding	100.00	100.00	100.00	100.00
AXA Asia Pacific Holdings Ltd	51.00	51.00	51.00	47.11
National Mutual International	100.00	51.00	100.00	47.11
Germany				
AXA Colonia Konzern AG	90.86	90.17	86.98	86.04
GRE Continental Europe Holding Gmbh	100.00	90.17	100.00	86.04
Kölnische Verwaltungs	99.56	97.3	99.54	96.33
Belgium				
AXA Holdings Belgium	99.98	99.80	99.98	99.80
AXA Participations Belgium	100.00	99.74	100.00	99.72
Finaxa Belgium	99.99	99.99	99.99	99.99
Luxembourg				
AXA Luxembourg SA	100.00	99.80	100.00	99.80
The Netherlands				
AXA Nederland BV	94.36	99.80	100.00	99.80
AXA Verzekeringen	100.00	99.80	100.00	99.80
Gelderland	100.00	99.80	100.00	99.80
Royale Belge International	100.00	99.80	100.00	99.80
Vinci BV	100.00	100.00	100.00	100.00
Spain				
AXA Aurora	100.00	100.00	70.00	69.85
Italy				
AXA Italia S.P.A	100.00	99.98	100.00	99.61
Morocco				
AXA Ona	51.00	51.00	51.00	50.80
Turkey				
AXA Oyak Holding AS	50.00	50.00	50.00	50.00

(*) Consolidated for the first time in 2000.
(**) The voting rights and ownership interest in AXA Financial, Inc. reflects the consummation of the merger between AXA Merger Corp. (a wholly-owned subsidiary of AXA created specifically for the purpose of effecting the AXA Financial transaction) with and into AXA Financial, Inc. on January 2, 2001.

Insurance and reinsurance	2000 Voting rights	2000 Ownership interest	1999 Voting rights	1999 Ownership interest
France				
Argovie	94.03	93.46	94.03	93.46
AXA Assistance	100.00	100.00	100.00	100.00
AXA Assurances Iard	100.00	100.00	100.00	100.00
AXA Assurances Vie	100.00	99.93	100.00	99.93
AXA Cessions	100.00	99.70	100.00	100.00
AXA Collectives	99.40	99.40	99.40	99.40
AXA Conseil Iard	100.00	100.00	100.00	100.00
AXA Conseil Vie	100.00	100.00	100.00	100.00
AXA Courtage Iard	99.65	99.65	99.77	99.77
AXA Corporate Solutions Insurance	98.49	98.20	98.49	98.49
AXA Ré Finance	79.00	78.76	79.00	78.78
AXA Corporate Solutions Reinsurance	99.74	99.70	99.80	99.72
C.G.R.M Monté-Carlo	100.00	99.70	100.00	99.72
Direct Assurances Iard	100.00	100.00	100.00	100.00
Direct Assurances Vie	100.00	100.00	100.00	100.00
Juridica	98.51	98.51	98.52	98.52
Saint-Georges Ré	100.00	100.00	100.00	100.00
SPS Ré	69.94	69.73	69.94	69.75
United States				
AXA America Corporate Solutions, Inc.	100.00	99.70	100.00	99.72
AXA Corporate Solutions Insurance Co.	100.00	99.70	100.00	98.04
AXA Corporate Solutions Life Reinsurance Co.	100.00	99.70	100.00	99.72
AXA Corporate Solutions Reinsurance Co.	100.00	99.70	100.00	99.72
AXA Corporate Solutions Property & Casualty (*)	100.00	99.70	–	–
AXA Corporate Solutions America Insurance Co. (*)	100.00	99.70	–	–
The Equitable Life Insurance Soc. (**)	100.00	99.99	100.00	58.43
Canada				
AXA Canada	100.00	100.00	100.00	100.00
United Kingdom				
AXA Equity & Law Life Insurance Soc.	100.00	99.99	100.00	56.31
AXA Global Risks UK Ltd	100.00	99.70	100.00	98.49
AXA Insurance UK	100.00	99.99	100.00	56.31
AXA Reinsurance UK Plc	100.00	99.70	100.00	99.72
AXA Sun Life	100.00	99.99	100.00	56.31
AXA UK	100.00	100.00	100.00	100.00
English & Scottish	100.00	100.00	100.00	100.00
GREA Insurance	100.00	99.99	100.00	56.31
Guardian Insurance Ltd	–	–	100.00	56.31
PPP Group Plc	100.00	99.99	100.00	56.31
PPP Healthcare Ltd	100.00	99.99	100.00	56.31
PPP Lifetimecare	100.00	99.99	100.00	56.31
Ireland				
Guardian Dublin Docks	–	–	100.00	56.31
Guardian PMPA Group Ltd	100.00	99.99	100.00	56.31
Asia/Pacific				
AXA Nichidan Life (*)	100.00	96.39	–	–
AXA Insurance Hong Kong	100.00	100.00	100.00	100.00
AXA Insurance Singapore	100.00	100.00	100.00	100.00
AXA Life Insurance	–	–	100.00	100.00
AXA Life Hong Kong	–	–	100.00	100.00
AXA Life Singapore	100.00	51.00	100.00	47.11
AXA Minmetals Insurance Co Ltd	51.00	38.75	51.00	34.67
AXA Non Life Insurance Co Ltd	100.00	100.00	100.00	100.00
AXA Corporate Solutions Asia Pacific Private Ltd	100.00	99.70	100.00	99.72
GRE Singapore Branch	–	–	100.00	100.00
AXA General Insurance Hong Kong	100.00	100.00	100.00	100.00
AXA Australia/New Zealand (31 companies)	100.00	51.00	100.00	47.11

(*) Consolidated for the first time in 2000.

(**) The voting rights and ownership interest in AXA Financial, Inc. reflects the consummation of the merger between AXA Merger Corp. (a wholly-owned subsidiary of AXA created specifically for the purpose of effecting the AXA Financial transaction) with and into AXA Financial, Inc. an January 2, 2001.

Insurance and reinsurance	2000		1999	
	Voting rights	Ownership interest	Voting rights	Ownership interest
Germany				
Albingia Lebenversicherung	–	–	100.00	85.17
Albingia Versicherung	–	–	98.98	85.17
AXA Colonia	90.86	90.17	100.00	86.04
Sicher Direct	100.00	90.17	100.00	93.02
Austria				
AXA Nordstern Colonia Versicherung	100.00	90.17	100.00	86.04
AXA Nordstern Colonia Leben	100.00	90.17	100.00	86.04
Hungary				
AXA Colonia Biztosito Dommages	100.00	90.17	–	–
AXA Colonia Biztosito Vie	100.00	90.17	–	–
Belgium				
Ardenne Prévoyante	100.00	99.80	100.00	99.80
AXA Royale Belge	100.00	99.80	100.00	99.80
Assurance Courtraisienne	–	–	100.00	99.80
UAB	100.00	99.80	100.00	99.80
Luxembourg				
AXA Assurances Luxembourg	100.00	99.80	100.00	99.80
AXA Assurances Vie Luxembourg	100.00	99.80	100.00	99.80
Créalux	100.00	99.80	100.00	99.80
Futur Ré	100.00	98.19	100.00	98.49
Paneurore	100.00	97.92	100.00	85.35
The Netherlands				
AXA Leven NV	100.00	99.80	100.00	99.80
AXA Schade	100.00	99.80	100.00	99.80
AXA Zorg NV	100.00	99.80	100.00	99.80
Unirobe Groep	100.00	99.80	100.00	99.80
Spain				
AXA Aurora Iberica de Seguros y Reaseguros	99.68	99.68	99.82	69.72
AXA Aurora Vida de Seguros y Reaseguros	99.68	99.68	99.82	69.72
AXA Aurora Vida	99.96	99.65	98.51	69.12
Ayuda Legal de Seguros y Reaseguros	100.00	99.67	100.00	69.65
Hilo Direct de Seguros y Reaseguros	50.00	50.00	71.43	49.89
Italy				
AXA Assicurazioni	99.99	99.98	99.99	99.93
AXA Interlife	100.00	100.00	100.00	100.00
UAP Vita	100.00	99.89	100.00	99.89
Switzerland				
AXA Compagnie d'Assurances	99.95	99.95	99.95	99.56
AXA Compagnie d'Assurances sur la Vie	99.99	99.98	100.00	99.61
Portugal				
AXA Portugal Companhia de Seguros	93.76	99.30	99.55	98.97
AXA Portugal Seguros Vida	95.09	95.09	95.09	95.06
Morocco				
AXA Assurance Maroc	99.99	51.00	100.00	50.80
Compagnie Africaine d'Assurances	–	–	100.00	50.80
Epargne Croissance	99.59	50.80	99.59	50.59
Turkey				
AXA Oyak Hayat Sigorta	100.00	50.00	100.00	50.00
AXA Oyak Sigorta	71.02	35.51	71.02	35.51

Financial services	2000 Voting rights	2000 Ownership interest	1999 Voting rights	1999 Ownership interest
France				
AXA Banque	100.00	100.00	98.70	95.91
AXA Crédit	65.00	65.00	65.00	63.16
AXA Investment Managers (11 companies)	97.49	94.90	100.00	93.79
AXA Millésimes	36.18	36.14	36.18	36.15
Banque des Tuileries	100.00	100.00	100.00	97.18
Colisée 21 Matignon	100.00	100.00	100.00	100.00
Colisée Delcassé	–	–	99.98	94.87
Colisée Jeûneurs	–	–	99.98	94.87
Colisée Saint-Georges SA	–	–	100.00	100.00
Colisée Suresnes	96.33	96.32	96.33	94.89
Colisée Victoire	99.74	99.74	99.74	99.74
Compagnie Financière de Paris	100.00	100.00	97.18	97.18
Compagnie Parisienne de Participations	100.00	100.00	100.00	97.18
Holding Soffim	100.00	100.00	100.00	97.18
Monté-Scopeto	100.00	100.00	99.99	97.17
Société de Gestion Civile Immobilière	100.00	100.00	100.00	100.00
Sofapi	100.00	100.00	100.00	97.18
Sofinad	100.00	100.00	100.00	97.18
Transaxim SNC	100.00	100.00	100.00	97.18
United States				
Alliance Capital Management	52.64	52.64	58.46	34.16
AXA Investment Managers (5 companies)	100.00	94.90	100.00	93.79
AXA Rosenberg LLC	50.00	47.39	50.00	46.90
Donaldson, Lufkin & Jenrette	–	–	71.15	42.17
United Kingdom				
AXA Investment Managers UK	100.00	94.90	100.00	68.80
Asia/Pacific				
AXA Investment Managers Hong Kong	100.00	94.90	100.00	93.79
AXA Investment Managers Hong Kong SAR	100.00	94.90	100.00	93.79
AXA Investment Managers Tokyo	100.00	94.90	100.00	93.79
National Mutual Funds Management (19 companies)	100.00	51.00	100.00	47.11
Germany				
AXA Asset Managers Deutschland Gmbh	100.00	94.90	100.00	90.00
AXA Colonia Bausparkasse AG	99.65	89.85	99.65	85.75
AXA Investment Managers Deutschland Gmbh	85.00	80.66	77.50	70.64
AXA Vorsorgebank (*)	100.00	90.17	–	–
Belgium				
AXA Bank Belgium	100.00	99.80	100.00	99.80
AXA Investment Managers Bruxelles	100.00	94.90	100.00	93.79
IPPA Vastgoed	100.00	99.80	100.00	99.80
The Netherlands				
AXA Investment Managers Den Haag	100.00	94.90	100.00	93.79
Italy				
AXA Investment Managers Milan (*)	100.00	94.90	–	–

(*) Consolidated for the first time in 2000.

COMPANIES PROPORTIONALLY CONSOLIDATED

Insurance	2000		1999	
	Voting rights	Ownership interest	Voting rights	Ownership interest
France				
Natio Assurances	50.00	50.00	50.00	50.00
NSM Vie	40.10	40.07	40.64	40.64
Asia/Pacific				
Dongbu AXA Life Assurance Co Ltd	–	–	50.00	50.00
Belgium				
Assurances de la Poste	50.00	49.90	50.00	49.90
Assurances de la Poste Vie	50.00	49.90	50.00	49.90

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Insurance	2000		1999	
	Voting rights	Ownership interest	Voting rights	Ownership interest
Germany				
Général Ré	49.90	36.19	49.90	36.19
Die Alternative (*)	100.00	100.00	–	–
Italy				
Eurovita	–	–	30.00	29.98
Asia/Pacific				
Members Equity Pty Ltd (*)	50.00	25.50	–	–
AXA Australia Home Loans Trust	100.00	51.00	100.00	47.11
AXA Australia Diversified Property Trusts	23.00	11.70	25.50	10.90
Sime AXA Behad	–	–	30.00	30.00
Ticor	28.60	14.59	28.60	13.47

Financial services				
France				
Banque de Marchés et d'Arbitrages	27.71	27.68	27.71	27.69
Banque Worms	100.00	100.00	100.00	98.50

(*) Consolidated for the first time in 2000.

25 - Events Subsequent to December 31, 2000

DISPOSALS

Following the letter of intent executed in October 2000, on February 6, 2001 AXA agreed to sell Banque Worms to Deutsche Bank. Under the terms of the agreement, AXA will retain certain of Banque Worms' business assets, including those related to discontinued businesses, as well as the majority of its investment securities. In addition, AXA will provide a guaranty to Deutsche Bank covering certain losses incurred by Banque Worms in the event of payment defaults associated with loans transferred with Banque Worms in the transaction. AXA's consolidated financial statements for 2000 included an exceptional charge of €125 million relating to the provision for current and future losses relative to this transaction. The sale was completed on April 2, 2001. The final purchase price is currently being determined.

INHERITED ESTATE OF AXA EQUITY & LAW

On December 22, 2000, the High Court of Justice in the United Kingdom approved the financial reorganization plan that AXA Equity & Law submitted to its policyholders, according to which a portion of the assets of AXA Equity & Law that had accumulated over the years (referred to as the "Inherited Estate") would be attributed to AXA as the shareholder, and the remainder would be attributed to policyholders in the form of a reorganization bonus. In addition, policyholders who elected to support the proposal will receive cash payments made by AXA. In the absence of appeal, the High Court approval became irrevocable in January 2001.

When policyholders voted on AXA's proposal in October 2000, the holders of 542,000 policies, representing 79% of the policies by value, elected to accept AXA's proposal. The reorganization became effective on April 1, 2001. At such time, AXA (i) has set aside the sum of £225 million to pay additional future bonuses to the policyholders, and (ii) started to make cash payments (which will continue during April 2001), which will amount to, on average, £400 per contract to policyholders who elected to accept the proposal (for a total of approximately £227 million).

The accounting impact relating to this transaction is currently under review as the financial reorganization is not expected to be completed until July 2001.

CAPITAL AND FINANCING OPERATIONS

On January 1, 2001, the outstanding 4.5% mandatory convertible bonds matured. At such time, the debt was converted into 7.2 million ordinary shares of AXA, of which 2.8 million ordinary shares will be owned by subsidiaries of AXA. This will increase shareholders' equity by €320 million and decrease subordinated debt in 2001 by €192 million (€128 million of debt was held by AXA affiliates and, therefore, eliminated on consolidation in prior periods).

On January 2, 2001 and in connection with the exchange offer and subsequent merger of AXA Financial (i) AXA Merger Corp. was merged with and into AXA Financial, (ii) the remaining shares of AXA Financial common stock outstanding were converted into the right to receive $35.75 in cash (without interest) and 0.295 of an AXA ADS, and (iii) AXA Financial became a wholly-owned subsidiary of AXA. 4.9 million of ordinary shares were issued in connection with the merger and thereby increased AXA's shareholders' equity by €0.7 billion. In addition and upon completion of the merger, all of the outstanding employee stock options in AXA Financial common stock were either settled in cash or exchanged into options in AXA ordinary shares (in the form of AXA ADSs). The number of AXA Financial stock options that were exchanged into options in AXA ADSs amounted to 9.1 million (or an equivalent of 4.5 million AXA ordinary shares), of which 8.5 million (or an equivalent of 4.2 million AXA ordinary shares) became immediately exercisable upon exchange.

In February 2001 and in response to favorable market conditions, AXA increased the amount of debt issued under its $5.0 billion debt shelf registration statement filed with the U.S. SEC by $770 million (approximately €827 million at transaction date). The debt securities issued were denominated in two currencies: U.S. dollar and Euro. In the aggregate, the amounts issued under this debt shelf registration statement have increased to $1,250 million, €1,100 million and £325 million.

AXA has sold the remaining shares of Credit Suisse Group received in connection with the sale of DLJ. The proceeds were used to pay down a portion of the $2.75 billion three-year term loan (borrowed in December 2000 to partly fund the buyout of minority interests in AXA Financial) denominated in Swiss francs. At the end of February 2001, the outstanding balance on the three-year term loan totaled $1,810 million and was denominated in U.S. dollars.

At the annual general meeting of shareholders of AXA held on May 9, 2001:

• AXA's shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The pro-forma impact on net income per ordinary share (and per ADS) is presented in note 27 " Condensed U.S. GAAP Financial Statements and Additional U.S. GAAP disclosures"; and

• the declaration of a dividend in respect of 2000 of €2.20 per ordinary share on a pre-stock split basis. The dividend was paid on May 14, 2001 to holders of AXA ordinary shares and is payable on June 8, 2001 to holders of AXA ADSs.

26 - Summary of Material Differences Between Accounting Principles Generally Accepted in France and in the United States

AXA's consolidated financial statements are prepared in accordance with generally accepted accounting principles in France (French GAAP). These accounting principles differ in certain material respects from generally accepted accounting principles in the United States (U.S. GAAP). The significant differences between French GAAP and U.S. GAAP are summarized below.

CHANGES IN ACCOUNTING METHODOLOGIES UNDER U.S. GAAP

Statement of Position No. 98-7 "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7") became effective on January 1, 2000. SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, suing the deposit method of accounting. SOP 98-7 did not have a material impact on AXA's financial condition and operating results under U.S. GAAP.

In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 regarding the definition of an employee, the criteria for determining a non-compensatory plan, the accounting for changes to the terms of previously fixed share option plans or awards, the accounting for an exchange of stock options (share options) in a business combination (which does not apply to acquisitions of minority interests), and other share option-related issues. FIN 44 became effective July 1, 2000, with respect to new awards, modifications to outstanding awards, and changes in grantee status that occur on or after that date. In general, the adoption of FIN 44 did not have a material impact on AXA's financial condition and operating results under U.S. GAAP. However, as a result of the acquisition of minority interests in AXA Financial, under U.S. GAAP, the cost of exchanging / settling the outstanding employee stock options of AXA Financial was not permitted to be included in the purchase price as under French GAAP, but was recorded as an immediate charge against income in 2000.

In September 2000, FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" ("FAS 140"). FAS 140 addresses the recognition and measurement of servicing assets and liabilities and the extinguishments of liabilities. FAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities that occur after March 31, 2001, and is to be applied prospectively with certain exceptions. Special Purpose Entities ("SPEs") used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs as long as they issue no beneficial interests and accept no new asset transfers after March 31, 2001, other than transfers committed to prior to that date. Under FAS 140, the transferor does not consolidate qualifying SPEs. In addition, FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations and retained interests in securitizations for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires (a) certain assets pledged as collateral to be reported separately in the consolidated balance sheet from assets not so encumbered, and (b) disclosure of assets pledged as collateral that have not been reclassified and reported separately. Adoption of the new requirements is not expected to have a significant impact on AXA's financial condition and operating results under U.S. GAAP.

In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), which became effective in fourth quarter 2000. SAB 101 addresses the issues relating to revenue recognition. SAB 101 did not have a material impact on AXA's financial condition and operating results under U.S. GAAP.

SCOPE OF CONSOLIDATION

Under U.S. GAAP, majority-owned companies, based on voting rights directly or indirectly held of 50% or more, are fully consolidated. Entities that are less than majority-owned companies but AXA exercises significant influence (generally 20% or more owned), including those companies proportionately consolidated under French GAAP, are included in the consolidated financial statements using the equity method of accounting. Under the equity method of accounting the investment is carried at cost of acquisition, plus the share in undistributed earnings or losses since acquisition and less amortization of goodwill.

Under French GAAP, AXA accounts for its investments in investment companies and real estate companies (including mutual funds) owned by French life insurance subsidiaries using the cost method. Under U.S. GAAP, such entities are either accounted for using the equity method or consolidated as AXA either exercises significant influence over or controls such entities, respectively. In consolidating mutual funds for U.S. GAAP purposes, investment securities held by the funds are carried at estimated fair value and changes in estimated fair value are included in net income.

BUSINESS COMBINATIONS - PURCHASE ACCOUNTING

Business acquisitions are generally accounted for using the purchase method under both French GAAP and U.S. GAAP. The basis for determining goodwill under French GAAP differs significantly from the basis used under U.S. GAAP as described below.

PURCHASE PRICE

- Under both French GAAP and U.S. GAAP, the purchase price is determined at transaction date unless newly issued ordinary shares are exchanged. If ordinary shares are issued in connection with an acquisition, under French GAAP the purchase price is determined at the closing date of the offer period whereas under U.S. GAAP the purchase price is determined at the date the merger agreement is signed and announced (so long as the terms of exchange are fixed), using the average market rate over a period consisting of a number of days before and after such date.

- In connection with an acquisition of a target company, not of a minority interest, under both French GAAP and U.S. GAAP, the purchase price includes the cost of settling or exchanging outstanding employee share options of the target company. However, in respect of a minority interest buyout, costs associated with settling or exchanging outstanding employee share options are included in the purchase price under French GAAP, but are excluded from the purchase price and recorded as compensation expense under U.S. GAAP.

- Under French GAAP, Certificates of Guaranteed Value issued in connection with an acquisition are not recorded as part of the purchase price but are off-balance sheet liabilities until the maturity date. Under U.S. GAAP, at the date of acquisition these certificates are recorded at fair value and included in the purchase price: such instruments are classified as debt with the change in fair value recorded in earnings until cancelled or settled.

VALUE OF NET ASSETS ACQUIRED TO DETERMINE GOODWILL

Under French GAAP, in respect of acquisitions of insurance companies, in general, the portion of assets acquired and liabilities assumed, other than certain fixed maturities and non-insurance liabilities, are recorded at their estimated fair value; however, insurance liabilities are maintained at historical cost if the basis for measuring such value is consistent with the French accounting principles. Acquired assets and liabilities of a non-insurance company are maintained at their historical cost (carrying value) except for real estate, which is recorded at estimated fair value. The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests are maintained at carrying value at date of acquisition. Under U.S. GAAP and in respect of all acquisitions, including the buyout of minority interests, the portion of assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.

GOODWILL

Under French GAAP, the difference between the purchase price and the value of the portion of net assets acquired represents goodwill. A portion of goodwill can be charged directly to shareholders' equity to the extent that ordinary shares are issued in connection with the transaction. The remaining amount is recorded as a goodwill asset. Under U.S. GAAP, the difference between the purchase price and the fair value of the portion of net identifiable assets acquired represents goodwill, which is recorded as an asset. Under both French GAAP and U.S. GAAP, the goodwill asset is amortized over the remaining estimated useful life.

REVISION TO ORIGINAL PURCHASE PRICE AND GOODWILL

Under French GAAP, revisions can be made up to the end of financial year following the acquisition. Under U.S. GAAP, revisions for outstanding contingencies can be made up to 12 months from the date of acquisition.

ACCOUNTING FOR INVESTMENTS IN FIXED MATURITIES, EQUITY AND REAL ESTATE

Under French GAAP, valuation allowances are recorded for declines in the value of real estate deemed to be other than temporary. Under U.S. GAAP, impairments in the value of real estate investments are evaluated whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable based on the estimated future undiscounted cash flows and may be consequently remeasured at the lower of the carrying value or fair value less selling costs.

Under French GAAP for insurance companies, fixed maturities and equity investments are carried at amortized cost and original cost, respectively, less valuation allowances. Such valuation allowances are eliminated for U.S. GAAP as fixed maturity and equity securities are written down directly, but only for declines in value deemed to be other than temporary.

Under U.S. GAAP, securities classified as "held to maturity" are reported at amortized cost, securities classified as "trading" are reported at fair value with changes in unrealized gains and losses included in income, and securities classified as "available for sale" are reported at fair value with changes in unrealized gains and losses included in "Other comprehensive income" (a separate component of shareholders' equity). Assets in respect of separate account (unit linked) contracts (with the exception of separate accounts with guaranteed investment returns) are reported at fair value with changes in unrealized gains and losses recorded in income, similar to fixed maturity and equity securities classified as trading.

TREATMENT OF UNREALIZED INVESTMENT GAINS ON ASSETS ALLOCATED TO UK WITH-PROFIT CONTRACTS

Under French GAAP, in accounting for UK with-profit contracts, revenues and expenses are matched in net income given that both changes in the estimated fair values of assets (including real estate) allocated to the UK with-profit contracts and the corresponding increases or decreases in the UK with-profit contract policyholder benefits are included in net income.

Under U.S. GAAP, which has developed in a different environment from that in which the UK with-profit contract was developed, fixed maturity and equity investments allocated to UK with-profit contracts are classified as available-for-sale. Therefore, the entire change in net unrealized investment gains or losses on such assets are not recognized in income but recorded in other comprehensive income (a separate component of shareholders' equity). Real estate assets allocated to UK with-profit contracts are carried at cost, less accumulated depreciation and subject to impairment testing. Consequently, U.S. GAAP requires that the change in unrealized gains and losses on assets allocated to UK with-profit contracts be excluded from net income, while requiring recognition of a corresponding change in the liability for UK with-profit policyholder benefits in net income. Accordingly, AXA believes that this exclusion under U.S. GAAP results in amounts that do not reflect fully the economic effect of the UK with-profit contracts. An increase in the estimated fair value of these assets results in an increase in the liability for policyholder benefits, and a reduction of AXA's consolidated net income. A decrease in the estimated fair value of assets results in a decrease in the liability for policyholder benefits, and an increase in AXA's consolidated net income.

The reconciliations that present the effect of significant differences between French GAAP and U.S. GAAP on consolidated net income and consolidated shareholders' equity present consolidated net income and consolidated shareholders' equity in accordance with U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK with-profits contracts, resulting in a presentation AXA believes is more meaningful under the circumstances.

FUTURE POLICY BENEFITS

AXA's European Subsidiaries (excluding the UK and the Netherlands). Under French GAAP, AXA's European subsidiaries calculate future policy benefits in accordance with the applicable regulatory and accounting rules using actuarial assumptions relating to investment yields, mortality, morbidity and expenses. Contracts are assumed to remain in-force until their contractual maturity date or the death of the insured.

Under U.S. GAAP, future policy benefits for traditional life policies are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company's experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings.

AXA's non-European subsidiaries, the UK, the Netherlands (excluding Equitable Life). For AXA's non-European subsidiaries and the life operations in United Kingdom and the Netherlands, excluding Equitable Life, the calculation of future policy benefits under French GAAP is substantially the same as under U.S. GAAP.

Equitable Life. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". Management has elected not to implement FAS 120 for AXA's consolidated financial statements under U.S. GAAP and accordingly has maintained its previous U.S. GAAP methodology for all long-duration participating life insurance contracts.

CATASTROPHE EQUALIZATION RESERVE

Under French GAAP, in accordance with local regulatory requirements in certain jurisdictions in which AXA operates, AXA provides a catastrophe equalization reserve for future catastrophe and other unusual losses. U.S. GAAP does not permit recording reserves for such losses until incurred.

TREASURY SHARES

Under French GAAP, treasury shares are reported as an asset if they are held for sale. The gain or loss realized on the sale of such shares is included in income. Under U.S. GAAP, the cost of treasury shares is reported as a deduction from shareholders' equity. If such shares are then reissued, the proceeds received are correspondingly reported as an increase to shareholders' equity. Therefore, any gains or losses from holding such shares are recorded as adjustments to shareholders' equity.

SHARES ISSUED BY A SUBSIDIARY (DILUTION GAINS)

When a subsidiary of AXA issues shares, this decreases (dilutes) AXA's ownership interest in that subsidiary and is treated as a partial disposal of the investment in that subsidiary.

Under both French GAAP and U.S. GAAP, if a subsidiary issues shares for a price in excess of or less than the carrying value of the investment in that subsidiary, the difference is generally reflected as an after-tax gain or loss in income. However, the after-tax gain or loss may differ between French GAAP and U.S. GAAP due to differences in the underlying accounting principles used for determining the value of net assets disposed.

– As described in note 6 "Business Combinations", AXA's ownership interest in SLPH decreased from 71% to 56% in connection with the GRE acquisition. Based on the value of the net assets disposed, an after-tax gain of €486 million (group share) was recorded in income under French GAAP as compared to an after-tax gain of €425 million (group share) recorded in income under U.S. GAAP, or a difference of €61 million.

Under French GAAP, in the event that a subsidiary issues shares and there is a specific plan to repurchase such shares (at the time shares were issued), this gain is recorded in income with a corresponding charge to establish a provision, on a pre-tax basis. There is no impact on AXA's consolidated net income and shareholders' equity under French GAAP. At the point in time a portion or all of the issued shares are repurchased, a portion or all of the provision will be released with a corresponding reduction in goodwill arising on the acquisition. Under U.S. GAAP, the after-tax gain is accounted for as a capital transaction and recorded in shareholders' equity.

– As described in note 6 "Business Combinations", in connection with the acquisition of Sanford C. Bernstein, Inc., (i) AXA Financial's percentage ownership in Alliance Capital decreased from 56.3% to 52.8% and, therefore, a realized gain of €928 million (before tax and minority interests) was recorded and (ii) AXA Financial provided redemption rights to the former shareholders. Under French GAAP, the gain of €928 million was recorded and fully offset by a corresponding provision whereas under U.S. GAAP the after-tax gain (group share) of €326 million was recorded in shareholders' equity.

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OTHER DIFFERENCES

Restructuring Provisions. Under French and U.S. GAAP, the nature of costs that can be included in restructuring provisions is generally similar. However, U.S. GAAP requires that certain conditions exist before recording a restructuring provision which are not required under French GAAP. Among such conditions is the U.S. GAAP requirement that the benefit arrangement be communicated to employees and include sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated. As a result of this and other conditions, certain costs included in restructuring provisions under French GAAP are not permitted under U.S. GAAP.

Intercompany Transactions. Under French GAAP, realized gains or losses on intercompany sales of assets are not eliminated if (i) one of the parties to the transaction is an insurance or reinsurance company of AXA, or (ii) the loss is a result of a permanent impairment. Under U.S. GAAP, all gains or losses on intercompany sales of assets are eliminated with appropriate recognition given for asset impairment.

Under French GAAP, capital gains are recognized when appreciated securities or real estate are contributed to mutual funds or real estate funds established for the purpose of supporting Savings Contracts (see note 13). Under U.S. GAAP, such gains are proportionately recognized when the Savings Contracts are issued or the fund shares are sold to entities not included in the consolidated financial statements.

Stock-Based Compensation (other than in respect of business combinations). Under French GAAP the accounting is similar to U.S. GAAP with the exception that no compensation expense is recorded for the Company's stock option plans and its employee stock purchase plans. Additional compensation expense attributable to these stock option plans and employee stock purchase plans is recorded under U.S. GAAP.

Pension plans. For U.S. GAAP purposes, AXA has adopted FAS 87, "Employer's Accounting for Pensions", as of January 1, 1989. At the date of adoption a transition asset, reflecting the overfunded status of AXA Equity & Law's pension plan, was recorded and is being amortized over the remaining fifteen-year average service life of employees.

Under FAS 87, if the liability is less than the excess of the accumulated benefit obligation over the fair value of plan assets, an additional minimum pension liability must be recorded net of tax as a reduction to shareholders' equity. This is recorded under U.S. GAAP but is not recognized under French GAAP.

Long term debt with early redemption rights. Under French GAAP when long term debt is issued with early redemption rights whereby the redemption price is in excess of the original issue price per bond or note, the excess premium may not be amortized over the period from original issue date to earliest redemption period. Under U.S. GAAP, as the value of the long term debt accretes according to the stated redemption price, this accretion, if significant, is amortized over the period up to earliest redemption date and is recorded as interest expense with a corresponding increase in the value of the principal outstanding in the balance sheet.

Deferred tax. Under both French GAAP and U.S. GAAP, the impact of a change in enacted tax rates on deferred tax assets and liabilities is recorded in income. Due to certain significant differences in the underlying accounting principles between French GAAP and U.S. GAAP, particularly in respect of the value of fixed maturity and equity investments (held at amortized cost or historical cost under French GAAP and generally at market value under U.S. GAAP), the impact of the change in tax rates on income will differ accordingly.

MATERIAL DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

The impact on consolidated net income of material differences between French GAAP and U.S. GAAP are as follows:

(in euro millions)	Years ended December 31,		
	2000	**1999**	**1998**
Consolidated Net Income in Accordance with French GAAP	3,904	2,021	1,531
Differences in scope of consolidation	(171)	564	140
Goodwill and purchase accounting	(398)	(17)	(140)
Cost of stock options (buyout of minority interests)	(828)	–	–
Investment accounting and valuation	(31)	(182)	(48)
Deferred acquisition costs	(45)	(3)	3
Catastrophe equalization reserves	(246)	(141)	40
Future policy benefits	(54)	(16)	(65)
Elimination of intercompany transactions	20	(18)	(7)
Elimination of gain on sale of treasury shares	(75)	–	(207)
Restructuring provisions	29	110	166
Adjustment on dilution gain (SLPH)	–	(104)	–
Other items	(66)	53	14
Tax effect of U.S. GAAP reconciling adjustments	732	(29)	31
Total reconciling adjustments	(1,133)	217	(74)
Consolidated Net Income In Accordance with U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts	2,771	2,239	1,456

Under French GAAP, in accounting for UK with-profit contracts, revenue and expense are matched in net income by including both changes in the estimated fair values of assets allocated to UK with-profit contracts and corresponding increases or reductions in the liability for UK with-profit policyholder benefits. U.S. GAAP, which was developed in an environment that differs from the one in which the UK with-profit contract was developed, requires the change in unrealized investment gains on assets allocated to UK with-profit contracts be excluded from net income, while requiring recognition of the corresponding change in the liability for with-profit policyholder benefits in net income. Accordingly, AXA believes this exclusion results in amounts that do not fully reflect the economic effect of the UK with-profit contracts. An increase in the fair value of these assets results in an increase in the liability for policyholder benefits and a reduction in AXA's consolidated U.S. GAAP net income. The adjustment below eliminates the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts, which are included in net income in accordance with U.S. GAAP, except for such adjustment. AXA believes that the information provided above, for which net income includes the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts, provides a presentation AXA believes is more meaningful under the circumstances.

	2000	**1999**	**1998**
Consolidated Net Income In Accordance with U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts	2,771	2,239	1,456
Elimination of unrealized investment gains and losses on assets allocated to UK with-profit contracts, net of deferred tax	477	(1,030)	(709)
CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	3,248	1,209	748
Consists of :			
Continuing operations	951	865	618
Discontinued operations of DLJ	2,297	344	129

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The impact on consolidated shareholders' equity of material differences between French GAAP and U.S. GAAP are as follows:

(in euro millions)	At December 31, 2000	1999
Consolidated Shareholders' Equity in Accordance with French GAAP	***24,322***	***16,358***
Differences in scope of consolidation	*581*	*675*
Goodwill and purchase accounting	*3,836*	*1,606*
Difference in value of shares exchanged (buyout of minority interests)	*(265)*	*–*
Cost of stock options (buyout of minority interests)	*(211)*	*–*
Gain on sale of treasury shares	*59*	*27*
Investment accounting and valuation	*2,943*	*3,840*
Deferred acquisition costs	*187*	*272*
Catastrophe equalization reserves	*416*	*508*
Future policy benefits	*(171)*	*(99)*
Elimination of intercompany transactions	*(72)*	*(162)*
Treasury shares held	*(384)*	*(265)*
Adjustment on dilution gain (Alliance Capital)	*326*	*–*
Other items	*267*	*126*
Total reconciling adjustments	*7,512*	*6,528*
Consolidated shareholder's equity in accordance with U.S. GAAP, except for adjustment for the change in unrealized investments gains on assets allocated to UK with-profit contracts	***31,834***	***22,886***
Unrealized investment gains on real estate allocated to UK with-profit contracts	*(273)*	*(214)*
CONSOLIDATED SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP	***31,561***	***22,672***
Consists of:		
Continuing operations	*31,561*	*21,686*
Discontinued operations of DLJ	*–*	*986*

PURCHASE ACCOUNTING – BUSINESS COMBINATIONS
Significant transactions in 2000

In respect of significant acquisitions, material accounting differences between French GAAP and U.S. GAAP relate primarily to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA and settling / exchanging outstanding employee share options, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders' equity when ordinary shares of AXA were issued.

The table below presents the determination of goodwill under both French GAAP and U.S. GAAP in respect of the acquisition of minority interests in Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings) and AXA Financial during 2000.

| | Sun Life & Provincial Holdings | | AXA Financial, Inc. | |
	U.S. GAAP	French GAAP	U.S. GAAP	French GAAP
Purchase price				
Cash payment	3,628	3,628	6,717	6,717
Value of AXA shares exchanged	–	--	3,544	3,868
Cost to settle/exchange outstanding employee stock options	–	44	–	539
Payment of special dividend	36	36	–	–
Professional fees and other direct transaction expenses	28	28	85	89
Total purchase price	**3,692**	**3,736**	**10,346**	**11,213**
Less: portion of net assets acquired (a)	2,514	1,766	4,096	3,913
Excess purchase price over the portion of net assets acquired (c)	**1,178**	**1,971**	**6,250**	**7,300**
Amount charged directly to shareholders' equity	–	–	–	(2,518)
Goodwill asset	1,178	1,971	6,250	4,782
Annual Amortization of Goodwill (b)	**39**	**66**	**227**	**175**

(a) *Net assets, which were previously attributed to minority interests in AXA's consolidated balance sheet.*
(b) *Under both French GAAP and U.S. GAAP, the goodwill asset is amortized over 20 years (asset management operations) and 30 years (insurance operations) for AXA Financial and 30 years for Sun Life & Provincial Holdings.*
(c) *Under French GAAP, the goodwill was determined based on the carrying value of the assets at date of acquisition. Under U.S. GAAP, the goodwill was determined based on the estimated fair value of the portion of net identifiable assets acquired at date of acquisition. Consequently, the determination of goodwill under U.S. GAAP is preliminary for both of these transactions as:*
 – *AXA Financial: The transaction was completed close to year-end and, therefore, certain estimated fair values assigned to the portion of identifiable assets acquired and liabilities assumed may be subject to change, which could impact the determination of the goodwill asset.*
 – *Sun Life & Provincial Holdings. The estimated fair value in respect of policyholder reserves and the value of purchased business in-force were based on best estimates using information currently available at that time, however, these did not take account of the impact of the financial reorganization of the inherited estate of AXA Equity & Law, for which Court and policyholder approval was in process at the time of the acquisition of minority interests (see note 25 "Events Subsequent to December 31, 2000" for further information on the inherited estate). Completion of the financial reorganization could impact the estimated fair values of the portion of net assets acquired and, therefore, impact the determination of the goodwill asset. Therefore the determination of goodwill is preliminary as it is subject to the completion of the financial reorganization.*

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Significant transactions in prior years

Royale Belge (1998). Under French GAAP, gross goodwill totaled €1,007 million at December 31, 2000, of which €337 million was charged directly to retained earnings and reserves, as AXA issued and exchanged shares in connection with the transaction. The goodwill asset under French GAAP was €670 million as compared to the goodwill asset under U.S. GAAP of €527 million, or a difference €143 million. Under both French GAAP and U.S. GAAP, the goodwill asset is being amortized over 30 years. Consequently, the annual goodwill amortization charge under U.S. GAAP is €5 million lower than the annual goodwill amortization charge under French GAAP.

UAP (1997). Under French GAAP, gross goodwill totaled €1,919 million at December 31, 2000 of which €1,630 million charged directly to retained earnings and reserves as AXA issued and exchanged shares in connection with the transaction. The goodwill asset under French GAAP was €289 million as compared to the goodwill asset under U.S. GAAP of €2,137 million, or a difference €1,848 million. Under both French GAAP and U.S. GAAP, the goodwill asset is being amortized over 30 years. Consequently, the annual goodwill amortization charge under U.S. GAAP is €61 million higher than the goodwill amortization charge under French GAAP.

27 - Condensed U.S. GAAP Financial Statements and Additional U.S. GAAP Disclosures

The following condensed U.S. GAAP financial statements reflect the effects of the material differences between French GAAP and U.S. GAAP on consolidated net income and shareholders' equity identified in note 26 as well as differences of presentation between French GAAP and U.S. GAAP.

DISCONTINUED OPERATIONS

Under U.S. GAAP, the sale of a reportable segment (or a significant portion thereof) is subject to specific disclosure requirements. The sale of DLJ, completed on November 3, 2000, resulted in discontinued operation accounting treatment and, therefore, (i) the condensed consolidated statements of income under U.S. GAAP for the three years ended December 31, 2000 present separately the net income and net income per ordinary share (on a basic and diluted basis) arising from continuing operations and discontinued operations of DLJ (including the gain realized on the sale), and (ii) the condensed consolidated balance sheets under U.S. GAAP as at December 31, 2000 and 1999 present separately the net assets attributable to DLJ as a single line item. Such presentational requirements do not exist under French GAAP.

UNIVERSAL LIFE AND INVESTMENT CONTRACTS

Under French GAAP total premiums received for all insurance contracts, including life insurance contracts with flexible premiums or insignificant mortality or morbidity risk (such as, separate account contracts and universal life contracts) are recorded as revenues and benefits paid to the policyholder on all insurance contracts are recorded as expenses in AXA's consolidated operating results.

Under U.S. GAAP, insurance contracts which have either flexible premiums or insignificant mortality or morbidity risk are deemed investment contracts. For these types of contracts, only the policy charges assessed against the policyholder are recorded as revenue and only the actual costs borne by the insurance company to administer and manage such contracts are recorded as an expense. The premiums received less policy charges are credited directly to the liability for future policy benefits (for universal life contracts) or separate account (unit linked) liabilities, as appropriate. In a corresponding manner, benefit payments are directly charged to such liability, rather than being included in benefits, claims and other deductions.

Given the impact on both revenues and expenses, there is no difference between net income reported under French GAAP and, therefore, it only represents a difference in presentation.

Unearned revenue amounts are classified as part of the liability for future benefits under U.S. GAAP and as a reduction of deferred acquisition costs under French GAAP.

CLOSED BLOCK BUSINESS IN EQUITABLE LIFE

The business of AXA Financial includes a Closed Block of participating policies established in connection with the demutualization of The Equitable Life Assurance Society of the United States ("Equitable Life"). Under the terms of the demutualization, liabilities for certain participating policies in-force at the date of demutualization together with an amount of assets were segregated into the Closed Block for the purpose of determining policyholder dividends. The maximum contribution from the Closed Block that may inure to the benefit of Equitable Life's shareholders was determined at the time the Closed Block was established. For most individual participating policies issued by Equitable Life after its demutualization, Equitable Life is subject to regulations which require it to pay policyholder dividends equal to at least 90% of statutory profits (measured before policyholder dividends) attributable to participating products. The liability for annual policyholder dividends is recorded as earned and terminal dividends are accrued in proportion to gross margins over the life of the contract.

MEZZANINE CAPITAL

Certain subordinated debt and mandatorily convertible bonds and notes which are classified as mezzanine capital under French GAAP would be classified as debt under U.S. GAAP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in euro millions)	At December 31, 2000 U.S. GAAP	Adjusted (a)	French GAAP
Assets			
Total investments	266,724	267,114	263,448
Cash and equivalents	28,592	28,592	26,065
Deferred acquisition costs	4,049	4,049	8,154
Goodwill	17,595	17,595	15,865
Value of purchased life business in-force	7,285	7,285	3,724
Reinsurance receivables	9,182	9,182	–
Broker-dealer related receivables	73	73	73
Other assets	40,717	40,717	40,026
Closed block assets	9,199	9,199	–
Separate Account assets	115,745	115,745	117,261
Total assets	**499,161**	**499,551**	**474,616**
Liabilities			
Future policy benefits, other policy liabilities, insurance claims and claims expenses	257,347	257,347	254,033
Short-term and long-term debt	13,683	13,683	13,646
Subordinated debt	8,333	8,333	–
Mandatorily convertible bonds and notes	192	192	–
Securities sold under repurchase agreements	1	1	1
Broker-dealer related receivables	279	279	279
Accrued expenses and other liabilities	55,806	55,923	52,803
Closed block liabilities	10,215	10,215	–
Separate Account liabilities	115,932	115,932	117,377
Total liabilities	**461,788**	**461,905**	**438,139**
Minority interests	5,812	5,812	3,702
Subordinated debt	–	–	8,261
Mandatorily convertible bonds and notes	–	–	192
Shareholders' equity			
Ordinary shares	3,809	3,809	3,809
Additional paid in capital	12,700	12,700	12,379
Treasury shares	(384)	(384)	–
Other comprehensive income	6,275	3,578	–
Retained earnings	9,161	12,131	8,134
Total shareholders' equity	**31,561**	**31,834**	**24,322**
TOTAL LIABILITIES, MINORITY INTERESTS, SUBORDINATED DEBT, MANDATORILY CONVERTIBLE BONDS AND NOTES, AND SHAREHOLDERS' EQUITY	**499,161**	**499,551**	**474,616**

(a) U.S. GAAP, except for adjustment for the unrealized investment gains on real estate and related deferred tax asset allocated to UK with-profits contracts.

(in euro millions)	U.S. GAAP	At December 31, 1999 Adjusted (a)	French GAAP
Assets			
Total investments	240,539	241,083	234,485
Cash and equivalents	14,421	14,421	12,129
Deferred acquisition costs	8,237	8,237	7,782
Goodwill	4,227	4,227	2,591
Value of purchased life business in-force	2,498	2,498	2,438
Reinsurance receivables	8,023	8,023	–
Broker-dealer related receivables	118	118	118
Other assets	31,290	31,290	31,260
Closed block assets	8,286	8,286	–
Separate Account assets	108,206	108,206	109,647
Net assets of discontinued DLJ operations	2,684	2,684	2,673
Total assets	**428,527**	**429,071**	**403,121**
Liabilities			
Future policy benefits, other policy liabilities, insurance claims and claims expenses	218,598	218,598	214,946
Short-term and long-term debt	10,956	10,956	10,889
Subordinated debt	4,048	4,048	–
Mandatorily convertible bonds and notes	474	474	–
Securities sold under repurchase agreements	262	262	262
Broker-dealer related payables	201	201	201
Accrued expenses and other liabilities	44,050	44,216	39,496
Closed block liabilities	9,083	9,083	–
Separate Account liabilities	107,858	107,858	109,001
Total liabilities	**395,530**	**395,695**	**374,794**
Minority interests	10,326	10,488	7,454
Subordinated debt	–	–	4,040
Mandatorily convertible bonds and notes	–	–	474
Shareholders' equity			
Ordinary shares	3,260	3,260	3,260
Additional paid in capital	5,421	5,421	5,350
Treasury shares	(265)	(265)	–
Other comprehensive income	7,937	4,704	–
Retained earnings	6,318	9,766	7,747
Total shareholders' equity	**22,672**	**22,886**	**16,358**
TOTAL LIABILITIES, MINORITY INTERESTS, SUBORDINATED DEBT, MANDATORILY CONVERTIBLE BONDS AND NOTES, AND SHAREHOLDERS' EQUITY	**428,527**	**429,071**	**403,121**

(a) *U.S. GAAP, except for adjustment for the unrealized investment gains on real estate and related deferred tax asset allocated to UK with-profit contracts.*

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in euro millions)	Year ended December 31, 2000 U.S. GAAP	Adjusted (a)	French GAAP
Premiums, net of reinsurance	35,538	35,538	61,886
Financial services revenues	4,441	4,441	4,496
Net investment results	14,696	13,771	15,086
Change in unearned premium reserves, net of reinsurance	(395)	(395)	(405)
Total revenues (b)	**54,280**	**53,355**	**81,063**
Insurance claims and claims expenses, net of reinsurance	(37,181)	(37,181)	(64,093)
Insurance acquisition expenses	(5,959)	(5,959)	(5,877)
Bank operating expenses	(714)	(714)	(691)
Administrative expenses	(8,601)	(8,601)	(7,535)
Goodwill amortization	(347)	(347)	(345)
Income from continuing operations before income tax expense	**1,478**	**553**	**2,522**
Income tax expense	169	446	(339)
Minority interests	(670)	(500)	(518)
Equity in income of unconsolidated entities	(24)	(24)	(23)
Income from continuing operations, net of tax	**951**	**474**	**1,642**
Income from discontinued DLJ operations, net of tax	192	192	191
Gain on disposal of discontinued DLJ operations, net of tax	2,105	2,105	2,071
NET INCOME	**3,248**	**2,771**	**3,904**

(a) U.S. GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts of €477 million.
(b) Total revenues attributable to the discontinued DLJ operations were €10,894 million under both French GAAP and U.S. GAAP.

(in euro millions)	Year ended December 31, 1999 U.S. GAAP	Adjusted (a)	French GAAP
Premiums, net of reinsurance	29,341	29,341	51,481
Financial services revenues	2,955	2,955	3,065
Net investment results	14,016	16,612	15,301
Change in unearned premium reserves, net of reinsurance	32	32	(17)
Total revenues (b)	**46,344**	**48,940**	**69,831**
Insurance claims and claims expenses, net of reinsurance	(33,119)	(33,119)	(54,029)
Insurance acquisition expenses	(4,938)	(4,938)	(5,123)
Bank operating expenses	(644)	(644)	(717)
Administrative expenses	(6,448)	(6,448)	(6,196)
Goodwill amortization	(225)	(225)	(626)
Income from continuing operations before income tax expense	**970**	**3,566**	**3,139**
Income tax expense	(316)	(1,049)	(992)
Minority interests	224	(609)	(460)
Equity in income of unconsolidated entities	(14)	(14)	(11)
Income from continuing operations, net of tax	**865**	**1,894**	**1,676**
Income from discontinued DLJ operations, net of tax	344	344	345
NET INCOME	**1,209**	**2,239**	**2,021**

(a) U.S. GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts of €1,030 million.
(b) Total revenues attributable to the discontinued DLJ operations were €9,768 million under both French GAAP and U.S. GAAP.

(in euro millions)	Year ended December 31, 1998 U.S. GAAP	Adjusted (a)	French GAAP
Premiums, net of reinsurance	27,140	27,140	45,098
Financial services revenues	2,056	2,056	2,043
Net investment results	11,855	13,291	13,959
Change in unearned premium reserves, net of reinsurance	92	92	46
Total revenues (b)	41,144	42,580	61,146
Insurance claims and claims expenses, net of reinsurance	(29,875)	(29,875)	(47,855)
Insurance acquisition expenses	(4,271)	(4,271)	(4,448)
Bank operating expenses	(391)	(391)	(423)
Administrative expenses	(5,213)	(5,213)	(5,103)
Goodwill amortization	(133)	(133)	(88)
Income from continuing operations before income tax expense	1,261	2,696	3,230
Income tax expense	(506)	(951)	(1,048)
Minority interests	(526)	(808)	(791)
Equity in income of unconsolidated entities	390	390	11
Income from continuing operations, net of tax	618	1 328	1 402
Income from discontinued DLJ operations, net of tax	129	129	129
NET INCOME	748	1,457	1,531

(a) *U.S. GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts of €709 million.*
(b) *Total revenues attributable to the discontinued DLJ operations were €7,595 million under both French GAAP and U.S. GAAP.*

Analysis by segment for 2000 and 1999 is provided below:

(in euro millions)	Year ended December 31, 2000 Consolidated Net Income		
	U.S. GAAP	Adjusted (a)	French GAAP (b)
Life and Savings	1,911	1,434	2,051
Property and Casualty	19	19	307
International Insurance	48	48	137
Total Insurance	**1,978**	**1,501**	**2,495**
Total Financial Services	**276**	**276**	**287**
Holding companies	994	994	1,123
TOTAL	**3,248**	**2,771**	**3,904**

(in euro millions)	Year ended December 31, 1999 Consolidated Net Income		
	U.S. GAAP	Adjusted (a)	French GAAP (b)
Life and Savings	124	1,197	1,086
Property and Casualty	613	613	554
International Insurance	(57)	(57)	(52)
Total Insurance	**680**	**1,753**	**1,588**
Total Financial Services	**276**	**276**	**303**
Holding companies	253	210	129
TOTAL	**1,209**	**2,239**	**2,021**

(a) U.S. GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts.
(b) In 2000, general expenses that were allocated previously to intermediate holding cmpanies were reallocated to the relevant operating subsidiaries (see note 2). 1999 comparative information was restated accordingly.

COMPREHENSIVE INCOME

Comprehensive income includes net income and represents the change in shareholders' equity during a period from non-owner sources. It includes "other comprehensive income" which represents revenues, expenses, gains and losses that under U.S. GAAP are excluded from net income. The changes in AXA's U.S. GAAP accumulated other comprehensive income were as follows:

Accumulated Other Comprehensive Income						
	2000		1999		1998	
(in euro millions)	U.S. GAAP	Adjusted	U.S. GAAP	Adjusted	U.S. GAAP	Adjusted
Balance at January 1 in accordance with U.S. GAAP	**7,938**	**4,704**	**6,920**	**4,126**	**5,291**	**3,180**
Unrealized appreciation (depreciation) of investments, net of tax and reclassification adjustments (b)	(1,346)	(790)	372	(412)	1,857	1,337
Impact of foreign currency fluctuations	(302)	(322)	636	981	(252)	(417)
Effect of restructurings and intercompany sales of consolidated subsidiaries	(14)	(14)	10	10	26	28
Minimum pension liability	–	–	–	–	(3)	(3)
Balance at December 31 in accordance with U.S. GAAP	**6,276**	**3,578**	**7,938**	**4,704**	**6,920**	**4,126**

(a) *U.S. GAAP, except for adjustment for the increase in net unrealized gains (net of deferred tax) on real estate allocated to UK with-profit contracts.*

(b) *Includes 100% of the unrealized gains and losses from debt and equity investments held by SLPH and its subsidiaries following the date of the buyout of minority interests by AXA in July 2000.*

Comprehensive income, being net income plus the change in other comprehensive income in accordance with U.S. GAAP totaled €1,586 million, €2,227 million and €2,377 million in 2000, 1999 and 1998, respectively.

NET INCOME PER ORDINARY SHARE

	Net income per ordinary share Years ended December 31,			Income from continuing operations per ordinary share (a) Years ended December 31,		
	2000	1999	1998	2000	1999	1998
Income applicable to ordinary shares						
Basic	3,248	1,209	748	951	865	618
Dilutive securities issued by subsidiaries	(5)	(32)	(17)	(5)	(12)	(7)
Interest on assumed conversion of convertible bonds	9	19	20	9	19	20
Dilutive	3,252	1,196	752	955	871	631
Weighted average of ordinary shares outstanding (b)						
Basic	375.3	349.3	334.1	375.3	349.3	334.1
Assumed exercise of stock options (d)	5.6	2.7	4.1	5.6	2.7	4.1
Assumed conversion of convertible bonds	7.2	11.2	18.8	7.2	11.2	18.8
Dilutive	388.1	363.2	357.0	388.1	363.2	357.0
Per ordinary share (c)						
– Basic	8.65	3.46	2.24	2.53	2.48	1.86
– Diluted (e)	8.38	3.29	2.11	2.46	2.40	1.77
Per AXA ADS (c)						
– Basic	4.33	1.73	1.12	1.27	1.24	0.93
– Diluted (e)	4.19	1.65	1.05	1.23	1.20	0.89

(a) *Excludes income from discontinued DLJ operations (primarily decreases income and decreases the impact of "dilutive securities issued by subsidiaries").*
(b) *Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.*
(c) *Before the recommended 4-for-1 stock split (see "Unaudited Pro Forma Information Concerning the Recommended Stock Split").*
(d) *In 2000, the assumed exercise of stock options includes the AXA Financial stock options, which were exchanged into option for ordinary shares in connection with the buyout of the minority interests in AXA Financial.*
(e) *1999 data was restated as the subordinated convertible debt issued in 1999 became anti-dilutive as a result of the U.S. GAAP accounting treatment for DLJ discontinued operation and its impact on the calculation of net income per ordinary share on a diluted basis.*

The calculation of basic and diluted net income per ordinary share under U.S. GAAP is based on the same methodology as for French GAAP (see note 16). However, differences arise due to the underlying differences in accounting principles as noted below.

– Income dilution relating to subsidiaries which offer share options to its employees, as the underlying accounting principles to determine net income differ between French GAAP and U.S. GAAP;

– treatment of treasury shares held by AXA and its subsidiaries; and

– impact or discontinued operations on the calculation of nett income per ordinary share on a diluted basis. The €1,099 million of 3.75% subordinated convertible debt issued in 2000 and the €1,524 million of 2.5% subordinated convertible debt issued in 1999 in the aggregate are convertible into 16 million ordinary shares of AXA. As a result of the accounting treatment of the DLJ discontinued operations under U.S. GAAP there was anti-dilution and, as a result, excluded from the calculation of next income per ordinary share (diluted) under U.S. GAAP. Under French GAAP, the potential conversion of these two subordinated convertible debt instruments were included in the calculation of net income pper ordinary share (diluted).

FIXED MATURITY AND EQUITY INVESTMENTS

For purposes of U.S. GAAP, at December 31, 2000 and 1999, AXA has classified fixed maturities and equity investments having an amortized cost of €181,017 million and €167,745 million, respectively, and estimated fair value of €210,985 million and €173,430 million, respectively, as available for sale and fixed maturity securities having an amortized cost of €2,676 million and €5,792 million, respectively, and estimated fair value of €2,970 million and €6,063 million, respectively, as held to maturity.

At December 31, 2000 and 1999, net unrealized gains from available for sale securities included in other comprehensive income in accordance with the U.S. GAAP totaled €5,524 million and €7,265 million, respectively. Such net unrealized gains were:

• net of deferred taxes of €3,454 million and €4,150 million, respectively; and

• net of amounts allocated for policyholders and minority interests of €4,233 million and €7,417 million, respectively (including amounts attributable to assets allocated to UK with-profit contracts of €2,499 million and €3,450 million, respectively (net of taxes of €2,319 million and €2,628 million, respectively).

DEFERRED TAX

Differences between the French GAAP and U.S. GAAP components of the net deferred tax asset and liability are as follows:

| (in euro millions) | Net Deferred Tax Asset | | | Net Deferred Tax Liability | | |
	French GAAP	Adjusted	U.S. GAAP	French GAAP	Adjusted	U.S. GAAP
2000	5,751	6,134	6,134	(5,354)	(7,597)	(7,479)
1999	3,093	3,141	3,141	(4,373)	(7,139)	(6,973)

SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 2000, 1999 and 1998, deposits related to investment contracts amounted to €20,690 million, €14,674 million and €9,825 million, respectively, and withdrawals related to investment contracts amounted to €12,566 million, €7,004 million and €7,269 million, respectively, and are part of operating cash flow under French GAAP. Such deposits and withdrawals would be reflected as financing activities in a statement of cash flows prepared in accordance with U.S. GAAP.

EMPLOYEE BENEFIT PLANS

AXA Financial recorded, as a reduction of its shareholders' equity, an additional minimum pension liability (net of tax) of €14 million and €16 million at December 31, 2000 and 1999, respectively, under U.S. GAAP. The German subsidiaries also recorded as a reduction of its shareholders' equity an additional minimum pension liability (net of tax) of €55 million and €52 million at December 31, 2000 and 1999, respectively. This liability which primarily represents the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability is not recorded under French GAAP.

STOCK-BASED COMPENSATION

Details on stock options in respect of AXA are provided in note 20 "Stock Options".

Total stock-based compensation cost charged against income under U.S. GAAP in 2000 was €684 million (1999: €64 million and 1998: €43 million).

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("FAS 123") "Accounting for stock-based compensation" which requires disclosure of the cost to AXA of share options granted on or after January 1, 1995, based on the fair value of the options on the date they were granted. Had AXA accounted for share options granted since January 1, 1995, in accordance with FAS 123, net income and net income per ordinary share under U.S. GAAP (on a pro forma basis) would be as follows:

| (in euro millions except per share amounts) | Years ended December 31, | | |
	2000 (b)	1999	1998
U.S. GAAP			
Net Income:			
– as reported	3,248	1,209	748
– pro forma	3,576	1,143	709
Net Income per ordinary share:			
Basis:			
– Basic as reported	8.65	3.46	2.24
– Basic pro forma	9.53	3.27	2.12
Diluted:			
– Diluted as reported (a)	8.38	3.29	2.11
– Diluted pro forma (a)	9.22	3.11	2.00

(a) 1999 net income per ordinary share (diluted) has been restated due to the accounting treatment of DLJ discontinued operations.
(b) In connection with the buyout of the minority interests in AXA Financial, certain outstanding stock options in AXA Financial common stock were subject to accelerated vesting.

Such pro forma effects are not necessarily indicative of future effects on net income and net income per ordinary share such as the pro forma does not take account of options granted before January 1, 1995.

(in euro millions except per share amounts)	Years ended December 31,		
	2000	1999	1998
Dividend yield	2.45%	2.45%	1.30%
Volatility	30%	30%	30%
Risk-free interest rate	5.20%	5.60%	4.42%
Expected life	6	6	6

The weighted average fair value per option granted by the Company in 2000, 1999 and 1998 was €50, €36 and €35, respectively.

UNAUDITED PRO FORMA INFORMATION RELATING TO ACQUISITIONS

This information is additional to that required under French GAAP and should be read in conjunction with note 6 "Business Combinations".

The unaudited pro forma consolidated results of operations have been prepared in accordance with French GAAP and are for comparative purposes only and are not indicative of the results of operations which actually would have resulted had the acquisition occurred on the dates indicated, or which may result in the future.

IMPACT OF THE GRE ACQUISITION (1999)

The following summarized unaudited pro forma information presents the consolidated results of operations of AXA for the years ended December 31, 1999 and 1998 and assume the GRE acquisition had taken place on January 1st, of each year and:

(i)   excludes the exceptional amortization of goodwill of €446 million (€259 million, group share) which was recorded against the French GAAP earnings in 1999 relating to a significant deficiency in insurance claims reserves of the acquired companies at date of acquisition,

(ii)   excludes profit recognized in earnings in 1999 due to the dilution of AXA's ownership interest in SLPH to 56% from 71.6% (€469 million, group share) in connection with the issuance of capital by SLPH to fund the acquisition of GRE,

(iii) includes an adjustment to reflect the decrease in earnings in SLPH consolidated by AXA due to the dilution of AXA's ownership interest in SLPH arising from the transaction (decrease of €18 million for the four months prior to the GRE acquisition in 1999 and €38 million in 1998), and

(iv)   the amounts include GRE's pro forma results for the full year of 1998 and for the first four months of 1999 prior to the acquisition, and actual results for the post-acquisition eight-month period in 1999, for those GRE operations acquired and retained by AXA. The pro forma results were, for the pre-acquisition period, determined using the historical financial statements of GRE prepared under generally accepted accounting principles in the United Kingdom and adjusted in certain material respects to conform with French GAAP. In addition, the pro forma results include amortization of the intangible assets and interest expense on debt issued to finance the purchase.

(in Euro millions except for per share data)	Years ended December 31, 1999	1998
Total revenues (pro forma)	83,853	75,080
Net income (pro forma)	1,792	1,694
Net income per ordinary share (pro forma)		
– Basic	5.08	5.00
– Diluted	4.76	4.68

IMPACT OF THE BUYOUT OF THE MINORITY INTERESTS IN AXA FINANCIAL AND SUN LIFE & PROVINCIAL HOLDINGS (2000)

The following summarized unaudited pro forma information presents the consolidated results of operations of AXA for the years ended December 31, 2000 and 1999 and assumes that the acquisitions of the minority interests in AXA Financial and in Sun Life & Provincial Holdings (SLPH) had taken place on January 1st, of each year:

(in euro millions except for per share data)	Years ended December 31, 2000	1999
Total revenues		
– As reported	100,395	82,167
– Pro forma (a) (c)	89,501	74,085
Net income		
– As reported	3,904	2,021
– Pro forma (b) (c)	1,482	1,316
Net income per ordinary share		
– As reported		
Basic	10.28	5.73
Diluted	9.74	5.40
– Pro forma net income per ordinary share (d)		
Basic	3.54	3.22
Diluted	3.43	3.13

(a) As total revenues of SLPH and AXA Financial (and their subsidiaries) were already included in AXA's consolidated total revenues, the impact of the acquisition of the minority interests would be nil. However, for comparability purposes, the pro forma revenues excludes revenues from the DLJ discontinued operations of € 10,894 million in 2000 and € 9,768 million in 1999.

(b) The pro forma financial information eliminates the after-tax income from the DLJ discontinued operations (including the gain on the sale of DLJ) for the years ended December 31, 2000 and 1999 for comparability purposes.

(c) Guardian Royal Exchange is a subsidiary of SLPH, its results are also included for a full year in 1999 on a pro forma basis for the first four months of 1999 prior to its acquisition, and actual results for the post-acquisition eight-month period in 1999.

(d) As a result of the acquisition of minority interests in AXA Financial, 25.8 million ordinary shares were issued. In addition, AXA issued 30.2 million of ordinary shares in June 2000, which was used primarily to fund the acquisition of minority interests in SLPH. As a result of these two share issuances net income per ordinary share (basic and diluted) would be effected.

The effects of other acquisitions that occurred in 2000, 1999 and 1998 were not material and, accordingly, have been excluded from the pro forma presentation.

UNAUDITED PRO FORMA INFORMATION CONCERNING THE STOCK SPLIT

As noted in note 25 "Events Subsequent to December 31, 2000", on May 9, 2001 the shareholders of AXA approved a 4-for-1 stock split of AXA's outstanding ordinary shares listed on the ParisBourse. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The table presents unaudited pro forma information on net income per ordinary share in accordance with U.S. GAAP relating to the stock split.

(in euros)	Net income per ordinary share U.S. GAAP Years ended December 31,			Income from continuing operations per ordinary share (a) U.S. GAAP Years ended December 31,		
	2000	1999	1998	2000	1999	1998
Basic						
As reported	8.65	3.46	2.24	2.53	2.48	1.86
Pro forma	2.16	0.87	0.56	0.63	0.62	0.46
Diluted						
As reported	8.38	3.29	2.11	2.46	2.40	1.77
Pro forma	2.09	0.82	0.53	0.62	0.60	0.44

(a) Excludes income from discontinued DLJ operations (primarily decreases income and decreases the impact of "dilutive securities issued by subsidiaries").

The 4-for-1 stock split does not effect shareholders' equity as it only decreases the price per ordinary share with a corresponding increase in the number of ordinary shares issued and outstanding. Based on the weighted average number of ordinary shares outstanding as at December 31, 2000, 1999 and 1998, the increase in additional ordinary shares would correspond to:

• **Basic:** 1,126 million in 2000, 1,048 million in 1999 and 1,002 million in 1998; and
• **Diluted:** 1,164 million in 2000, 1,190 million in 1999 and 1,071 million in 1998.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED UNDER U.S. GAAP

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("FAS 133") "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("FAS 137"), "Deferral of the Effective Date of FASB Statement No 133". FAS 137 allows entities which have not yet adopted FAS 133 to defer its effective date to all fiscal years beginning on or after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133", which amended certain provisions of FAS 133.

FAS 133, as amended, establishes new accounting and reporting standards for derivative instruments, including derivatives embedded in assets and liabilities (collectively referred to as derivatives), and for hedging activities. It requires all derivatives to be recognized on the balance sheet and measured at fair value.

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With respect to the adoption of the requirements on embedded derivatives, AXA elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments acquired, issued or substantively modified on or before that date. As a consequence of this election coupled with interpretative guidance issued by the FASB and the DIG specifically related to insurance contracts and features therein, adoption of the new requirements for embedded derivatives have no immediate material impact on AXA's financial condition and operating results under U.S. GAAP.

The accounting for changes in the fair value of a derivative (that is, the gains and losses) depends on its intended use as summarized below.

- **Fair Value Hedges:** The derivative is designated as hedging the changes in fair value exposures. The change in fair value of the derivative is recorded in income along with the associated gain or loss on the hedged item attributable to the risk being hedged.
- **Cash Flow Hedges:** The derivative is designated as hedging the exposure to variable cash flows. The effective portion of the hedge determines the extent to which the change in fair value of the derivative is recorded in a component of "Other comprehensive income" (a separate component of shareholders' equity) or in income. The amount recorded in "Other comprehensive income" is subsequently reclassified into income in the same period in which the forecasted transaction affects income.
- **Net Investment Hedges:** The derivative or non-derivative (in limited circumstances) is designated as hedging the foreign currency exposure of a net investment in a foreign operation. The effective portion of the hedge determines the extent to which the change in fair value attributable to the foreign currency risk on the derivative or non-derivative is recorded in a component of "other comprehensive income" (together with the associated gain or loss on the hedged item) or in income.
- **No hedge designation.** The change in fair value of the derivative is recorded in income.

AXA adopted FAS 133, as amended, as at January 1, 2001. Transition adjustments resulting from the adoption of FAS 133, as amended, will be presented in the U.S. GAAP condensed consolidated financial statements and based on the appropriate hedge designations, if any. At initial adoption the cumulative effect in change in accounting principle will not have a material impact on AXA's financial condition and operating results under U.S. GAAP as at January 1, 2001.

AXA manages its risk and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. In addition, the application of FAS 133, as amended, is subject to additional interpretative guidance to be issued by the FASB after the effective date of FAS 133, which could effect the accounting under FAS 133, as amended, in future periods. As a result there may be increased volatility in AXA's net income as reported under U.S. GAAP in future periods.

In December 2000, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position No. 00-3 "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and for Certain Long-Duration Participating Contracts" ("SOP 00-3"). Equitable Life's demutualization occurred in July 1992 and, therefore, before December 31, 2000. SOP 00-3 should be applied retroactively through restatement or reclassification. However, if implementation is impracticable because the demutualization occurred many years prior to January 1, 2001, no retroactive restatement is required. AXA Financial has determined it is not practicable to produce an actuarial calculation as of the July 1992 demutualization date. Therefore, SOP 00-3 will be adopted prospectively as at January 1, 2001 with no financial impact associated with its initial implementation. However, future income from our U.S. life operations in Equitable Life will be affected to the extent actual Closed Block earnings exceed those assumed at January 1, 2001.

FINANCIAL STATEMENT SCHEDULE

Schedule II

AXA (PARENT COMPANY)

CONDENSED BALANCE SHEETS

At December 31, (in euro millions)	2000	1999
Assets		
Investment in subsidiaries	32,140	18,273
Real estate	5	5
Other invested assets	2,854	2,378
Total investments	34,999	20,656
Cash and equivalents	3,910	184
Other assets	853	529
Total assets	**39,762**	**21,369**
Liabilities		
Short-term and long-term debt	5,838	2,351
Other liabilities	3,935	586
Total liabilities	**9,773**	**2,937**
Subordinated debt	6,915	2,999
Mandatorily convertible bonds and notes	320	602
Shareholders' equity		
Ordinary shares, nominal value in the aggregate of €9.15 per ordinary share:	3,809	3,260
525.5 million shares authorized and 416.2 million shares issued at December 31, 2000 and 465.6 million shares authorized and 356.3 million shares issued at December 31, 1999		
Capital in excess of nominal value	12,379	5,350
Retained earnings and reserves	6,566	6,221
Total shareholders' equity	**22,754**	**14,831**
Total liabilities, subordinated debt, bonds mandatorily convertible bonds and notes, and shareholders' equity	**39,762**	**21,369**

See notes to parent company condensed financial statements.

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Schedule II

AXA (PARENT COMPANY)

CONDENSED STATEMENTS OF INCOME

Years ended December 31, (in euro millions)	2000	1999	1998
Equity in income of subsidiaries	1,520	1,438	1,052
Net investment results	(422)	(308)	(52)
Total revenues	1,098	1,130	1,000
Operating costs and expenses	(165)	(158)	(124)
Income before income tax benefit	933	972	876
Income tax benefit	124	188	68
Net Income	**1,057**	**1,160**	**944**

See notes to parent company condensed financial statements.

Schedule II

AXA (PARENT COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS

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Years ended December 31, (in euro millions)	2000	1999	1998
Net income	1,057	1,160	944
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized investment (gains) losses	10	(50)	(368)
Change in income taxes	(100)	(194)	182
Changes in other assets and liabilities (a)	3,399	(287)	480
Net cash provided by operating activities	4,366	629	1,238
Cash flows from investing activities:			
Maturities and sales of investments	978	1,170	1,573
Purchases of investments	(201)	(1,536)	(105)
Investments in subsidiaries	(15,424)	(2,325)	(4,391)
Net cash used in investing activities	(14,647)	(2,691)	(2,923)
Cash flows from financing activities:			
Additions to debt	7,436	2,769	4,883
Repayments of debt	(294)	(241)	(4,332)
Issuance of ordinary shares (b)	7,578	225	1,386
Dividends	(713)	(595)	(455)
Net cash provided by financing activities	14,007	2,158	1,482
Change in cash and equivalents	3,726	96	(203)
Cash and equivalents, beginning of year	184	88	291
Cash and equivalents, end of year	3,910	184	88

(a) *Includes a liability at December 31, 2000 of €2,998 million, which relates to the amount of cash to be paid by AXA (the Company) in January and February 2001 in connection with the buyout of the minority interests in AXA Financial.*

(b) *In 2000, non-cash transactions, whereby ordinary shares of AXA were either issued or exchanged, included: (i) conversion of the mandatorily convertible bonds that matured in January 2001 of €282 million, (ii) the merger of AXA Participations (an existing wholly-owned subsidiary) with and into AXA (the Company) of €216 million, and (iii) ordinary shares exchanged in connection with AXA's buyout of minority interests in AXA Financial of €3,131 million as at December 31, 2000. See note 25 to AXA's consolidated financial statements for information relating to the additional ordinary shares exchanged by AXA in respect of this transaction in January 2001.*

See notes to parent company condensed financial statements.

Schedule II

AXA (PARENT COMPANY)

NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1. Financial Statement Policies and Changes in Presentation

Prior to 2000, the parent company condensed financial statements were presented on the basis of AXA's investment in subsidiaries and its share in the net income of such subsidiaries under the equity method of accounting, being the basis for which AXA prepares its consolidated financial statements.

The parent company condensed financial statements of AXA (the Company), a French *société anonyme à Directoire et Conseil de surveillance* for years prior to 2000 have been represented to conform to those financial statements published in France, except for certain formatting differences. In France, parent company financial statements are prepared using a French statutory basis of accounting which uses the cost method of accounting for investments. As a result of the new presentation of prior years, the financial statements for all years presented have been translated, with certain formatting differences from those published in France.

These parent company condensed financial statements should be read in conjunction with AXA's consolidated financial statements and the notes thereto prepared in accordance with French GAAP and reconciled to U.S. GAAP, which are included elsewhere in this annual report.

2. Long-term debt and other obligations

At December 31, 2000 and 1999, long-term debt amounted to €424 million and €389 million, respectively. At December 31, 2000 aggregate maturities of long-term debt based on required payments at maturity for 2001, the following four years and thereafter are €0 in 2001, €0 in 2002, €0 in 2003, €223 million in 2004, €171 million in 2005, €30 million in 2006 and thereafter.

Information relating to the subordinated debt (including terms of redemption by the issuer and share conversion) and bonds mandatorily convertible into ordinary shares of AXA is provided in note 10 to AXA's consolidated financial statements.

3. Material differences between French GAAP and U.S. GAAP

The parent company condensed financial statements for AXA (the Company) are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP.

The principle difference between French statutory GAAP and French GAAP (on a consolidated basis) as well as U.S. GAAP at the parent company level, relates to the accounting for the Company's investments under French statutory basis of accounting, which uses the costs method of accounting for investments. French GAAP (on a consolidated basis) and U.S. GAAP use the equity method of accounting for investments. Other differences between French GAAP and U.S. GAAP are described in note 26 and 27 to AXA's consolidated financial statements included elsewhere in this annual report.

Schedule II

AXA (PARENT COMPANY)

NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

NET INCOME (in euro millions)	Years ended December 31,		
	2000	1999	1998
Net income in accordance with French GAAP (statutory basis)	1,057	1,160	944
Dividends from subsidiaries	(1,211)	(1,424)	(1,049)
Contribution of consolidated subsidiaries under equity method	3,869	1,735	1,724
Profit dilution on SLPH	–	486	–
Other adjustments	189	64	(88)
Total adjustments	2,847	861	587
Net income in accordance with French GAAP (consolidated basis)	**3,904**	**2,021**	**1,531**
U.S. GAAP adjustments	(656)	(812)	(784)
Net income in accordance with U.S. GAAP	**3,248**	**1,209**	**748**

SHAREHOLDERS' EQUITY (in euro millions)	At December 31,	
	2000	1999
Shareholder's equity in accordance with French GAAP (statutory basis)	**22,754**	**14,831**
Equity method adjustments	5,763	3,267
Goodwill charged directly to shareholders' equity	(4,194)	(1,740)
Shareholders' equity in accordance with French GAAP (consolidated basis)	**24,322**	**16,358**
U.S. GAAP adjustments	7,239	6,314
Shareholders' equity in accordance with U.S. GAAP	**31,561**	**22,672**

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Item 19: Exhibits

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1. By-laws of the Company (filed herewith).

2. Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as an Exhibit to the Company's Registration Statement on Form F-6 filed on April 18, 2001 (registration no. 333-13376) and incorporated herein by reference.

3. Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.

4. (a) Merger Agreement, dated as of October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, filed as exhibit 2.1 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.

   (b) Continuity Agreement between, Edward D. Miller and AXA Financial, Inc. dated September 29, 2000, filed as exhibit 10.6 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.

8. List of the Company's consolidated subsidiaries at December 31, 2000 is provided in note 24 to the consolidated financial statements included elsewhere in this annual report.

10. (a) Consent of Independent Accountants (filed herewith).

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it hs duly caused and authorized the undersigned to sign this annual report on its behalf.

AXA

By: /s/Gérard de La Martinière

Name: Gérard de La Martinière

Title: Group Executive Vice President Finance, Control and Strategy

Date: May 25, 2001

INDEX TO EXHIBITS

1. By-laws of the Company (filed herewith).

2. Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as an Exhibit to the Company's Registration Statement on Form F-6 filed on April 18, 2001 (registration no. 333-13376) and incorporated herein by reference.

3. Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.

4. (a) Merger Agreement, dated as of October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, filed as exhibit 2.1 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.

   (b) Continuity Agreement between, Edward D. Miller and AXA Financial, Inc. dated September 29, 2000, filed as exhibit 10.6 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.

8. List of the Company's consolidated subsidiaries at December 31, 2000 is provided in note 24 to the consolidated financial statements included elsewhere in this annual report.

10. (a) Consent of Independent Accountants (filed herewith).